

NEW
POSSIBILITIES

2024 ANNUAL REPORT

Bank of Hawai'i

CONTENTS

ON THE COVER

A women's long distance crew trains off Oʻahu's east shore. Working as one on the water, these paddlers demonstrate what's possible when reaching for a common goal. At Bank of Hawaiʻi, we continually seek new possibilities—from exploring innovative ways to serve our customers and communities to providing the best opportunities and support for our employees.



Dear Fellow Shareholders,

2024 was a year of strength and recovery for Bank of Hawaiʻi. In a year marked by both challenges and opportunities, we navigated a complex economic landscape—interest rates, evolving market conditions, geopolitical tensions—while staying true to our core values.

Our dedication to building strong relationships, fostering trust, and investing in the future served us well in 2024 and positions us for the long term. By focusing on stability and growth, we continue to support the people and businesses that make our island home thrive.

Bank of Hawaiʻi is poised for the years ahead, and we are grateful for our employees, customers and shareholders who make our success possible.

2024 RECOGNITION

One of the
Most Trustworthy
Companies in
America

Named by *Newsweek*

Ranked **No. 24**
Nationwide in
Banking Industry

**Only company in Hawaiʻi
to appear on list**

Strong Financial Performance

Bank of Hawaiʻi closed 2024 with a solid financial performance, maintaining a strong balance sheet, disciplined expense management, and a commitment to long-term growth.

For the full year of 2024, diluted earnings per common share were $3.46, with net income at $150 million. We continued to generate solid earnings while reinforcing our capital position. Return on average assets for 2024 was 0.64%, and return on average equity remained healthy at 10.85%.

Bank of Hawaiʻi held the number one position in deposit market share, according to the Federal Deposit Insurance Corporation's annual summary of deposits released in June 2024. Demonstrating the confidence placed in us by our customers, total average deposits grew to $20.5 billion in 2024 while total loans increased to $14.1 billion as of Dec. 31, 2024.

Our asset quality remains strong, and we continue to exceed regulatory capital requirements. The successful closing of our preferred stock offering in June further bolstered our already solid capital position.

Notably, net interest margin expanded for the third consecutive quarter, and net interest income continued its upward trajectory. These trends highlight our ability to navigate industry shifts while maintaining a focus on shareholder value.

Hawaiʻi's Economy

Hawaiʻi's economy continued to show recovery and momentum in 2024, bringing optimism for the years ahead.

Tourism remained a key driver of growth, with visitor arrivals and spending increasing for the fifth straight month. In December alone, Hawaiʻi welcomed 910,055 visitors—up 5.5% from 2023—who contributed $2.04 billion in total spending, nearly reaching pre-pandemic levels.

The job market also remained steady, with Hawaiʻi's unemployment rate holding at 3% in December, outperforming the national average of 4.1%.

Despite higher mortgage rates and limited inventory, Hawaiʻi's real estate market saw continued demand. Single-family home prices rose across the islands, with statewide sales increasing 7% from 2023. Condo prices also climbed, though sales dipped slightly.

> Bank of Hawaiʻi held the number one position in deposit market share, according to the Federal Deposit Insurance Corporation's annual summary of deposits released in June 2024.

Creating a Sense of Belonging

At Bank of Hawaiʻi, we are committed to building a future where every team member feels valued and supported. By fostering a welcoming environment and empowering our employees to reach their full potential, we create a lasting, positive impact.

We offer a variety of programs and initiatives designed to support all employees in their personal and professional growth. One important way we cultivate connection and belonging is through our Employee Resource Groups (ERGs). These employee-led groups provide opportunities for mentorship, community service, and professional development, ensuring that every voice is heard, and every team member has the opportunity to thrive.

By embracing different perspectives and following our core values, we continue to strengthen our workplace and the communities we serve with aloha. (For highlights of our 2024 activities, please see the "Our Employees" section of this report on page 16.)

Right: Our Women Inspired Employee Resource Group gathered outside our Main Branch in Honolulu to mark Women's History Month in March.

Caring for Our Customers

Delivering an exceptional customer experience has always been at the heart of what we do. Even as many companies across the country saw declines due to economic challenges, our Customer Experience Index Score remained strong last year—a testament to our promise to put people first. The CX Index Score is a key measurement used by businesses, including banks, to assess the quality of interactions customers have with their brand. It typically reflects customer satisfaction, loyalty, and how well a company meets customer expectations across different touchpoints—whether digital, in-person or through customer support.

As banking needs evolve, we continue to invest in digital tools that make managing finances easier and more intuitive. Simply offering digital banking isn't enough—it needs to be seamless, user-friendly, and designed to anticipate customer needs before they arise. In 2024, we upgraded our mobile and online banking platforms, providing a more robust, personal and consistent experience across all devices.

At the same time, we know the value of in-person connections. Our Branch of Tomorrow network ensures our physical locations remain welcoming, modern and equipped to serve customers at the highest level. In March, we celebrated the opening of our new ʻEleʻele Branch on Kauaʻi, replacing our former Hanapēpē Branch, and we've begun construction on our new Lahaina Branch at Lahaina Cannery Mall. Reopening in 2025, this branch represents our dedication to the people and businesses of Lahaina, a community we've served since 1930.

For more than 125 years, we've been proud to serve Hawaiʻi's communities across all islands. That commitment continues with additional Branch of Tomorrow upgrades planned for the next two years, including locations in Hāna, Maui, and Lānaʻi. We look forward to continuing to evolve alongside our customers—both online and in person—for generations to come.



Rhoda Lacaden, relationship service representative, on opening day of our new ʻEleʻele Branch on Kauaʻi.

Caring for Our Community

Stronger communities are built when we come together, and at Bank of Hawai'i, we take pride in supporting the people and organizations that make a difference. Through sponsorships, grants and hands-on volunteer efforts, we are committed to giving back in meaningful ways.

Once again, our Bank of Hawai'i employees, Bank of Hawai'i Foundation, and community partners came together for our annual Live Kōkua Giving Campaign, raising funds to support Aloha United Way and its network of 300 local nonprofits.

Beyond our campaign, Bank of Hawai'i Foundation awarded grants to 40 local nonprofits in 2024, helping to strengthen programs that serve our communities. Among them was our support for Hawai'i Community Lending's Lahaina Homeowner Recovery Program, leveraging a 3:1 match from the Federal Home Loan Bank—Des Moines. These funds will help up to 500 homeowners in Lahaina avoid foreclosure and secure financing to rebuild their homes.

Expanding Leadership Roles

In July 2024, I was proud to announce the promotion of **James C. Polk** to president of Bank of Hawai'i Corporation and Bank of Hawai'i. In addition to overseeing Commercial Banking, Merchant Services, Cash Management, and Wealth Management, Jim now leads Retail Banking, guiding all revenue-generating businesses. With over 35 years of financial services experience and a passion for our customers and community, his leadership continues to drive our success.

Concurrently, **Matthew K.M. Emerson** was appointed chief retail banking officer, responsible for Consumer Banking Products, Branch Banking, and our Contact Center. Since joining in 2010, Matt has played a key role in integrating services across channels, and his leadership has been invaluable in shaping our strategic direction.

In May, **Taryn L. Salmon** was promoted to vice chair and chief information & operations officer, overseeing Enterprise Operations, IT, Strategic Data & Analytics, Information Security, Digital Banking, and more. With over 25 years of experience, Taryn has been instrumental in advancing our technology teams since joining in 2019.

We also celebrated the retirement of **Susan L. Ing**, our chief marketing officer, after two decades of exceptional leadership. **Kristine R. Stebbins**, who joined the bank in 2020, was promoted to senior executive vice president and chief marketing officer. She now leads our Marketing Division, which includes the key areas of Brand & Integrated Marketing, Community & Employee Engagement, Customer Experience, Research Insights, and Bank of Hawai'i Foundation.

Additionally, we welcomed three new Executive Committee members in 2024:

› **Guy C. Churchill**, Sr. EVP & Chief Credit Officer— oversees Wholesale and Commercial Credit Groups and Enterprise Credit Risk Analytics.

› **Edward C.S. Kim**, Sr. EVP & Senior Executive Director of Consumer Lending—leads Retail Lending and Deposits, including Consumer Lending, Dealer Indirect, Mortgage Banking, and Retail Deposits.

› **Bradley "Brad" S. Satenberg**, Sr. EVP & Deputy Chief Financial Officer—supports financial strategy and oversees Treasury, Financial Reporting, and Budgeting.

These leadership transitions reflect our ongoing commitment to growth, innovation, and exceptional service. I am excited about the future and confident that our team's expertise and vision will continue to strengthen Bank of Hawai'i for years to come.

In Closing

In 2024, we embraced new opportunities while upholding our 127-year legacy of delivering value to our customers, employees, shareholders, and community. I'm grateful for the dedication of our team and the trust of those we serve—thank you for being part of another successful year.

Mahalo nui loa,

Peter S. Ho

PETER S. HO
Chairman and CEO

2024 Financial Summary

BANK OF HAWAI'I CORPORATION AND SUBSIDIARIES (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

FOR THE YEAR ENDED DECEMBER 31		2024		2023
Earnings Highlights and Performance Ratios				
Net Income	$	149,994	$	171,202
Basic Earnings Per Common Share		3.48		4.16
Diluted Earnings Per Common Share		3.46		4.14
Dividends Declared Per Common Share		2.80		2.80
Net Income to Average Total Assets (ROA)		0.64 %		0.71 %
Net Income to Average Shareholders' Equity (ROE)		9.78 %		12.63 %
Net Income to Average Common Equity (ROCE)		10.85 %		13.89 %
Net Interest Margin [1]		2.16 %		2.24 %
Efficiency Ratio [2]		67.30 %		64.95 %
Market Price Per Share of Common Stock:				
Closing	$	71.24	$	72.46
High		82.70		81.73
Low		54.50		30.83

AS OF DECEMBER 31		2024		2023
Statements of Condition Highlights and Performance Ratios				
Loans and Leases	$	14,075,980	$	13,965,026
Total Assets		23,601,114		23,733,296
Total Deposits		20,633,037		21,055,045
Other Debt		558,274		560,190
Total Shareholders' Equity		1,667,774		1,414,242
Book Value Per Common Share	$	33.27	$	31.05
Allowance to Loans and Leases Outstanding		1.06 %		1.05 %
Full-Time Equivalent Employees		1,865		1,899
Branches and Offices		50		51

FOR THE QUARTER ENDED DECEMBER 31		2024		2023
Earnings Highlights and Performance Ratios				
Net Income	$	39,162	$	30,396
Basic Earnings Per Common Share		0.86		0.72
Diluted Earnings Per Common Share		0.85		0.72
Net Income to Average Total Assets (ROA)		0.66 %		0.51 %
Net Income to Average Shareholders' Equity (ROE)		9.42 %		8.86 %
Net Income to Average Common Equity (ROCE)		10.30 %		9.55 %
Net Interest Margin [1]		2.19 %		2.13 %
Efficiency Ratio [2]		66.12 %		73.36 %

[1] Net interest margin is defined as net interest income, on a taxable-equivalent basis, as a percentage of average earning assets.

[2] Efficiency ratio is defined as noninterest expense divided by total revenue (net interest income and total noninterest income).



SVP and Director of Online and Mobile Banking, Matt Pollard, appears in our 2024 brand campaign along with his wife, Glenda, and son Caleb.

YEAR IN REVIEW

Creating Meaningful Opportunities

At its heart, banking is about people. It's about customers' hopes and dreams, the homes they want to own, the businesses they want to start or grow, the education they want for their children, and the financial security they want when they retire. We are dedicated to enriching lives and creating a lasting, positive impact for all our stakeholders, including our customers, employees, shareholders and the community.

Branch Banking

Our branches provide important opportunities for specialized services and face-to-face connections with our customers.

We placed a special focus on expanding our Branch of Tomorrow network to include our neighbor island branches in 2024. In March, we opened our new

'Ele'ele Branch in the 'Ele'ele Shopping Center on Kaua'i, which replaced our former Hanapēpē Branch. In addition to a 24/7 easy deposit ATM with enhanced self-service features and business depository box access, the branch now offers extended hours and private consultation rooms for in-person or virtual consultations.

In July, our Lāna'i Branch hours were also extended. Bank of Hawai'i is now the only local bank on the island.



Construction of our new Lahaina Branch on Maui at Lahaina Cannery Mall started in 2024 and is scheduled for completion in the second quarter of 2025. Reopening this branch will provide financial services to a resilient community as it works to rebuild after the wildfires of 2023 and underscores our deep commitment to Lahaina and its people. Bank of Hawai'i has served the community of Lahaina since opening its first branch in the area on Front Street in 1930.

The following additional neighbor island Branch of Tomorrow transformations are scheduled over the next two years:

› Hana, Maui › Kaunakakai, Moloka'i

› Ka'ū, Hawai'i Island › Lāna'i

On O'ahu, we completed renovations to our Hawai'i Kai Branch to better serve the growing needs of our East Honolulu customers. Expanding into a former shop next door increased the branch's interior space by 560 sq. ft. and added two additional teller stations.

BANK BY APPOINTMENT

Our Bank by Appointment option remains a convenient way for customers to schedule a meeting online for specialized in-person or virtual banking services. In addition to walk-in appointments, an average of 4,276 appointments were scheduled each month, or more than 51,000 during the year.

Renewed Partnership with ATM Vendor

In response to customer feedback, we are leveraging advanced features of modern ATMs to broaden access to self-service banking as a key part of our strategy. In 2024, we strengthened our longstanding partnership with NCR Atleos, our trusted ATM service provider, to further enhance the services we offer through this channel.

Bank of Hawai'i Branches and ATMs

AS OF DEC. 31, 2024

	BRANCHES & IN-STORE BRANCHES	ATMS
State of Hawai'i	**47**	**268**
O'ahu	25	182
Hawai'i Island	8	39
Maui	7	26
Kaua'i	4	19
Lāna'i	1	1
Moloka'i	1	1
West Pacific	**4**	**54**
Guam	2	38
CNMI/Saipan	1	11
Palau	1	5
Total	**50**	**322**

Honoring the Hawaiian Language

Our multi-year project to replace every exterior Bank of Hawai'i branch sign to include the 'okina, an official letter in the Hawaiian alphabet, has reached nearly half of all branches.

24 branches received new signs

14 branches scheduled for new signs in 2025



Pictured: Our Hilo Branch was one of the first to have the 'okina in its sign.



Our New Digital Banking Platform

With the steady growth of customers' reliance on online and mobile banking services, we rolled out major enhancements to these platforms this summer. Our new digital products now provide seamless functions across mobile and online applications. Upgraded features include customization and self-serve options, such as setting alerts and notifications or utilizing tracking and budgeting tools.

245,000

Number of customers upgraded to our new app (from launch in August to December 31)



Highly rated 4.8 stars based on 11,000 ratings in iOS app store

MOBILE WALLET

Many customers now use their smartphone as a digital wallet to make contactless purchases by linking to their Bank of Hawai'i debit card.

7.3 MILLION

Number of transactions via Apple Pay, Samsung Pay or Google Pay in 2024

A Leader In Serving Customers

We reach out to customers regularly to assess our effectiveness at meeting their needs and preferences. In 2024, while many financial service customers across the U.S. reported a decline in their customer experience, our customer response remained steady. According to more than 18,000 customer surveys across multiple customer touchpoints (branches, website, online banking, mobile and Customer Service Center), our brand experience scores continued to increase. The consistency of these scores demonstrates our effectiveness in providing the kind of personalized banking products and interactions that customers value and appreciate.

Improving Operational Excellence

Bank of Hawai'i is focused on prioritizing customer experiences while identifying opportunities to increase efficiencies in the way we work. We brought together teams from across the company to streamline procedures and reduce handoffs to different departments, making it easier for our frontline employees to serve customers effectively.

Generative Artificial Intelligence (AI) is the latest innovation tool being utilized in banking. Bank of Hawai'i is exploring various ways to responsibly incorporate AI for greater efficiency across our workforce. As one example, our Branch and Contact Center teams are exploring practical applications of AI to improve customer experiences while empowering our teams to boost efficiency and security. Pilot programs are now underway to enhance training and coaching of frontline employees, improve our interactive voice response customer experiences, and help us gain new insights from customer feedback.

Supporting Small Businesses



Starting in February, we launched a monthly "Food Truck Day" event in downtown Honolulu to help promote local small businesses. The public is invited to attend these popular events, which feature a variety of cuisines in the heart of the business district near our Main Branch. Employees enjoy a 20% discount and utilize these lunchtime events to meet up with friends and colleagues.

In addition to the food trucks, Mana Up businesses were invited to showcase and sell their products outside our branch on certain dates. Mana Up is a local accelerator helping small businesses expand their Hawaiʻi-based products to a global market. We have collaborated with Mana Up for the past three years to help these businesses grow through mentorships and other support.

The "Food Truck Day" events are a great draw downtown and have been extended into 2025.



Employees Toni Chai, George Cochard and Marina McArthur enjoyed one of our monthly "Food Truck Day" gatherings outside the Bank of Hawaiʻi Main Branch.

Hawaiʻi's Leader In Creating Housing Solutions

We understand how important home ownership can be for building financial security and independence. This is especially true in Hawaiʻi, which has an ongoing housing shortage and is consistently ranked as the most expensive state in the country. Bank of Hawaiʻi works with developers to create solutions to the housing shortage, while our residential loan officers help homebuyers become homeowners. Since 2007, when we introduced the HUD 184A Native Hawaiian Housing Loan Guarantee Program, we continue to be one of the only Hawaiʻi-based lenders providing Dept. of Hawaiian Home Lands (DHHL) loans.

RESIDENTIAL REAL ESTATE

In 2024, Bank of Hawaiʻi was the No. 1 local residential real estate lender in Hawaiʻi in total dollars.

Our SimpliFi Mortgage experience streamlines mortgage lending or refinancing with convenient online tools, and our experienced mortgage professionals offer personalized advice throughout the process. We are honored when people choose us to help guide them through homeownership, home improvements and refinancing.

Bank of Hawaiʻi is committed to helping find new solutions to the affordable housing shortage, and we work closely with private developers and state housing agencies to meet the housing needs of lower-income households.

THESE HOUSING DEVELOPMENTS BROKE GROUND IN 2024

Pālolo Homes, Pālolo Valley, Oʻahu

Pālolo Homes features 63 two-story apartment buildings with more than 300 affordable units for families and individuals who earn 30% to 60% of the area median income (AMI). Overseen by Mutual Housing Association of Hawaiʻi, ground was broken in December 2024 to begin rehabilitation and upgrades to the structures. Bank of Hawaiʻi is supporting this renovation project with $31.5 million in construction and permanent lending.

Hale O Piʻikea Phase II, Kihei, Maui

The Hale O Piʻikea affordable housing project will open 223 new rental units for Maui families and individuals who earn 30% to 60% of the AMI and is on track for completion in 2025. Groundbreaking for Phase I began in 2023, and ʻIkenakea Development began construction on Phase II in September 2024. Phase II features 95 units dedicated to kūpuna with one unit set aside for special needs or homeless individuals. Bank of Hawaiʻi supported Phase II with $27.5 million in construction lending and over $10.7 million in equity. We also provided lending support for Phase 1, which included 90 units of one, two and three bedrooms, and will support construction of another 36 units in Phase III in 2025.



AFFORDABLE HOUSING UNITS

93 Kauaʻi   **630** Oʻahu   **214** Maui

In 2024, **937** affordable housing units using the housing tax credit started construction thanks in part to Bank of Hawaiʻi, and over **800** additional affordable housing units are in the pipeline for 2025.

Helping Our Communities Grow

Bank of Hawaiʻi has a long history of engagement and giving in the communities we serve, partnering with nonprofits to help bring their visions to life through volunteerism and philanthropy.



Our Blue Crew worked together to clean the campus of Princess Ruth Keʻelikōlani Middle School, including priming and painting walls, power washing sidewalks, gardening and picking up trash.

Bank of Hawaiʻi Foundation

NONPROFIT PARTNERSHIPS AT A GLANCE

Bank of Hawaiʻi Foundation supports many nonprofits in our community each year. These are some of the organizations that received funding in 2024.

Hawaiʻi Community Lending

Funds include a 3:1 match from the Federal Home Loan Bank of Des Moines for the Lahaina Homeowner Recovery Program, which is assisting up to 500 homeowners with foreclosure prevention and help to qualify for financing to rebuild their homes.

Aloha United Way

2024 marked the final installment of a multi-year pledge to the ALICE Initiative to support programs focused on helping local households achieve greater stability, including increased access to affordable housing. ALICE stands for Asset Limited, Income Constrained, Employed, and describes individuals and families who struggle to afford basic necessities. The 2022–2024 ALICE Initiative has distributed $1.5 million to ALICE beneficiaries through partner nonprofits.

Honolulu Museum of Art

The "Home of the Tigers" special exhibit, which runs through December 2025, features work by seven visual artists who graduated from McKinley High School from the 1920s to the 1960s. They, along with their art instructors, came to define modernism in Hawaiʻi.

Hawaiʻi Community Action Program

The Nā Lima Hana Employment Core Services Program provides personalized employment counseling, job readiness training, tuition for vocational schools, and job placement services for unemployed and underemployed individuals on Oʻahu.

Kauaʻi Planning & Action Alliance

The Laulima Schools Program develops personalized and innovative learning experiences for Kauaʻi students, teachers and administrators.

GIVING IN 2024

Provided grants to **40 local nonprofits**

Opposite page: More than 50 employees and their friends and family joined Nā ʻŌiwi Aloha, our Native Hawaiian employee resource group, in Heʻeia to lend a helping hand to Kākoʻo ʻŌiwi, one of our Live Kōkua Giving Campaign beneficiaries.



2024 Live Kōkua Giving Campaign

With the theme "Banking On Humanity," employees and retirees raised funds to support Aloha United Way's 300 partner nonprofits.

Each year's campaign features new ways to gather and raise funds for good causes. This year, our employee resource groups each designated a beneficiary to receive an equal share of the money raised from corporate-sponsored fundraising events. These were:

Hawai'i LGBT Legacy Foundation creates educational programs to empower Hawai'i's LGBTQIA+ community and supports programs to address social, health and economic inequalities.

Kāko'o 'Ōiwi helps restore cultural connections by providing sustainably farmed fresh produce, and by offering educational visits, cultural workshops and community workdays.

Ma'i Movement works to end period poverty in Hawai'i, and ensures free feminine products are available to students across the state.

U.S. Vets Hawai'i helps prevent veteran homelessness through housing and comprehensive services.

Vanessa Udarbe (fourth from right, wearing a yellow hat) stands with teammates and friends in front of her future house on Kaua'i. Her colleagues came together to help her complete the Habitat for Humanity volunteer hours required to qualify for her first home.



Nearly 200 employees and their guests showed up for our 17th annual Community Service Day in September.

LIVE KŌKUA VOLUNTEER PROGRAM HIGHLIGHTS

Our Bankoh Blue Crew—spotted at community service events in blue T-shirts—is made up of employees who donate time and talent to support nonprofits and special causes.

17th Annual Community Service Day

Hundreds of employees helped clean the Princess Ruth Keʻelikōlani Middle School campus and painted an inspirational mural—"Think Big. Dream Big."—created by local artist Kelsie Kalohi. Bank of Hawaiʻi Foundation, along with its executive leadership, made a donation in recognition of the bank's special relationship to the Title 1 school since 2009.



IHS (Institute for Human Services) Men's Shelter

Volunteers prepared and served hot lunches to homeless clients each month.

Goodwill Goes GLAM!

Since 2011, our volunteers have assisted with the nonprofit's signature fundraiser that raises awareness and support for Goodwill Hawaii's mission to help people with employment barriers reach their full potential. Bank of Hawaiʻi Foundation has been the fundraiser's presenting sponsor for the past 13 years, during which more than $2 million has been raised.

Aloha Tree Alliance on Earth Day

Our Bankoh Blue Crew planted more than 300 native trees and shrubs on Oʻahu's Kuliʻouʻou Ridge Trail to help protect Hawaiʻi's watershed.

Kauaʻi Habitat for Humanity

Employees across Kauaʻi fulfilled Habitat for Humanity volunteer hours on behalf of Senior Relationship Service Representative Vanessa Udarbe, who works at our ʻEleʻele Branch. A single parent with three kids, she is now a step closer to owning her first home.

Salvation Army Thanksgiving Dinner

Bank volunteers served Thanksgiving dinner prepared by the Salvation Army to nearly 2,000 individuals, families and kūpuna at the Neil S. Blaisdell Exhibition Hall on Oʻahu.

Santa's Workshop Toy Drive

Our Blue Crew oversaw the toy drive that delivered toys, games and other gifts to hospitalized patients at Kapiʻolani Medical Center for Women & Children.

BANKOH BLUE CREW

894

Bankoh Blue Crew volunteers donated their time

2,827

volunteer hours donated to all special causes





Clockwise from top: Our biannual SmartMoney Lesson Days unite employees from across the bank to share financial lessons with middle school students; Recipients of the Bank of Hawaiʻi Foundation's I Kinometi Para I Kumunidåt I Islå-ta Small Business and Revitalization and Development grants celebrated their recognition; KerryLynn Vea taught young students about the basics of a check.

Community Reinvestment Act/ 2024 Financial Education

We are proud of our involvement in programs and projects that focus on supporting low- and moderate-income individuals and families.

"OUTSTANDING" CRA RATING

Bank of Hawai'i is periodically evaluated for compliance with the Community Reinvestment Act (CRA), a federal law that encourages all banks to meet the credit needs of the communities they serve. Some of our focus areas that qualify for CRA include teaching financial literacy, partnering with organizations to support small businesses, helping to create affordable housing and well-paying jobs, working to address homelessness, and preparing tax returns.

SUPPORT FOR SAIPAN'S SMALL BUSINESSES

Bank of Hawai'i Foundation's annual I Kinometi Para I Kumunidåt I Islå-ta Small Business and Revitalization and Development grants have assisted 65 entrepreneurs and small businesses on Saipan since the program began in 2012, bringing greater economic stability to the community.

In 2024, these five small businesses each received $5,000:

› **Divine's Essentials**, a catering business and mobile snack bar, used the funds to expand its business by converting a delivery van into a food truck with a fully functional kitchen.

› **Eastside Cuts**, Kagman Village's only barbershop, used the funds to hire and train additional staff while expanding its marketing reach to nearby communities.

› **Isla Consultancy Services** purchased specialized software and other tools for providing mentorship and training to help students and small-business owners succeed.

› **Mechille Corp.**, a trusted provider of construction materials, furniture and more, used the funds to continue testing and development of a new, eco-friendly wastewater purification device that cleans septic tanks without chemicals.

› **Peska Tackle**, a bait and fishing tackle shop, added signage and a work bench in addition to expanding its inventory of products for the local and commercial fishing community.

ENHANCING FINANCIAL LITERACY AT PRINCESS RUTH KE'ELIKŌLANI MIDDLE SCHOOL

In April and October, dozens of employees from across the bank showed up for SmartMoney Lesson Day to inspire 375 students at Princess Ruth Ke'elikōlani Middle School with a lesson on the importance of saving.

PREPARING TAX RETURNS FOR LOW-INCOME INDIVIDUALS AND FAMILIES

During tax season, six employee volunteers became certified to provide free tax preparation services for eligible taxpayers as part of the Volunteer Income Tax Assistance (VITA) program.

VITA offers free tax help to those who would benefit most from tax refunds, including people with disabilities, seniors, those with limited understanding of English, and those who make approximately $66,000 or less. Our employees volunteered a combined 134 hours and prepared 62 tax returns.

A SAFETY NET FOR YOUNG PEOPLE WHO EXPERIENCED FOSTER CARE

For Hawai'i youth who have experienced foster care, special programs like EPIC 'Ohana's HI H.O.P.E.S. Initiative help provide necessary resources and opportunities as they transition to become successful young adults.

Most Common Purchases on O'ahu

› **33%** education
› **28%** vehicles
› **25%** housing

Most Common Purchases on Neighbor Islands

› **42%** vehicles
› **25%** housing
› **17%** education

SINCE THE START OF HI H.O.P.E.S. IN 2010:

1,133 individual savings accounts opened

$1.66 MILLION in total accounts

Kaleo Keko'olani and Carlie Woodward-Dela Cruz joined an engaging workshop to teach employees how to make two different kinds of lei. The group also strung together a 30-foot lei to present at an annual ceremony at the King Kamehameha statue in Honolulu.

OUR EMPLOYEES

Helping Our Teams Thrive

Every day our teammates deliver exceptional experiences to improve the lives of our customers. We are just as committed to delivering exceptional experiences to our employees and have created a place for them to work, grow and thrive through a combination of development opportunities, support for their well-being, and technology enhancements.

Employee Support and Growth

MODERNIZING OUR INTRANET

The primary digital hub for employees is our intranet, which we re-launched with major upgrades in October. The redesign was based on employee input and includes a mobile version, personalization features, and a fun interactive tool that invites employees to connect on a new level, similar to popular social media apps.

LEARNING EXPO

In response to employee feedback, we introduced our first two Learning Expos in June and November. These opportunities offered a collaborative approach across the different businesses to share what's new or upcoming in the organization. Employees were able to take advantage of a range of training options and receive information about our latest products, programs and initiatives during these three-day events. The Learning Expo also highlighted personal and professional development programs and upcoming events hosted by our employee resource groups.

MENTAL HEALTH AWARENESS

After an overwhelmingly positive response to our Mental Health Awareness month in 2023, we expanded the offerings this year with activities centered on self-care and emotional well-being. Annual massage sessions were so popular with employees that we are now offering both massage and chiropractic sessions as ongoing services each month.

Our Blue Brigade, Nā ʻŌiwi Aloha, and Women Inspired employee resource groups supported the initiative by hosting opportunities to connect and unwind that included guided meditations, yoga, a Mālama ʻĀina session, and a fun walk. We closed out the month by wearing green to work on May 28 to show support for improving mental wellness.



Many employees wore green on May 28 to raise awareness of the importance of prioritizing mental health.

RECOGNIZING ACCOMPLISHMENTS

When individuals or teams achieve something great, we want to share the news! That's why we continue to demonstrate our appreciation through several recognition and engagement programs.

Our SHINE! program encourages employees to acknowledge work anniversaries, send birthday wishes, and share appreciation of teammates.

Our quarterly Bankoh's Best Award recipients are nominated by their teammates and are promoted on social media as well as internally for their exceptional contributions.

Our Chairman's Circle Award recognizes employees who exemplify our core values and make significant contributions to advancing strategic initiatives, fulfilling customer desires and/or supporting community interests. The award also honors them for serving as role models in delivering exceptional customer and employee experiences.

FREE COLLEGE EDUCATION

Through the Bank of Hawai'i College Assistance Program (CAP), four more employees proudly earned their bachelor's degrees from Chaminade University of Honolulu in May. To date, the program has helped 25 employees achieve degrees in their chosen fields by covering the full cost of tuition for associate or bachelor's degrees at Chaminade University or the University of Hawai'i's Community Colleges (UHCC).

Ryan Chang, Cindy Corpuz, KerryLynn Vea and Rita Aponte graduated from Chaminade University in the summer. Their tuition was paid for by the Bank of Hawai'i College Assistance Program.

Development Opportunities

INVESTING IN LEADERSHIP

We recognize that developing our leaders is critical to our continued success, and leaders play an important role in the well-being of their teams. This year we introduced our Leadership Excellence Forum (LXF), a new development opportunity where senior leaders can focus on building strong connections with other leaders across the organization while enhancing their personal and professional development and staying current with the company's evolving strategies.

EMPLOYEE DEVELOPMENT PROGRAMS

We provide a wide variety of programs designed to hone employees' skills, advance their careers and develop their connections within the business community.

Summer Intern Program

JUNE 10–AUGUST 2
Thirty-six summer interns representing 27 departments spent 8 weeks learning about professional development and the bank.

Pathways to Professional Excellence (PPE)

JULY 8–DECEMBER 12
Thirty-four participants, representing 12 business units and nominated by their managers, were selected to

take part in this highly regarded leadership program. This year's cohort partnered with our Employee Experience and Operational Excellence teams to address real-world business opportunities in their final capstone projects.

Customer Experience Advocates

JANUARY–NOVEMBER
A new cohort of 73 employees, representing 50 departments, completed certification training from a global research and advisory firm to expand their role as CX Advocates dedicated to improving customer experience, employee experience and operational excellence.

College Mentorship Program

FEBRUARY 26–APRIL 8 (SPRING) AND OCTOBER 7–NOVEMBER 25 (FALL)
Twenty-nine students from Chaminade University, Hawai'i Pacific University and Shidler College of Business Clubs at the University of Hawai'i (Business Executive Society of Tomorrow, Accounting Club, American Marketing Assoc., Financial Management Assoc. and Information Technology Management Assoc.) gained insights into corporate work environments, the financial industry, and Bank of Hawai'i as our volunteers provided mentorship and guidance in professional development sessions.




Bank of Hawai'i
ALOHA PRIDE
LOVE WHO YOU LOVE
TRANS PRIDE
EVERY DAY IS PRIDE.
LOVE WINS
LES BIAN LOVE

Hundreds of Bank of Hawai'i employees, family members and friends showed their support at the **Honolulu Pride Parade & Festival** on Oct. 19. One of Hawai'i's largest events—and longest parades—this is the 5th year for Bank of Hawai'i Foundation as a visionary-level sponsor celebrating the LGBTQIA+ community.

Building Connections

Our **Employee Resource Groups (ERGs)** build inclusivity and belonging by giving employees fulfilling ways to share interests through fellowship and professional development opportunities, while also making a difference through community service.

These are some of the 2024 highlights:

BLUE BRIGADE: The year started with a focus on Unity in the Community at a volunteer event with U.S. VETS in Wai'anae.

As part of Mental Health Awareness Month in May, our Military ERG hosted a special sunset yoga and breathwork session for employees, giving them a chance to unwind and rejuvenate, followed by a healthy pau hana gathering. The ERG also hosted a light lunch and guided discussions about self-care strategies to develop mental resilience.

NĀ ʻŌIWI ALOHA: Our Native Hawaiian ERG hosted an introduction to ʻōlelo Hawaiʻi by respected Native Hawaiian educator and entertainer Kumu Kahanuola Solatorio. More than 100 employees turned out for the educational opportunity.

In June, more than 50 employees joined the group for two special events to celebrate King Kamehameha, the unifier of the Hawaiian Islands. The first was a lunchtime workshop where employees learned to make two different styles of lei and helped craft a beautiful 30-ft. plumeria lei. It was presented the next day by Nā ʻŌiwi Aloha alakaʻi (leaders) at a formal lei-draping ceremony at the King Kamehameha statue in Honolulu as part of the annual statewide celebration to perpetuate Hawaiian culture.

In November, more than 50 employees and their families participated in a community service project at Kākoʻo ʻŌiwi in windward Oʻahu to care for our ʻāina (land) and learn more about our Hawaiian culture.

RAINBOH: Our LGBTQIA+ ERG hosted a "Trans Day of Visibility" talk story lunch in March to raise awareness about issues affecting transgender people. Participants learned about ways to support teammates and create safe spaces.

In June, RainBOH traveled to the Kauaʻi Pride Parade and Festival, volunteered at the Honolulu AIDS Walk and sponsored a RainBOH Connect for members to celebrate Pride Month together.

In September, Bank of Hawaiʻi sponsored a Rainbow Town Hall in partnership with the Hawaiʻi LGBT Legacy Foundation, which was open to the public. Our RainBOH ERG co-chair moderated as professionals from a variety of companies took part in a meaningful discussion.

WOMEN INSPIRED: By popular demand, this ERG brought back its Employee Mentoring Program for the third year in a row. The six-month program has grown each year, and this new cohort matched 20 mentees seeking learning opportunities and guidance with internal mentors who shared their knowledge and experience.

In October, the ERG hosted a half-day forum, "Blossoming Futures." Panels led by bank leaders discussed resources and strategies helpful in today's workplace.

"To me, Bank of Hawaiʻi really embodies the culture of Hawaiʻi."

—DR. HANK MAKINI

"They are very strong in providing the support we need to get us through not only the good times, but in the struggling times, too."

—SHARON MAKINI

EYES PLUS, INC.

HANK MAKINI, OD, AND MRS. SHARON MAKINI CO-OWNERS

EYES PLUS, INC. IS A FAMILY OPTOMETRY PRACTICE that began in 1990. It focuses on vision care and wellness education in all stages of life, from infants to seniors, serving people all over Oʻahu and abroad. Dr. Makini's background in sports vision helped him develop a comprehensive performance-based approach for children called Academic Vision Care, a program that not only improves a child's vision, self-confidence and academic performance, but also helps prevent many keiki from being misdiagnosed with behavioral issues and medicated unnecessarily. This passion created life-changing results for children and their families and led to the establishment of Project S.A.V.E. (Supporting Academic and Visual Excellence), which brings awareness to the need for early comprehensive childhood vision exams, especially in this digital age. **EYESPLUSINC.COM**

Right: Dr. Makini and wife Sharon (center) with daughters, Alexis (left) and Ariana (right). Their eldest daughter Ambrosia (Makini) Peden, OD, currently resides and practices in London, Kentucky.

"I think you want a partner with similar values and a similar commitment to the community, and there's no question that here in Hawaiʻi, Bank of Hawaiʻi brings that in amazing ways."

—JOE SPRAGUE

HAWAIIAN AIRLINES

JOE SPRAGUE CEO

HAWAIIAN AIRLINES IS HAWAIʻI'S LARGEST and longest-serving airline. Started in 1929 as Inter-Island Airways, it now connects Hawaiʻi with service to North America, Asia and the South Pacific. Hawaiian is now part of Alaska Air Group, whose roots come from McGee Airways that started in Anchorage in 1932. From serving the remote villages of Alaska, Alaska Airlines now has routes spanning more than 120 destinations and five countries. Both Hawaiian Airlines and Alaska Airlines have been an integral part of life in the communities they serve and are known for taking exceptional care of their customers. The merger between Alaska Airlines and Hawaiian Airlines was completed in September 2024, and both airlines' operations are in the process of combining under a single operating certificate. The combined airline will be the fifth-largest in the U.S. and is expected to expand benefits to its customers.
HAWAIIANAIRLINES.COM ALASKAAIR.COM

Right: Jason Agua (Aircraft Mechanic), Alena Heim (Guest Service Agent), Kalai Smith (Cargo Agent), Joe Sprague (CEO), Ronya Keil (A321 Captain), Christian Danielson (Ramp Agent) and Larissa Hughes (Flight Attendant).

"It's not just the banking functions. It's the relationship. It's the communication. In today's world, it's about picking up your cell phone and calling somebody, asking questions and getting answers real quick."

—CONRAD MURASHIGE

CONRAD AND ELOISE MURASHIGE

SHIOI CONSTRUCTION, INC.

CONRAD AND ELOISE MURASHIGE met at college, got married, and both went to work for Shioi Construction, Inc. (SCI) on Kaua'i. They are celebrating their 50th wedding anniversary in 2025. Eloise is the daughter of Kenneth Shioi, who started SCI in 1948 with a 7th grade education. Now, the kama'aina family business has grown into an employee-owned commercial construction company with completed projects across the state. The company is deeply committed to providing clients with exceptional craftsmanship and quality service and to serving the local community by employing local workers. Conrad Murashige is the second-generation board chairman and former owner of SCI who has devoted over 40 years to building the company. He is grateful to the mentorship he received from Kenneth, and today he remains active as an advisor to the next generation of leadership. Working closely with their Kālai Services Group relationship manager, Conrad and Eloise have been making long-term plans that include providing for the education of their grandchildren. In addition, the family created the Kenneth Shioi Memorial Scholarship to give financial awards annually to local students pursuing careers in the construction industry. **SHIOIHAWAII.COM**

Right: Eloise and Conrad Murashige (Chariman).

Consolidated Statements of Income

BANK OF HAWAI'I CORPORATION AND SUBSIDIARIES (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

FOR THE YEAR ENDED DECEMBER 31		2024		2023
Interest Income				
Interest and Fees on Loans and Leases	$	653,615	$	590,611
Income on Investment Securities				
Available-for-Sale		89,705		93,528
Held-to-Maturity		85,515		92,750
Cash and Cash Equivalents		30,701		28,380
Other		4,215		5,106
Total Interest Income		863,751		810,375
Interest Expense				
Deposits		368,764		250,847
Securities Sold Under Agreements to Repurchase		4,608		16,306
Funds Purchased		44		888
Short-Term Borrowings		–		5,713
Other Debt		23,755		39,596
Total Interest Expense		397,171		313,350
Net Interest Income		466,580		497,025
Provision for Credit Losses		11,150		9,000
Net Interest Income After Provision for Credit Losses		455,430		488,025
Noninterest Income				
Fees, Exchange, and Other Service Charges		57,236		55,556
Trust and Asset Management		47,485		43,597
Service Charges on Deposit Accounts		32,430		31,116
Bank-Owned Life Insurance		13,568		11,643
Annuity and Insurance		5,436		4,736
Mortgage Banking		4,109		4,255
Investment Securities Losses, Net		(7,507)		(11,455)
Other		19,772		37,161
Total Noninterest Income		172,529		176,609
Noninterest Expense				
Salaries and Benefits		232,564		234,079
Net Occupancy		42,084		39,924
Net Equipment		40,886		40,251
Data Processing		19,540		18,836
Professional Fees		19,319		17,459
FDIC Insurance		17,850		28,313
Other		57,865		58,656
Total Noninterest Expense		430,108		437,518
Income Before Provision for Income Taxes		197,851		227,116
Provision for Income Taxes		47,857		55,914
Net Income	$	149,994	$	171,202
Preferred Stock Dividends		12,644		7,877
Net Income Available to Common Shareholders	$	137,350	$	163,325
Basic Earnings Per Common Share	$	3.48	$	4.16
Diluted Earnings Per Common Share	$	3.46	$	4.14
Dividends Declared Per Common Share	$	2.80	$	2.80
Basic Weighted Average Common Shares		39,450,737		39,274,291
Diluted Weighted Average Common Shares		39,700,388		39,428,912

Certain prior period information has been reclassified to conform to current presentation.

Refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 for the Consolidated Financial Statements, including Report of Independent Registered Public Accounting Firm, thereon.

Consolidated Statements of Condition

BANK OF HAWAI'I CORPORATION AND SUBSIDIARIES (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

AS OF DECEMBER 31	2024	2023
Assets		
Cash and Cash Equivalents	$ 763,571	$ 1,000,944
Investment Securities		
Available-for-Sale	2,689,528	2,408,933
Held-to-Maturity (Fair Value of $3,820,882 and $4,253,637)	4,618,543	4,997,335
Loans Held for Sale	2,150	3,124
Loans and Leases	14,075,980	13,965,026
Allowance for Credit Losses	(148,528)	(146,403)
Net Loans and Leases	13,927,452	13,818,623
Premises and Equipment, Net	184,480	194,855
Operating Lease Right-of-Use Assets	80,165	86,110
Accrued Interest Receivable	66,367	66,525
Mortgage Servicing Rights	19,199	20,880
Goodwill	31,517	31,517
Bank-Owned Life Insurance	481,184	462,894
Other Assets	736,958	641,556
Total Assets	$ 23,601,114	$ 23,733,296
Liabilities		
Deposits		
Noninterest-Bearing Demand	$ 5,423,562	$ 6,058,554
Interest-Bearing Demand	3,784,984	3,749,717
Savings	8,364,916	8,189,472
Time	3,059,575	3,057,302
Total Deposits	20,633,037	21,055,045
Securities Sold Under Agreements to Repurchase	100,000	150,490
Other Debt	558,274	560,190
Operating Lease Liabilities	88,794	94,693
Retirement Benefits Payable	23,760	23,673
Accrued Interest Payable	34,799	41,023
Other Liabilities	494,676	393,940
Total Liabilities	21,933,340	22,319,054
Shareholders' Equity		
Preferred Stock (Series A, $.01 par value; authorized 180,000 shares issued and outstanding)	180,000	180,000
Preferred Stock (Series B, $.01 par value; authorized 165,000 shares issued and outstanding)	165,000	–
Common Stock ($.01 par value; authorized 500,000,000 shares; issued / outstanding: December 31, 2024 – 58,765,864 / 39,762,255; and December 31, 2023 – 58,755,465 / 39,753,138)	585	583
Capital Surplus	647,403	636,422
Accumulated Other Comprehensive Loss	(343,389)	(396,688)
Retained Earnings	2,133,838	2,107,569
Treasury Stock, at Cost (Shares: December 31, 2024 – 19,003,609; and December 31, 2023 – 19,002,327)	(1,115,663)	(1,113,644)
Total Shareholders' Equity	1,667,774	1,414,242
Total Liabilities and Shareholders' Equity	$ 23,601,114	$ 23,733,296

Certain prior period information has been reclassified to conform to current presentation.

Refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 for the Consolidated Financial Statements, including Report of Independent Registered Public Accounting Firm, thereon.

Relative Stock Price Performance

BANK OF HAWAI'I CORPORATION / BANK OF HAWAI'I (AS OF DEC. 31, 2024)



| | BOH | S&P Regional Banking Index | KBW Regional Banking Index | S&P 500 |

123.31
116.64
109.59
98.32

Unbroken History of Dividends

(BANK OF HAWAI'I CORPORATION)



Note: Historical dividends adjusted for stock splits

Executive and Operating Committees

AS OF DEC. 31, 2024

EXECUTIVE COMMITTEE

Bank of Hawaiʻi's Executive Committee represents the major functions of the bank and is accountable for its overall strategy and performance.

Peter S. Ho
Chairman and
Chief Executive Officer

James C. Polk
President
and Chief Banking Officer

Marco A. Abbruzzese
Vice Chair
and Senior Executive Director
Wealth Management

Matthew K.M. Emerson
Vice Chair
and Chief Retail Banking Officer

Patrick M. McGuirk
Vice Chair
and Chief Administrative Officer,
General Counsel & Corporate
Secretary

Taryn L. Salmon
Vice Chair
and Chief Information and
Operations Officer

S. Bradley Shairson
Vice Chair
and Chief Risk Officer

Dean Y. Shigemura
Vice Chair
and Chief Financial Officer

Guy C. Churchill
Senior Executive Vice President
and Chief Credit Officer

Sharlene R. Ginoza-Lee
Senior Executive Vice President
and Chief People Officer

Susan L. Ing
Senior Executive Vice President
and Chief Marketing Officer
(retired Nov. 1, 2024)

Edward C.S. Kim
Senior Executive Vice President
and Senior Executive Director
Consumer Lending

Bradley S. Satenberg
Senior Executive Vice President
and Deputy Chief Financial
Officer

Kristine R. Stebbins
Senior Executive Vice President
and Chief Marketing Officer

First row, vertically: Peter S. Ho, Sharlene R. Ginoza-Lee, Kristine R. Stebbins, Bradley S. Satenberg. Second row: Susan L. Ing, Dean Y. Shigemura, Matthew K.M. Emerson, Edward C.S. Kim, Taryn L. Salmon. Third row: James C. Polk, Patrick M. McGuirk, Marco A. Abbruzzese, Guy C. Churchill, S. Bradley Shairson.

OPERATING COMMITTEE

Bank of Hawaiʻi's Operating Committee is comprised of 19 leaders representing corporate staff functions from various business segments who are responsible for the daily operations of the bank.

Eric Chen
Executive Vice President,
Executive Director
Enterprise Operations

Ryan A. Field
Executive Vice President,
Chief Information Security
Officer & IT Risk Manager

Natalie P. Fogle
Executive Vice President,
Executive Director Real
Estate & Facilities

Jill F.S. Higa
Senior Executive Vice
President, Senior Executive
Director Branch Banking
& Contact Center

Torrie M. Inouye
Executive Vice President,
Chief Data Officer & Business
Risk Executive

Joy Ishiara
Executive Vice President,
Executive Director Brand
& Integrated Marketing

Vance H. Jones
Executive Vice President,
Chief Technology Officer

Roger J. Khlopin
Executive Vice President,
Chief Investment Officer
& Director Investment
Management Services

Jennifer M. Lam
Senior Executive Vice
President, Treasurer and
Business Risk Executive

Kimarie P. Matthews
Executive Vice President,
Executive Director Contact
Center & Customer Engagement

James K.M. Moniz
Executive Vice President,
Executive Director
Mortgage Banking

Lacey M. Nakaguma
Executive Vice President,
Chief Audit Executive

Shauna M. Pantohan
Senior Vice President,
Director Culture &
Employee Experience

Michelle T. Sato
Executive Vice President,
Executive Director Retail
Products & Segmentation

Dana S. Takushi
Senior Executive Vice President,
Senior Executive Director
of The Private Bank

Melissa A. Torres-Laing
Senior Vice President, Director
Corporate Communications

Aretina C. Trepczyk
Executive Vice President,
Executive Director Enterprise
& Operational Risk

Luke W.T. Yeh
Senior Executive Vice
President, Senior Executive
Director Credit Risk Analytics

Dirk K. Yoshizawa
Senior Executive Vice
President, Commercial
Banking Group Manager



Board of Directors (seated from left): Kent T. Lucien, Alicia E. Moy, Peter S. Ho, Michelle E. Hulst and Raymond P. Vara. Standing from left: Robert W. Wo, John C. Erickson, Joshua D. Feldman, Dana M. Tokioka, Suzanne P. Vares-Lum, Elliot K. Mills and Victor K. Nichols.

2024 Bank of Hawaiʻi Board of Directors

BANK OF HAWAIʻI CORPORATION / BANK OF HAWAIʻI

AS OF DEC. 31, 2024

Peter S. Ho
Chairman and Chief Executive Officer,
Bank of Hawaiʻi Corporation
and Bank of Hawaiʻi

Raymond P. Vara
Lead Independent Director
President and Chief Executive Officer,
Hawaiʻi Pacific Health

John C. Erickson
Former Vice Chairman,
Union Bank

Joshua D. Feldman
President
and Chief Executive Officer,
Tori Richard, Ltd.

Michelle E. Hulst
President,
GumGum

Kent T. Lucien
Retired Vice Chair
and Chief Strategy Officer,
Bank of Hawaiʻi Corporation
and Bank of Hawaiʻi

Elliot K. Mills
Vice President,
Disneyland Resort and
Aulani, A Disney® Resort and Spa

Alicia E. Moy
President
and Chief Executive Officer,
Hawaiʻi Gas

Victor K. Nichols
Former Chairman
and Chief Executive Officer,
Harland Clarke Holdings

Dana M. Tokioka
Vice President,
Atlas Insurance Agency, Inc.

Suzanne P. Vares-Lum
Director,
Daniel K. Inouye Asia Pacific Center
for Security Studies

Robert W. Wo
Owner and Director,
C.S. Wo & Sons, Ltd.

Shareholder Information

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include statements concerning, among other things, the anticipated economic and business environment in our service area and elsewhere, credit quality and other financial and business matters in future periods, our future results of operations and financial position, our business strategy and plans and our objectives and future operations. We also may make forward-looking statements in our other documents filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). In addition, our senior management may provide forward-looking statements orally to analysts, investors, representatives of the media and others. Our forward-looking statements are based on numerous assumptions, any of which could prove to be inaccurate, and actual results may differ materially from those projected because of a variety of risks and uncertainties, including, but not limited to: (1) general economic conditions either nationally, internationally, or locally may be different than expected, and particularly, any event that negatively impacts the tourism industry in Hawai'i; (2) any lingering effects of the COVID-19 pandemic or future outbreaks, including reduced tourism in Hawai'i, and the effect of government, business and individual actions intended to mitigate the effects of the COVID-19 pandemic; (3) changes in market interest rates that may affect credit markets and our ability to maintain our net interest margin; (4) changes in our credit quality or risk profile that may increase or decrease the required level of our reserve for credit losses; (5) the impact of legislative and regulatory initiatives, particularly the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") and Economic Growth, Regulatory Relief, and Consumer Protection Act of 2018; (6) changes to the amount and timing of proposed common stock repurchases; (7) unanticipated changes in the securities markets, public debt markets, and other capital markets in the U.S. and internationally, including, without limitation, the recent elimination of the London Interbank Offered Rate ("LIBOR") as a benchmark interest rate; (8) changes in fiscal and monetary policies of the markets in which we operate; (9) the increased cost of maintaining or the Company's ability to maintain adequate liquidity and capital, based on the requirements adopted by the Basel Committee on Banking Supervision and U.S. regulators; (10) changes in accounting standards; (11) changes in tax laws or regulations, including Public Law 115-97, commonly known as the Tax Cuts and Jobs Act, or the interpretation of such laws and regulations; (12) any failure in or breach of our operational systems, information systems or infrastructure, or those of our merchants, third party vendors and other service providers; (13) any interruption or breach of security of our information systems resulting in failures or disruptions in customer account management, general ledger processing, and loan or deposit systems; (14) natural disasters, public unrest or adverse weather, public health, disease outbreaks, and other conditions impacting us and our customers' operations or negatively impacting the tourism industry in Hawai'i; (15) competitive pressures in the markets for financial services and products; (16) actual or alleged conduct which could harm our reputation; and (17) the impact of litigation and regulatory investigations of the Company, including costs, expenses, settlements and judgments. Words such as "believes," "anticipates," "expects," "intends," "targeted" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Given these risks and uncertainties, you should not place undue reliance on any forward-looking statement as a prediction of our actual results. The risks and uncertainties that could cause actual results to differ materially from our historical experience and our expectations and projections include, but are not limited to, those described in Item 1A, "Risk Factors," Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in our most recent Annual Report on Form 10-K and in subsequent SEC filings. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as otherwise may be required by the federal securities laws.

Bank of Hawai'i Corporation is an independent regional financial services company serving businesses, consumers and governments in Hawai'i and the West Pacific. The Company's principal subsidiary, Bank of Hawai'i, was founded in 1897. For more information about Bank of Hawai'i Corporation, see the Company's website, www.boh.com.

Corporate Headquarters
Bank of Hawai'i Corporation
130 Merchant Street
Honolulu, Hawaii 96813

Annual Meeting
The annual meeting of shareholders will be held on Friday, April 25, 2025, at 8:30 a.m. Hawai'i Standard Time. Information to access the virtual meeting is available in the company's 2025 Proxy Statement.

Transfer Agent and Registrar
Computershare Investor Services, LLC
150 Royall Street, Suite 101, Canton, MA 02021

Common Stock Listing NYSE: BOH
The common stock of Bank of Hawai'i Corporation is traded on the New York Stock Exchange under the ticker symbol BOH and is quoted daily in leading financial publications as "Bank of Hawaii."

**Dividend Reinvestment &
Stock Purchase Plan (DRP)**
Bank of Hawai'i Corporation's DRP allows existing shareholders to purchase common shares of the company's stock by either reinvesting their stock dividends or by optional cash payments.

Individuals must possess at least one share of the company's stock to participate in the DRP.

Shares are purchased on the 10th day of each month based on the average of five trading days ending on the investment date.

Minimum payment for purchase of shares is $25 and the maximum is $5,000 per calendar quarter.

There are no fees for purchasing shares or for the safekeeping of stock certificates. Fees are assessed on the sale of shares in the DRP.

Detailed information about Bank of Hawai'i Corporation's DRP can be found online at www.boh.com or by calling Computershare Investor Services LLC at 1-888-660-5443.

Inquiries
Shareholders with questions about stock transfer services, share holdings or dividend reinvestment may contact Computershare Investor Services LLC at 1-888-660-5443 between 7:00 a.m. and 5:00 p.m. Central Standard Time.

**Investors and Analysts Seeking
Financial Information**
Chang Park
Manager, Investor Relations
Phone: 1-808-694-8238

For General Inquiries
Phone: 1-888-643-3888
www.boh.com

Bank of Hawai'i

BANK OF HAWAI'I CORPORATION
P.O. BOX 2900
HONOLULU, HAWAII 96846

View Bank of Hawai'i's 2024 digital
Summary Annual Report, featuring
videos of our Chairman, clients,
community and employees at
www.boh.com/annual-report.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2024**

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _____ to _____**

Commission File Number: **1-6887**

BANK OF HAWAII CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**99-0148992**
(State of incorporation)	(I.R.S. Employer Identification No.)

130 Merchant Street	**Honolulu**	**Hawaii**	**96813**
(Address of principal executive offices)	(City)	(State)	(Zip Code)

1-888-643-3888
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**BOH**	**New York Stock Exchange**
Depository Shares, Each Representing 1/40th Interest in a Share of 4.375% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A	**BOH.PRA**	**New York Stock Exchange**
Depository Shares, Each Representing 1/40th Interest in a Share of 8.000% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B	**BOH.PRB**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer		☐
Non-accelerated filer	☐	Smaller reporting company		☐
		Emerging growth company		☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

The aggregate market value of the registrant's outstanding voting common stock held by non-affiliates on June 28, 2024 (the last business day of the registrant's most recently completed second fiscal quarter), determined using the per share closing price on that date on the New York Stock Exchange of $57.21, was approximately $2,235,050,474. There was no non-voting common equity of the registrant outstanding on that date.

As of February 13, 2025, there were 39,760,303 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year end ended December 31, 2024.

Bank of Hawaii Corporation
2024 Form 10-K Annual Report
Table of Contents

Part I

Item 1. Business

General

Bank of Hawaii Corporation ("Bank of Hawai'i Corporation" or the "Parent") is a Delaware corporation and a bank holding company ("BHC") headquartered in Honolulu, Hawai'i. The Parent's principal operating wholly-owned subsidiary, Bank of Hawai'i ("Bank of Hawai'i" or the "Bank"), was organized on December 17, 1897, and is chartered by the State of Hawai'i. The Bank's deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC") and the Bank is a member of the Federal Reserve System. The Bank, directly and through its subsidiaries, provides a broad range of financial products and services primarily to customers in Hawai'i, Guam, and other Pacific Islands. References to "we," "our," "us," or "the Company" refer to the Parent and its subsidiaries and are consolidated for financial reporting purposes. The Bank's subsidiaries are identified in Exhibit 21.1 to this Form 10-K and include, among others, Bankoh Investment Services, Inc. and Pacific Century Life Insurance Corporation. The Bank's subsidiaries are engaged in securities brokerage, investment advisory services, and providing credit insurance. We are organized into three business segments for management reporting purposes: Consumer Banking, Commercial Banking, and Treasury and Other. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") and Note 13 in Item 8. "Notes to Consolidated Financial Statements" for more information.

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports can be found free of charge on our website at www.boh.com as soon as reasonably practicable after such material is electronically filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). The SEC maintains a website, www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our Corporate Governance Guidelines; charters of the Audit Committee, the Human Resources and Compensation Committee, and the Nominating and Corporate Governance Committee; and our Code of Business Conduct and Ethics are available on our website at www.boh.com. Printed copies of this information may be obtained, without charge, by written request to the Corporate Secretary at 130 Merchant Street, Honolulu, Hawai'i, 96813.

We use our website at https://ir.boh.com as a routine channel of distribution of Company information, including press releases, presentations, financial and other supplemental information, as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor the investor relations portion of our website in addition to following our social media channels, press releases, SEC filings, and public conference calls and webcasts. None of the information provided on our website, in our press releases, public conference calls and webcasts, or through social media channels is incorporated into, or deemed to be a part of, this Annual Report on Form 10-K or in any other report or document we file with the SEC.

Competition

The Company operates in a highly competitive environment subject to intense competition from traditional financial service providers including banks, savings associations, credit unions, mortgage companies, finance companies, mutual funds, brokerage firms, insurance companies, and other non-traditional providers of financial services including financial service subsidiaries of commercial and manufacturing companies. Some of our competitors are not subject to the same level of regulation and oversight that is required of banks and BHCs, and receive favorable tax treatment. As a result, some of our competitors may have lower cost structures. Also, some of our competitors, through delivery channels such as the Internet, may be based outside of the markets that we serve. By emphasizing our extensive branch network, exceptional service levels, and knowledge of local trends and conditions, the Company believes it has developed a competitive advantage in its market.

Supervision and Regulation

Our operations are subject to extensive regulation by federal and state governmental authorities. The regulations are primarily intended to protect depositors, customers, and the integrity of the U.S. banking system and capital markets. The following information describes some of the more significant laws and regulations applicable to us. The descriptions below are qualified in their entirety by reference to the applicable laws and regulations. Proposals to change the laws and regulations governing the banking industry are frequently raised in Congress, in state legislatures, and with the various bank regulatory agencies. Changes in applicable laws or regulations, or a change in the way such laws or regulations are interpreted by regulatory agencies or courts, may have a material impact on our business, operations, and earnings.

The federal banking regulators regularly issue new guidance and standards, and update existing guidance and standards, regarding cybersecurity intended to enhance cyber risk management among financial institutions. Financial institutions are expected to comply with such guidance and standards and to accordingly develop appropriate security controls and risk management process.

In November 2021, the United States federal bank regulatory agencies adopted a rule regarding notification requirements for banking organizations related to significant computer security incidents. Under this rule, a bank holding company, such as Parent, and a national bank, such as the Bank, are required to notify the Federal Reserve of OCC, respectively, within 36 hours of incidents that have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, the banking organization's ability to deliver services to a material portion of its customer base, jeopardize the viability of key operations of the banking organization, or pose a threat to the financial stability of the United States.

The Parent

The Parent is registered as a BHC under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and is subject to the supervision of and to examination by the Board of Governors of the Federal Reserve (the "FRB"). The Parent is also registered as a financial institution holding company under the Hawaiʻi Code of Financial Institutions (the "Code") and is subject to the registration, reporting, and examination requirements of the Code.

The BHC Act prohibits, with certain exceptions, a BHC from acquiring direct or indirect beneficial ownership or control of either a company that is not a bank, or more than 5% of the voting shares of any bank, without the FRB's prior approval. A BHC is generally prohibited from engaging in any activity other than banking, managing or controlling banks or other subsidiaries authorized under the BHC Act, or an activity that the FRB has determined to be so closely related to those activities as to be a proper incident to one of them.

Under FRB policy, a BHC is expected to serve as a source of financial and management strength to its subsidiary bank(s). A BHC is also expected to commit resources to support its subsidiary bank(s) in circumstances where it might not do so absent such a policy. Under this policy, a BHC is expected to maintain reliable funding and contingency plans to stand ready to provide adequate capital funds to its subsidiary bank(s) during periods of financial adversity and to maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary bank(s).

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act"), banks and BHCs from any state are permitted to acquire banks located in any other state, subject to certain conditions, including certain nationwide and state-imposed deposit concentration limits. Banks also have the ability, subject to certain restrictions, to acquire branches outside their home states by acquisition or merger under the Riegle-Neal Act. The establishment of new interstate branches is also possible in those states with laws that expressly permit de novo branching. Because the Code permits de novo branching by out-of-state banks, those banks may establish new branches in Hawaiʻi.

Bank of Hawaiʻi

The Bank is subject to extensive federal, state, territorial and foreign regulations that significantly affect its business and activities. The Bank is subject to supervision of the FRB and examination by the Federal Reserve Bank of San Francisco, the Consumer Financial Protection Bureau (the "CFPB"), and the State of Hawaiʻi Department of Commerce and Consumer Affairs' ("DCCA") Division of Financial Institutions. These regulatory bodies have broad authority to implement standards and to initiate proceedings designed to prohibit depository institutions from engaging in activities that may represent "unsafe" or "unsound" banking practices or constitute violations of applicable laws, rules, regulations, administrative orders, or written agreements with regulators. The standards relate to, among other compliance matters, operations and management, asset quality, interest rate exposure, capital, executive compensation, and consumer protection. The regulatory bodies are authorized to take informal (non-public) or formal (public) supervisory actions against regulated entities, including BHCs and banks, that fail to meet such standards, including, without limitation, the issuance of written agreements, cease-and-desist orders, and consent orders, which may, among other things, result in restrictions on a bank's ability to pay dividends, requirements to increase capital, restrictions on activities, the imposition of civil monetary penalties, and revocation of a bank's charter for the most severe infractions, or putting such a bank into receivership if it is not financially viable.

Bankoh Investment Services, Inc., the broker-dealer and investment adviser subsidiary of the Bank, is incorporated in Hawaiʻi and is regulated by the SEC, the Financial Industry Regulatory Authority, and the DCCA's Insurance Division. Pacific Century Life Insurance Corporation is a subsidiary of the Bank and is incorporated in Arizona and is primarily regulated by the State of Arizona Department of Insurance.

The Dodd Frank Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") and its regulations, among other things, mandated capital and liquidity requirements, established standards for mortgage lenders, regulated executive and incentive-based compensation, imposed various consumer protections and numerous other provisions. Provisions also limit or place significant burdens and costs on activities traditionally conducted by banking organizations, such as arranging and participating in swap and derivative transactions, proprietary trading and investing in private equity and other funds.

Several provisions of the Dodd-Frank Act were significantly changed by enactment of the Economic Growth, Regulatory Relief, and Consumer Protection Act in May 2018, notably by eliminating the requirement for institutions like the Company to perform and publicly disclose periodic stress tests. The Company continues to monitor and implement rules, regulations, and interpretations of the Dodd-Frank Act as they are adopted and modified, and to evaluate their application to our current and future operations.

Capital Requirements

In July 2013, the FRB, the Office of the Comptroller of the Currency (the "OCC") and the FDIC adopted new capital rules (the "Rules"). These Rules were designed to help ensure that banks maintain strong capital positions by increasing both the quantity and quality of capital held by U.S. banking organizations. The Rules reflect, in part, certain standards initially adopted by the Basel Committee on Banking Supervision in December 2010 (which are commonly called "Basel III" standards) as well as requirements by the Dodd-Frank Act.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") identifies five capital categories for insured depository institutions: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized."

The federal banking agencies are authorized by FDICIA to impose progressively more restrictive constraints on operations, management and capital distributions, depending on the capital category in which an institution is classified. These "prompt corrective actions" can include: requiring an insured depository institution to adopt a capital restoration plan guaranteed by the institution's parent company; placing limits on asset growth and restrictions on activities, including restrictions on transactions with affiliates; restricting the interest rates the institution may pay on deposits; prohibiting the payment of principal or interest on subordinated debt; prohibiting the holding company from making capital distribution without prior regulatory approval; and ultimately appointing a receiver for the institution.

A "well capitalized" institution must have a Common Equity Tier 1 Capital Ratio of at least 6.5%, a Tier 1 Capital Ratio of at least 8%, a Total Capital Ratio of at least 10%, a Tier 1 Leverage Ratio of at least 5%, and not be subject to a capital directive order. As of December 31, 2024, the Bank was classified as "well capitalized." The classification of a depository institution under one of the categories set out above is primarily for the purpose of applying the prompt corrective actions, and is not intended to be, nor should it be interpreted as, a representation of the overall financial condition or the prospects of that financial institution. See Note 11 in Item 8. "Notes to Consolidated Financial Statements" for more information.

Dividend Restrictions

The Parent is a legal entity separate and distinct from the Bank. The Parent's principal source of funds to pay dividends on its common stock and preferred stock and to service its liabilities is dividends from the Bank. Various federal and state laws and regulations limit the amount of dividends the Bank may pay to the Parent without regulatory approval. The FRB is authorized to determine the circumstances when the payment of dividends would be an unsafe or unsound practice and to prohibit such payments. The right of the Parent, its shareholders, and creditors to participate in any distribution of the assets or earnings of its subsidiaries is also subject to the prior claims of creditors of those subsidiaries. For information regarding the limitations on the Bank's ability to pay dividends to the Parent, see Note 11 in Item 8. "Notes to Consolidated Financial Statements."

Transactions with Affiliates and Insiders

Transactions between the Bank and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of the Bank is any company or entity which controls, is controlled by or is under common control with the Bank which is not a subsidiary of the Bank. Under federal law, the Bank is subject to restrictions that limit the transfer of funds or other items of value to the Parent, and any other non-bank affiliates in "covered transactions." In general, covered transactions include making loans to an affiliate, the purchase of or investment in the securities issued by an affiliate, the purchase of assets from an affiliate, the acceptance of securities issued by an affiliate as collateral security for a loan or extensions of credit to any person or company, the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate, or certain transactions with an affiliate that involve the borrowing or lending of securities and certain derivative transactions with an affiliate.

Unless an exemption applies, covered transactions by the Bank with a single affiliate are limited to 10% of the Bank's capital and surplus, and with respect to all covered transactions with affiliates in the aggregate, they are limited to 20% of the Bank's capital and surplus. Section 23B of the Federal Reserve Act and Federal Reserve Regulation W also require that certain transactions between the Bank and its affiliates be on terms substantially the same, or at least as favorable to the Bank, as those prevailing at the time for comparable transactions with or involving other non-affiliated persons.

The Federal Reserve Act and Federal Reserve Regulation O place restrictions and certain reporting requirements on any extension of credit made by a member bank to (a) an executive officer, director, or principal shareholder of the bank, or any company of which the bank is a subsidiary, and of any other subsidiary of that company, and (b) a company controlled by such a person, or to a political or campaign committee that benefits or is controlled by such a person (collectively referred to as "insiders"). These restrictions include limits on loans to one borrower and conditions that must be met before such loans can be made. There is also an aggregate limitation on all loans to insiders and their related interests. Certain restrictions also apply to extensions of credit made to an executive officer, directors, or principal shareholder of a bank (or to a related interest of such person) by a correspondent bank.

The Volcker Rule

In December 2013, the Federal Reserve, the OCC, the FDIC, the SEC, and the Commodities Futures Trading Commission issued final rules to implement certain provisions of the Dodd-Frank Act commonly known as the "Volcker Rule." The Volcker Rule, as amended on August 20, 2019, generally prohibits U.S. banks from engaging in proprietary trading and restricts those banking entities from sponsoring, investing in, or having certain relationships with hedge funds and private equity funds. The prohibitions under the Volcker Rule are subject to a number of statutory exemptions, restrictions, and definitions. The Volcker Rule has not had a material impact on the Company's financial condition and results of operation.

FDIC Insurance

The FDIC provides insurance coverage for certain deposits held by the Bank through the Deposit Insurance Fund, which the FDIC maintains by assessing depository institutions an insurance premium. The Bank is assessed deposit insurance premiums by the FDIC using a risk-based assessment rate and adjusted average total assets. The Bank's FDIC insurance assessment was $17.9 million in 2024, $28.3 million in 2023 and $6.5 million in 2022. The increase in the FDIC insurance during 2023 was primarily related to a special assessment, discussed below.

In November 2023, the FDIC implemented a special assessment to recover the loss to the Deposit Insurance Fund following the closures of Silicon Valley Bank, Signature Bank and First Republic Bank. The assessment was based on reported uninsured deposits as of December 31, 2022. The FDIC could cease collection early or extend the special assessment period as they deem necessary depending on whether the amount the FDIC collects from the special assessment is higher or lower than the actual or estimated FDIC losses. The initial FDIC special assessment of $14.7 million was accrued during the year ended December 31, 2023. Subsequent adjustments increased the special assessment by $1.9 million to $16.6 million. These adjustments were accrued during the year ended December 31, 2024. The special assessment is being paid in eight quarterly installments, which began in June 2024.

A depository institution's deposit insurance may be terminated by the FDIC upon a finding that the institution's financial condition is unsafe or unsound, or that the institution has engaged in unsafe or unsound practices, or has violated any applicable rule, regulation, or order or condition enacted or imposed by a regulatory agency. Termination of the Bank's deposit insurance would end its ability to function as a commercial bank in Hawai'i.

Depositor Preference

In the event of the "liquidation or other resolution" of an insured depository institution, claims of insured and uninsured depositors for deposits payable in the United States (including the claims of the FDIC as subrogee of insured depositors), plus certain claims for administrative expenses of the FDIC as a receiver will have priority in payment ahead of unsecured creditors including, in the case of the Bank, the Parent.

Other Safety and Soundness Regulations

The federal banking agencies also have adopted guidelines prescribing safety and soundness standards. These guidelines establish general standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings standards, compensation, fees and benefits. In general, the guidelines require appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines before capital becomes impaired.

Community Reinvestment and Consumer Protection Laws

- ▪ *Community Reinvestment.* The Community Reinvestment Act of 1977 ("CRA") requires the appropriate federal banking agency, in connection with its examination of a bank, to assess the bank's record in meeting the credit needs of the communities served by the bank, including low and moderate income neighborhoods. Under the CRA, institutions are assigned a rating of "outstanding," "satisfactory," "needs to improve," or "substantial non-compliance." The regulatory assessment of the bank's record is made available to the public. Further, these assessments are considered by regulators when evaluating mergers, acquisitions and applications to open, close, or relocate a branch or facility. The Bank's current CRA rating is "outstanding."

  In October 2023, the U.S. banking agencies issued a final rule to amend their regulations implementing the CRA. The rule materially revises the current CRA framework, including the assessment areas in which a bank is evaluated to include activities associated with online and mobile banking, the tests used to evaluate the Bank in its assessment areas, new methods of calculating credit for lending, investment, and service activities, and additional data collection and reporting requirements. Most of the rule's provisions will become applicable on January 1, 2026. Reporting of the collected data will not be required until 2027.

- ▪ *Consumer Protection Laws.* In addition to the CRA, the Bank is subject to a number of federal laws designed to protect borrowers and promote lending to various sectors of the economy and population in connection with its lending activities. These include the Equal Credit Opportunity Act, the Truth-in-Lending Act, the Home Mortgage Disclosure Act and the Real Estate Settlement Procedures Act.

Federal banking regulators, pursuant to the Gramm-Leach-Bliley Act, have enacted regulations limiting the ability of banks and other financial institutions to disclose nonpublic consumer information to non-affiliated third parties. The regulations require disclosure of privacy policies and allow consumers to prevent certain personal information from being shared with non-affiliated third parties. The Fair and Accurate Credit Transaction Act ("FACT Act") requires financial institutions to develop and implement an identity theft prevention program to detect, prevent and mitigate identity theft "red flags" to reduce the risk that customer information will be misused to conduct fraudulent financial transactions.

A number of other federal and state consumer protection laws extensively govern the Bank's relationship with its customers. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, Telephone Consumer Protection Act, the Service Members Civil Relief Act and these laws' respective state-law counterparts, as well as state and territorial usury laws and laws regarding unfair and deceptive acts and practices. These and other laws subject the Bank to substantial regulatory oversight and, among other things, require disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit unfair, deceptive and abusive practices, and restrict the Bank's ability to raise interest rates.

The CFPB was created under the Dodd-Frank Act as an agency responsible for promulgating and enforcing regulations designed to protect consumers including adding prohibitions on unfair, deceptive and abusive acts and practices. The CFPB, along with other prudential regulators and the Department of Justice, have also expanded the focus of their regulatory examinations and investigations to include "fair and responsible banking." Fair and responsible banking strives to provide equal credit opportunities to all applicants of a community, to prohibit discrimination by lenders on the basis of certain borrower characteristics, and to ensure that a bank's practices are not deceptive, unfair, or take unreasonable advantage of consumers or businesses. The enhanced focus encompasses the entire loan life cycle, including post-closing activities such as collections and servicing, and pre-application activities such as marketing and loan solicitation and origination.

Violations of applicable consumer protection laws and regulations can result in significant potential liability from litigation brought by customers, including actual damages, restitution and attorneys' fees. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, and civil money penalties. Failure to comply with consumer protection requirements may also result in our failure to obtain required bank regulatory approvals for transactions the Bank may wish to pursue, or prohibit us from engaging in such transactions even if approval is not required.

Bank Secrecy Act / Anti-Money Laundering Laws

The Bank is subject to the Bank Secrecy Act and other anti-money laundering laws and regulations, including the USA PATRIOT Act of 2001. The USA PATRIOT Act created new laws, regulations, and penalties, imposed significant new compliance and due diligence obligations, and expanded the application of those laws outside the U.S. Additionally, like all U.S. companies and individuals, the Company is prohibited from transacting business with certain individuals and entities named on the Office of Foreign Asset Control's list of Specially Designated Nationals and Blocked Persons.

The Bank has been required to implement policies, procedures, and controls to detect, prevent, and report potential money laundering and terrorist financing and to verify the identity of its customers. The Company maintains procedures and systems to identify its customers, and to monitor and block transactions related to prohibited persons and entities. Violations of these requirements can result in substantial civil and criminal sanctions. In addition, the federal financial institution regulatory agencies consider the effectiveness of a financial institution's anti-money laundering activities when reviewing bank mergers and BHC acquisitions. These agencies are focusing their examinations on anti-money laundering compliance, and we will continue to monitor and augment, where necessary, the Company's anti-money laundering compliance programs.

In January 2021, the Anti-Money Laundering Act of 2020 ("AMLA"), which amends the Bank Secrecy Act, was enacted. Among other things, the AMLA codifies a risk-based approach to anti-money laundering compliance for financial institutions; requires the U.S. Department of the Treasury to promulgate priorities for anti-money laundering and countering the financing of terrorism policy' requires the development of standards by the U.S. Department of the Treasury for testing technology and internal processes for Bank Secrecy Act compliance; expands enforcement and investigation-related authority, including a significant expansion in the available sanctions for certain Bank Secrecy Act violations; and expands Bank Secrecy Act whistleblower incentives and protections. Many of the statutory provisions in the AMLA will require additional rulemaking, reports and other measures, and the impact of the AMLA will depend on, among other measures, the impact of the AMLA will depend on, among other things, rulemaking and implementation guidance.

Human Capital Management

As of December 31, 2024, we employed 1,865 full-time equivalent employees, of which 1,732 are located in the State of Hawaiʻi, with the remainder located in Guam, other Pacific Islands, and other U.S. states. None of our employees are subject to a collective bargaining agreement.

People are our heart and soul, and we value the contributions of all of our teammates. We are committed to building an engaged and connected employee community. We introduced a role dedicated to Culture and Employee Experience. A driving focus is creating a human-centric, inclusive and innovative environment that nurtures a strong sense of belonging, fuels continuous learning and develops effective leaders, who drive exceptional employee experiences and continued organizational success. Key areas of focus for us include:

We believe in a work environment where teammates feel they belong and be their authentic selves leading them to thrive, contribute and succeed. As of December 31, 2024, approximately 88% of our workforce identifies as minorities (non-Caucasian) and approximately 61% of our employees are female. Among our senior leaders and managers, 82% are minorities and 59% are female. We conduct regular external pay equity studies to evaluate compensation practices and confirm that gender pay gaps do not exist. Our commitment is to create a workplace where every individual feels valued, known, empowered and inspired.

Leadership and Employee Development: We are committed to the success of our teammates and have focused on their growth and development both personally and professionally. We nurture a collaborative, digitally connected workplace aligned to the changing needs of the work environment. Skills and professional development training is provided to employees at all levels, with additional development sessions specifically targeted to managers and leaders. Making Leadership Excellence a Priority is a key component of the Employee Experience, and we need our leaders to deliver exceptional employee experiences and develop the successful workforce of tomorrow. Key initiatives include the continued support of executive coaching to elevate leadership capabilities, a new senior leader development series called the Leadership Excellence Forum, a competitive Leadership Development Program, a hybrid Pathways to Professional Excellence cohort with 36 employees from Oahu, the neighbor islands and the West Pacific and an enhanced online performance management process that empowers the employee to own the first step of the performance review process.

To help maintain Hawaiʻi's special culture of *ʻohana* and working together toward common goals, continued attention was paid to engaging teammates in a hybrid environment. Based on employee feedback from surveys, online and in-person sessions were continued in 2024 to connect with employees and encourage collaboration. "Recruit Connect" continued in 2024 to help teammates identify job opportunities within the Company and find out more about them. In some cases, sessions led to referred candidates joining the Bank, and to current employees finding a new career path. "Manager Excellence Forums" continued in

2024 as a platform connecting managers so that they can learn from and support one another when facing real management issues and discuss practical solutions. Manager engagement has been key to navigating the ever-changing business environment, and these forums help managers stay connected and improve their management skills while moving forward with their teams. Topics have included: Evaluating Employees and Meaningful Conversations to prepare our managers for the 2024 Performance, Merit & Bonus season, Rising Team, and how our leaders can continue to build stronger team dynamics. "Rising Team" continued to be a priority in 2024. This new and modern technology platform provides a way for us to strengthen our connection with our teammates. "Rising Team" enables managers to confidently facilitate sessions with their team and offers everyone the opportunity to share thoughts and feedback in real time on a variety of leadership themed topics, such as Psychological safety, Appreciation, Natural talents and Career horizons.

Employee Benefits: We believe in enabling a healthy workforce and providing a benefits program that is designed to attract, retain, and engage employees. In addition to competitive insurance, healthcare, and retirement offerings, examples of more innovative and workforce-specific benefits offerings include: mortgage discount program, student loan assistance program, well-being sessions, and personal finance education. We continue to incorporate mental health, financial well-being, social health, community, and a positive employee experience in their well-being strategies, in addition to physical health. In 2024, we expanded resources to support employees and actively sought new ways to foster an environment where employees feel empowered to bring their whole selves to work.

Health and Safety: The health and safety of our employees is a priority. We continue our commitment to workplace safety and workforce health to maintain business and operational continuity without diminishing our focus on both employee and customer safety.

Information about our Executive Officers

Listed below are executive officers of the Parent.

Peter S. Ho, 59
Chairman and Chief Executive Officer since July 2010; President from April 2008 to July 2024.

James C. Polk, 58
President since July 2024; Chief Banking Officer since January 2022; Chief Commercial Officer from January 2020 to December 2021; Vice Chair since June 2016.

Dean Y. Shigemura, 61
Vice Chair since December 2017; Chief Financial Officer since March 2017.

Marco A. Abbruzzese, 59
Vice Chair, Senior Executive Director of Wealth Management since January 2022; Regional Managing Director - Washington, Oregon and Alaska of Wells Fargo from June 2009 to December 2021.

Matthew K.M. Emerson, 47
Chief Retail Banking Officer since July 2024; Chief Strategy Officer since November 2023; Vice Chair since November 2022; Senior Executive Director of Mortgage Banking and Loans from February 2020 to November 2023; Senior Executive Vice President and Senior Executive Director of eCommerce from September 2018 to February 2020.

Patrick M. McGuirk, 55
Vice Chair and Chief Administrative Officer since September 2023; Senior Executive Vice President and Chief General Counsel from November 2020 to September 2023; Executive Vice President and General Counsel at Flagstar Bank from December 2014 to October 2020.

Taryn L. Salmon, 54
Vice Chair and Chief Information and Operations Officer since April 2024.

S. Bradley Shairson, 55
Vice Chair and Chief Risk Officer since March 2024; Deputy Chief Risk Officer from May 2023 to March 2024; Chief Operating Officer and Chief Risk Officer of Regions Bank Capital Markets from March 2017 to April 2023.

Item 1A. Risk Factors

There are a number of risks and uncertainties, including those material risk factors described below, that could negatively affect our business, financial condition, results of operations, liquidity and the trading price of our common stock.

To the extent that any of the information in this Form 10-K constitutes forward-looking statements, the risk factors below are cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations - Forward-Looking Statements."

Risks Related to Macroeconomic and Political Conditions

Our business is sensitive to regional business and economic conditions, in particular those of Hawai'i, Guam and other Pacific Islands.

Our business and operations are primarily concentrated in Hawai'i and the Pacific Islands. The local economic conditions in these market areas have a significant impact on the Company's ability to originate loans, the ability of the borrowers to repay these loans, and the value of the collateral securing these loans. A significant decline in the general business and economic conditions caused by declines in one or more key industries, inflation, recession, unemployment, U.S. tariffs on imported goods or retaliatory tariffs on U.S. goods, or other factors beyond the Company's control can affect, and has in the past affected, these local economic conditions.

These local economies rely heavily on tourism, the U.S. military, real estate, construction, government, and other service-based industries. Lower visitor arrivals or spending, unemployment rates, occupancy rates, real or threatened acts of war or terrorism, public unrest, increases in energy costs, inflation, tariffs, the availability of affordable air transportation, climate change, natural disasters and adverse weather, public health issues, and federal, State of Hawai'i and local government budget issues may impact consumer and corporate spending. The level of domestic and international visitor arrivals and spending, housing prices, real estate values, and unemployment rates are some of the metrics that we regularly monitor. We are also continuing to monitor Maui's recovery from the August 2023 wildfire. Additionally, financial markets may be adversely affected by the current or anticipated impact of military conflict, terrorism or other geopolitical events.

Deterioration of business and economic conditions, particularly in Hawai'i and the West Pacific, has in the past adversely affected, and in the future could adversely affect the quality of our assets, credit losses, and the demand for our products and services, which could lead to lower revenues, higher expenses, and lower earnings.

Our loan portfolio is largely secured by real estate, and a downturn in the real estate market may adversely affect our results of operations.

Our loan portfolio is largely secured by real estate, with a particular concentration of real estate located in Hawai'i and the West Pacific. As of December 31, 2024, our residential mortgage loans represented $4.6 billion, or 32.9%, of our total loan and lease portfolio and our commercial mortgage loans represented approximately $4.0 billion, or 28.6%, of our total loan and lease portfolio.

Payments on loans secured by commercial real estate often depend upon the successful operation and management of the properties and the businesses which operate from within them. Payments on loans secured by residential real estate often depends on the employment of the homeowner. Repayment of loans may be affected by factors such as adverse conditions in the real estate market, changes in business and economic conditions, changes in government regulation, or the impact of trends toward hybrid work. Decreases in tenant occupancy, rental rates and home sales in Hawai'i and the West Pacific can have, and in the past have had, a negative effect on the ability of borrowers to make timely repayments of their loans and the value of the collateral, held as security for these loans, thereby increasing the credit risk associated with the loan portfolio. Declines in real estate value and sales volumes and higher unemployment in Hawai'i and the West Pacific may also result in higher than expected loan delinquencies and a decline in demand for our products and services. These negative events may cause us to incur losses and may adversely affect our capital, liquidity and financial condition.

A sustained period of high inflation or other high cost economic environment could pose a risk to local economies and the financial performance of the Bank.

A prolonged period of inflation or other period of high cost of goods such as a result of tariffs given that Hawai'i imports certain goods from Mexico, Canada and other countries that may become subject to tariffs, may impact our profitability by negatively impacting our costs and expenses. Economic and inflationary pressure on consumers and uncertainty regarding the economic environment could result in changes in consumer and commercial spending, borrowing and savings habits. Such conditions could have a material adverse effect on the credit quality of our loans and our business, financial condition and results of operations.

Climate change and the governmental responses to it could have a material adverse impact on the Bank and its customers.

The impacts of climate change, such as extreme weather conditions, natural disasters and rising sea levels, could impact the Bank's operations as well as those of its customers and third party vendors upon which it relies. Such events could also result in market volatility or negatively impact our customers' ability to pay outstanding loans, or result in the deterioration of the value of our collateral causing a material adverse effect on the Bank's financial condition and results of operation. Furthermore, increasing regulation related to climate change could have an adverse effect on the business and financial condition of the Bank and its customers, including our credit portfolio. Further legislation and regulatory requirements could increase the operating expenses of, or otherwise adversely impact, the Bank or its customers. To the extent that the Bank or its customers experience increases in costs, reductions in the value of assets, constraints on operations or similar concerns driven by changes in regulation relating to climate change, the Bank's business and results of operations may be adversely affected.

Disruptions, instability and failures in the banking industry may negatively impact us.

Events impacting the financial services industry, such as the 2023 failures of Silicon Valley Bank, Signature Bank and First Republic Bank, have resulted in decreased confidence in banks among uninsured consumer and commercial depositors, other counterparties and investors, as well as significant disruption, volatility and reduced valuations of equity and other securities of banks in the capital markets. These events occurred during a period of rapidly rising interest rates which, among other things, resulted in unrealized losses in longer duration securities and loans held by banks, and more competition for bank deposits. These events have, and could continue to, adversely impact the market price and volatility of the Company's common stock. These events may also result in potentially adverse changes to laws or regulations governing banks and bank holding companies or result in the impositions of restrictions through supervisory or enforcement activities, including higher capital requirements, which could have a material impact on our business. Inability to access wholesale funding, loss of client deposits or changes in our credit ratings could negatively impact our overall liquidity or capitalization, including by increasing the cost of capital or limiting our ability to access capital markets. We may be impacted by concerns regarding the soundness or creditworthiness of other financial institutions, which can cause substantial and cascading disruption within the financial markets and increased expenses.

Any reduction in defense spending by the federal government in the State of Hawaiʻi could adversely impact the economy in Hawaiʻi and the West Pacific.

The U.S. military has a major presence in Hawaiʻi and the West Pacific. As a result, the U.S. military is an important aspect of the economies in which we operate. The funding of the U.S. military is subject to the overall U.S. Government budget and appropriation decisions and processes which are driven by numerous factors, including geo-political events, macroeconomic conditions, and the ability and willingness of the U.S. Government to enact legislation. U.S. Government appropriations have been and likely will continue to be affected by larger U.S. Government budgetary issues and related legislation. Cuts in defense and other security spending in the State of Hawaiʻi could have an adverse impact on the economies in which we operate, which could adversely affect our business, financial condition, and results of operations.

Changes in interest rates could adversely impact our results of operations and capital.

Our earnings are highly dependent on the spread between the interest earned on loans, leases, and investment securities and the interest paid on deposits and borrowings. We primarily rely on customer deposits as a sizable source of relatively stable and low-cost funds. Changes in market interest rates impact the rates earned on loans, leases, and investment securities and the rates paid on deposits and borrowings. In addition, changes to market interest rates could impact the level of loans, leases, investment securities, deposits, and borrowings, and the credit profile of our current borrowers. Interest rates are affected by many factors beyond our control, and fluctuate in response to general economic conditions, currency fluctuations, and the monetary and fiscal policies of various governmental and regulatory authorities.

Changes in monetary policy, including changes in interest rates, will influence the origination of loans and leases, the purchase of investments, the generation of deposits, and the rates received on loans and investment securities and paid on deposits. Any substantial prolonged change in market interest rates may negatively impact our ability to attract deposits, originate loans and leases, and achieve satisfactory interest rate spreads. If we are unable to continue to fund loans and other assets through customer deposits or access capital markets on favorable terms or if we otherwise fail to manage our liquidity effectively, our liquidity, net interest margin, financial results and condition may be adversely affected.

Fixed rate loans increase our exposure to interest rate risk in a rising rate environment because interest-bearing liabilities would be subject to repricing before assets become subject to repricing. Adjustable rate loans decrease the risks to a lender associated with changes in interest rates but involve other risks. As interest rates rise, the payment by the borrower rises to the extent permitted by the terms of the loan, and the increased payment increases the potential for default. At the same time, for secured loans, the marketability of the underlying collateral may be adversely affected by higher interest rates. In a declining interest rate environment, there is likely to be an increase in prepayment activity on loans as the borrowers refinance their loans at lower interest rates. Under these circumstances, our results of operations could be negatively impacted.

Changes in interest rates also can affect the value of loans, investments and other interest-rate sensitive assets including mortgage servicing rights, and our ability to realize gains on the sale or resolution of assets. This type of income can vary significantly from quarter-to-quarter and year-to-year based on a number of different factors, including the interest rate environment. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in non-performing assets and increased credit loss reserve requirements that could have a material adverse effect on our results of operations

Increased credit losses for the Bank could result if economic conditions stagnate or deteriorate. The risk of nonpayment on loans and leases is inherent in all lending activities. We maintain a reserve for credit losses to absorb estimated expected credit losses over the life of the loan and lease portfolio as of the balance sheet date. Management makes various assumptions and judgments about the loan and lease portfolios in determining the level of the reserve for credit losses. Many of these assumptions are based on current economic conditions. Should economic conditions stagnate or deteriorate nationally or in Hawaiʻi, we may be required to take increased reserves and/or experience higher credit losses in future periods. Inability of our borrowers to make timely repayments on their loans, or decreases in real estate collateral values may result in increased delinquencies, foreclosures, and customer bankruptcies, any of which could have a material adverse effect on our financial condition or results of operations.

Our allowance for credit losses may prove to be insufficient to absorb losses or appropriately reflect, at any given time, the inherent risk of loss in our loan portfolio.

Our non-performing assets were at $19.3 million, or 0.14%, of total loans and leases and foreclosed real estate at December 31, 2024. Our criticized loans were $296.2 million, or 2.10%, of total loans and leases at December 31, 2024. The risk of nonpayment on loans and leases is inherent in all lending activities and, like all financial institutions, we maintain an allowance for credit losses to provide for loans in our portfolio that may not be repaid in their entirety.

In determining the level of the reserve for credit losses, we consider numerous factors and our management makes various assumptions and judgments about the loan and lease portfolios, some of which are difficult, subjective, and involve complex judgments. Many of these assumptions are based on current economic conditions, particularly in Hawaiʻi and the West Pacific. If economic conditions stagnate or deteriorate, particularly in Hawaiʻi and the West Pacific, our borrowers may not be able to make timely repayments on their loans or real estate collateral values may decline, resulting in increased delinquencies, foreclosures, and customer bankruptcies, resulting in corresponding increases in credit losses. Our estimates of the risk of loss and amount of loss on any loan are complicated by the significant uncertainties surrounding our borrowers responses to changing business and economic conditions, interest rate environments, inflation and other factors. Because of the degree of uncertainty and susceptibility of these factors to change, our actual losses and estimates of risk of loss inherent in our loan portfolio have varied and are likely to continue to vary from our current estimates. Such variances may materially and adversely affect our financial condition and results of operations.

Consumer protection initiatives and court decisions related to the foreclosure process affect our remedies as a creditor.

Proposed consumer protection initiatives related to the foreclosure process, including voluntary and/or mandatory programs intended to permit or require lenders to consider loan modifications or other alternatives to foreclosure, could increase our credit losses or increase our expense in pursuing our remedies as a creditor.

In addition, Hawaiʻi's appellate courts have made rulings that increase the complexity and risk of nonjudicial, or out-of-court, foreclosures. At the same time, a chronic backlog of cases in the Hawaiʻi courts has slowed the judicial foreclosure process, which delays the Bank's ability to take over, preserve and sell the mortgaged property. Delays in the foreclosure process also could increase the amount of servicing advances that we are required to make, lengthen the time it takes for us to be reimbursed for such advances, and increase the costs incurred during the foreclosure process, which in turn could affect our financial condition or results of operations.

Changes in the capital markets could materially affect the level of assets under management and the demand for our other fee-based services.

Changes in the capital markets could affect the volume of income from and demand for our fee-based services. Our investment management revenues depend in large part on the level of assets under management. Market volatility that leads customers to liquidate investments or move investments to other institutions or asset classes, as well as lower asset values can reduce our level of assets under management, thereby decreasing our investment management revenues.

Risks Related to Common Stock

The Parent's liquidity is dependent on dividends from the Bank.

The Parent is a separate and distinct legal entity from the Bank. The Parent receives substantially all of its cash in the form of dividends from the Bank. These dividends are the principal source of funds to pay dividends on the Parent's common and preferred stock or to repurchase common stock under the Parent's share repurchase program. Various federal and state laws and regulations impose limitations on the payment of dividends, such as requiring regulatory approval under certain circumstances. Limitations on the Parent's ability to receive dividends from the Bank could have a material adverse effect on the Parent's ability to meet its obligations or pay dividends to shareholders.

There can be no assurance that the Parent will continue to declare cash dividends.

The Parent paid cash dividends of $112.3 million on common shares during 2024. In January 2025, the Parent's Board of Directors declared a quarterly cash dividend of $0.70 per share on the Parent's outstanding common shares.

Our dividend payments may change from time-to-time, and we cannot provide assurance that we will continue to declare dividends in any particular amounts or at all. Dividends on our common stock are subject to capital availability and periodic determinations by our Board of Directors. Additionally, so long as any share of Series A Preferred Stock or Series B Preferred Stock remains outstanding, unless the full dividends for the immediately preceding dividend period on all outstanding shares of Series A Preferred Stock and Series B Preferred Stock have been paid in full or declared and a sum sufficient for the payment has been set aside, we would not be permitted to declare or pay a dividend on our common stock. We continue to evaluate the potential impact that regulatory proposals may have on our liquidity and capital management strategies, including those required under the Dodd-Frank Act. The actual amount and timing of future dividends, if any, will depend on market and economic conditions, applicable SEC rules, federal and state regulatory and supervisory restrictions, and various other factors. A reduction in or elimination of our dividend payments could have a negative effect on our stock price.

Risks Related to Regulatory Changes

Fiscal and monetary policy changes may significantly impact our profitability and liquidity.

The Company's business and earnings are significantly affected by the fiscal and monetary policies of the Federal Government and its agencies. The Bank is particularly affected by the policies of the Federal Reserve, which regulates the supply of money and credit in the United States. Among the instruments of monetary policy available to the Federal Reserve are (a) conducting open market operations in U.S. government securities, (b) changing the discount rates of borrowings of depository institutions, (c) imposing or changing reserve requirements against depository institutions' deposits, and (d) imposing or changing reserve requirements against certain borrowings by banks and their affiliates. These methods are used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. Changes to these policies of the Federal Reserve may have a material effect on our business, results of operations and financial condition.

Legislation and regulatory initiatives affecting the financial services industry, including new interpretations, restrictions and requirements, could detrimentally affect the Company's business.

We are and will continue to be subject to extensive examination, supervision and comprehensive regulation by federal bank regulatory agencies. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds, and the banking system and the financial system as a whole, and not holders of our common stock. These regulations affect our lending practices, capital structure, investment practices, dividend policy, and growth, among other things. See Item 1. "Business – Supervision and Regulation" of this Annual Report on Form 10-K for information regarding regulation affecting the Company.

The Dodd-Frank Act, other consumer protection laws, and their implementing rules and regulations are likely to continue to result in increased compliance costs, along with possible restrictions on our products, services and manner of operations, any of which may have a material adverse effect on our results of operations and financial condition.

The CFPB has exercised its broad rule-making, supervisory, and examination authority of consumer financial products, as well as expanded data collection and enforcement powers, over depository institutions with more than $10.0 billion in assets. Regulation of overall safety and soundness, the CRA, federal housing and flood insurance, as they pertain to consumer financial products and services, remains with the FRB. As a result of greater regulatory scrutiny of consumer financial products as a whole, the Company has become subject to more and expanded regulatory examinations, which also could result in increased costs as well as harm to our reputation in the event of a finding that we have not complied with the increased regulatory requirements.

New laws, regulations, and changes, and the uncertainty surrounding whether such laws, regulations and changes will be implemented, interpreted, repealed or reinstated, in the current regulatory and political climate, may continue to increase our costs of regulatory compliance. For example, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, financial privacy laws, consumer protection laws, and other similar laws. Additionally, laws such as the USA PATRIOT Act and the Bank Secrecy Act require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities and require financial institutions to establish procedures for identifying and verifying the identity of clients seeking to open new financial accounts.

Because of these new laws, regulations, and changes, the bank regulatory framework is quickly changing and becoming increasingly stringent. Additionally, certain laws and regulations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources. These laws and regulations may significantly affect the markets in which we do business, the markets for and value of our assets and investments, and our ongoing operations, costs, and profitability.

In addition, there may be increased regulatory scrutiny in the course of routine examinations and otherwise, and new regulations designed to respond to recent negative developments in the banking industry, all of which may increase our costs of doing business and reduce our profitability. Among other things, there may be increased focus by both regulators and investors on deposit composition, the level of uninsured deposits, brokered deposits, unrealized losses in securities portfolios, liquidity, commercial real estate composition and concentration, and capital and general oversight and control of the foregoing. Financial institutions, such as ourselves, could face increased scrutiny or be viewed as higher risk by regulators and/or the investor community, which could negatively affect our results of operations and financial condition or the market for our common stock. Further, leadership and staff changes in regulatory agencies such as the CFPB, CFTC, SEC, and the Treasury Department could lead to changes in the rulemaking, supervision, examination and enforcement priorities and policies of the agencies. The potential impact of any changes within these agencies cannot be predicted at this time.

Changes in the capital, leverage, liquidity requirements for financial institutions could materially affect future requirements of the Company.

We are subject to regulatory requirements relating to capital, which are subject to change from time to time. If we fail to meet applicable requirements, we may be restricted in the types of activities we may conduct, and we may be prohibited from taking certain capital actions, such as paying dividends and share repurchases. See "Regulatory Initiatives Affecting the Banking Industry" section in Item 7. "MD&A" for more information.

While we expect to continue to meet the capital requirements set forth by federal bank regulators, we may fail to do so. In addition, these requirements could have a negative impact on our ability to lend, grow deposit balances, make acquisitions or make capital distributions in the form of dividends and share repurchases. Higher capital levels could also lower our return on equity.

Changes in income tax laws and interpretations, or in accounting standards, could materially affect our financial condition or results of operations.

Further changes in income tax laws could be enacted, or interpretations of existing income tax laws could change, causing an adverse effect on our financial condition or results of operations. For example, the Inflation Reduction Act was enacted on August 16, 2022, and introduced, among provisions, a new corporate minimum income tax on certain large corporations, an excise tax of 1% on certain share repurchases by corporations, and increased funding for the Internal Revenue Service. Although we do not anticipate the new corporate minimum income tax will currently apply to us, changes in our business and any future regulations or other guidance on the interpretation and application of the new corporate minimum tax, as well as the potential application of the share repurchase excise tax, may result in additional taxes payable by us, which could materially and adversely affect our financial results and operations. Similarly, our accounting policies and methods are fundamental to how we report our financial condition and results of operations. Some of these policies require use of estimates and assumptions that may affect the value of our assets, liabilities, and financial results. Periodically, new accounting standards are issued or existing standards are revised, changing the methods for preparing our financial statements. These changes are not within our control and may significantly impact our financial condition and results of operations.

Risks Related to Business Operations

A failure in or breach of our operational systems, information systems, or infrastructure, or those of our third party vendors and other service providers, may result in financial losses, loss of customers, or damage to our reputation.

We rely heavily on communications and information systems to conduct our business. In addition, we rely on third parties to provide key components of our infrastructure, including loan, deposit and general ledger processing, internet connections, and network access. These types of information and related systems are critical to the operation of our business and essential to our ability to perform day-to-day operations, and, in some cases, are critical to the operations of certain of our customers. These third parties with which we do business or that facilitate our business activities, including exchanges, clearing firms, financial intermediaries or vendors that provide services or security solutions for our operations, could also be sources of operational and information security risk to us, including breakdowns or failures of their own systems or capacity constraints. In addition, our communications and information systems and operations (including those of third parties that facilitate our business activities) could be damaged or interrupted due to events such as natural or human-caused disasters (including public health crises) or extreme weather (including as a result of climate change), geopolitical events and security issues, computer viruses, physical or electronic break-ins, operational failures, and similar events or disruptions.

Although we have safeguards and business continuity plans in place, our business operations may be adversely affected by significant and widespread disruption to our physical infrastructure or operating systems that support our business and our customers, resulting in financial losses, loss of customers, or damage to our reputation.

An interruption or breach in security of our information systems or those related to merchants and third party vendors, including as a result of cyber attacks, could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, or result in financial losses.

Our business requires the collection and retention of large volumes of customer data, including payment card numbers and other personally identifiable information in various information systems that we maintain and in those maintained by third parties with whom we contract to provide data services. We also maintain important internal company data such as personally identifiable information about our employees and information relating to our operations. The integrity and protection of that customer and company data is important to us. As customer, public, legislative and regulatory expectations and requirements regarding operational and information security have increased, our operating systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions and breakdowns.

Our technologies, systems, networks and software, and those of other financial institutions have been, and are likely to continue to be, the target of cybersecurity threats and attacks, which may range from uncoordinated individual attempts to sophisticated and targeted measures directed at us. These cybersecurity threats and attacks may include, but are not limited to, attempts to access information, including customer and company information, malicious code, computer viruses and denial of service attacks that could result in unauthorized access, misuse, loss or destruction of data (including confidential customer information), account takeovers, unavailability of service or other events. These types of threats may result from human error, fraud or malice on the part of external or internal parties, intelligence-gathering by foreign governments, or from accidental technological failure internally or by our vendors. Further, to access our products and services our customers may use computers and mobile devices that are beyond our security control systems. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, has increased as the number, intensity and sophistication of attempted attacks and intrusions around the world have increased.

Our customers and employees have been, and will continue to be, targeted by parties using fraudulent emails and other communications in attempts to misappropriate passwords, payment card numbers, bank account information or other personal information or to introduce viruses or other malware through "trojan horse" programs to our customers' devices. These communications may appear to be legitimate messages sent by the Bank or other businesses, but direct recipients to fake websites operated by the sender of the email or request that the recipient send a password or other confidential information via email or download a program. Despite our efforts to mitigate these threats through product improvements, use of encryption and authentication technology to secure online transmission of confidential consumer information, and customer and employee education, such attempted frauds against us or our merchants and our third party service providers remain a serious issue. The pervasiveness of cyber security incidents in general and the risks of cyber-crime are complex and continue to evolve. In light of several recent high-profile data breaches involving other companies' losses of customer personal and financial information, a material cybersecurity incident could cause customer and/or Bank losses, damage to our brand, and increase our costs through the ongoing cost of technology investments to improve security, as well as the potential financial and reputational impact of a cyber security incident involving the Company.

Although we make significant efforts to maintain the security and integrity of our information systems and have implemented various measures to manage the risk of a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Even the most well-protected information, networks, systems and facilities remain potentially vulnerable because attempted security breaches, particularly cyber-attacks and intrusions, or disruptions will occur in the future, and because the techniques used in such attempts are constantly evolving and generally are not recognized until launched against a target, in some cases are designed not to be detected and, in fact, may not be detected. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus making it virtually impossible for us to entirely mitigate this risk. A security breach or other significant disruption could: 1) disrupt the proper functioning of our networks and systems and therefore our operations and/or those of certain of our customers; 2) result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of confidential, sensitive or otherwise valuable information of ours or our customers, including account numbers and other financial and personal information; 3) result in a violation of applicable privacy, data breach and other laws, subjecting the Bank to additional regulatory scrutiny and exposing the Bank to civil litigation, governmental fines and possible financial liability; 4) require significant management attention and resources to remedy the damages that result; or 5) harm our reputation or cause a decrease in the number of customers that choose to do business with us or reduce the level of business that our customers do with us. The occurrence of any such failures, disruptions or security breaches could have a negative impact on our results of operations, financial condition, and cash flows as well as damage our brand and reputation.

Our mortgage banking income may experience significant volatility.

Our mortgage banking income is highly influenced by the level and direction of mortgage interest rates, real estate activity, and refinancing activity. Interest rates can affect the amount of mortgage banking activity and impact fee income and the fair value of our derivative financial instruments and mortgage servicing rights. Changes in the fair value of mortgage servicing rights are recorded in mortgage banking income in the Company's consolidated statements of income. If loan delinquencies or prepayment speeds are higher than anticipated or other factors perform worse than modeled, the recorded value of certain of our mortgage servicing rights may decrease, which could adversely affect our business, financial condition and results of operations. Mortgage banking income may also be impacted by changes in our strategy to manage our residential mortgage portfolio. For example, we may occasionally decide to add more conforming saleable loans to our portfolio (as opposed to selling the loans in the secondary market) which would reduce our gains on sales of residential mortgage loans. These variables could adversely affect mortgage banking income.

Our mortgage loan servicing business may be impacted if we do not meet our obligations, or if servicing standards change.

We act as servicer for mortgage loans sold into the secondary market, primarily to government sponsored enterprises ("GSEs") such as Fannie Mae. As a seller and servicer for those loans, we make warranties about their origination and are required to perform servicing according to complex contractual and handbook requirements. We maintain systems and procedures intended to ensure that we comply with these requirements. We may be penalized and, in limited instances required to repurchase certain mortgages, due to alleged failures to adhere to these requirements. Should GSEs change the requirements in their servicing handbooks, we may sustain higher compliance costs.

Risks related to representation and warranty provisions may impact our mortgage loan servicing business.

The Company sells residential mortgage loans in the secondary market primarily to Fannie Mae. The Company also pools Federal Housing Administration ("FHA") insured and U.S. Department of Veterans Affairs ("VA") guaranteed residential mortgage loans for sale to Ginnie Mae. These pools of FHA-insured and VA-guaranteed residential mortgage loans are securitized by Ginnie Mae. The agreements under which the Company sells residential mortgage loans to Fannie Mae or Ginnie Mae and the insurance or guaranty agreements with FHA and VA contain provisions that include various representations and warranties regarding the origination and characteristics of the residential mortgage loans. Although the specific representations and warranties vary among investors, insurance or guarantee agreements, they typically cover ownership of the loan, validity of the lien securing the loan, the absence of delinquent taxes or liens against the property securing the loan, compliance with loan criteria set forth in the applicable agreement, compliance with applicable federal, state, and local laws, and other matters. As of December 31, 2024, the unpaid principal balance of residential mortgage loans sold and serviced by the Company was $2.0 billion. The agreements under which the Company sells residential mortgage loans require delivery of various documents to the investor or its document custodian. Although these loans are primarily sold on a non-recourse basis, the Company may be obligated to repurchase residential mortgage loans or reimburse investors for losses incurred if a loan review reveals that underwriting and documentation standards were potentially not met. Some agreements may require the Company to repurchase delinquent loans. Upon receipt of a repurchase request, the Company works with investors or insurers to arrive at a mutually agreeable resolution. Repurchase demands are typically reviewed on an individual loan by loan basis to validate the claims made by the investor or insurer and to determine if a contractually required repurchase event has occurred. The Company manages the risk associated with potential repurchases or other forms of settlement through its underwriting and quality assurance practices and by servicing mortgage loans to meet investor and secondary market standards. For the year ended December 31, 2024, the Company repurchased three residential mortgage loans with an aggregate unpaid principal balance totaling $1.1 million as a result of the representation and warranty provisions contained in these contracts. The loans were delinquent as to principal and interest at the time of repurchase, however, no material losses were incurred related to these repurchases.

Risks relating to residential mortgage loan servicing activities may adversely affect our results.

In addition to servicing loans in the Company's portfolio, substantially all of the loans the Company sells to investors are sold with servicing rights retained. The Company also services loans originated by other mortgage loan originators. As servicer, the Company's primary duties are to: (1) collect payments due from borrowers; (2) advance certain delinquent payments of principal and interest; (3) maintain and administer any hazard, title, or primary mortgage insurance policies relating to the mortgage loans; (4) maintain any required escrow accounts for payment of taxes and insurance and administer escrow payments; and (5) foreclose on defaulted mortgage loans or, to the extent consistent with the documents governing a securitization, consider alternatives to foreclosure, such as loan modifications or short sales. As of December 31, 2024, we serviced an aggregate unpaid principal balance of approximately $2.5 billion.

During any period in which our borrowers are not making payments on loans we service, including during defaults, delinquencies, forbearances, and in certain circumstances where a borrower prepays a loan, we generally are required under our servicing agreements to advance our own funds to pay principal and interest, property taxes and insurance premiums, legal expenses, and other expenses. In addition, in the event a loan serviced by us defaults or becomes delinquent, or to the extent a mortgagee under such loan is allowed to enter into a forbearance by applicable law or regulation, the repayment to us of any advance related to such events may be delayed until the loan is repaid or refinanced or liquidation occurs. Any delay or impairment in our ability to collect an advance may affect our liquidity, and delays in reimbursements of us, or our inability to be reimbursed, for advances could be detrimental to our business. In addition, any regulatory actions that lengthen the foreclosure process could increase the amount of servicing advances that we are required to make, lengthen the time it takes for us to be reimbursed for such advances, and increase the costs incurred during the foreclosure process.

Additionally, each agreement under which the Company acts as servicer generally specifies a standard of responsibility for actions taken by the Company in such capacity and provides protection against expenses and liabilities incurred by the Company when acting in compliance with the respective servicing agreements. However, if the Company commits a material breach of obligations as servicer, the Company may be subject to termination if the breach is not cured within a specified period following notice. The standards governing servicing and the possible remedies for violations of such standards vary by investor. These standards and remedies are determined by servicing guides issued by the investors as well as the contract provisions established between the investors and the Company. Remedies could include repurchase of an affected loan.

The requirement to record certain assets and liabilities at fair value may adversely affect our financial results.

We report certain assets, including available-for-sale investment securities, at fair value. Generally, for assets that are reported at fair value we use quoted market prices or valuation models that utilize market data inputs to estimate fair value. Because we record these assets at their estimated fair value, mark-to-market gains or losses may impact equity or income. The level of interest rates can impact the estimated fair value of investment securities. Mark-to-market values of non-hedged available-for-sale investment securities are recorded in shareholders' equity as a component of other comprehensive income. Disruptions in the capital markets may require us to reserve for credit losses in future periods with respect to investment securities in our portfolio. The amount and timing of any credit allowance recognized will be measured as the difference between the security's amortized cost basis and the amount expected to be collected over the security's lifetime.

Natural disasters and adverse weather in Hawaiʻi and the West Pacific may negatively affect real estate property values and our operations.

Real estate and real estate property values play an important role for the Bank in several ways. The Bank owns or leases many real estate properties in connection with its operations, primarily located in Hawaiʻi with its unique weather and geology. Our business operations could suffer to the extent the Bank cannot utilize its branch network due to damage from weather or other natural disasters.

Real estate is also utilized as collateral for many of our loans. A natural disaster in Hawaiʻi or the West Pacific could cause property values in the affected areas to fall, might limit our customers' access to adequate property insurance, or otherwise impact borrowers' ability to pay their financial obligations, any of which would increase our exposure to loan defaults and could require the Bank to record an impairment on our financial statements.

In August 2023, wildfires broke out in West Maui destroying the historic town of Lahaina as well as structures and farmland in Upcountry Maui and North Kihei. Roughly 2,200 structures were lost in the fire, 85% of which were homes. Though the economic recovery has been faster than anticipated, Maui's visitor industry remains depressed as the Maui economy continues its gradual post-wildfire recovery. While loans to our customers impacted by the Maui wildfires were not material to our total loan portfolio, real estate property values in the wildfire area were negatively affected and continue to be negatively affected during the wild-fire recovery period.

General Risk Factors

Competition may adversely affect our business.

Our future depends on our ability to compete effectively. We compete for deposits, loans, leases, and other financial services with a variety of competitors, including banks, thrifts, savings associations, credit unions, mortgage companies, finance companies, mutual funds, brokerage firms, insurance companies, and other non-traditional providers of financial services, including financial technology companies and financial service subsidiaries of commercial and manufacturing companies. Some of our competitors are not subject to the same level of regulation and oversight that is required of banks and BHCs, and may benefit from tax exemptions or lower tax rates. As a result, some of these competitors may have lower cost structures. We expect competitive conditions to intensify as consolidation in the financial services industry continues.

Both federal and local laws provide mechanisms for out-of-state banks and their holding companies to acquire or open branches in our service territories. Failure to effectively address this competitive risk by competing, innovating and making effective use of new and existing channels to deliver our products and services could adversely affect our financial condition or results of operations.

Our future performance will depend on our ability to respond timely to technological change.

The financial services industry is likely to become more competitive as further technological advances enable more companies, including non-depository institutions, to provide financial services. Also, some of our competitors, through delivery channels such as the Internet, may be based outside of the markets that we serve.

Negative public opinion could damage our reputation and adversely impact our earnings and liquidity.

Our bank's reputation is critical to establishing and retaining our customer relationships. Reputational risk, or the risk to our business, earnings, liquidity, and capital from negative public opinion, could result from our actual or alleged conduct in a variety of areas, including legal and regulatory compliance, lending practices, corporate governance, litigation, ethical issues, or inadequate protection of customer information. Because of the concentration of our business in Hawaiʻi and the West Pacific, we are particularly sensitive to the opinion of the public in those areas, which reflects the values and culture of our communities such as the Hawaiʻi's culture of *ʻohana*. We expend significant resources to comply with regulatory requirements. Failure to comply could result in reputational harm or significant legal and/or remedial costs. Damage to our reputation could adversely affect our ability to retain and attract new customers, and adversely impact our earnings and liquidity.

We are subject to certain litigation, and our expenses related to this litigation may adversely affect our results.

We are, from time-to-time, involved in various legal proceedings arising from our normal business activities. These claims and legal actions, including supervisory actions by our regulators, could involve large monetary claims and significant defense costs. The outcome of these cases is uncertain. Substantial legal liability or significant regulatory action against us could have material financial effects or cause significant reputational harm to us, which in turn could seriously harm our business prospects. In recent years, regulatory enforcement and fines have increased across the banking and financial services sector. There is no assurance that those actions will not result in regulatory settlements or other enforcement actions against the Company or the Bank. Furthermore, a single event involving a potential violation of law or regulation may give rise to numerous and overlapping investigations and proceedings by multiple federal and state agencies and officials. In addition, if one or more financial institutions are found to have violated a law or regulation relating to certain business activities, this could lead to investigations by regulators or other governmental agencies of the same or similar activities by other financial institutions, including the Company, and large fines and remedial measures that may have been imposed in resolving earlier investigations for the same or similar activities at other financial institutions may be used as the basis for future settlements.

We may be exposed to substantial uninsured liabilities, which could materially affect our results of operations and financial condition. Based on information currently available, we believe that the eventual outcome of known actions against us will not be materially in excess of such amounts accrued by us. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters may be material to our financial results for any particular period. See Note 20 in Item 8. "Notes to the Consolidated Financial Statements" under the discussion related to Contingencies for more information.

Our performance depends on attracting and retaining key employees and skilled personnel to operate our business effectively.

Our success is dependent on our ability to recruit qualified and skilled personnel to operate our business effectively. Competition for these qualified and skilled people is intense. There are a limited number of qualified personnel in the markets we serve, so our success depends in part on the continued services of many of our current management and other key employees. Failure to retain our key employees and maintain adequate staffing of qualified personnel could adversely impact our operations and our ability to compete.

The soundness of other financial institutions may adversely impact our financial condition or results of operations.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, lending, counterparty, or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial services institutions or the financial services industry in general have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. We have exposure to many different industries and counterparties, and we routinely execute transactions with brokers and dealers, commercial banks, investment banks, mutual funds, and other institutional clients. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. Such losses could materially affect our financial condition or results of operations.

We have experienced increases in FDIC insurance assessments.

The Deposit Insurance Fund is supported mainly through quarterly assessments on insured banks, like the Bank. The Bank is subject to both base and special assessments. The Bank's base assessment is determined by the FDIC using a risk-based assessment rate and average total assets minus our average tangible equity. Special assessments are made by the FDIC based on reported uninsured deposits and often times in response to particular events. In November 2023, the FDIC implemented a special assessment to recover the loss to the Deposit Insurance Fund following the failures of Silicon Valley Bank, Signature Bank, and First Republic Bank. The assessment was based on reported uninsured deposits as of December 31, 2022. The Company's share of the FDIC special assessment was approximately $16.6 million. We may also experience increases in our base assessments depending on increases in our assessment base or assessment rate. Further increases in our assessment fees may have an adverse effect on our results of operations and financial condition.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

As a company that collects and retains large volumes of customer and employee data, including payment card numbers and other personally identifiable information, we face significant and persistent cybersecurity risks. The protection and integrity of that data is important to us, which is demonstrated by the significant efforts and investments made to implement various measures to manage the risk of a security breach or disruption.

Risk Management and Strategy

Assessing, identifying, and managing cybersecurity related risks are integrated into our overall Enterprise Risk framework, of which one of the objectives is to ensure the confidentiality, integrity, and availability of our information sets through the maintenance of a comprehensive information security program. The program ensures regulatory compliance in alignment with Federal Financial Institutions Examination Council, the Sarbanes-Oxley Act of 2002, and the Gramm-Leach-Bliley Act. One of the key aspects of this program is a risk assessment that is used to identify industry and company-specific risks, measure control effectiveness, identify any gaps that need to be addressed, and linking our controls with applicable policies, standards and guidelines to ensure that responsible parties are aware of their obligations with respect to this program.

Governance

The Board of Directors holds ultimate responsibility for overseeing cybersecurity and information security risks. They dedicate substantial time and attention to this critical area, leveraging the technical expertise of their members. The Board regularly reviews an Enterprise-Wide Risk Report, which includes key cybersecurity risk measures and trends across the Company. Additionally, the Board annually reviews and approves the Information Security Policy and frequently receives presentations from the Chief Information Security Officer ("CISO") on cybersecurity risks, industry trends, and best practices.

The Risk Management Committee, which is charged with assisting the Board of Directors in fulfilling its oversight responsibilities related to the Company's enterprise-wide risk management framework, receives an operational risk update at least quarterly that includes a review of cybersecurity and information security risk.

The Board of Directors is also responsible for the approval and oversight of the Information Security ("IS") Program. Our CISO, who is designated as the IS Program Coordinator, has over 15 years of relevant information technology, security and program management experience. Under the direction of the CISO, the IS Program focuses on preventing, detecting, and responding to cybersecurity incidents by ensuring the confidentiality, integrity and availability of company information. Central to incident management is the Information Security Incident Response Team, which is responsible for responding expeditiously and effectively to security incidents to minimize risks to the business, customers and consumers. In the event of an incident, we follow the detailed incident response plan, which outlines the steps to be followed from incident identification to mitigation, recovery and notification, including notifying functional areas, regulators, as well as senior leadership and the Board, as appropriate.

All of our employees also have a responsibility to protect the privacy of bank confidential and proprietary information. They are required to undergo periodic information security awareness training to ensure a clear understanding of their roles in protecting information assets and to create a security-minded culture.

We continue to strengthen the management and oversight of cybersecurity risks through new security system enhancements, policies, testing, identification and reporting. We also engage a third-party to perform penetration testing and ongoing analysis to identify potential vulnerabilities and areas for additional enhancements.

We depend on third-party service providers to support our business and operational activities and to help us achieve our strategic goals. However, these third parties can introduce various risks to us and our customers. To mitigate these risks, we have established a Third Party Risk Management framework. This framework equips us with the necessary tools and practices for effective oversight of third-party service providers, ensuring compliance with legal and regulatory obligations, contractual requirements, performance expectations, and our own principles and values.

Our vendor risk management practices are robust and include comprehensive risk assessments of suppliers, with a strong emphasis on cybersecurity. We use commercially available services to monitor our vendors, providing security scores for supplier technology services, threat intelligence, financial intelligence, and other cybersecurity-related considerations. Regular reviews are conducted to track changes in our vendors' cybersecurity risk posture, and continuous threat intelligence monitoring helps identify potential cybersecurity incidents involving third parties. We also strive to negotiate appropriate cybersecurity provisions in our vendor contracts.

For the 2024 period, we reported no material cybersecurity incidents affecting the confidentiality, integrity, or availability of data or systems. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. For further information, see Item 1A. "Risk Factors," including the risk factor titled "An interruption or breach in security of our information systems or those related to merchants and third-party vendors, including as a result of cyber attacks, could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, or result in financial losses."

Item 2. Properties

Our principal offices are located in the Financial Plaza of the Pacific in Honolulu, Hawai'i. We own and lease other branch offices and operating facilities located throughout Hawai'i and the West Pacific. We believe our current facilities are adequate to meet our needs. Additional information with respect to premises and equipment is presented in Notes 6 and 23 in Item 8. "Notes to Consolidated Financial Statements."

Item 3. Legal Proceedings

We are from time to time subject to lawsuits, investigations and claims arising out of the conduct of our business. There are no pending legal proceedings against or involving the Company for which the outcome is likely to have a material adverse effect upon its financial position or results of operations. For additional information, see Note 20 in Item 8. "Notes to Consolidated Financial Statements," under the discussion related to Contingencies.

Item 4. Mine Safety Disclosures

Not Applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock of the Parent is traded on the New York Stock Exchange (NYSE Symbol: BOH) and quoted daily in leading financial publications. As of February 13, 2025, there were 4,930 common shareholders of record.

The Parent's Board of Directors considers on a quarterly basis the advisability of paying a cash dividend to its shareholders and the level and advisability of repurchasing shares of the Parent's common stock. Under the Parent's historical practice, dividends declared on common stock are paid within the quarter. See Item 1. "Business – Supervision and Regulation, Dividend Restrictions" of this report and Note 11 in Item 8. "Notes to Consolidated Financial Statements" for more information.

Issuer Purchases of Equity Securities

During the fourth quarter ended December 31, 2024, there were no purchases of our common stock made by the Parent under our previously announced share repurchase program. The repurchases in the fourth quarter ended December 31, 2024, consisted of the following:

Period	Total Number of Shares Purchased [1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [2]
October 1 - 31, 2024	2,190	$ 64.92	—	$ 126,038,927
November 1 - 30, 2024	393	77.07	—	126,038,927
December 1 - 31, 2024	—	—	—	126,038,927
Total	2,583	$ 66.77	—	

[1.] During the fourth quarter of 2024, 2,583 shares were acquired from employees in connection with income tax withholdings related to the vesting of restricted stock. The shares were purchased at the closing price of the Parent's common stock on the dates of purchase.

[2.] The share repurchase program was first announced in July 2001 with an initial authorization to repurchase $70 million in shares of common stock. The Board increased the share repurchase program, most recently in January 2019 by $130 million. The share repurchase program has no set expiration or termination date. The actual amount and timing of future share repurchases, if any, will depend on market and economic conditions, regulatory rules, applicable SEC rules, and various other factors.

Performance Graph

The following graph shows the cumulative total return for the Parent's common stock compared to the cumulative total returns for the Standard & Poor's ("S&P") 500 Index, and the S&P Supercomposite Regional Bank Index. The Company has included the S&P Supercomposite Regional Bank Index to the graph because the companies in this index are the ones with which the Company competes for capital and talent. The graph assumes that $100 was invested on December 31, 2019, in the Parent's common stock, the S&P 500 Index, and the S&P Supercomposite Regional Bank Index. The cumulative total return on each investment is as of December 31 of each of the subsequent five years and assumes reinvestment of dividends.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

	2019	2020	2021	2022	2023	2024
Bank of Hawaii Corporation	$ 100	$ 84	$ 95	$ 91	$ 89	$ 92
S&P 500 Index	$ 100	$ 118	$ 152	$ 125	$ 158	$ 197
S&P Supercomposite Regional Bank Index	$ 100	$ 93	$ 131	$ 107	$ 94	$ 114

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following MD&A is intended to help the reader understand the Company and its operations and is focused on our fiscal 2024 and 2023 financial results, including comparisons of year-to-year performance between these years. Discussion and analysis of our 2022 fiscal year, as well as the year-to-year comparison between fiscal 2023 and 2022, are included in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 29, 2024.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include statements concerning, among other things, the anticipated economic and business environment in our service area and elsewhere, credit quality and other financial and business matters in future periods, our future results of operations and financial position, our business strategy and plans and our objectives and future operations. Words such as "believes," "anticipates," "expects," "intends," "targeted," and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We also may make forward-looking statements in our other documents filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). In addition, our senior management may provide forward-looking statements orally to analysts, investors, representatives of the media and others. Given these risks and uncertainties, you should not place undue reliance on any forward-looking statement as a prediction of our actual results.

Our forward-looking statements are based on numerous assumptions, any of which could prove to be inaccurate, and actual results may differ materially from those projected because of a variety of risks and uncertainties, including, but not limited to: (1) Our business is sensitive to regional business and economic conditions, in particular those of Hawai'i, Guam and other Pacific Islands; (2) Our loan portfolio is largely secured by real estate, and a downturn in the real estate market may adversely affect our results of operations; (3) A sustained period of high inflation could pose a risk to local economies and the financial performance of the Bank; (4) Climate change and the governmental responses to it could have a material adverse impact on the Bank and its customers; (5) Disruptions, instability and failures in the banking industry may negatively impact us; (6) Any reduction in defense spending by the federal government in the state of Hawai'i could adversely impact the economy in Hawai'i and the Pacific Islands; (7) Changes in interest rates could adversely impact our results of operations and capital; (8) Our allowance for credit losses may prove to be insufficient to absorb losses or appropriately reflect, at any given time, the inherent risk of loss in our loan portfolio; (9) Consumer protection initiatives and court decisions related to the foreclosure process affect our remedies as a creditor; (10) Changes in the capital markets could materially affect the level of assets under management and the demand for our other fee-based services; (11) The Parent's liquidity is dependent on dividends from the Bank; (12) There can be no assurance that the Parent will continue to declare cash dividends; (13) Fiscal and monetary policy changes may significantly impact our profitability and liquidity; (14) Legislation and regulatory initiatives affecting the financial services industry, including new interpretations, restrictions and requirements, could detrimentally affect the Company's business; (15) Changes in income tax laws and interpretations, or in accounting standards, could materially affect our financial condition or results of operations; (16) A failure in or breach of our operational systems, information systems, or infrastructure, or those of our third party vendors and other service providers, may result in financial losses, loss of customers, or damage to our reputation; (17) An interruption or breach in security of our information systems or those related to merchants and third party vendors, including as a result of cyber-attacks, could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, or result in financial losses; (18) Our mortgage banking income may experience significant volatility; (19) Our mortgage loan servicing business may be impacted if we do not meet our obligations, or if servicing standards change; (20) Risks related to representation and warranty provisions may impact our mortgage loan servicing business; (21) Risks relating to residential mortgage loan servicing activities may adversely affect our results; (22) The requirement to record certain assets and liabilities at fair value may adversely affect our financial results (23) Natural disasters and adverse weather in Hawai'i and the Pacific Islands may negatively affect real estate property values and our operations (24) Competition may adversely affect our business; (25) Our future performance will depend on our ability to respond timely to technological change; (26) Negative public opinion could damage our reputation and adversely impact our earnings and liquidity (27) We are subject to certain litigation, and our expenses related to this litigation may adversely affect our results; (28) Our performance depends on attracting and retaining key employees and skilled personnel to operate our business effectively; (29) The soundness of other financial institutions may adversely impact our financial condition or results of operations; and (30) We have experienced increases in FDIC insurance assessments.

The risks and uncertainties that could cause actual results to differ materially from our historical experience and our expectations and projections include but are not limited to those described in Item 1A. "Risk Factors," Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in our most recent Annual Report on Form 10-K and in subsequent SEC filings. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as otherwise may be required by the federal securities laws.

Critical Accounting Estimates

Our Consolidated Financial Statements were prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and follow general practices within the industries in which we operate. The most significant accounting policies we follow are presented in Note 2 in Item 8. "Notes to Consolidated Financial Statements." Application of GAAP requires us to make estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Most accounting estimates are not considered by management to be critical accounting estimates. Critical accounting estimates are those estimates made in accordance with GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. In determining which accounting estimates are critical accounting estimates we consider, among other things, whether the application of GAAP requires management to make difficult, subjective, and complex judgments about matters that are inherently uncertain and whether it is likely that materially different amounts would be reported under different conditions or using different assumptions. The accounting estimates that we believe to be most critical in preparing our Consolidated Financial Statements are those that are related to the determination of the reserve for credit losses, fair value estimates, and income taxes. Additional information is presented in Note 2 in Item 8. "Notes to Consolidated Financial Statements."

Reserve for Credit Losses

A consequence of lending activities is that we may incur credit losses. The amount of such losses will vary depending upon the risk characteristics of the loan and lease portfolio as affected by economic conditions.

The reserve for credit losses consists of the allowance for credit losses (the "Allowance") and the reserve for unfunded commitments (the "Unfunded Reserve"). Accounting estimates related to the reserve for credit losses are considered to be critical as these estimates involve considerable subjective judgment and estimation by management. These estimates are in accordance with Accounting Standards Codification ("ASC") Topic 326 ("ASC 326") Financial Instruments - Credit Losses. In the case of loans and leases, the Allowance is a contra-asset valuation account, calculated in accordance with ASC 326, that is deducted from the amortized cost basis of loans and leases to present the net amount expected to be collected. In the case of off-balance-sheet credit exposures, the Unfunded Reserve is a liability account, calculated in accordance with ASC 326, reported as a component of other liabilities in our consolidated statements of condition.

The estimate of expected credit losses is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. Historical loss experience is generally the starting point for estimating expected credit losses. We then consider whether the historical loss experience should be adjusted for asset-specific risk characteristics or current conditions at the reporting date that did not exist over the period from which historical experience was used. These adjustments can include accounting for new or discontinued products, changes in our portfolio composition, delinquency trends, and with forecasted economic conditions including but not limited to unemployment, real estate market conditions (e.g. prices, sales activity and inventory), visitor arrivals, and the uncertainty of other events (local, national and global). The Unfunded Reserve represents the expected credit losses on off-balance sheet commitments such as unfunded commitments to extend credit and standby letters of credit. The Unfunded Reserve is determined by estimating future draws and applying the expected loss rates on those draws. However, a liability is not recognized for commitments unconditionally cancelable by the Company.

The historical loss experience for the commercial portfolio segment is primarily determined using a Cohort method. This method pools loans and leases into groups ("cohorts") sharing similar risk characteristics based on product and risk ratings, and tracks each cohort's historical net charge-offs to calculate a historical loss rate. The historical loss rates for each cohort are then averaged to calculate an overall historical loss rate which is applied to current loan balances to arrive at the quantitative baseline portion of the Allowance for most of the commercial portfolio segment.

The historical loss experience for the consumer portfolio segment is primarily determined using a Vintage method. This method measures historical loss behavior in the form of a historical loss rate for homogenous loan pools that originate in the same period, known as a vintage. The historical loss rates are then applied to origination loan balances by vintage to determine the quantitative baseline portion of the Allowance for most of the consumer portfolio segment. The homogenous loan pools are segmented according to similar risk characteristics (e.g., residential mortgage, home equity) and may be sub-segmented further based on historical loss behavior. For example, we sub-segment residential mortgages by geography and home equity by lien position.

We also consider qualitative adjustments to the quantitative baseline such as the impact of current environmental factors at the reporting date that did not exist over the period from which historical experience was used. Relevant factors include, but are not limited to, concentrations of credit risk, such as geography, industry, real estate property type; and economic trends and conditions, such as Hawaiʻi unemployment, real estate prices and market conditions, and visitor arrivals. We also consider changes in underwriting standards, and levels and trends in delinquencies and criticized loans and leases.

We also incorporate a reasonable and supportable ("R&S") loss forecast period, which is currently one year, to account for the effect of forecasted economic conditions and other factors on the performance of the loan portfolios, which could differ from historical loss experience. We also perform asset quality reviews which includes a review of forecasted gross charge-offs and recoveries, nonperforming assets, criticized loans and leases, and risk rating migration. The results of the asset quality review are used to consider qualitative adjustments to the quantitative baseline. After the one-year R&S loss forecast period, this adjustment assumes an immediate reversion to historical loss rates for the remaining expected life of the loan.

The company utilizes the University of Hawaiʻi Economic Research Organization ("UHERO") macroeconomic forecast that is updated quarterly based on economic conditions and events. The forecast includes various economic variables for Hawaiʻi such as gross domestic product ("GDP"), unemployment rate, visitor arrivals, residential real estate market conditions, personal income, and inflation rate. We also utilize other forecast tools for broader U.S. economic variables such as interest rates, as well as to apply any overlays to the forecast.

The reserve for credit losses is generally sensitive to economic conditions and assumptions given the impact for potential losses for the consumer portfolio and risk rating migration for the commercial portfolio. For the consumer portfolio, as an example, an increase in the forecasted Hawaiʻi unemployment rate could lead to an increase in the rate of delinquencies and consequently charge-offs for consumer borrowers. For the Allowance at December 31, 2024, a 25 basis point increase in the forecasted Hawaiʻi unemployment rates would have increased the quantitative component of the Allowance for consumer loans by an estimated $1.4 million. For the commercial portfolio, the impact of adverse changes in economic conditions on borrowers will vary, and generally evaluated on a case-by-case basis to include the borrower's existing and expected financial capacity. Borrowers that would be most adversely impacted are identified as having the potential for migrating from a Pass to a Classified risk rating. For the Allowance at December 31, 2024, a 50 basis point increase in the percentage of commercial loans risk rated as Classified would increase the quantitative component of the Allowance for commercial loans by an estimated $2.0 million. This sensitivity analysis is hypothetical and provided only to indicate the potential impact changes in economic conditions and assumptions may have on the Allowance estimate. Additionally, changes in factors and inputs may be directionally inconsistent, such that improvement in one factor may offset deterioration in others.

The Unfunded Reserve is determined by estimating future draws and applying the expected loss rates on those draws. Future draws are based on historical averages of utilization rates (i.e., the likelihood of draws taken). To estimate future draws on unfunded balances, current utilization rates are compared to historical utilization rates. If current utilization rates are below historical utilization rates, the rate difference is applied to the committed balance to estimate the future draw. Expected loss rates are estimated using the loss rates calculated for the corresponding loan category in the Allowance. For the commercial portfolio, the historical loss rates were calculated utilizing the Cohort methodology, while the consumer portfolio utilized the Vintage methodology.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market inputs. For financial instruments that are traded actively and have quoted market prices or observable market inputs, there is minimal subjectivity involved in measuring fair value. However, when quoted market prices or observable market inputs are not fully available, significant management judgment may be necessary to estimate fair value. In developing our fair value measurements, we maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy defines Level 1 valuations as those based on quoted prices, unadjusted, for identical instruments traded in active markets. Level 2 valuations are those based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or model-based valuation techniques for which all significant assumptions are observable in the market. Level 3 valuations are based on model-based techniques that use at least one significant assumption not observable in the market, or significant management judgment or estimation, some of which may be internally developed.

Financial assets that are recorded at fair value on a recurring basis include available-for-sale investment securities, loans held for sale, mortgage servicing rights, investments related to deferred compensation arrangements, and derivative financial instruments. As of December 31, 2024 and 2023, $2.9 billion or 12% and $2.5 billion or 11%, respectively, of our total assets consisted of financial assets recorded at fair value on a recurring basis and most of these financial assets consisted of available-for-sale investment securities measured using information from a third party pricing service. These investments in debt securities and mortgage-backed securities were all classified in either Levels 1 or 2 of the fair value hierarchy. Financial liabilities that are recorded at fair value on a recurring basis are comprised of derivative financial instruments. As of December 31, 2024, and 2023, $154.1 million and $143.9 million, respectively, or less than 1% of our total liabilities consisted of financial liabilities recorded at fair value on a recurring basis.

As of December 31, 2024 and 2023, Level 3 financial assets recorded at fair value on a recurring basis were $0.7 million and $0.8 million, respectively, or less than 1% of our total assets, and were comprised primarily of mortgage servicing rights and derivative financial instruments. As of December 31, 2024 and 2023, there were no Level 3 financial liabilities recorded at fair value on a recurring basis.

We also use third party pricing services to assist our management in determining the value of securities. Our third party pricing service makes no representations or warranties that the pricing data provided to us is complete or free from errors, omissions, or defects. As a result, we have processes in place to monitor and periodically review the information provided to us by our third party pricing service such as: 1) Our third party pricing service provides us with documentation by asset class of inputs and methodologies used to value securities. We review this documentation to evaluate the inputs and valuation methodologies used to place securities into the appropriate level of the fair value hierarchy. This documentation is periodically updated by our third party pricing service. Accordingly, transfers of securities within the fair value hierarchy are made if deemed necessary. 2) On a quarterly basis, management also selects a sample of securities priced by the Company's third party pricing service and reviews the significant assumptions and valuation methodologies used by the pricing service with respect to those securities. The information provided is comprised of market reference data, which may include reported trades; bids, offers, or broker-dealer dealer quotes; benchmark yields and spreads; as well as other reference data as appropriate. Periodically, based on these reviews, management determines whether the current placement of the security in the fair value hierarchy is appropriate or whether transfers may be warranted. 3) On a quarterly basis, management reviews the pricing information received from our third party pricing service. This review process includes a comparison to a second source. 4) Our third party pricing service has also established processes for us to submit inquiries regarding quoted prices. Periodically, we will challenge the quoted prices provided by our third party pricing service. Our third party pricing service will review the inputs to the evaluation in light of the new market data presented by us. Our third party pricing service may then affirm the original quoted price or may update the evaluation on a going forward basis. Generally, we do not adjust the price from the third party service provider. 5) On an annual basis, we obtain and review the third party's most recently issued Service Organization Controls report related to controls placed in operation and tests of operating effectiveness, to update our understanding of the third party pricing service's control environment.

See Note 21 in Item 8. "Notes to Consolidated Financial Statements" for more information on our fair value measurements.

Income Taxes

We determine our liabilities for income taxes based on current tax regulations and interpretations in tax jurisdictions where our income is subject to taxation. Currently, we file tax returns for federal, five state and local domestic jurisdictions, and three foreign jurisdictions. In estimating income taxes payable or receivable, we assess the relative merits and risks of the appropriate tax treatment considering statutory, judicial, and regulatory guidance in the context of each tax position. Accordingly, previously estimated liabilities are regularly reevaluated and adjusted through the provision for income taxes. Changes in the estimate of income taxes payable or receivable occur periodically due to changes in tax rates, interpretations of tax law, the status of examinations being conducted by various taxing authorities, and newly enacted statutory, judicial and regulatory guidance that impact the relative merits and risks of each tax position. These changes, when they occur, may affect the provision for income taxes as well as current and deferred income taxes, and may be significant to our consolidated statements of income and condition.

Management's determination of the realization of net deferred tax assets is based upon management's judgment of various future events and uncertainties, including the timing, character and amount of future income, as well as the implementation of various tax planning strategies to maximize realization of the deferred tax assets. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. As of December 31, 2024 and 2023, we carried a valuation allowance of $9.7 million and $6.7 million, respectively, related to our deferred tax assets established in connection with our low-income housing investments.

We are also required to record a liability, referred to as an unrecognized tax benefit ("UTB"), for the entire amount of benefit taken in a prior or future income tax return when we determine that a tax position has a less than 50% likelihood of being accepted by the taxing authority. As of December 31, 2024 and 2023, our liabilities for UTBs were $5.3 million and $3.7 million, respectively.

Overview

We are a regional financial services company serving businesses, consumers, and governments in Hawai'i, Guam, and other Pacific Islands. Our principal operating subsidiary, the Bank, was founded in 1897.

Our business strategy is to use our unique market knowledge, prudent management discipline and brand strength to deliver exceptional value to our stakeholders. Our business plan is balanced between growth and risk management while maintaining flexibility to adjust to economic changes. We will continue to focus on providing customers with best-in-class service and an innovative mix of products and services. We will also remain focused on continuing to deliver strong financial results while maintaining prudent risk and capital management strategies as well as our commitment to support our local communities.

Hawai'i Economy

Global economic conditions remain broadly favorable for the local economy. The Maui economy continues its gradual post-wildfire recovery while the visitor industry for the rest of the Hawai'i is expected to operate at a high level. Due to the weak yen, the Japanese visitor market continues to recover slowly. Considering the ongoing recovery efforts on Maui and weaker Japanese yen, visitor arrivals to Hawai'i are expected to have moderate growth in 2025.

The economic environment in Hawai'i remained stable with the unemployment rate slightly increasing from 2.9% in December 2023 to 3.0% in December 2024, which was below the U.S. unemployment rate of 4.1%. For the State overall, job growth is expected to expand in 2025 with the main drivers in construction, real estate, and the continued recovery of tourism.

The volume of single-family home sales on Oahu increased 9.1% in 2024 compared to the prior year, while the volume of condominium sales on Oahu decreased 2.5% in 2024 compared to the prior year. The median price of single-family home sales and condominium sales on Oahu increased by 4.8% and 1.3%, respectively, in 2024 compared to the prior year.

Earnings Summary

Net income for 2024 was $150.0 million, a decrease of $21.2 million or 12% compared to the prior year. Diluted earnings per common share were $3.46 in 2024, a decrease of $0.68 or 16% compared to the prior year. Our return on average assets was 0.64% in 2024, a decrease of 7 basis points from 2023, and our return on average shareholders' equity was 9.78% in 2024, compared to 12.63% in the prior year.

- The return on average common equity for 2024 was 10.85% compared to 13.89% for the prior year.

- Net interest income was $466.6 million in 2024, a decrease of $30.4 million compared to the prior year. The decrease was primarily due to higher funding costs, partially offset by higher earning asset yields. The net interest margin was 2.16% in 2024, a decrease of 8 basis points from the prior year.

- Noninterest income was $172.5 million in 2024, a decrease of 2% from the prior year.

- Noninterest expense was $430.1 million in 2024, a decrease of 1.7% compared to the prior year.

- The effective tax rate for 2024 was 24.19% compared with 24.62% for the prior year.

- Total non-performing assets were $19.3 million as of December 31, 2024, an increase of $7.6 million from the prior year. The ratio of non-performing assets to total loans and leases and foreclosed real estate was 0.14% at December 31, 2024, an increase of 6 basis points from the prior year.

- Net loan and lease charge-offs in 2024 were $12.9 million or 9 basis points of total average loans and leases outstanding. Net loan and lease charge-offs in 2024 were comprised of charge-offs of $15.0 million partially offset by recoveries of $7.2 million. Compared to 2023, net loan and lease charge-offs increased by $2.7 million or 2 basis points on total average loans and leases outstanding.

- The allowance for credit losses on loans and leases was $148.5 million as of December 31, 2024, an increase of $2.1 million from the prior year. The ratio of the allowance for credit losses to total loans and leases outstanding was 1.06% at December 31, 2024, up 1 basis point from the prior year.

- Total assets were $23.6 billion as of December 31, 2024, a decrease of 0.6% from the prior year.

- The investment securities portfolio was $7.3 billion as of December 31, 2024, a decrease of $0.1 billion or 1% from the prior year. The portfolio remains largely comprised of securities issued by U.S. government agencies and U.S. government-sponsored enterprises. In 2024, we purchased $470.8 million of investment securities, the majority of which were floating rate securities.

- Total loans and leases were $14.1 billion as of December 31, 2024, an increase of 1% from the prior year.

- Total deposits were $20.6 billion as of December 31, 2024, a decrease of 2% from the prior year.

- Total shareholders' equity was $1.7 billion as of December 31, 2024, an increase of 18% from the prior year due to the issuance of Series B Preferred Stock in the second quarter of 2024.

- No shares of common stock were repurchased under the share repurchase program in 2024. Total remaining buyback authority under the share repurchase program was $126.0 million as of December 31, 2024.

- The Company's Board of Directors declared a quarterly cash dividend of $0.70 per share on the Company's outstanding common shares. The dividend will be payable on March 14, 2025 to shareholders of record at the close of business on February 28, 2025.

Analysis of Consolidated Statements of Income

Average balances, related income and expenses, and resulting yields and rates, on a taxable-equivalent basis, are presented in Table 1. An analysis of the change in net interest income, on a taxable-equivalent basis, is presented in Table 2.

Average Balances and Interest Rates – Taxable-Equivalent Basis [1] **Table 1**

	2024			2023		
(dollars in millions)	Average Balance	Income/ Expense [2]	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Earning Assets						
Cash and Cash Equivalents	$ 594.1	$ 30.7	5.17%	$ 543.9	$ 28.4	5.22%
Investment Securities						
Available-for-Sale						
Taxable	2,433.8	89.3	3.67	2,631.0	93.4	3.55
Non-Taxable	9.2	0.6	6.05	6.1	0.2	4.06
Held-to-Maturity						
Taxable	4,783.5	84.9	1.78	5,173.9	92.2	1.78
Non-Taxable	34.5	0.7	2.10	35.1	0.7	2.10
Total Investment Securities	7,261.0	175.5	2.42	7,846.1	186.5	2.38
Loans Held for Sale	2.9	0.2	6.05	3.0	0.2	6.16
Loans and Leases [3]						
Commercial Mortgage	3,763.6	205.9	5.47	3,776.2	197.0	5.22
Commercial and Industrial	1,679.8	89.2	5.31	1,511.2	74.2	4.91
Construction	333.4	25.6	7.66	262.1	16.0	6.09
Commercial Lease Financing	65.1	1.7	2.68	63.7	0.8	1.30
Residential Mortgage	4,614.8	182.4	3.95	4,690.5	168.9	3.60
Home Equity	2,217.5	87.8	3.96	2,268.0	78.2	3.45
Automobile	803.6	37.0	4.61	866.1	31.8	3.67
Other	391.1	27.4	7.01	413.8	25.3	6.12
Total Loans and Leases	13,868.9	657.0	4.74	13,851.6	592.2	4.28
Other	63.2	4.2	6.66	78.3	5.1	6.51
Total Earning Assets [2]	21,790.1	867.6	3.98	22,322.9	812.4	3.64
Non-Earning Assets	1,572.6			1,631.3		
Total Assets	$ 23,362.7			$ 23,954.2		
Interest-Bearing Liabilities						
Interest-Bearing Deposits						
Demand	3,745.9	33.2	0.89	3,978.7	27.0	0.68
Savings	8,362.3	209.7	2.51	8,018.4	137.4	1.71
Time	3,042.3	125.9	4.14	2,424.8	86.4	3.56
Total Interest-Bearing Deposits	15,150.5	368.8	2.43	14,421.9	250.8	1.74
Funds Purchased	0.8	0.0	5.46	18.5	0.9	4.79
Short-Term Borrowings	0.0	0.0	5.25	114.0	5.7	5.01
Securities Sold Under Agreements to Repurchase	118.2	4.6	3.90	530.9	16.3	3.07
Other Debt	559.6	23.8	4.24	921.8	39.7	4.30
Total Interest-Bearing Liabilities	15,829.1	397.2	2.51	16,007.1	313.4	1.96
Net Interest Income		$ 470.4			$ 499.0	
Interest Rate Spread			1.47%			1.68%
Net Interest Margin			2.16%			2.24%
Noninterest-Bearing Demand Deposits	5,385.8			5,990.5		
Other Liabilities	614.6			601.1		
Shareholders' Equity	1,533.2			1,355.5		
Total Liabilities and Shareholders' Equity	$ 23,362.7			$ 23,954.2		

[1]. Due to rounding, the amounts presented in this schedule may not tie to other amounts presented elsewhere in this report.

[2]. Interest income includes taxable-equivalent basis adjustments, based upon a federal statutory tax rate of 21% of $3.8 million and $2.0 million for the years ended December 31, 2024, and 2023, respectively.

[3]. Non-performing loans and leases are included in the respective average loan and lease balances.

Analysis of Change in Net Interest Income – Taxable-Equivalent Basis   **Table 2**

(dollars in millions)	Year Ended December 31, 2024 Compared to 2023		
	Volume [1]	Rate [1]	Total
Change in Interest Income:			
Cash and Cash Equivalents	$ 2.6	$ (0.3)	$ 2.3
Investment Securities			
Available-for-Sale			
Taxable	(7.2)	3.1	(4.1)
Non-Taxable	0.2	0.2	0.4
Held-to-Maturity			
Taxable	(6.9)	(0.4)	(7.3)
Non-Taxable	(0.0)	—	(0.0)
Total Investment Securities	(13.9)	2.9	(11.0)
Loans Held for Sale	(0.0)	(0.0)	(0.0)
Loans and Leases			
Commercial Mortgage	(0.6)	9.5	8.9
Commercial and Industrial	8.9	6.1	15.0
Construction	4.9	4.7	9.6
Commercial Lease Financing	0.2	0.7	0.9
Residential Mortgage	(2.7)	16.2	13.5
Home Equity	(1.8)	11.4	9.6
Automobile	(2.5)	7.7	5.2
Other	(1.4)	3.5	2.1
Total Loans and Leases	5.0	59.8	64.8
Other	(1.0)	0.1	(0.9)
Total Change in Interest Income	(7.3)	62.5	55.2
Change in Interest Expense:			
Interest-Bearing Deposits			
Demand	(1.7)	7.9	6.2
Savings	6.2	66.1	72.3
Time	24.2	15.3	39.5
Total Interest-Bearing Deposits	28.7	89.3	118.0
Funds Purchased	(1.0)	0.1	(0.9)
Short-Term Borrowings	(6.0)	0.3	(5.7)
Securities Sold Under Agreements to Repurchase	(15.2)	3.5	(11.7)
Other Debt	(15.4)	(0.5)	(15.9)
Total Change in Interest Expense	(8.9)	92.7	83.8
Change in Net Interest Income	$ 1.6	$ (30.2)	$ (28.6)

[1] The change in interest income or expense due to both rate and volume has been allocated between the factors in proportion to the relationship of the absolute dollar amounts of the change in each.

Net Interest Income

Net interest income is affected by the size and mix of our balance sheet components as well as the spread between interest earned on assets and interest paid on liabilities. Net interest margin is defined as net interest income, on a taxable-equivalent basis, as a percentage of average earning assets.

The average balances of our earning assets decreased by $532.8 million or 2% in 2024 compared to the prior year, primarily due to cashflows from the portfolio being used to reduce our interest-bearing liabilities. Yields on our investment securities portfolio increased by 4 basis points, primarily due to income earned from interest rate swaps that hedge a portion of our AFS securities portfolio partially offset by the impact of a portion of our corporate bonds portfolio converting from fixed-rate securities to lower floating-rate securities in the fourth quarter of 2023. Yields on our loan and lease portfolio increased by 46 basis points due to yield increases on our floating rate loan portfolio, higher rates on loans originated during the period, and income earned from interest rate swaps that hedge a portion of our residential mortgage portfolio.

The average balances of our interest-bearing liabilities decreased by $178.0 million or 1% in 2024 compared to the prior year due to the termination of $1.2 billion in FHLB advances during the third quarter of 2023 and the termination of $625.0 million in repurchase agreements ($575.0 million in the third quarter of 2023 and $50.0 million in the second quarter of 2024). This decrease was partially offset by an increase in our interest-bearing deposits. The cost of our interest-bearing liabilities in 2024 increased by 55 basis points compared to the prior year, primarily driven by customer migration from non-interest bearing and low yield deposit accounts to higher rate deposit products. The cost of our interest-bearing deposits increased by 69 basis points in 2024 compared to the prior year.

Noninterest Income

Table 3 presents the major components of noninterest income for 2024 and 2023.

Noninterest Income							**Table 3**
		Year Ended December 31,					
						Dollar	**Percent**
(dollars in thousands)		**2024**		**2023**		**Change**	**Change**
Fees, Exchange, and Other Service Charges	$	57,236	$	55,556	$	1,680	3 %
Trust and Asset Management		47,485		43,597		3,888	9
Service Charges on Deposit Accounts		32,430		31,116		1,314	4
Bank-Owned Life Insurance		13,568		11,643		1,925	17
Annuity and Insurance		5,436		4,736		700	15
Mortgage Banking		4,109		4,255		(146)	(3)
Investment Securities Losses, Net		(7,507)		(11,455)		3,948	(34)
Other		19,772		37,161		(17,389)	(47)
Total Noninterest Income	$	172,529	$	176,609	$	(4,080)	(2)%

Bank-owned life insurance increased by $1.9 million or 17% in 2024 compared to the prior year primarily due to an increase in the yield on the underlying assets in 2024.

Investment securities losses, net, decreased by $3.9 million in 2024 compared to the prior year primarily due to $4.6 million net losses on sales of investment securities in 2023, partially offset by higher fees paid to counterparties for Visa Class B share conversion rate expense during 2024.

Other noninterest income decreased by $17.4 million or 47% in 2024 compared to the prior year primarily due to a $14.7 million gain on the extinguishments of repurchase agreements during 2023 coupled with a decrease in customer derivative fees earned during 2024 as compared to the prior year.

Noninterest Expense

Table 4 presents the major components of noninterest expense for 2024 and 2023.

Noninterest Expense					**Table 4**
		Year Ended December 31,		**Dollar**	**Percent**
(dollars in thousands)		**2024**	**2023**	**Change**	**Change**
Salaries and Benefits:					
Salaries	$	154,538	$ 154,497	$ 41	0%
Incentive Compensation		15,708	13,339	2,369	18
Retirement and Other Benefits		15,408	15,707	(299)	(2)
Medical, Dental, and Life Insurance		14,900	12,767	2,133	17
Share-Based Compensation		13,667	14,770	(1,103)	(7)
Payroll Taxes		13,232	14,677	(1,445)	(10)
Commission Expense		3,575	2,798	777	28
Separation Expense		1,536	5,524	(3,988)	(72)
Total Salaries and Benefits		232,564	234,079	(1,515)	(1)
Net Occupancy		42,084	39,924	2,160	5
Net Equipment		40,886	40,251	635	2
Data Processing		19,540	18,836	704	4
Professional Fees		19,319	17,459	1,860	11
FDIC Insurance		17,850	28,313	(10,463)	(37)
Other Expense:					
Advertising		7,842	8,171	(329)	(4)
Delivery and Postage Services		6,865	6,656	209	3
Merchant Transaction and Card Processing Fees		6,772	6,509	263	4
Mileage Program Travel		4,268	4,381	(113)	(3)
Broker's Charges		2,002	3,508	(1,506)	(43)
Other		30,116	29,431	685	2
Total Other Expense		57,865	58,656	(791)	(1)
Total Noninterest Expense	$	430,108	$ 437,518	$ (7,410)	(2)%

Total salaries and benefits decreased by $1.5 million or 1% in 2024 compared to the prior year primarily due to a decrease in separation expense coupled with a decrease in payroll taxes and share-based compensation, partially offset by an increase in incentive compensation expense and medical, dental, and life insurance expense.

Professional fees expense increased by $1.9 million or 11% in 2024 compared to the prior year primarily due to an increase in consulting fees and various outsourced support functions related to enhancing our risk management efforts.

FDIC insurance expense decreased by $10.5 million or 37% in 2024 compared to the prior year, primarily due to a decrease in the industry-wide FDIC special assessment. We recorded a charge of $1.9 million in 2024 compared to a $14.7 million charge in 2023 in connection with the special assessment. This special assessment was designed to recover the losses to the Deposit Insurance Fund arising from the protection of uninsured depositors following the closures of Silicon Valley Bank, Signature Bank and First Republic Bank. The collection of the special assessment started in the second quarter of 2024 and will be paid in eight quarterly installments.

Total other expense decreased by $0.8 million or 1% in 2024 compared to the prior year primarily due to lower broker's charges as a result of fewer customer swaps in 2024 as compared to 2023.

Income Taxes

Table 5 presents our provision for income taxes and effective tax rates for 2024 and 2023:

Provision for Income Taxes and Effective Tax Rates		**Table 5**
(dollars in thousands)	**Provision for Income Taxes**	**Effective Tax Rates**
2024	$ 47,857	24.19%
2023	$ 55,914	24.62%

The provision for income taxes was $47.9 million in 2024, a decrease of $8.1 million compared to the prior year. The effective tax rate for 2024 was 24.19%, a decrease from 24.62% for the prior year. The lower effective tax rate in 2024 compared to the prior year was primarily due to return to provision adjustments and discrete items partially offset by changes to uncertain tax positions.

Analysis of Business Segments

Our business segments are Consumer Banking, Commercial Banking, and Treasury and Other. Table 6 summarizes net income from our business segments for 2024 and 2023. Additional information about segment performance is presented in Note 13 in Item 8. "Notes to Consolidated Financial Statements."

Business Segment Net Income **Table 6**

(dollars in thousands)	Year Ended December 31,			
		2024		2023 [1]
Consumer Banking	$	129,502	$	127,433
Commercial Banking		119,423		123,813
Total		248,925		251,246
Treasury and Other		(98,931)		(80,044)
Consolidated Total	$	149,994	$	171,202

[1.] Certain prior period information has been reclassified to conform to current presentation.

Consumer Banking

Net income increased by $2.1 million or 2% in 2024 compared to the prior year, primarily due an increase in noninterest income, partially offset by an increase in the provision for credit losses. Noninterest income increased by $8.2 million or 6% in 2024 compared to the prior year, primarily due to higher trust and asset management fees, overdraft fees, shareholder servicing fees, annuity and insurance fees, and debit card fees. The provision for credit losses increased by $4.2 million or 54% in 2024 compared to the prior year, primarily due to higher net charge-offs in the installment, home equity, auto and residential loan portfolios.

Commercial Banking

Net income decreased by $4.4 million or 4% in 2024 compared to the prior year, primarily due to a decrease in net interest income and noninterest income, partially offset by a decrease in noninterest expense. Net interest income decreased by $3.0 million or 1% in 2024 compared to the prior year, primarily due to lower allocated interest income as a result of a decline in the average balance of commercial deposits, including noninterest bearing balances, partially offset by growth in the commercial and industrial and construction loan portfolios. Noninterest income decreased by $4.2 million or 13% in 2024 compared to the prior year, primarily due to a decrease in customer derivative fees, letter of credit fees, and certificate of deposit breakage fees. This decrease was partially offset by increases in account analysis fees, loan fees, and fees earned on money market sweep balances. Noninterest expense decreased by $3.1 million or 4% in 2024 compared to the prior year, primarily due to a decrease in allocated administrative and support unit expenses, salaries and benefits, and broker charges related to the customer derivative program. This decrease was partially offset by an increase in operational losses, merchant processing fees, allocated rent, and software licensing fees.

Treasury and Other

Net income decreased by $18.9 million or 24% in 2024 compared to the prior year, primarily due to lower net interest income and noninterest income, partially offset by lower noninterest expense. Net interest income decreased by $25.3 million or 24% in 2024 compared to the prior year as a result of higher interest-bearing deposit rates, partially offset by higher earning asset yields. Noninterest income decreased by $8.0 million or 47% in 2024 compared to the prior year, primarily due to a $14.7 million gain on the extinguishment of repurchase agreements reported above, which was partially offset by a $4.7 million net loss related to investment securities sales in the prior year. Noninterest expense decreased by $3.9 million or 20% in 2024 compared to the prior year, primarily due to a decrease in the industry-wide FDIC special assessment. The provision for income taxes in this business segment represents the residual amount to arrive at the total tax expense for the Company.

Analysis of Consolidated Statements of Condition

Investment Securities

Table 7 presents the maturity distribution at amortized cost, weighted-average yield to maturity, and fair value of our investment securities.

Maturities and Average Yield on Securities   Table 7

(dollars in millions)	1 Year or Less	Weighted Average Yield	After 1 Year-5 Years	Weighted Average Yield	After 5 Years-10 Years	Weighted Average Yield	Over 10 Years	Weighted Average Yield	Total	Weighted Average Yield	Fair Value
As of December 31, 2024											
Available-for-Sale [1]											
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 40.5	1.5%	$ 216.3	3.3%	$ 0.2	4.3%	$ —	0.0%	$ 257.0	3.0%	$ 249.1
Debt Securities Issued by States and Political Subdivisions	0.9	1.5	28.8	2.1	43.5	2.0	—	—	73.2	2.1	63.9
Debt Securities Issued by U.S. Government-Sponsored Enterprises	0.7	0.9	0.8	2.1	—	—	—	—	1.5	1.5	1.5
Debt Securities Issued by Corporations	1.3	2.6	562.3	4.5	140.0	2.1	—	—	703.6	4.0	671.6
Collateralized Mortgage Obligations [2]:											
Residential - U.S. Government-Sponsored Enterprises	3.4	2.4	349.2	4.5	697.7	2.5	—	—	1,050.3	3.2	935.2
Commercial - U.S. Government-Sponsored Enterprises	—	—	286.8	3.9	—	—	19.9	5.0	306.7	4.0	283.5
Total Collateralized Mortgage Obligations	3.4	2.4	636.0	4.2	697.7	2.5	19.9	5.0	1,357.0	3.4	1,218.7
Mortgage-Backed Securities [2]											
Residential - U.S. Government-Sponsored Enterprises	1.8	2.1	322.2	1.3	231.1	1.9	—	—	555.1	1.6	484.7
Total Mortgage-Backed Securities	1.8	2.1	322.2	1.3	231.1	1.9	—	—	555.1	1.6	484.7
Total Available-for-Sale	$ 48.6	1.6%	$ 1,766.4	3.6%	$ 1,112.5	2.3%	$ 19.9	5.0%	$ 2,947.4	3.1%	$ 2,689.5
Held-to-Maturity											
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 7.5	0.3%	$ 74.8	1.3%	$ 49.6	1.5%	$ —	0.0%	$ 131.9	1.3%	$ 116.9
Debt Securities Issued by Corporations	—	—	—	—	10.5	1.6	—	—	10.5	1.6	8.3
Collateralized Mortgage Obligations [2]:											
Residential - U.S. Government-Sponsored Enterprises	3.3	2.8	84.0	2.4	2,097.9	1.4	—	—	2,185.2	1.4	1,808.1
Commercial - U.S. Government-Sponsored Enterprises	2.3	2.6	281.2	1.4	132.8	1.5	—	—	416.3	1.5	324.2
Total Collateralized Mortgage Obligations	5.6	2.8	365.2	1.7	2,230.7	1.4	—	—	2,601.5	1.4	2,132.3
Mortgage-Backed Securities [2]											
Commercial - U.S. Government-Sponsored Enterprises	0.6	2.7	89.2	2.7	1,763.9	2.1	10.9	2.2	1,864.6	2.2	1,555.5
Residential - U.S. Government-Sponsored Enterprises	—	—	—	—	10.0	1.8	—	—	10.0	1.8	7.9
Total Mortgage-Backed Securities	0.6	2.7	89.2	2.7	1,773.9	2.1	10.9	2.2	1,874.6	2.2	1,563.4
Total Held-to-Maturity	$ 13.7	1.4%	$ 529.2	1.8%	$ 4,064.7	1.7%	$ 10.9	2.2%	$ 4,618.5	1.7%	$ 3,820.9
Total Investment Securities											
As of December 31, 2024	$ 62.3		$ 2,295.6		$ 5,177.2		$ 30.8		$ 7,565.9		$ 6,510.4
As of December 31, 2023	$ 14.5		$ 1,611.5		$ 5,651.1		$ 414.2		$ 7,691.3		$ 6,662.5

[1]   Weighted-average yields on investment securities available-for-sale are based on amortized cost.
[2]   Information for mortgage-backed securities, collateralized mortgage obligations, and small business administration securities reflect weighted average life, including anticipated future prepayments.

As of December 31, 2024, our investment securities portfolio was comprised of securities with an average remaining duration of approximately 4.83 years, which does not consider the impact of the interest rate swaps that hedge a portion of our available-for-sale portfolio.

We continually evaluate our investment securities portfolio in response to established asset/liability management objectives, changing market conditions that could affect profitability, and level of interest rate risk to which we are exposed. These evaluations may cause us to change the level of funds deployed into investment securities, change the composition of our investment securities portfolio, and change the proportion of investments made into the available-for-sale and held-to-maturity investment categories.

Mortgage-backed securities issued by Ginnie Mae, Fannie Mae, and Freddie Mac continue to be the largest concentrations in the portfolio. As of December 31, 2024, these mortgage-backed securities were all AAA-rated, with a low probability of a change in their credit ratings in the near future. As of December 31, 2024, our available-for-sale investment securities portfolio was comprised of securities with an average remaining duration of approximately 3.03 years, which does not consider the impact of the interest rate swaps that hedge a portion of our available-for-sale portfolio.

Gross unrealized gains in our investment securities portfolio were $1.3 million and $0.7 million as of December 31, 2024 and 2023, respectively. Gross unrealized losses in the investment securities portfolio were $1.1 billion and $1.0 billion as of

December 31, 2024 and 2023, respectively. The increase in gross unrealized losses were primarily due to an increase in rates year over year.

The gross unrealized loss positions were primarily related to mortgage-backed securities issued by U.S. government agencies and U.S. government-sponsored enterprises. These securities carry the explicit and/or implicit guarantee of the U.S. government and have a long history of zero credit loss. Total gross unrealized losses were primarily attributable to changes in interest rates, relative to when the investment securities were purchased, and not due to the credit quality of the investment securities. At December 31, 2024, we had the intent and ability to hold the investment securities that were in an unrealized loss position and it is not more likely than not that we will be required to sell the investment securities before recovery of their amortized cost basis, which may be at maturity. See Note 3 in Item 8. "Notes to Consolidated Financial Statements" for more information.

The Company's corporate bond holdings as of December 31, 2024, had a fair value of $680.0 million. Of this total, $1.2 million was fully guaranteed by the Export-Import Bank of the United States, an agency of the U.S. government, and $8.3 million was fully guaranteed by the U.S. government. Of the remaining $670.4 million of corporate bonds, all were credit-rated A- or better by at least one nationally recognized statistical rating organization.

Loans and Leases

Table 8 presents the composition of our loan and lease portfolio by major categories.

Loans and Leases					**Table 8**
	December 31,				
(dollars in thousands)	**2024**	**2023**	**2022**	**2021**	**2020**
Commercial					
Commercial Mortgage	$ 4,020,622	$ 3,749,016	$ 3,725,542	$ 3,152,130	$ 2,854,829
Commercial and Industrial	1,705,133	1,664,068	1,408,645	1,488,700	1,875,293
Construction	308,898	304,463	260,825	220,254	259,798
Lease Financing	90,756	59,939	69,491	105,108	110,766
Total Commercial	6,125,409	5,777,486	5,464,503	4,966,192	5,100,686
Consumer					
Residential Mortgage	4,628,283	4,684,171	4,653,072	4,309,602	4,130,513
Home Equity	2,165,514	2,264,827	2,225,950	1,836,588	1,604,538
Automobile	764,146	837,830	870,396	736,565	708,800
Other	392,628	400,712	432,499	410,129	395,483
Total Consumer	7,950,571	8,187,540	8,181,917	7,292,884	6,839,334
Total Loans and Leases	$ 14,075,980	$ 13,965,026	$ 13,646,420	$ 12,259,076	$ 11,940,020

Total loans and leases were $14.1 billion as of December 31, 2024. This represents a $111.0 million or 1% increase from the prior year, due to growth in the commercial loan and lease portfolio.

The commercial loan and lease portfolio is comprised of commercial and industrial loans, commercial mortgages, construction loans, and lease financing. Commercial and industrial loans are made primarily to corporations, middle market, and small businesses for the purpose of financing equipment acquisitions, expansion, working capital, and other general business purposes. Commercial mortgage and construction loans are offered to real estate investors, developers, and builders primarily domiciled in Hawaiʻi. Commercial mortgage loans are secured by first mortgages on commercial real estate at loan-to-value ratios generally not exceeding 75%. Commercial properties are well diversified among property types, including and primarily multi-family, industrial, retail and lodging. The primary source of repayment for investor property is cash flow from the property and for owner-occupied property is the operating cash flow from the business.

Table 8A presents an additional breakdown of the Company's commercial mortgage portfolio.

Commercial Mortgage Breakdown				Table 8A
		As of December 31, 2024		
(dollars in thousands)		Amount	Percent of total	% Owner Occupied
Multi-family	$	1,025,247	25%	0%
Industrial		724,645	18	42
Retail		704,780	18	3
Lodging		676,350	17	0
Office		371,474	9	20
Other[1]		518,126	13	26
Total Commercial Mortgage	$	4,020,622	100%	13%

[1] Amount includes unamortized loan origination fees.

Construction loans are made for the purchase or construction of a property for which repayment will be generated by the property. We classify loans as construction until the completion of the construction phase. Following construction, if a loan is retained, the loan is reclassified to the commercial mortgage category. Lease financing consists of sales-type leases used by commercial customers to finance capital purchases. Although our primary market is Hawai'i, the commercial portfolio contains loans to some borrowers based on the U.S. Mainland, including some Shared National Credits, which have a business connection to Hawai'i or are associated with a Hawai'i customer relationship.

Commercial loans and leases were $6.1 billion as of December 31, 2024, an increase of $347.9 million or 6% from the prior year primarily due to increased loan production within our commercial mortgage portfolio. Commercial mortgage loans increased by $271.6 million or 7% from the prior year due to increased demand for funding.

The consumer loan and lease portfolio is comprised of residential mortgage loans, home equity lines and loans, indirect auto loans, and other consumer loans including direct installment loans and indirect auto leases. These products are generally offered in the geographic markets we serve. Our residential mortgage loan portfolio is primarily comprised of fixed-rate loans concentrated in Hawai'i. We also offer a variety of home equity lines and loans, which are primarily secured by first lien mortgages on residential property of the borrower. Automobile lending activities include loans and leases secured by new or used automobiles. We originate automobile loans and leases on an indirect basis through selected dealerships. Direct installment loans are generally unsecured and are primarily used for personal expenses or for debt consolidation.

Consumer loans and leases were $8.0 billion as of December 31, 2024, a decrease of $237.0 million or 3% from the prior year primarily due to declines in our home equity and automobile portfolios. Home equity decreased by $99.3 million or 4% from the prior year as a result of paydowns and fewer new originations. Automobile loans decreased by $73.7 million or 9% from the prior year as a result of slower sales, increased competition and slowdown in production.

See Note 4 in Item 8. "Notes to Consolidated Financial Statements" and the "Corporate Risk Profile – Credit Risk" section of Item 7. MD&A for more information on our loan and lease portfolio.

Table 9 presents the geographic distribution of our loan and lease portfolio.

Geographic Distribution of Loan and Lease Portfolio **Table 9**

	December 31, 2024				
(dollars in thousands)	Hawai‘i	U.S. Mainland [1]	Guam	Other Pacific Islands	Total
Commercial					
Commercial Mortgage	$ 3,534,658	$ 297,758	$ 187,777	$ 429	$ 4,020,622
Commercial and Industrial	1,493,386	139,968	62,824	8,955	1,705,133
Construction	308,898	—	—	—	308,898
Lease Financing	90,260	—	496	—	90,756
Total Commercial	5,427,202	437,726	251,097	9,384	6,125,409
Consumer					
Residential Mortgage	4,553,553	5,469	68,932	329	4,628,283
Home Equity	2,119,548	41	45,925	—	2,165,514
Automobile	601,359	—	125,331	37,456	764,146
Other	336,718	—	47,279	8,631	392,628
Total Consumer	7,611,178	5,510	287,467	46,416	7,950,571
Total Loans and Leases	$ 13,038,380	$ 443,236	$ 538,564	$ 55,800	$ 14,075,980
Percentage of Total Loans and Leases	93%	3%	4%	0%	100%

[1] For secured loans and leases, classification as U.S. Mainland is made based on where the collateral is located. For unsecured loans and leases, classification as U.S. Mainland is made based on the location where the majority of the borrower’s business operations are conducted.

Our commercial and consumer lending activities are concentrated primarily in Hawai‘i and the West Pacific. Our commercial loan and lease portfolio to borrowers based on the U.S. Mainland includes participation in Shared National Credits.

Table 10 presents a maturity distribution for selected loan categories.

Maturities for Selected Loan Categories [1] **Table 10**

	December 31, 2024							
(dollars in thousands)	Due in One Year or Less	Due After One to Five Years	Due After Five to Ten Years	Due After Ten to Fifteen Years	Due After Fifteen Years	Total	Variable Rate Loans	Fixed Rate Loans
Commercial								
Commercial Mortgage	$ 626,202	$ 1,320,590	$ 1,880,703	$ 153,431	$ 39,696	$ 4,020,622	$ 2,544,058	$ 1,476,564
Commercial and Industrial	509,608	399,200	422,764	168,592	204,969	1,705,133	1,269,532	435,601
Construction	17,610	114,627	35,624	—	141,037	308,898	242,316	66,582
Lease Financing	2,232	49,425	14,702	—	24,397	90,756	—	90,756
Total Commercial	1,155,652	1,883,842	2,353,793	322,023	410,099	6,125,409	4,055,906	2,069,503
Consumer								
Residential Mortgage	324	29,364	84,066	268,615	4,245,914	4,628,283	679,533	3,948,750
Home Equity	2,692	5,628	64,844	377,130	1,715,220	2,165,514	1,084,730	1,080,784
Automobile	11,872	549,200	203,074	—	—	764,146	—	764,146
Other	48,289	246,412	97,927	—	—	392,628	30,832	361,796
Total Consumer	63,177	830,604	449,911	645,745	5,961,134	7,950,571	1,795,095	6,155,476
Total Loans and Leases	$ 1,218,829	$ 2,714,446	$ 2,803,704	$ 967,768	$ 6,371,233	$ 14,075,980	$ 5,851,001	$ 8,224,979

[1.] Based on contractual maturities.

Goodwill

Goodwill was $31.5 million as of December 31, 2024, and 2023. As of December 31, 2024, based on our qualitative assessment, there were no reporting units where we concluded that the fair value of a reporting unit was less than its carrying amount, including goodwill. See Note 2 in Item 8. “Notes to Consolidated Financial Statements” for more information on our goodwill impairment policy.

Other Assets

Other assets were $737.0 million as of December 31, 2024, an increase of $95.4 million or 15% from the prior year. The increase resulted from various items. Derivative financial instruments increased by $66.4 million due to an increase in the fair value of our interest rate swaps and the strategic repositioning of our fair value hedge portfolio. Low-income housing and other equity investments increased by $24.3 million due to increased funding of existing projects. Deferred tax assets and tax receivable decreased by $11.2 million or 6.1% due to temporary differences between financial reporting and income tax basis of unrealized losses on investment securities and a decrease in federal income tax receivable. See Note 7 in Item 8. “Notes to Consolidated Financial Statements” for more information on the composition of our other assets.

Deposits

Table 11 presents the components of our deposits by major customer categories as of December 31, 2024, and 2023.

Deposits				**Table 11**
		December 31,		
(dollars in thousands)		**2024**		**2023**
Consumer	$	10,397,777	$	10,319,809
Commercial		8,299,590		8,601,224
Public and Other		1,935,670		2,134,012
Total Deposits	$	20,633,037	$	21,055,045

Total deposits were $20.6 billion as of December 31, 2024, a $422.0 million or 2% decrease from the prior year. This decrease was primarily due to a decrease in commercial and public and other deposits. Commercial deposits decreased by $301.6 million or 4%, due to decreases of $258.2 million in core deposits, defined as all deposits exclusive of time deposits and a decrease of $43.4 million in time deposits. Public and other deposits decreased by $198.3 million or 9%, due to a decrease of $114.4 million in time deposits and $83.9 million in core deposits. Consumer deposits remained relatively unchanged from the prior year.

Table 12 presents the components of our savings deposits as of December 31, 2024, and 2023.

Savings Deposits				**Table 12**
		December 31,		
(dollars in thousands)		**2024**		**2023**
Money Market	$	3,430,047	$	3,258,631
Regular Savings		4,934,869		4,930,841
Total Savings Deposits	$	8,364,916	$	8,189,472

Table 13 presents the maturity distribution of the estimated uninsured time deposits as of December 31, 2024, and 2023.

Maturity Distribution of Estimated Uninsured Time Deposits		**Table 13**
		December 31,
(dollars in thousands)		**2024**
Remaining maturity:		
Three months or less	$	635,812
After three through six months		365,354
After six through twelve months		524,286
After twelve months		102,795
Total	$	1,628,247

Uninsured amounts are estimated based on the portion of account balances in excess of FDIC insurance limits.

Estimated uninsured deposits are calculated pursuant to regulatory guidance and reported in our Call Report and include deposits collateralized by government-backed securities and intercompany deposits of wholly-owned subsidiaries. The table below presents a reconciliation of our estimated uninsured deposits reported in our Call Report to our adjusted uninsured deposits. We believe the adjusted uninsured deposits reconciliation provides useful information about our deposits at risk.

Uninsured Deposits Reconciliation				**Table 13a**
		December 31,		
(dollars in thousands)		**2024**		**2023**
Estimated Uninsured Deposits, as Reported in our Call Report	$	10,744,116	$	11,012,425
Less:				
Deposits Collateralized by Government-Backed Securities		(1,865,286)		(2,038,011)
Intercompany Deposits of Wholly-Owned Subsidiaries		(123,069)		(69,399)
Other		(108,015)		(34,340)
Adjusted Uninsured Deposits	$	8,647,746	$	8,870,675

Securities Sold Under Agreements to Repurchase

Table 14 presents the composition of our securities sold under agreements to repurchase.

Securities Sold Under Agreements to Repurchase		Table 14
	December 31,	
(dollars in thousands)	2024	2023
Private Institutions	$ 100,000	$ 150,000
Government Entities	—	490
Total Securities Sold Under Agreements to Repurchase	$ 100,000	$ 150,490

As of December 31, 2024, securities sold under agreements to repurchase decreased by $50.5 million, or 34%, compared to the previous year. In May 2024, a private institution exercised its right to call on a repurchase agreement with a balance of $50.0 million, resulting in its termination. In November 2024, a repurchase agreement with a government entity with a balance of $0.5 million matured.

Some of our repurchase agreements with private institutions may be terminated at earlier specified dates by either the private institution or the Company. If all such agreements were to terminate at the earliest possible date, the weighted-average maturity of our repurchase agreements with private institutions would be 0.1 years. Each of our repurchase agreements is accounted for as a collateralized financing arrangement (i.e., secured borrowing) and not as a sale and subsequent repurchase of securities. See Note 9 in Item 8. "Notes to Consolidated Statements" for more information.

Other Debt

Other debt was $558.3 million as of December 31, 2024, a decrease of $1.9 million from the prior year. In 2023, we added a net $550.0 million of FHLB advances with a weighted-average interest rate of 4.13% and maturity dates ranging from 2026 to 2028. As of December 31, 2024, our available capacity under our line of credit with the FHLB was $1.7 billion. The FHLB borrowing capacity is secured by residential real estate loan collateral.

Pension and Postretirement Plan Obligations

Retirement benefits payable were $23.8 million as of December 31, 2024, an increase of $0.1 million from the prior year. Our pension and postretirement benefit obligations and net periodic benefit cost are actuarially determined based on a number of key assumptions, including the discount rate, the expected return on plan assets, and the health-care cost trend rate. The accounting for pension and postretirement benefit plans reflect the long-term nature of the obligations and the investment horizon of the plan assets.

The discount rate is used to determine the present value of future benefit obligations and the net periodic benefit cost. The discount rate used to value the present value of future benefit obligations as of each year-end is the rate used to estimate the net periodic benefit cost for the following year. Table 15 presents a sensitivity analysis of a 25 basis point change in discount rates to the pension and postretirement benefit plan's net periodic benefit cost and benefit obligations:

Discount Rate Sensitivity Analysis						Table 15
			Impact of			
	Base Discount Rate		Discount Rate 25 Basis Point Increase		Discount Rate 25 Basis Point Decrease	
(dollars in thousands)	Pension Benefits	Postretirement Benefits	Pension Benefits	Postretirement Benefits	Pension Benefits	Postretirement Benefits
2024 Net Periodic Benefit Cost	5.44%	5.51%	$ 18	$ (52)	$ (23)	$ 52
Benefit Plan Obligations as of December 31, 2024	5.67%	5.74%	(1,412)	(569)	1,440	583
Estimated 2025 Net Periodic Benefit Cost	5.67%	5.74%	16	(49)	(20)	49

See Note 14 in Item 8. "Notes to the Consolidated Financial Statements" for more information on our pension and postretirement benefit plans.

Contractual Obligations

The Company has various contractual obligations that affect its cash flows and liquidity. Our non-cancelable operating leases and finance lease obligations are primarily related to branch premises, equipment, and a portion of the Company's headquarters' building with lease terms extending through 2052. Purchase obligations arise from agreements to purchase goods or services that are enforceable and legally binding. Other contracts included in purchase obligations primarily consist of service agreements for various systems and applications supporting bank operations. Pension and postretirement benefit contributions represent the minimum expected contribution to the unfunded non-qualified pension plan and postretirement benefit plan. Actual contributions may differ from these estimates. Additional information regarding material contractual obligations is presented in Notes 9, 14, 18, 20 and 23 in Item 8. "Notes to Consolidated Financial Statements."

Foreign Activities

Cross-border outstandings are defined as loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments, and any other monetary assets which are denominated in dollars or other non-local currency. As of December 31, 2024 and 2023, we did not have cross-border outstandings to any foreign country which exceeded 0.75% of our total assets.

Corporate Risk Profile

Managing risk is an essential part of successfully operating our business. Management believes that the most prominent risk exposures for the Company are credit risk, market risk, liquidity risk management, capital management, and operational risk.

Credit Risk

Credit risk is the risk that borrowers or counterparties will be unable or unwilling to repay their obligations in accordance with the underlying contractual terms. We manage and control credit risk in the loan and lease portfolio by adhering to well-defined underwriting criteria and account administration standards established by management. Written credit policies document underwriting standards, approval levels, exposure limits, and other guidelines deemed necessary and prudent. Portfolio exposures at the obligor, industry, product, and/or geographic location levels are actively monitored to manage concentration risk. Furthermore, credit risk management includes an independent credit review process that assesses compliance with commercial and consumer credit policies, risk ratings, and other critical credit information. In addition to utilizing risk management practices that are based upon established and sound lending practices, we adhere to Regulatory Safety and Soundness credit standards. This includes understanding and evaluating our customers' borrowing needs and capacity to repay, in conjunction with specific risks in their line of business, economic factors, character and history.

Commercial and industrial loans are made primarily for the purpose of financing equipment acquisition, expansion, working capital, and other general business purposes. Lease financing primarily consists of sales-type leases to finance capital purchases ranging from computer equipment to equipment and vehicles. The credit decisions for these transactions are based upon an assessment of the overall financial capacity of the applicant. A determination is made as to the applicant's ability to repay in accordance with the proposed terms as well as an overall assessment of the risks involved. In addition to an evaluation of the applicant's financial condition, a determination is made of the probable adequacy of the primary and secondary sources of repayment, such as additional collateral or personal guarantees, to be relied upon in the transaction. Credit agency reports of the applicant's credit history supplement the analysis of the applicant's and/or guarantor's creditworthiness.

Commercial mortgages and construction loans are offered to real estate investors, developers, builders, and owner-occupants primarily domiciled in Hawai'i. These loans are secured by first mortgages on real estate at loan-to-value ("LTV") ratios deemed appropriate based on the property type, location, overall quality, and sponsorship. Generally, these LTV ratios do not exceed 75% based on regulatory-compliant appraisals that we obtain for the underlying properties. Commercial properties are well diversified among property types, including and primarily multi-family, industrial, retail and lodging. Commercial mortgage and construction loans are substantially secured by properties located in Hawai'i.

Commercial mortgage loans are underwritten based on the economic fundamentals of the property and the creditworthiness of the borrower. In evaluating a proposed commercial mortgage loan, we primarily emphasize the ratio of the property's projected net cash flows to the loan's debt servicing requirement. The debt service coverage ratio normally is not less than 125% and it is computed after deducting for a vacancy factor and property expenses as appropriate. In addition, a personal guarantee of the loan or a portion thereof is sometimes required from the principal(s) of the borrower. We typically require title insurance insuring the priority of our lien, fire, and extended coverage casualty insurance, and flood insurance, if appropriate, in order to protect our security interest in the underlying property. In addition, business interruption insurance or other insurance may be required. Owner-occupant commercial mortgage loans are underwritten based upon the cash flow of the business provided that the real estate asset is utilized in the operation of the business. Real estate is evaluated independently as a secondary source of repayment.

Construction loans are underwritten against projected cash flows derived from rental income, business income from an owner-occupant, or the sale of the property to an end-user. We may mitigate the risks associated with these types of loans by requiring fixed-price construction contracts, performance and payment bonding, controlled disbursements, and pre-sale contracts or pre-lease agreements.

We offer a variety of first lien and second lien mortgage loans to consumers within our markets with first lien residential mortgages comprising our largest loan category. Residential mortgage loans are secured by a primary residence, or a secondary residence or investor property and are underwritten to assess the credit risks and financial capacity and repayment ability of the applicant. Decisions are primarily based on LTV ratios, debt-to-income ("DTI") ratios or debt-service coverage ratios ("DSCR"), liquidity, and credit scores. LTV ratios generally do not exceed 80%, although higher levels are permitted with mortgage insurance. We offer variable rate mortgage loans with interest rates that are subject to change every six months after the third, fifth, seventh, or tenth year, depending on the product and are based on the Secured Overnight Financing Rate ("SOFR"). Variable rate mortgage loans are underwritten at fully-indexed interest rates. We do not offer payment-option facilities, sub-prime or Alt-A loans, or any product with negative amortization. We selectively offer interest-only mortgage loans to private banking clients.

Home equity lines and loans are secured primarily by a first lien mortgage, or a second lien mortgage on a primary residence, secondary residence, or investor property. The underwriting terms for the home equity product generally permits borrowing availability, in the aggregate, up to 80% of the value of the collateral property for primary residence and up to 75% of the value of the collateral property for secondary residence or investor at the time of origination. We offer fixed and variable rate home equity loans, with variable rate loans underwritten at fully-indexed interest rates. Our procedures for underwriting home equity loans include an assessment of an applicant's overall financial capacity and repayment ability. Decisions are primarily based on LTV ratios, DTI ratios or DSCR, liquidity and credit scores. Maximum line and loan amounts and LTVs are determined by collateral value and customer segment.

Automobile lending activities include loans and leases secured by new or used automobiles, and leases secured by new automobiles. We originate automobile loans on an indirect basis through selected dealerships in Hawai'i, Guam and Saipan, and we originate automobile leases on an indirect basis through selected dealerships in Hawai'i. Our procedures for underwriting automobile loans and leases include an assessment of an applicant's overall financial capacity and repayment ability. Although an applicant's creditworthiness is the primary consideration, the underwriting process also includes a comparison of the value of the automobile collateral to the proposed loan amount. We require borrowers to maintain full coverage automobile insurance on automobile loans and leases, with the Bank listed as either the loss payee or additional insured.

Non-Performing Assets and Accruing Loans and Leases Past Due 90 Days or More

Table 16 presents a five-year history of non-performing assets and accruing loans and leases past due 90 days or more.

Non-Performing Assets and Accruing Loans and Leases Past Due 90 Days or More										**Table 16**
				December 31,						
(dollars in thousands)		**2024**		**2023**		**2022**		**2021**		**2020**
Non-Performing Assets										
Non-Accrual Loans and Leases										
Commercial										
Commercial and Industrial	$	4,627	$	39	$	37	$	243	$	441
Commercial Mortgage		2,450		2,884		3,309		8,205		8,527
Total Commercial		7,077		2,923		3,346		8,448		8,968
Consumer										
Residential Mortgage		5,052		2,935		4,239		3,305		3,223
Home Equity		4,514		3,791		4,022		4,881		3,958
Total Consumer		9,566		6,726		8,261		8,186		7,181
Total Non-Accrual Loans and Leases		16,643		9,649		11,607		16,634		16,149
Foreclosed Real Estate		2,657		2,098		1,040		2,332		2,332
Total Non-Performing Assets	$	19,300	$	11,747	$	12,647	$	18,966	$	18,481
Accruing Loans and Leases Past Due 90 Days or More										
Consumer										
Residential Mortgage		3,984		3,814		2,429		3,159		5,274
Home Equity		2,845		1,734		1,673		3,456		3,187
Automobile		776		399		589		729		925
Other		677		648		683		426		1,160
Total Consumer		8,282		6,595		5,374		7,770		10,546
Total Accruing Loans and Leases Past Due 90 Days or More	$	8,282	$	6,595	$	5,374	$	7,770	$	10,546
Restructured Loans on Accrual Status and Not Past Due 90 Days or More	$	36,568	$	28,651	$	43,658	$	60,519	$	68,065
Total Loans and Leases	$ 14,075,980		$ 13,965,026		$ 13,646,420		$ 12,259,076		$ 11,940,020	
Ratio of Non-Accrual Loans and Leases to Total Loans and Leases		0.12%		0.07%		0.09%		0.14%		0.14%
Ratio of Non-Performing Assets to Total Loans and Leases and Foreclosed Real Estate		0.14%		0.08%		0.09%		0.15%		0.15%
Ratio of Non-Performing Assets to Total Assets		0.08%		0.05%		0.05%		0.08%		0.09%
Ratio of Commercial Non-Performing Assets to Total Commercial Loans and Leases and Commercial Foreclosed Real Estate		0.12%		0.05%		0.06%		0.17%		0.18%
Ratio of Consumer Non-Performing Assets to Total Consumer Loans and Leases and Consumer Foreclosed Real Estate		0.15%		0.11%		0.11%		0.14%		0.14%
Ratio of Non-Performing Assets and Accruing Loans and Leases Past Due 90 Days or More to Total Loans and Leases and Foreclosed Real Estate		0.20%		0.13%		0.13%		0.22%		0.24%

Table 17 presents the activity in Non-Performing Assets ("NPAs") for 2024:

(dollars in thousands)		**Table 17**
Balance at Beginning of Year	$	11,747
Additions		14,664
Reductions		
Payments		(3,207)
Return to Accrual Status		(2,192)
Charge-offs/Write-downs		(1,712)
Total Reductions		(7,111)
Balance at End of Year	$	19,300

NPAs consist of non-accrual loans and leases and foreclosed real estate. Changes in the level of non-accrual loans and leases typically are caused by loans and leases that reach a specified past due status, offset by reductions for loans and leases that are charged-off, paid down, sold, transferred to foreclosed real estate, or are no longer classified as non-accrual because they have returned to accrual status.

Commercial and Industrial non-accrual loans increased by $4.6 million from the prior year, primarily due to the addition of three loans during 2024. The three loans added during 2024 were attributed to one primary borrower.

Residential mortgage non-accrual loans increased by $2.1 million or 72% from the prior year. As of December 31, 2024, our residential mortgage non-accrual loans were comprised of 19 loans with a weighted average current loan-to-value of 77%.

Foreclosed real estate represents property acquired as the result of borrower defaults on loans. Foreclosed real estate is recorded at fair value, less estimated selling costs, at the time of foreclosure. On an ongoing basis, properties are appraised as required by market conditions and applicable regulations. Foreclosed real estate was $2.7 million as of December 31, 2024.

If interest due on the balances of all non-accrual loans as of December 31, 2024 had been accrued under the original terms, approximately $1.2 million in total interest income would have been recognized in 2024.

Loans and Leases Past Due 90 Days or More and Still Accruing Interest

Loans and leases past due 90 days or more and still accruing interest were $8.3 million as of December 31, 2024, a $1.7 million or 26% increase from the prior year. The increase was primarily in our home equity portfolio. This category includes loans and leases that are well-secured and in the process of collection, as well as loans and leases that have not reached the specified past due status to be placed on non-accrual.

Reserve for Credit Losses

The reserve for credit losses consists of the Allowance and the Unfunded Reserve. Table 18 presents the activity in the Company's reserve for credit losses for the years ended December 31:

Reserve for Credit Losses										Table 18
(dollars in thousands)		2024		2023		2022		2021		2020
Balance at Beginning of Period	$	152,429	$	151,247	$	164,297	$	221,303	$	116,849
CECL Adoption (Day 1) Impact		—		—		—		—		(5,072)
Loans and Leases Charged-Off										
Commercial										
Commercial and Industrial		(2,609)		(987)		(925)		(1,117)		(1,697)
Consumer										
Residential Mortgage		(385)		(6)		(80)		(316)		(204)
Home Equity		(701)		(82)		(100)		(417)		(397)
Automobile		(5,342)		(5,247)		(4,652)		(4,939)		(6,496)
Other		(10,099)		(8,645)		(7,585)		(10,530)		(12,244)
Total Loans and Leases Charged-Off		(19,136)		(14,967)		(13,342)		(17,319)		(21,038)
Recoveries on Loans and Leases Previously Charged-Off										
Commercial										
Commercial and Industrial		832		350		552		506		2,288
Commercial Mortgage		—		—		—		—		40
Consumer										
Residential Mortgage		303		489		1,193		2,467		1,292
Home Equity		792		1,073		1,500		1,666		2,892
Automobile		2,168		2,782		2,276		3,510		3,775
Other		2,111		2,455		2,702		3,205		3,613
Total Recoveries on Loans and Leases Previously Charged-Off		6,206		7,149		8,223		11,354		13,900
Net Charged-Off - Loans and Leases		(12,930)		(7,818)		(5,119)		(5,965)		(7,138)
Net Charged-Off - Accrued Interest Receivable		—		—		(131)		(541)		—
Provision for Credit Losses [1]										
Loans and Leases		15,055		9,782		(8,263)		(52,466)		115,100
Accrued Interest Receivable [2]		—		—		(283)		(1,745)		2,700
Unfunded Commitments [3]		(3,905)		(782)		746		3,711		(1,136)
Total Provision for Credit Losses		11,150		9,000		(7,800)		(50,500)		116,664
Balance at End of Period	$	150,649	$	152,429	$	151,247	$	164,297	$	221,303
Components										
Allowance for Credit Losses - Loans and Leases	$	148,528	$	146,403	$	144,439	$	157,821	$	216,252
Allowance for Credit Losses - Accrued Interest Receivable [2]		—		—		—		414		2,700
Reserve for Unfunded Commitments [3]		2,121		6,026		6,808		6,062		2,351
Total Reserve for Credit Losses	$	150,649	$	152,429	$	151,247	$	164,297	$	221,303
Average Loans and Leases Outstanding	$	13,868,916	$ 13,851,551		$ 12,896,510		$ 12,023,669		$ 11,592,093	
Ratio of Net Loans and Leases Charged-Off to Average Loans and Leases Outstanding		0.09%		0.06%		0.04%		0.05%		0.06%
Ratio of Allowance for Credit Losses to Loans and Leases Outstanding [4]		1.06%		1.05%		1.06%		1.29%		1.81%

[1.] Certain prior period information has been reclassified to conform to current presentations.
[2.] On December 31, 2020, the Company established a reserve on accrued interest receivable related to loans in which interest payment forbearances were granted. The reserve was recorded as a contra-asset against accrued interest receivable with the offset to provision for credit losses. In 2022, the reserve on accrued interest receivable was fully released.
[3.] The reserve for unfunded commitments is separately recorded in other liabilities in the consolidated statements of condition. For the years ended December 31, 2021 through 2024, the offsetting provision was recorded in provision for credit losses in the consolidated statements of income. In previous reporting periods, the offsetting provision was recorded in other noninterest expense.
[4.] The numerator comprises the Allowance for Credit Losses - Loans and Leases.

Allowance for Credit Losses

Table 19 and 20 presents the allocation of the Allowance by loan and lease category.

Allocation of Allowance for Credit Losses   **Table 19**

		December 31,							
(dollars in thousands)		**2024**		**2023**		**2022**		**2021**	**2020**
Commercial									
Commercial Mortgage	$	43,745	$	32,646	$	32,588	$	29,997	$ 31,723
Commercial and Industrial		32,840		34,036		24,283		27,650	43,092
Construction		5,315		5,090		4,223		4,311	5,417
Lease Financing		2,000		2,302		2,806		2,992	4,615
Total Commercial		83,900		74,074		63,900		64,950	84,847
Consumer									
Residential Mortgage		15,685		19,452		17,079		20,721	32,643
Home Equity		12,130		14,317		16,654		18,924	37,987
Automobile		17,116		18,799		21,566		25,018	28,822
Other		19,697		19,761		25,240		28,208	31,953
Total Consumer		64,628		72,329		80,539		92,871	131,405
Total Allocation of Allowance for Credit Losses	$	148,528	$	146,403	$	144,439	$	157,821	$ 216,252

Allocation of Allowance as Percent of Loan or Lease Category   **Table 20**

		December 31,								
	2024		**2023**		**2022**		**2021**		**2020**	
	Alloc. Allow. as % of Loan or Lease Category	Loan Category as % of Total Loans and Leases	Alloc. Allow. as % of Loan or Lease Category	Loan Category as % of Total Loans and Leases	Alloc. Allow. as % of Loan or Lease Category	Loan Category as % of Total Loans and Leases	Alloc. Allow. as % of Loan or Lease Category	Loan Category as % of Total Loans and Leases	Alloc. Allow. as % of Loan or Lease Category	Loan Category as % of Total Loans and Leases
Commercial										
Commercial Mortgage	1.09 %	28.56 %	0.87 %	26.85 %	0.87 %	27.30 %	0.95 %	25.71 %	1.11 %	23.91 %
Commercial and Industrial	1.93	12.11	2.05	11.91	1.72	10.32	1.86	12.14	2.30	15.70
Construction	1.72	2.19	1.67	2.18	1.62	1.91	1.96	1.80	2.09	2.18
Lease Financing	2.20	0.64	3.84	0.43	4.04	0.51	2.85	0.86	4.17	0.93
Total Commercial	1.37	43.52	1.28	41.37	1.17	40.04	1.31	40.51	1.66	42.72
Consumer										
Residential Mortgage	0.34	32.88	0.42	33.55	0.37	34.10	0.48	35.15	0.79	34.59
Home Equity	0.56	15.38	0.63	16.22	0.75	16.31	1.03	14.98	2.37	13.44
Automobile	2.24	5.43	2.24	6.00	2.48	6.38	3.40	6.01	4.07	5.94
Other	5.02	2.79	4.93	2.86	5.84	3.17	6.88	3.35	8.08	3.31
Total Consumer	0.81	56.48	0.88	58.63	0.98	59.96	1.27	59.49	1.92	57.28
Total	1.06 %	100.00 %	1.05 %	100.00 %	1.06 %	100.00 %	1.29 %	100.00 %	1.81 %	100.00 %

Allowance for Credit Losses – Loans and Leases

As of December 31, 2024, the Allowance was $148.5 million or 1.06% of total loans and leases outstanding compared with an Allowance of $146.4 million or 1.05% of total loans and leases outstanding as of December 31, 2023. The Allowance reflects management's best estimate of losses over the life of loans and leases in our portfolio in accordance with the CECL approach. The Ratio of Allowance for Credit Losses to Loans and Leases Outstanding was stable compared with the prior year.

Net charge-offs of loans and leases were $12.9 million or 0.09% of total average loans and leases in 2024 compared to $7.8 million or 0.06% of total average loans and leases in the prior year. Net charge-offs in our consumer portfolios were $11.2 million in 2024 compared to $7.2 million in the prior year. This increase was primarily reflected in our other and automobile portfolios. Net charge-offs in our commercial portfolios were $1.8 million in 2024 compared to $0.6 million in the prior year. This increase was reflected in our commercial and industrial portfolio.

The allocation of the Allowance to our commercial portfolio segment increased by $9.8 million or 13% from the prior year. This increase was primarily due to a $11.1 million increase in the Allowance allocated to the commercial mortgage portfolio. The increase is primarily due to the impact of an increase in criticized balances and qualitative adjustments made to this portfolio.

The allocation of the Allowance to our consumer portfolio segment decreased by $7.7 million or 11% from the prior year. This reduction was primarily due to a $3.8 million decrease in the Allowance allocated to the residential mortgage portfolio and a $2.2 million decrease in the Allowance allocated to the home equity portfolio. The reductions were primarily due to lower loss forecasts, due to lower production and improved unemployment rate forecast for the State of Hawai'i.

See Note 4 in Item 8. "Notes to Consolidated Financial Statements" for more information on the Allowance and credit quality indicators.

Reserve for Unfunded Commitments

The Unfunded Reserve was $2.1 million as of December 31, 2024, and $6.0 million as of December 31, 2023, a decrease of $3.9 million, which was primarily due to the impact of slightly lower historical loss rates and lower unfunded commitments.

Provision for Credit Losses

The provision for credit losses was $11.2 million for the year ended December 31, 2024 compared to $9.0 million in the prior year. The increase in the provision was due to a higher provision for the Allowance for loans and leases, partially offset by a lower provision for the Unfunded Reserve.

Other Credit Risks

In the normal course of business, we serve the needs of state and political subdivisions in multiple capacities, including traditional banking products such as deposit services, and by investing in municipal debt securities. The carrying value of our municipal debt securities was $63.9 million as of December 31, 2024, and $63.8 million as of December 31, 2023. We also maintained investments in corporate bonds with a carrying value of $682.2 million as of December 31, 2024, and $669.2 million as of December 31, 2023. We are exposed to credit risk in these investments should the issuer of a security be unable to meet its financial obligations. This may result in the issuer failing to make scheduled interest payments and/or being unable to repay the principal upon maturity.

Our use of derivative financial instruments exposes the Company to counterparty credit risk. See Note 17 in Item 8. "Notes to Consolidated Financial Statements" for more information.

Market Risk

Market risk is the potential of loss arising from adverse changes in interest rates and prices. We are exposed to market risk as a consequence of the normal course of conducting our business activities. Our market risk management process involves measuring, monitoring, and mitigating risks that can significantly impact our consolidated statements of income and condition. In this management process, we balance market risks with expected returns to enhance earnings performance while managing volatility to an acceptable level.

Our primary market risk exposure is interest rate risk.

Interest Rate Risk

The objective of our interest rate risk management process is to optimize net interest income while operating within acceptable limits. This involves balancing expected returns with potential earnings and price volatility due to changes in interest rates over short-term, medium-term, and long-term time horizons, while maintaining adequate levels of funding and liquidity. The potential cash flows, sales, or replacement value of many of our assets and liabilities, especially those that earn or pay interest, are sensitive to changes in interest rates. This interest rate risk arises primarily from our core business activities of extending loans and accepting deposits. Our investment securities portfolio is also subject to significant interest rate risk.

We utilize two management guidelines to measure our interest rate risk exposure: 1) net interest income ("NII") sensitivity, and 2) economic value of equity ("EVE") sensitivity. NII and EVE sensitivities measure the estimated percentage change in forward looking net-interest income and economic value, respectively, under instantaneous parallel shocks of the yield curve ranging from -400 basis points to +400 basis points. We measure NII sensitivity over two successive 12-month periods to evaluate interest rate risk over short-term and medium-term time horizons. EVE sensitivity, which captures the present value of all on and off balance sheet positions, measures interest rate risk over a long-term time horizon. The results are measured relative to established limits and early warning indicators that ensure that fluctuation in income and valuation in both up and down rate shocks remain within levels approved by the Asset and Liability Management Committee ("ALCO") and the Board of Directors. While we recognize that instantaneous parallel shocks of the entire yield curve are unrealistic, we believe that the application of immediate shocks provides us with a sufficient range of potential outcomes to frame our risk exposures. We pay particular attention to the +/-200 basis point shock sensitivities, as we believe they represent a more realistic range of rate movements that could occur in the near to medium term. For the year ended December 31, 2024, we remained within applicable guidelines for such scenarios.

The ALCO, which is comprised of members of executive management, utilizes several techniques to manage interest rate risk, which include:

- adjusting the balance sheet mix or altering the interest rate characteristics of assets and liabilities;

- changing product pricing strategies;

- modifying characteristics, including mix and duration, of the investment securities portfolio; and

- using derivative financial instruments.

Changes in interest rates may have a material impact on earnings and valuation due to balance sheet cash flow, maturity structure and repricing frequency. The investment portfolio and loan portfolios have significant repricing volumes and cash flows from maturities and paydowns, providing opportunities to redeploy funds in order to respond to changes in the rate environment. These assets are primarily funded by deposit balances, which generally have an indeterminate life. Historically, our deposit base has consisted primarily of core consumer and commercial deposit relationships. While we strive to position our balance sheet to organically reduce volatility in earnings and valuation, primarily through our funding and investment portfolio positioning, as well as product pricing strategies, we have also established a hedging program designed to allow us to adjust the duration of our earning assets synthetically. As of December 31, 2024, our hedging program consisted primarily of pay-fixed interest rate swaps. As interest rates change, we may use different instruments to manage interest rate risk, including caps, floors, swaptions and other commonly utilized derivative instruments. See Note 17 in Item 8. "Notes to Consolidated Financial Statements."

A key element in our ongoing process to measure and monitor interest rate risk is the utilization of an asset/liability simulation model. This model attempts to capture the dynamic nature of assets and liabilities in various interest rate environments. It estimates and measures our balance sheet sensitivity to changes in interest rates. Given the structure of our balance sheet, model results are particularly sensitive to changes in prepayment rates on mortgage-related assets and the repricing behavior of interest-bearing deposits. We utilize a model to estimate the prepayment behavior of our mortgage-related assets, which considers the characteristics of the underlying mortgage loans, including rate (used to gauge refinance incentive), seasoning or age, and seasonality. The model's forecasted results are regularly tested against historical prepayment behavior and is, in the ordinary course, recalibrated if the difference between actual and projected prepayments exceed established guidelines. Separate models are utilized to project interest-bearing deposit repricing behavior in various interest rate environments. These models were developed based upon our historical repricing behavior over several interest rate cycles. The models' forecast results are periodically tested against historical pricing and have been and may continue to be recalibrated.

We utilize net interest income simulations to analyze short-term income sensitivities to changes in interest rates. Table 21A presents, for the twelve months subsequent to December 31, 2024, and 2023, an estimate of the change in net interest income that would result from a gradual and immediate change in interest rates, moving in a parallel fashion over the entire yield curve, relative to the measured base case scenario. The base case scenario assumes the consolidated statements of condition and interest rates are generally unchanged.

Net Interest Income Sensitivity Profile | | | | | **Table 21A**
		Impact on Future Annual Net Interest Income			
(dollars in thousands)		**December 31, 2024**		**December 31, 2023**	
Immediate Change in Interest Rates (basis points)					
+400	$	31,028	5.6%	$ 109,909	21.6%
+300		25,281	4.6	85,238	16.7
+200		18,783	3.4	59,228	11.6
+100		10,393	1.9	31,961	6.3
-100		(13,029)	(2.3)	(33,605)	(6.6)
-200		(27,883)	(5.0)	(64,601)	(12.7)
-300		(43,536)	(7.8)	(95,971)	(18.8)
-400		(65,753)	(11.8)	(129,431)	(25.4)

Based on our net interest income simulation as of December 31, 2024, net interest income is expected to increase as interest rates rise. Rising interest rates would drive higher rates on floating rate loans and investment securities, as well as higher reinvestment rates on loan and investment securities cashflows. However, lower interest rates would likely cause an initial decline in net interest income as lower rates would lead to lower yields on loans and investment securities, as well as drive higher premium amortization on existing investment securities. Based on our net interest income simulation as of December 31, 2024, NII sensitivity to changes in interest rates for the twelve months subsequent to December 31, 2024, was less sensitive in comparison to the sensitivity profile for the twelve months subsequent to December 31, 2023. Year-over-year NII sensitivity decreased primarily due to an increase in assumed deposit repricing sensitivity.

To analyze the impact of changes in interest rates more realistically, we also simulate non-parallel interest rate scenarios. These scenarios help to isolate the sensitivity of earnings to various points on the yield curve. Based upon our interest rate simulations, the Company is exposed to movements in both the short and long-end of the yield curve. A movement higher or lower in the short-end of the yield curve would lead to floating-rate assets immediately repricing, while liability funding would react on a lag. Thus, net interest income may decrease from the base case in the near term if short-term rates were to decrease, although would benefit if short-term rates were to increase and liabilities maintained their ability to lag market rate increases. A movement higher or lower in the long-end of the yield curve would lead to assets repricing over time given ongoing cash flows from maturities and prepayments of investment securities and loans. Net interest income may decrease from the base case should long-term rates decline from their current levels, although would benefit if long-term rates were to increase.

The following table presents an estimate of the change in EVE that would result from an immediate change in interest rates, moving in a parallel fashion over the entire yield curve, relative to the measured base case scenario. Similar to the sensitivity profile above, the base case scenario assumes the consolidated statements of condition and interest rates are generally unchanged.

Economic Value of Equity Sensitivity Profile				Table 21B
	Impact on Economic Value of Equity			
(dollars in thousands)	December 31, 2024		December 31, 2023	
Immediate Change in Interest Rates (basis points)				
+400	$ (1,032,211)	(29.1)%	$ (852,829)	(30.1)%
+300	(763,479)	(21.5)	(624,395)	(22.1)
+200	(496,443)	(14.0)	(396,259)	(14.0)
+100	(238,689)	(6.7)	(180,902)	(6.4)
-100	177,198	5.0	136,083	4.8
-200	274,546	7.7	188,466	6.7
-300	294,363	8.3	42,697	1.5
-400	(99,219)	(2.8)	(235,282)	(8.3)

EVE sensitivity year-over-year was largely unchanged.

Other Market Risks

In addition to interest rate risk, we are exposed to other forms of market risk in our normal business transactions. Foreign currency and foreign exchange contracts expose us to a small degree of foreign currency risk. These transactions are primarily executed on behalf of customers. Our trust and asset management income is at risk to fluctuations in the market values of underlying assets, particularly debt and equity securities. Also, our share-based compensation expense is dependent on the fair value of our stock options, restricted stock units, and restricted stock at the date of grant. The fair value of stock options, restricted stock units, and restricted stock is impacted by the market price of the Parent's common stock on the date of grant and is at risk to changes in equity markets, general economic conditions, and other factors.

Liquidity Risk Management

The objective of our liquidity risk management process is to manage cash flow and liquidity in an effort to provide continuous access to sufficient, reasonably priced funds. Funding requirements are impacted by factors such as loan originations and refinancings, changes in deposit balances, liability issuances and settlements, and off-balance sheet funding commitments. We adhere to various regulatory guidelines regarding required liquidity levels and regularly monitor our liquidity position in light of the changing economic environment and customer activity. Based on periodic liquidity assessments, we may alter our asset, liability, and off-balance sheet positions. The ALCO monitors sources and uses of funds and modifies asset and liability positions as liquidity requirements change. This process, combined with our ability to raise funds in money and capital markets and through private placements, provides flexibility in managing the exposure to liquidity risk.

We maintain access to ample sources of readily available contingent liquidity. As of December 31, 2024, we had pledged loans and investment securities to the Federal Reserve Discount Window and had remaining borrowing capacity of $7.4 billion. We are also a member of the Federal Home Loan Bank ("FHLB") of Des Moines. As of December 31, 2024, we had pledged loans to the FHLB and had remaining borrowing capacity of $1.7 billion.

In addition, we utilize our investment securities portfolio as collateral to secure deposits of public entities as well as repurchase agreements with private institution counterparties. The high-quality nature of our investment securities portfolio, which consists primarily of government and agency securities, facilitates the use of these assets for pledging purposes.

Other sources of liquidity also include investment securities in our available-for-sale securities portfolio and our ability to sell loans in the secondary market. Our core deposits have historically provided us with a long-term source of stable and relatively low-cost source of funding. Additional funding is also available through the issuance of long-term debt or equity.

General market and economic conditions will impact our ability to borrow funds from external sources, as well as the cost of such borrowing both in terms of rate as well as haircuts on collateral pledged to support such borrowings. Although a significant portion of our investment securities were in an unrealized loss position as of December 31, 2024, we believe we have sufficient access to various forms of liquidity that would alleviate the need to liquidate these investment securities and realize the losses.

We continued our focus on maintaining a strong liquidity position throughout 2024. As of December 31, 2024, cash and cash equivalents were $0.8 billion, the carrying value of our available-for-sale investment securities was $2.7 billion, and total deposits were $20.6 billion. As of December 31, 2024, our available-for-sale investment securities portfolio had an average remaining duration of approximately 3.03 years.

Capital Management

We actively manage capital, commensurate with our risk profile, to enhance shareholder value. We also seek to maintain capital levels for the Company and the Bank at amounts in excess of the regulatory "well-capitalized" thresholds. Periodically, we may respond to market conditions by implementing changes to our overall balance sheet positioning to manage our capital position.

The Company and the Bank are each subject to regulatory capital requirements administered by the federal banking agencies and the Division of Financial Institutions, an agency of the State of Hawai'i Department of Commerce and Consumer Affairs. Failure to meet minimum capital requirements could cause certain mandatory and discretionary actions by regulators that, if undertaken, would likely have a material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative and qualitative measures. These measures were established by regulation intended to ensure capital adequacy. Capital ratios are calculated using the regulatory capital rule that allows a five-year transition period related to the adoption of CECL. As of December 31, 2024, the Company's capital levels remained characterized as "well-capitalized." There have been no conditions or events since December 31, 2024, that management believes have changed either the Company's or the Bank's capital classifications. The Company's regulatory capital ratios are presented in Table 22 below.

Table 22 presents a five-year history of activities and balances in our capital accounts, along with key capital ratios.

Shareholders' Equity and Regulatory Capital   **Table 22**

		December 31,			
(dollars in thousands)	**2024**	**2023**	**2022**	**2021**	**2020**
Change in Shareholders' Equity					
Net Income	$ 149,994	$ 171,202	$ 225,804	$ 253,372	$ 153,804
Cash Dividends Paid on Common Shares	(112,313)	(111,795)	(112,557)	(110,633)	(107,434)
Cash Dividends Paid on Preferred Shares	(12,644)	(7,877)	(7,877)	(2,975)	—
Dividend Reinvestment Program	4,246	4,535	4,680	4,835	5,012
Preferred Stock Issued, Net	160,614	—	—	175,487	—
Common Stock Repurchased	(5,302)	(14,290)	(55,063)	(31,258)	(18,006)
Other [1]	68,937	55,472	(349,603)	(51,724)	54,299
Increase (Decrease) in Shareholders' Equity	$ 253,532	$ 97,247	$ (294,616)	$ 237,104	$ 87,675
Regulatory Capital					
Total Common Shareholders' Equity	$ 1,322,774	$ 1,238,756	$ 1,141,508	$ 1,436,124	$ 1,374,507
Add: CECL Transitional Amount	2,375	4,749	7,124	9,498	23,750
Less: Goodwill, Net of Deferred Tax Liabilities	28,746	28,746	28,746	28,747	28,718
Postretirement Benefit Liability Adjustments	(23,396)	(23,261)	(25,078)	(33,496)	(43,250)
Net Unrealized Gains (Losses) on Investment Securities	(319,993)	(373,427)	(409,579)	(32,886)	51,072
Other	(9,097)	(198)	(198)	(198)	(198)
Common Equity Tier 1 Capital	1,648,889	1,611,645	1,554,741	1,483,455	1,361,915
Preferred Stock, Net of Issuance Cost	336,101	175,487	175,487	175,487	—
Tier 1 Capital	1,984,990	1,787,132	1,730,228	1,658,942	1,361,915
Allowable Reserve for Credit Losses	148,634	148,400	145,202	153,001	141,869
Total Regulatory Capital	$ 2,133,624	$ 1,935,532	$ 1,875,430	$ 1,811,943	$ 1,503,784
Risk-Weighted Assets	$ 14,225,908	$ 14,226,780	$ 14,238,798	$ 12,236,805	$ 11,295,077
Key Regulatory Capital Ratios					
Common Equity Tier 1 Capital Ratio	11.59%	11.33%	10.92%	12.12%	12.06%
Tier 1 Capital Ratio	13.95	12.56	12.15	13.56	12.06
Total Capital Ratio	15.00	13.60	13.17	14.81	13.31
Tier 1 Leverage Ratio	8.31	7.51	7.37	7.32	6.71

[1] Includes unrealized gains and losses on investment securities, minimum pension liability adjustments, and common stock issuances under share-based compensation and related tax impact.

As of December 31, 2024, shareholders' equity was $1.7 billion, an increase of $253.5 million or 18% from the prior year. For 2024, the increase was attributed to net income of $150.0 million, net preferred stock issuance of $160.6 million, other comprehensive income of $53.3 million, share-based compensation of $14.4 million, and common stock issuances of $5.4 million offset by cash dividends of $112.3 million paid on common stock shares, cash dividends of $12.6 million paid on preferred stock shares, and common stock repurchases of $5.3 million related to taxes withheld for share based compensation. Cash dividends on preferred stock increased in 2024 compared to the prior year due to the payment of dividends beginning in June 2024 on the Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B.

No shares of common stock were repurchased under our share repurchase program in 2024. From the beginning of our share repurchase program in July 2001 through December 31, 2024, we repurchased a total of 58.2 million shares of common stock and returned a total of nearly $2.4 billion to our common shareholders at an average cost of $41.24 per share. Remaining buyback authority was $126.0 million as of December 31, 2024. The actual amount and timing of future share repurchases, if any, will depend on market and economic conditions, regulatory rules, applicable SEC rules, and various other factors.

In January 2025, the Parent's Board of Directors declared the quarterly dividend of its Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A, of $10.94 per share, equivalent to $0.2735 per depositary share and its Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B, of $20.00 per share, equivalent to $0.5000 per depositary share. The dividend was paid on February 3, 2025, to shareholders of record of the preferred stock at the close of business on January 17, 2025.

In January 2025, the Parent's Board of Directors declared the quarterly cash dividend of $0.70 per share on the Parent's outstanding common shares. The dividend will be payable on March 14, 2025, to shareholders of record at the close of business on February 28, 2025.

Regulatory Initiatives Affecting the Banking Industry

Basel III

Under final FRB and FDIC approved rules implementing the Basel Committee on Banking Supervision's capital guidelines for U.S. banks minimum requirements increased for both the quantity and quality of capital held by the Company. The Basel III capital standards substantially revised the risk-based capital requirements applicable to bank holding companies and their depository institution subsidiaries, including the definitions and the components of Tier 1 capital and Total Capital, the method of evaluating risk-weighted assets, institution of a capital conservation buffer, and other matters affecting regulatory capital ratios. Strict eligibility criteria for regulatory capital instruments were also implemented under the rules.

The phase-in period for the final rules became effective for the Company on January 1, 2015, with full compliance with all of the final rules' requirements phased in over a multi-year schedule, which were fully implemented on January 1, 2019. As of December 31, 2024, the Company's capital levels remained characterized as "well-capitalized."

Management continues to monitor regulatory developments and their potential impact to the Company's capital and liquidity requirements.

Stress Testing

Enactment of the Economic Growth, Regulatory Relief, and Consumer Protection Act in May 2018 significantly altered several provisions of the Dodd-Frank Act, including how stress tests are run. Bank holding companies with total assets of less than $100 billion, such as the Company, are no longer subject to company-run stress testing requirements in section 165(i)(2) of the Dodd-Frank Act, including publishing a summary of results. At this time, the Company continues to run internal stress tests as a component of our comprehensive risk management and capital planning process.

Operational Risk

Operational risk represents the risk of loss resulting from our operations, including, but not limited to, the risk of fraud by employees or persons outside the Company, errors relating to transaction processing and technology, failure to adhere to compliance requirements, and the risk of cyber attacks. We are also exposed to operational risk through our outsourcing arrangements, and the effect that changes in circumstances or capabilities of our outsourcing vendors can have on our ability to continue to perform operational functions necessary to our business. The risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. Operational risk is inherent in all business activities, and management of this risk is important to the achievement of Company goals and objectives.

Our Operational Risk Committee (the "ORC") provides oversight and assesses the most significant operational risks including cybersecurity risks facing the Company. We have developed a framework that provides for a centralized operating risk management function through the ORC, supplemented by business unit responsibility for managing operational risks specific to their business units. Our internal audit department also validates the system of internal controls through ongoing risk-based audit procedures and reports on the effectiveness of internal controls to executive management and the Audit Committee of the Board of Directors.

We continuously strive to strengthen our system of internal controls to improve the oversight of operational risk. While our internal controls have been designed to minimize operational risks, there is no assurance that business disruption or operational losses will not occur. On an ongoing basis, management reassesses operational risks, implements appropriate process changes, and invests in enhancements to our systems of internal controls.

Guarantees

We pool FHA insured and VA guaranteed residential mortgage loans for sale to Ginnie Mae. We also sell residential mortgage loans in the secondary market to Fannie Mae. The agreements under which we sell residential mortgage loans to Ginnie Mae or Fannie Mae and the insurance or guaranty agreements with the FHA and VA contain provisions that include various representations and warranties regarding the origination and characteristics of the residential mortgage loans. Although these loans are primarily sold on a non-recourse basis, we may be obligated to repurchase residential mortgage loans or reimburse the respective investor if it is found that required documents were not delivered or were defective.

We also service substantially all of the loans we sell to investors in the secondary market. Each agreement under which we act as servicer generally specifies a standard of responsibility for our actions and provides protection against expenses and liabilities incurred by us when acting in compliance with the respective servicing agreements. However, if we commit a material breach of obligations as servicer, we may be subject to various penalties which may include the repurchase of an affected loan or a reimbursement to the respective investor.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

See the Market Risk section in Management's Discussion and Analysis of Financial Condition and Results of Operation included in Item 7 of this report.

Item 8. Financial Statements and Supplementary Data

Index	Page

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Bank of Hawaii Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of condition of Bank of Hawaii Corporation and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income (loss)**,** shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 3, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

	Allowance for Credit Losses – Loans and Leases
Description of the Matter	At December 31, 2024, the Company's loans and leases portfolio and associated allowance for credit losses (the "Allowance") totaled $14.1 billion and $148.5 million, respectively. As discussed in Note 2 to the consolidated financial statements, the Company's current expected credit loss is an estimate of the credit losses expected over the life of an exposure (or pool of exposures). Management's estimate of expected credit losses is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. Historical loss experience is generally the starting point for estimating expected credit losses. The Company then considers whether the historical loss experience should be adjusted for asset-specific risk characteristics or current conditions at the reporting date that did not exist over the historical period used. Relevant factors include, but are not limited to, concentrations of credit risk (geographic, large borrower, and industry), economic trends and conditions, changes in underwriting standards, experience and depth of lending staff, trends in delinquencies, and the level of criticized loans (environmental factor). The Company also considers future economic conditions and portfolio performance as part of a reasonable and supportable forecast period. This includes a quarterly asset quality review which includes a review of forecasted gross charge-offs and recoveries, nonperforming assets, criticized loans and leases, and risk rating migration, as well as additional factors that may not be reflected in the net charge-off forecast.
	Auditing the Company's Allowance involved a high degree of subjectivity due to the judgment involved in management's identification and measurement of the qualitative adjustments to the quantitative baseline that were included in the estimate of the Allowance.
How We Addressed the Matter in Our Audit	We obtained an understanding of the Company's process for establishing the Allowance and evaluated the design and tested the operating effectiveness of controls that address the risk of material misstatement related to the measurement of the Allowance. We tested controls over management's review of data inputs utilized in the Allowance calculation, management's identification and review of the qualitative adjustments related to the loan and lease losses and management's review and approval process over the final determination of the Allowance.
	To test the identification and measurement of the qualitative adjustments included in management's estimate of the Allowance, our audit procedures included, among others, evaluating the Allowance methodology used, including management's consideration of the individual loan portfolio segments, and testing the completeness and accuracy of data from underlying systems and the data warehouse that was used in the determination of qualitative adjustments. We further evaluated management's assessment of the qualitative adjustments by obtaining an understanding of the basis for any changes in underlying environmental factor adjustments and reasonable and supportable period and giving consideration to qualitative adjustments and other information available within the Company and from external sources focusing on both corroborating and any contrary evidence.
	We also evaluated the overall Allowance amount to determine whether the amount appropriately reflected the current expected credit loss in the loan portfolio as of the balance sheet date. We reviewed subsequent events and transactions and considered whether they corroborated or contradicted the Company's year-end measurement of the Allowance.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1971.
Honolulu, Hawai'i
March 3, 2025

Bank of Hawaii Corporation and Subsidiaries
Consolidated Statements of Condition

(dollars in thousands, except per share amounts)		December 31, 2024		December 31, 2023
Assets				
Cash and Cash Equivalents	$	763,571	$	1,000,944
Investment Securities				
Available-for-Sale		2,689,528		2,408,933
Held-to-Maturity (Fair Value of $3,820,882 and $4,253,637)		4,618,543		4,997,335
Loans Held for Sale		2,150		3,124
Loans and Leases		14,075,980		13,965,026
Allowance for Credit Losses		(148,528)		(146,403)
Net Loans and Leases		13,927,452		13,818,623
Premises and Equipment, Net		184,480		194,855
Operating Lease Right-of-Use Assets		80,165		86,110
Accrued Interest Receivable		66,367		66,525
Mortgage Servicing Rights		19,199		20,880
Goodwill		31,517		31,517
Bank-Owned Life Insurance		481,184		462,894
Other Assets		736,958		641,556
Total Assets	$	23,601,114	$	23,733,296
Liabilities				
Deposits				
Noninterest-Bearing Demand	$	5,423,562	$	6,058,554
Interest-Bearing Demand		3,784,984		3,749,717
Savings		8,364,916		8,189,472
Time		3,059,575		3,057,302
Total Deposits		20,633,037		21,055,045
Securities Sold Under Agreements to Repurchase		100,000		150,490
Other Debt		558,274		560,190
Operating Lease Liabilities		88,794		94,693
Retirement Benefits Payable		23,760		23,673
Accrued Interest Payable		34,799		41,023
Other Liabilities		494,676		393,940
Total Liabilities		21,933,340		22,319,054
Commitments and Contingencies (Note 20)				
Shareholders' Equity				
Preferred Stock (Series A, $.01 par value; authorized 180,000 shares issued and outstanding)		180,000		180,000
Preferred Stock (Series B, $.01 par value; authorized 165,000 shares issued and outstanding)		165,000		—
Common Stock ($.01 par value; authorized 500,000,000 shares; issued / outstanding: December 31, 2024 - 58,765,907 / 39,762,255); and December 31, 2023 - 58,755,465 / 39,753,138)		585		583
Capital Surplus		647,403		636,422
Accumulated Other Comprehensive Loss		(343,389)		(396,688)
Retained Earnings		2,133,838		2,107,569
Treasury Stock, at Cost (Shares: December 31, 2024 - 19,003,609 and December 31, 2023 - 19,002,327)		(1,115,663)		(1,113,644)
Total Shareholders' Equity		1,667,774		1,414,242
Total Liabilities and Shareholders' Equity	$	23,601,114	$	23,733,296

The accompanying notes are an integral part of the Consolidated Financial Statements.

Bank of Hawaii Corporation and Subsidiaries

Consolidated Statements of Income

(dollars in thousands, except per share amounts)		Year Ended December 31,				
		2024		2023		2022
Interest Income						
Interest and Fees on Loans and Leases	$	653,615	$	590,611	$	439,798
Income on Investment Securities						
Available-for-Sale		89,705		93,528		70,555
Held-to-Maturity		85,515		92,750		81,490
Cash and Cash Equivalents		30,701		28,380		4,306
Other		4,215		5,106		1,217
Total Interest Income		863,751		810,375		597,366
Interest Expense						
Deposits		368,764		250,847		39,678
Securities Sold Under Agreements to Repurchase		4,608		16,306		12,600
Funds Purchased		44		888		417
Short-Term Borrowings		—		5,713		2,070
Other Debt		23,755		39,596		2,043
Total Interest Expense		397,171		313,350		56,808
Net Interest Income		466,580		497,025		540,558
Provision for Credit Losses		11,150		9,000		(7,800)
Net Interest Income After Provision for Credit Losses		455,430		488,025		548,358
Noninterest Income						
Fees, Exchange, and Other Service Charges		57,236		55,556		54,914
Trust and Asset Management		47,485		43,597		43,803
Service Charges on Deposit Accounts		32,430		31,116		29,620
Bank-Owned Life Insurance		13,568		11,643		9,968
Annuity and Insurance		5,436		4,736		3,782
Mortgage Banking		4,109		4,255		5,980
Investment Securities Losses, Net		(7,507)		(11,455)		(6,111)
Other		19,772		37,161		15,585
Total Noninterest Income		172,529		176,609		157,541
Noninterest Expense						
Salaries and Benefits		232,564		234,079		235,270
Net Occupancy		42,084		39,924		39,441
Net Equipment		40,886		40,251		38,374
Data Processing		19,540		18,836		18,362
Professional Fees		19,319		17,459		14,557
FDIC Insurance		17,850		28,313		6,546
Other		57,865		58,656		62,715
Total Noninterest Expense		430,108		437,518		415,265
Income Before Provision for Income Taxes		197,851		227,116		290,634
Provision for Income Taxes		47,857		55,914		64,830
Net Income	$	149,994	$	171,202	$	225,804
Preferred Stock Dividends		12,644		7,877		7,877
Net Income Available to Common Shareholders	$	137,350	$	163,325	$	217,927
Basic Earnings Per Common Share	$	3.48	$	4.16	$	5.50
Diluted Earnings Per Common Share	$	3.46	$	4.14	$	5.48
Dividends Declared Per Common Share	$	2.80	$	2.80	$	2.80
Basic Weighted Average Common Shares		39,450,737		39,274,291		39,601,089
Diluted Weighted Average Common Shares		39,700,388		39,428,912		39,788,002

The accompanying notes are an integral part of the Consolidated Financial Statements.

Bank of Hawaii Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

		Year Ended December 31,				
(dollars in thousands)		**2024**		**2023**		**2022**
Net Income	$	149,994	$	171,202	$	225,804
Other Comprehensive Income (Loss), Net of Tax:						
Net Unrealized Gains (Losses) on Investment Securities		53,435		36,152		(376,694)
Defined Benefit Plans		(136)		1,818		8,418
Other Comprehensive Income (Loss)		53,299		37,970		(368,276)
Comprehensive Income (Loss)	$	203,293	$	209,172	$	(142,472)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Bank of Hawaii Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity

(dollars in thousands except per share amounts)	Preferred Shares Series A Outstanding	Preferred Series A Stock	Preferred Shares Series B Outstanding	Preferred Series B Stock	Common Shares Outstanding	Common Stock	Capital Surplus	Accum. Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
Balance as of December 31, 2021	180,000	$ 180,000	—	$ —	40,253,193	$ 581	$ 602,508	$ (66,382)	$ 1,950,375	$ (1,055,471)	$ 1,611,611
Net Income	—	—	—	—	—	—	—	—	225,804	—	225,804
Other Comprehensive Loss	—	—	—	—	—	—	—	(368,276)	—	—	(368,276)
Share-Based Compensation	—	—	—	—	—	—	16,066	—	—	—	16,066
Common Stock Issued under Purchase and Equity Compensation Plans	—	—	—	—	272,007	1	2,004	—	167	5,115	7,287
Common Stock Repurchased	—	—	—	—	(689,450)	—	—	—	—	(55,063)	(55,063)
Cash Dividends Declared Common Stock ($2.80 per share)	—	—	—	—	—	—	—	—	(112,557)	—	(112,557)
Cash Dividends Declared Preferred Stock	—	—	—	—	—	—	—	—	(7,877)	—	(7,877)
Balance as of December 31, 2022	180,000	$ 180,000	—	$ —	39,835,750	$ 582	$ 620,578	$ (434,658)	$ 2,055,912	$ (1,105,419)	$ 1,316,995
Net Income	—	$ —	—	$ —	—	$ —	$ —	$ —	$ 171,202	$ —	$ 171,202
Other Comprehensive Income	—	—	—	—	—	—	—	37,970	—	—	37,970
Share-Based Compensation	—	—	—	—	—	—	15,656	—	—	—	15,656
Common Stock Issued under Purchase and Equity Compensation Plans	—	—	—	—	130,286	1	188	—	127	6,065	6,381
Common Stock Repurchased	—	—	—	—	(212,898)	—	—	—	—	(14,290)	(14,290)
Cash Dividends Declared Common Stock ($2.80 per share)	—	—	—	—	—	—	—	—	(111,795)	—	(111,795)
Cash Dividends Declared Preferred Stock	—	—	—	—	—	—	—	—	(7,877)	—	(7,877)
Balance as of December 31, 2023	180,000	$ 180,000	—	$ —	39,753,138	$ 583	$ 636,422	$ (396,688)	$ 2,107,569	$ (1,113,644)	$ 1,414,242
Net Income	—	$ —	—	$ —	—	$ —	$ —	$ —	$ 149,994	$ —	$ 149,994
Other Comprehensive Income	—	—	—	—	—	—	—	53,299	—	—	53,299
Share-Based Compensation	—	—	—	—	—	—	14,444	—	—	—	14,444
Preferred Stock Issued, Net	—	—	165,000	165,000	—	—	(4,386)	—	—	—	160,614
Common Stock Issued under Purchase and Equity Compensation Plans	—	—	—	—	96,394	2	923	—	1,232	3,283	5,440
Common Stock Repurchased	—	—	—	—	(87,277)	—	—	—	—	(5,302)	(5,302)
Cash Dividends Declared Common Stock ($2.80 per share)	—	—	—	—	—	—	—	—	(112,313)	—	(112,313)
Cash Dividends Declared Preferred Stock	—	—	—	—	—	—	—	—	(12,644)	—	(12,644)
Balance as of December 31, 2024	180,000	$ 180,000	165,000	$ 165,000	39,762,255	$ 585	$ 647,403	$ (343,389)	$ 2,133,838	$ (1,115,663)	$ 1,667,774

The accompanying notes are an integral part of the Consolidated Financial Statements.

Bank of Hawaii Corporation and Subsidiaries
Consolidated Statements of Cash Flows

(dollars in thousands)	Year Ended December 31, 2024		2023		2022
Operating Activities					
Net Income	$	149,994	$	171,202	$	225,804
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:					
Provision for Credit Losses		11,150		9,000		(7,800)
Depreciation and Amortization		20,053		21,324		21,377
Amortization (Accretion) of Deferred Loans and Lease (Fees) Costs, Net		(325)		491		(215)
Amortization and Accretion of Premiums/Discounts on Investment Securities, Net		12,234		13,222		20,824
Amortization of Operating Lease Right-of-Use-Assets		11,469		11,667		11,843
Share-Based Compensation		14,444		15,656		16,066
Benefit Plan Contributions		(2,068)		(2,141)		(1,679)
Deferred Income Taxes		(12,220)		(11,205)		(2,713)
Loss on Agreement to Sell Assets That Will Terminate Certain Leveraged Leases		—		—		6,918
Net Gains on Sales of Loans and Leases		(2,331)		(2,103)		(4,100)
Net Losses on Investment Securities		7,507		11,455		6,111
Proceeds from Sales of Loans Held for Sale		61,229		57,738		133,715
Originations of Loans Held for Sale		(59,816)		(60,084)		(106,965)
Net Tax (Benefits) Expense from Share-Based Compensation		—		(516)		166
Net Change in Other Assets and Other Liabilities		(32,872)		(85,485)		13,608
Net Cash Provided by Operating Activities		178,448		150,221		332,960
Investing Activities					
Investment Securities Available-for-Sale:					
Proceeds from Sales, Prepayments and Maturities		205,896		463,442		677,087
Purchases		(470,812)		(511)		(1,058,922)
Investment Securities Held-to-Maturity:					
Proceeds from Prepayments and Maturities		395,411		434,528		645,463
Purchases		—		—		(91,229)
Net Change in Loans and Leases		(99,827)		(325,262)		(1,397,056)
Premises and Equipment, Net		(9,679)		(9,402)		(28,761)
Net Cash Provided by (Used in) Investing Activities		20,989		562,795		(1,253,418)
Financing Activities					
Net Change in Deposits		(422,008)		439,349		255,588
Net Change in Short-Term Borrowings		(50,490)		(575,000)		275,000
Proceeds from Other Debt		—		1,350,000		400,000
Repayments of Other Debt		(105)		(1,200,104)		(97)
Proceeds from Issuance of Preferred Stock		160,614		—		—
Proceeds from Issuance of Common Stock		5,438		5,878		6,797
Repurchase of Common Stock		(5,302)		(14,290)		(55,063)
Cash Dividends Paid on Common Stock		(112,313)		(111,795)		(112,557)
Cash Dividends Paid on Preferred Stock		(12,644)		(7,877)		(7,877)
Net Cash (Used in) Provided by Financing Activities		(436,810)		(113,839)		761,791
Net Change in Cash and Cash Equivalents		(237,373)		599,177		(158,667)
Cash and Cash Equivalents at Beginning of Period		1,000,944		401,767		560,434
Cash and Cash Equivalents at End of Period	$	763,571	$	1,000,944	$	401,767
Supplemental Information					
Cash Paid for Interest	$	403,394	$	282,025	$	49,609
Cash Paid for Income Taxes		31,240		52,246		53,025
Non-Cash Investing and Financing Activities:					
Transfer of Investment Securities from Available-for-Sale to Held-to-Maturity		—		—		1,275,043
Transfer from Loans to Foreclosed Real Estate		708		1,625		—
Transfers from Loans to Loans Held for Sale		—		—		380
Transfers from Loans Held for Sale to Loans		—		569		—

The accompanying notes are an integral part of the Consolidated Financial Statements.

Note 1. Basis of Presentation

Bank of Hawaii Corporation (the "Parent") is a Delaware corporation and a bank holding company headquartered in Honolulu, Hawai'i. Bank of Hawaii Corporation and its subsidiaries (collectively, the "Company") provide a broad range of financial products and services to customers in Hawai'i, Guam, and other Pacific Islands. The majority of the Company's operations consist of customary commercial and consumer banking services including, but not limited to, lending, leasing, deposit services, trust and investment activities, brokerage services, and trade financing.

The accounting and reporting principles of the Company conform to U.S. generally accepted accounting principles ("GAAP") and prevailing practices within the financial services industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results may differ from those estimates and such differences could be material to the financial statements.

Certain prior period information has been reclassified to conform to the current year presentation.

Note 2. Summary of Significant Accounting Policies

The following is a summary of the Company's significant accounting policies:

Consolidation

The accompanying Consolidated Financial Statements include the accounts of the Parent and its subsidiaries. The Parent's principal operating subsidiary is Bank of Hawai'i (the "Bank"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Variable Interest Entities

Variable interests are defined as contractual ownership or other interests in an entity that change with fluctuations in an entity's net asset value. The primary beneficiary consolidates the variable interest entity ("VIE"). The primary beneficiary is defined as the enterprise that has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits that could be significant to the VIE.

The Company has limited partnership interests in several low-income housing partnerships. These partnerships provide funds for the construction and operation of apartment complexes that provide affordable housing to lower-income households. If these developments successfully attract a specified percentage of residents falling in that lower income range, state and/or federal income tax credits are made available to the partners. The tax credits are generally recognized over 10 years for federal and 5 years for state. In order to continue receiving the tax credits each year over the life of the partnership, the low-income residency targets must be maintained.

Unfunded commitments to fund these low-income housing partnerships were $119.0 million and $101.1 million as of December 31, 2024 and 2023, respectively. These unfunded commitments are unconditional and legally binding and are recorded in other liabilities in the consolidated statements of condition. See Note 18 *Affordable Housing Projects Tax Credit Partnerships* for more information.

Although these entities meet the definition of a VIE, the Company is not the primary beneficiary of the entities, as the general partner has both the power to direct the activities that most significantly impact the economic performance of the entities and the obligation to absorb losses or the right to receive benefits that could be significant to the entities. While the partnership agreements allow the limited partners, through a majority vote, to remove the general partner, this right is not deemed to be substantive as the general partner can only be removed for cause.

The investments in these entities are initially recorded at cost, which approximates the maximum exposure to loss as a result of the Company's involvement with these unconsolidated entities. The balance of the Company's investments in these entities was $233.2 million and $208.9 million as of December 31, 2024 and 2023, respectively, and is included in other assets in the consolidated statements of condition.

Investment Securities

Investment securities are accounted for according to their purpose and holding period. Trading securities are those that are bought and held principally for the purpose of selling them in the near term. The Company held no trading securities as of December 31, 2024 and 2023. Available-for-sale investment securities, comprised of debt, collateralized mortgage obligations, and mortgage-backed securities, are those that may be sold before maturity due to changes in the Company's interest rate risk profile or funding needs, and are reported at fair value with unrealized gains and losses, net of taxes, reported as a component of other comprehensive income. Held-to-maturity investment securities, comprised of debt, collateralized mortgage obligations, and mortgage-backed securities, are those that management has the positive intent and ability to hold to maturity and are reported at amortized cost.

Realized gains and losses are recorded in noninterest income and are determined on a trade date basis using the specific identification method. Interest and dividends on investment securities are recognized in interest income on an accrual basis. Premiums and discounts are amortized or accreted into interest income using the interest method over the expected lives of the individual securities.

Transfers of debt securities from the available-for-sale category to the held-to-maturity category are made at fair value at the date of transfer. The unrealized holding gain or loss at the date of transfer remains in accumulated other comprehensive income and in the carrying value of the held-to-maturity investment security. Premiums or discounts on investment securities are amortized or accreted as an adjustment of yield using the interest method over the estimated life of the security. Unrealized holding gains or losses that remain in accumulated other comprehensive income are also amortized or accreted over the estimated life of the security as an adjustment of yield, offsetting the related amortization of the premium or accretion of the discount.

Loans Held for Sale

Residential mortgage loans with the intent to be sold in the secondary market are accounted for on an aggregate basis under the fair value option. Fair value is primarily determined based on quoted prices for similar loans in active markets. Non-refundable fees and direct loan origination costs related to residential mortgage loans held for sale are recognized as part of the cost basis of the loan at the time of sale. Gains and losses on sales of residential mortgage loans (sales proceeds minus carrying value) are recorded in the mortgage banking component of noninterest income.

Commercial loans that management has an active plan to sell are valued on an individual basis at the lower-of-cost-or fair value. Fair value is primarily determined based on quoted prices for similar loans in active markets or agreed upon sales prices. Any reduction in the loan's value, prior to being transferred to the held-for-sale category, is reflected as a charge-off of the recorded investment in the loan resulting in a new cost basis, with a corresponding reduction in the allowance for credit losses (the "Allowance"). Further changes in the fair value of the loan are recognized in noninterest expense.

Loans and Leases

Loans are reported at the principal amount outstanding, net of unearned income including unamortized deferred loan fees and costs, and cumulative net charge-offs. Interest income is recognized on an accrual basis. Loan origination fees, certain direct costs, and unearned discounts and premiums, if any, are deferred and are generally amortized into interest income as yield adjustments using the interest method over the contractual life of the loan. Loan commitment fees are generally recognized into noninterest income. Other credit-related fees are recognized as fee income, a component of noninterest income, when earned.

The Company's lease financing arrangements primarily consist of equipment and automobile leases. These lease arrangements are classified as sales-type leases despite not receiving a selling profit at lease inception. Sales-type leases are carried at the aggregate of lease payments receivable plus the estimated residual value of leased property, less unearned income. Unearned income on sales-type leases is recognized over the lease term by methods that approximate the interest method. Residual values on leased assets are periodically reviewed for impairment.

Non-Performing Loans and Leases

Generally, all classes of commercial loans and leases are placed on non-accrual status upon becoming contractually past due 90 days as to principal or interest (unless loans and leases are adequately secured by collateral, are in the process of collection, and are reasonably expected to result in repayment), when terms are renegotiated below market levels, or where substantial doubt about full repayment of principal or interest is evident. For residential mortgage and home equity loan classes, loans past due 120 days as to principal or interest may be placed on non-accrual status and a partial charge-off may be recorded, depending on the collateral value and whether the loan is in the process of collection. For automobile and other consumer loan classes, the entire outstanding balance of the loan is charged off when the loan becomes 120 days past due as to principal or interest.

When a loan or lease is placed on non-accrual status, the accrued and unpaid interest receivable is reversed and the loan or lease is accounted for on the cash or cost recovery method until qualifying for return to accrual status. Payments received on non-accrual loans and leases are normally applied against the principal balance of the loan or lease. Payments may be recognized as income if full collection of principal and interest is reasonably assured. A loan or lease may be returned to accrual status when all delinquent interest and principal become current in accordance with the terms of the loan or lease agreement and when doubt about repayment is resolved.

Generally, for all classes of loans and leases, a charge-off is recorded when it is probable that a loss has been incurred and when it is possible to determine a reasonable estimate of the loss. For all classes of commercial loans and leases, a charge-off is determined on a judgmental basis after due consideration of the debtor's prospects for repayment and the fair value of collateral. For the pooled segment of the Company's commercial and industrial loan class, which consists of small business loans, the entire outstanding balance of the loan remains on accrual status until it is charged off during the month that the loan becomes 120 days past due as to principal or interest. As previously mentioned, for residential mortgage and home equity loan classes, a partial charge-off may be recorded at 120 days past due as to principal or interest depending on the collateral value and/or the collectability of the loan. In the event that a loan or line in the home equity loan class is behind another financial institution's first mortgage, the entire outstanding balance of the loan is charged off when the loan becomes 120 days past due as to principal or interest, unless the combined loan-to-value ratio is 60% or less. As noted above, loans in the automobile and other consumer loan classes are charged off in its entirety upon the loan becoming 120 days past due as to principal or interest.

Reserve for Credit Losses

The Company's reserve for credit losses is comprised of the Allowance and the Unfunded Reserve.

Allowance for Credit Losses - Loans and Leases (the "Allowance")

The current expected credit loss ("CECL") approach requires an estimate of the credit losses expected over the life of an exposure (or pool of exposures).

The estimate of expected credit losses is based on relevant information about past events, current conditions, and reasonable and supportable ("R&S") forecasts that affect the collectability of the reported amounts. Historical loss experience is generally the starting point for estimating expected credit losses. The Company then considers whether the historical loss experience should be adjusted for asset-specific risk characteristics or current conditions at the reporting date that did not exist over the period from which historical experience was used. The Company also considers future economic conditions and portfolio performance as part of a R&S forecast period.

Portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company has designated two portfolio segments of loans and leases, commercial and consumer. These portfolio segments are further disaggregated into classes, which represent loans and leases of similar type, risk characteristics, and methods for monitoring and assessing credit risk. The commercial portfolio segment is disaggregated into four classes, commercial and industrial, commercial mortgage, construction, and lease financing. The consumer portfolio segment is also disaggregated into four classes, residential mortgage, home equity, auto, and other (which is comprised of revolving credit, installment, and consumer lease financing arrangements). Each commercial and consumer portfolio class is also segmented based on risk characteristics.

Commercial Portfolio Segment

The historical loss experience for the commercial portfolio segment is primarily determined using a Cohort method. This method pools loans into groups ("cohorts") sharing similar risk characteristics based on portfolio class and risk ratings and tracks each cohort's historical net charge-offs to calculate a historical loss rate. The historical loss rates for each cohort are then averaged to calculate an overall historical loss rate which is applied to current loan balances to arrive at the quantitative baseline portion of the Allowance for most of the commercial portfolio segment.

The Company also considers qualitative adjustments to the quantitative baseline such as the impact of current environmental factors at the reporting date that did not exist over the period from which historical experience was used. Relevant factors include, but are not limited to, concentrations of credit risk, such as geographic, large borrower, industry; and economic trends and conditions, such as Hawai'i unemployment, real estate prices and market conditions, and visitor arrivals. The Company also considers changes in underwriting standards, experience and depth of lending staff, trends in delinquencies, and the level of criticized loans.

The Company also incorporates a R&S loss forecast period, which is currently one year, to account for the effect of forecasted economic conditions and other factors on the performance of the commercial portfolio, which could differ from historical loss experience. The Company performs asset quality reviews which includes a review of forecasted delinquencies, gross charge-offs and recoveries, nonperforming assets, criticized loans and leases, and risk rating migration. The results of the asset quality review are used to consider qualitative adjustments to the quantitative baseline. After the one-year R&S loss forecast period, this adjustment assumes an immediate reversion to historical loss rates for the remaining expected life of the loan.

The Company establishes a specific reserve for individually evaluated loans which do not share similar risk characteristics with the loans evaluated using a collective or pooled basis. These individually evaluated loans are removed from the pooling approach discussed above for the quantitative baseline. Individually evaluated loans may include non-accrual and doubtful loans as well as other loans with unique risk characteristics that justify separate analysis as deemed appropriate by management.

Consumer Portfolio Segment

The historical loss experience for the consumer portfolio segment is primarily determined using a Vintage method. This method measures historical loss behavior in the form of a historical loss rate for homogenous loan pools that originate in the same period, known as a vintage. The historical loss rates are then applied to origination loan balances by vintage to determine the quantitative baseline portion of the Allowance for most of the consumer portfolio segment. The homogenous loan pools are segmented according to similar risk characteristics (e.g., residential mortgage, home equity) and may be sub-segmented further based on historical loss behavior. For example, the Company sub-segments residential mortgages by geography and home equity by lien position.

The Company also considers qualitative adjustments to the quantitative baseline. For example, the Company considers the impact of current environmental factors at the reporting date that did not exist over the period from which historical experience was used. The environmental factors considered for the consumer portfolio are similar to the aforementioned factors considered for the commercial portfolio.

The Company also incorporates a R&S loss forecast period, which is currently one year, to account for the effect of forecasted economic conditions and other factors on the performance of the consumer portfolio which could differ from historical loss experience. The Company performs asset quality reviews which include a review of forecasted delinquencies, gross charge-offs and recoveries, and nonperforming assets. Asset quality review results are used to consider qualitative adjustments to the quantitative baseline.

The Company has chosen an immediate reversion back to average historical loss rates following the one-year R&S loss forecast period. The reversion method does not reflect uncertainties beyond the R&S loss forecast period, for which the Company has addressed through other qualitative adjustments.

The Company establishes a specific reserve for individually evaluated loans that do not share similar risk characteristics with the loans evaluated using a collective or pooled basis.

See Note 4 *Loans and Leases and the Allowance for Credit Losses* for more information.

Allowance for Credit Losses - Held-to-Maturity ("HTM") Debt Securities

The Company's HTM debt securities are also required to utilize the CECL approach to estimate expected credit losses. Substantially all of the Company's HTM debt securities are issued by U.S. government agencies or U.S. government-sponsored enterprises. These securities carry the explicit and/or implicit guarantee of the U.S. government and have a long history of zero credit loss. Therefore, the Company did not record an allowance for credit losses for these securities.

Allowance for Credit Losses - Available-for-Sale ("AFS") Debt Securities

The impairment model for available-for-sale ("AFS") debt securities differs from the CECL approach utilized by HTM debt securities because AFS debt securities are measured at fair value rather than amortized cost. Although ASU No. 2016-13 replaced the legacy other-than-temporary impairment ("OTTI") model with a credit loss model, it retained the fundamental nature of the legacy OTTI model. One notable change from the legacy OTTI model is when evaluating whether credit loss exists, an entity may no longer consider the length of time fair value has been less than amortized cost. For AFS debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either criteria is met, the security's amortized cost basis is written down to fair value through income. For AFS debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Changes in the allowance for credit losses are recorded as a provision for (or reversal of) credit losses. Losses are charged against the allowance when management believes the uncollectibility of an AFS security is confirmed or when either of the criteria regarding intent or requirement to sell is met. See Note 3 *Investment Securities* for more information.

Collateral-Dependent Loans

A financial asset is considered collateral-dependent when the debtor is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. For all classes of loans and leases deemed collateral-dependent, the Company elected the practical expedient to estimate expected credit losses based on the collateral's fair value less cost to sell. In most cases, the Company records a partial charge-off to reduce the loan's carrying value to the collateral's fair value less cost to sell. Substantially all of these loans are collateralized by various types of real estate including residential properties; commercial properties such as retail centers, office buildings, and lodging; agriculture land; and vacant land.

Reserve for Unfunded Commitments

The Unfunded Reserve represents the expected credit losses on off-balance sheet commitments such as unfunded commitments to extend credit and standby letters of credit. However, a liability is not recognized for commitments unconditionally cancelable by the Company. The Unfunded Reserve is recognized as a liability (other liabilities in the consolidated statements of condition) and the offsetting adjustment to the reserve is recognized in provision for credit losses in the consolidated statements of income. The Unfunded Reserve is determined by estimating future draws and applying the expected loss rates on those draws. Future draws are based on historical averages of utilization rates (i.e., the likelihood of draws taken). To estimate future draws on unfunded balances, current utilization rates are compared to historical utilization rates. If current utilization rates are below historical utilization rates, the rate difference is applied to the committed balance to estimate the future draw. Expected loss rates are estimated using the loss rates calculated for the corresponding loan category in the Allowance. For the commercial portfolio, the historical loss rates were calculated utilizing the Cohort methodology, while the consumer portfolio utilized the Vintage methodology.

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks, and funds sold. All amounts are readily convertible to cash and have maturities of less than 90 days.

Premises and Equipment

Premises and equipment, including leasehold improvements, are stated at cost, less accumulated depreciation and amortization. Capital leases are included in premises and equipment at the capitalized amount less accumulated amortization.

Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the respective assets. Estimated useful lives generally range up to 30 years for buildings and up to 10 years for equipment. Capitalized leased assets and leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the lease term. Repairs and maintenance are charged to expense as incurred, while improvements which extend the estimated useful life of the asset are capitalized and depreciated over the estimated remaining life of the asset.

Premises and equipment are periodically evaluated for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. Impairment exists when the expected undiscounted future cash flows of premises and equipment are less than its carrying amount. In that event, the Company records a loss for the difference between the carrying amount and the fair value of the asset based on quoted market prices, if applicable, or a discounted cash flow analysis.

Foreclosed Real Estate

Foreclosed real estate consists of properties acquired through foreclosure proceedings or acceptance of a deed-in-lieu of foreclosure. These properties are recorded at fair value less estimated costs to sell the property. If the recorded investment in the loan exceeds the property's fair value at the time of acquisition, a charge-off is recorded against the Allowance. If the fair value of the property at the time of acquisition exceeds the carrying amount of the loan, the excess is recorded either as a recovery to the Allowance if a charge-off had previously been recorded, or as a gain on initial transfer in other noninterest income. Subsequent decreases in the property's fair value and operating expenses of the property are recognized through charges to other noninterest expense. The fair value of the property acquired is based on third party appraisals, broker price opinions, recent sales activity, or a combination thereof, subject to management judgment.

Mortgage Servicing Rights

Mortgage servicing rights are recognized as assets when mortgage loans are sold and the rights to service those loans are retained. Mortgage servicing rights are initially recorded at fair value by using a discounted cash flow model to calculate the present value of estimated future net servicing income.

The Company's mortgage servicing rights accounted for under the fair value method are carried at fair value with changes in fair value recorded in mortgage banking income in the period in which the change occurs. Changes in the fair value of mortgage servicing rights are primarily due to changes in valuation inputs, assumptions, and the collection and realization of expected cash flows.

The Company's mortgage servicing rights accounted for under the amortization method are initially recorded at fair value. However, these mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing income. An impairment analysis is prepared on a quarterly basis by estimating the fair value of the mortgage servicing rights and comparing that value to the carrying amount. A valuation allowance is established when the carrying amount of these mortgage servicing rights exceeds fair value.

Goodwill

Goodwill is initially recorded as the excess of the purchase price over the fair value of the net assets acquired in a business combination and is subsequently evaluated at least annually for impairment. Goodwill impairment testing is performed at the reporting unit level, equivalent to a business segment or one level below. The Company has goodwill assigned to the following reporting unit: Consumer Banking.

The Company performs an annual evaluation of goodwill impairment or more frequently if events or changes in circumstances indicate that there may be impairment. The Company performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The qualitative factors considered include, but are not limited to, macroeconomic and State of Hawai'i economic conditions, industry and market conditions and trends, the Company's financial performance, market capitalization, stock price, and any Company-specific events relevant to the assessment. If the assessment of qualitative factors indicates that it is not more likely than not that an impairment exists, no further testing is performed; otherwise an impairment test is performed. Subsequent reversals of goodwill impairment are prohibited. For the year ended December 31, 2024, the Company's goodwill impairment evaluation, based on its qualitative assessment, indicated there was no impairment.

Non-Marketable Equity Securities

The Company is required to own Federal Home Loan Bank ("FHLB") of Des Moines and Federal Reserve Bank ("FRB") stock as a condition of membership. These non-marketable equity securities are accounted for at cost which equals par or redemption value. These securities do not have a readily determinable fair value as their ownership is restricted and there is no market for these securities. These securities can only be redeemed or sold at their par value and only to the respective issuing government sponsored institution or to another member institution. The Company records these non-marketable equity securities as a component of other assets, which are periodically evaluated for impairment. Management considers these non-marketable equity securities to be long-term investments. Accordingly, when evaluating these securities for impairment, management considers the ultimate recoverability of the par value rather than by recognizing temporary declines in value.

Bank-Owned Life Insurance

The Company purchases life insurance policies on the lives of certain officers and employees and is the owner and beneficiary of the policies. The Company invests in Bank-Owned Life Insurance ("BOLI") policies to provide an efficient form of funding for long-term retirement and other employee benefits costs. The Company invests in Company-Owned Life Insurance ("COLI") policies insuring the lives of certain employees eligible to participate in certain of the deferred compensation as a means of funding benefits under such plans. The Company records these policies in the consolidated statements of condition at cash surrender value, with changes recorded in noninterest income in the consolidated statements of income.

Securities Sold Under Agreements to Repurchase

The Company enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, the Company may transfer legal control over the assets but still retain effective control through an agreement that both entitles and obligates the Company to repurchase the assets. As a result, securities sold under agreements to repurchase are accounted for as collateralized financing arrangements (i.e., secured borrowings) and not as a sale and subsequent repurchase of securities. The obligation to repurchase the securities is reflected as a liability in the Company's consolidated statements of condition, while the securities underlying the securities sold under agreements to repurchase remain in the respective asset accounts.

Pension and Postretirement Benefit Plans

The Company incurs certain employment-related expenses associated with its two frozen pension plans and a postretirement benefit plan (the "Plans"). In order to measure the expense associated with the Plans, various assumptions are made including the discount rate, expected return on plan assets, anticipated mortality rates, and expected future healthcare costs. The assumptions are based on historical experience as well as current facts and circumstances. The Company uses a December 31 measurement date for its Plans. As of the measurement date, plan assets are determined based on fair value, generally representing observable market prices. The projected benefit obligation is primarily determined based on the present value of projected benefit distributions at an assumed discount rate.

Net periodic pension benefit costs include interest costs based on an assumed discount rate, the expected return on plan assets based on actuarially derived market-related values, and the amortization of net actuarial gains or losses. Net periodic postretirement benefit costs include service costs, interest costs based on an assumed discount rate, and the amortization of prior service credits and net actuarial gains or losses. The service cost portion of net periodic postretirement benefit costs is recognized in salaries and benefits and interest cost, expected return on plan assets and amortization of net actuarial gains or losses are recognized in other noninterest expense in the consolidated statements of income. Differences between expected and actual results in each year are included in the net actuarial gain or loss amount, which is recognized in other comprehensive income. The net actuarial gain or loss in excess of a 10% corridor is amortized in net periodic benefit cost over the average remaining expected lives of the pension plan participants and over the average remaining future service years of the postretirement benefit plan participants. The prior service credit is amortized over the average remaining service period to full eligibility for participating employees expected to receive benefits.

The Company recognizes in its consolidated statements of condition an asset for a plan's overfunded status or a liability for a plan's underfunded status. The Company also measures the Plans' assets and obligations that determine its funded status as of the end of the year and recognizes those changes in other comprehensive income, net of tax.

Income Taxes

The Parent files a consolidated federal income tax return with the Bank and its subsidiaries. Calculation of the Company's provision for income taxes requires the interpretation of income tax laws and regulations and the use of estimates and judgments in its determination. The Company is subject to examination by governmental authorities that may give rise to income tax issues due to differing interpretations. Changes to the liability for income taxes also occur due to changes in income tax rates, implementation of new business strategies, resolution of issues with taxing authorities, and newly enacted statutory, judicial, and regulatory guidance.

Deferred income taxes are provided to reflect the tax effect of temporary differences between financial statement carrying amounts and the corresponding tax basis of assets and liabilities. Deferred income taxes are calculated by applying enacted statutory tax rates and tax laws to future years in which temporary differences are expected to reverse. The impact on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period that the tax rate change is enacted. A deferred tax valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized.

The Company's tax sharing policy provides for the settlement of income taxes between each relevant subsidiary as if the subsidiary had filed a separate return. Payments are made to the Parent by subsidiaries with tax liabilities and subsidiaries that generate tax benefits receive payments for those benefits as used.

The Company maintains reserves for certain tax positions that arise in the normal course of business. As of December 31, 2024, these positions were evaluated based on an assessment of probabilities as to the likelihood of whether a liability had been incurred. Such assessments are reviewed as events occur and adjustments to the reserves are made as appropriate. In evaluating a tax position for recognition, the Company evaluates whether it is more likely than not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more likely than not recognition threshold, the tax position is measured and recognized in the Company's Consolidated Financial Statements as the largest amount of tax benefit that, in management's judgment, is greater than 50% likely of being realized upon ultimate settlement.

Treasury Stock

Shares of the Parent's common stock that are repurchased are recorded in treasury stock at cost. On the date of subsequent re-issuance, the treasury stock account is reduced by the cost of such stock on a first-in, first-out basis.

Earnings Per Common Share

Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period, assuming conversion of all potentially dilutive common stock equivalents.

Derivative Financial Instruments and Hedging Activities

Derivative instruments are carried at fair value and recorded in other assets or other liabilities, as appropriate in the consolidated statements of condition with changes in the fair value recorded to earnings or accumulated other comprehensive income, as appropriate. On the date the derivative contract is entered into, the Company designates the derivative as a fair value hedge (i.e., a hedge of the fair value of a recognized asset or liability) or a free-standing derivative instrument. For a derivative designated as a fair value hedge, the changes in the fair value of the derivative instrument and the changes in the fair value of the hedged asset or liability are recognized in current period earnings as an increase or decrease to the carrying value of the hedged item in the consolidated statements of condition and in the related net interest income line item.

The Company formally documents the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative instruments that are designated as hedges to specific assets or liabilities, unrecognized firm commitments or forecasted transactions. The Company also formally assesses, both at the inception of a hedge and on a quarterly basis, whether the derivative instruments used are highly effective in offsetting changes in fair values of hedged items. To qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the derivative contract. The Company assesses a hedge as highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk.

Share-Based Compensation

The Company may grant share-based compensation to employees and non-employee directors in the form of restricted stock and restricted stock units. The fair value of restricted stock is determined based on the closing price of the Parent's common stock on the date of grant. The Company recognizes compensation expense related to restricted stock on a straight-line basis over the vesting period for service-based awards plus additional recognition of costs associated with accelerated vesting based on the projected attainment of Company performance measures.

Advertising Costs

Advertising costs are expensed the first time that advertising takes place. Advertising costs were $7.8 million, $8.2 million, and $10.0 million for the years ended December 31, 2024, 2023 and 2022, respectively.

International Operations

The Bank has operations that are conducted in certain Pacific Islands that are denominated in U.S. dollars. These operations are classified as domestic.

Fair Value Measurements

Fair value measurements apply whenever GAAP requires or permits assets or liabilities to be measured at fair value either on a recurring or nonrecurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. Fair value is based on the assumptions that management believes market participants would use when pricing an asset or liability. Fair value measurement and disclosure guidance established a three-level fair value hierarchy that prioritizes the use of inputs used in valuation methodologies. Management maximizes the use of observable inputs and minimizes the use of unobservable inputs when determining fair value measurements. Management reviews and updates the fair value hierarchy classifications of the Company's assets and liabilities on a quarterly basis. The three-level fair value hierarchy is as follows:

Level 1: Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available. A contractually binding sales price also provides reliable evidence of fair value.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that utilize model-based techniques for which all significant assumptions are observable in the market.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement; inputs to the valuation methodology that utilize model-based techniques for which significant assumptions are not observable in the market; or inputs to the valuation methodology that requires significant management judgment or estimation, some of which may be internally developed.

In some instances, an instrument may fall into multiple levels of the fair value hierarchy. In such instances, the instrument's level within the fair value hierarchy is based on the lowest of the three levels (with Level 3 being the lowest) that is significant to the fair value measurement. The Company's assessment of the significance of an input requires judgment and considers factors specific to the instrument.

See Note 14 *Employee Benefits* and Note 21 *Fair Value of Assets and Liabilities* for the required fair value measurement disclosures.

Accounting Standards Adopted in 2024

During the year ended December 31, 2024, the Company adopted ASU 2023-07, "Improvements to Reportable Segment Disclosures", which requires disclosure of incremental segment information on an annual and interim basis to enable investors to develop more decision-useful financial analyses. The adoption did not have a material impact on the Company's consolidated financial statements. See Note 13 *Business Segments* for more information.

During the year ended December 31, 2024, the Company adopted ASU 2023-09, "Improvements to Income Tax Disclosure", which expands the disclosure requirements for income taxes. The adoption did not have a material impact on the Company's consolidated financial statements. See Note 16 *Income Taxes* for more information.

Accounting Standards Pending Adoption

In November 2024, the FASB issued ASU 2024-03, "Disaggregation of Income Statement Expenses (DISE)." ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement to be presented in a tabular format in the footnotes to the financial statements. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The amendments in ASU 2024-03 should be applied on a prospective basis, although retrospective application is permitted. ASU 2024-03 is not expected to have a material impact on the Company's financial statements.

Note 3. Investment Securities

The amortized cost, gross unrealized gains and losses and fair value of the Company's investment securities as of December 31, 2024 and 2023, were as follows:

(dollars in thousands)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
December 31, 2024							
Available-for-Sale:							
Debt Securities Issued by the U.S. Treasury and Government Agencies	$	257,036	$	221	$	(8,185)	$	249,072
Debt Securities Issued by States and Political Subdivisions		73,208		—		(9,349)		63,859
Debt Securities Issued by U.S. Government-Sponsored Enterprises		1,505		—		(41)		1,464
Debt Securities Issued by Corporations		703,579		376		(32,280)		671,675
Collateralized Mortgage Obligations:							
Residential - Government Agencies or Sponsored Enterprises		1,050,299		322		(115,401)		935,220
Commercial - Government Agencies or Sponsored Enterprises		306,696		199		(23,421)		283,474
Total Collateralized Mortgage Obligations		1,356,995		521		(138,822)		1,218,694
Mortgage-Backed Securities:							
Residential - Government Agencies or Sponsored Enterprises		555,092		130		(70,458)		484,764
Total Mortgage-Backed Securities		555,092		130		(70,458)		484,764
Total	$	2,947,415	$	1,248	$	(259,135)	$	2,689,528
Held-to-Maturity:							
Debt Securities Issued by the U.S. Treasury and Government Agencies	$	131,868	$	—	$	(14,927)	$	116,941
Debt Securities Issued by Corporations		10,490		—		(2,156)		8,334
Collateralized Mortgage Obligations:							
Residential - Government Agencies or Sponsored Enterprises		2,185,210		3		(377,149)		1,808,064
Commercial - Government Agencies or Sponsored Enterprises		416,389		—		(92,211)		324,178
Total Collateralized Mortgage Obligations		2,601,599		3		(469,360)		2,132,242
Mortgage-Backed Securities:							
Residential - Government Agencies or Sponsored Enterprises		1,864,591		37		(309,093)		1,555,535
Commercial - Government Agencies or Sponsored Enterprises		9,995		—		(2,165)		7,830
Total Mortgage-Backed Securities		1,874,586		37		(311,258)		1,563,365
Total	$	4,618,543	$	40	$	(797,701)	$	3,820,882
December 31, 2023							
Available-for-Sale:							
Debt Securities Issued by the U.S. Treasury and Government Agencies	$	223,308	$	361	$	(11,096)	$	212,573
Debt Securities Issued by States and Political Subdivisions		73,417		—		(9,611)		63,806
Debt Securities Issued by U.S. Government-Sponsored Enterprises		1,556		—		(80)		1,476
Debt Securities Issued by Corporations		706,002		142		(48,443)		657,701
Collateralized Mortgage Obligations:							
Residential - Government Agencies or Sponsored Enterprises		892,513		1		(118,151)		774,363
Commercial - Government Agencies or Sponsored Enterprises		157,515		—		(22,592)		134,923
Total Collateralized Mortgage Obligations		1,050,028		1		(140,743)		909,286
Mortgage-Backed Securities:							
Residential - Government Agencies or Sponsored Enterprises		639,701		200		(75,810)		564,091
Total Mortgage-Backed Securities		639,701		200		(75,810)		564,091
Total	$	2,694,012	$	704	$	(285,783)	$	2,408,933
Held-to-Maturity:							
Debt Securities Issued by the U.S. Treasury and Government Agencies	$	131,742	$	—	$	(15,211)	$	116,531
Debt Securities Issued by Corporations		11,483		—		(1,998)		9,485
Collateralized Mortgage Obligations:							
Residential - Government Agencies or Sponsored Enterprises		2,383,375		3		(361,295)		2,022,083
Commercial - Government Agencies or Sponsored Enterprises		425,935		—		(88,932)		337,003
Total Collateralized Mortgage Obligations		2,809,310		3		(450,227)		2,359,086
Mortgage-Backed Securities:							
Residential - Government Agencies or Sponsored Enterprises		2,034,794		26		(274,162)		1,760,658
Commercial - Government Agencies or Sponsored Enterprises		10,006		—		(2,129)		7,877
Total Mortgage-Backed Securities		2,044,800		26		(276,291)		1,768,535
Total	$	4,997,335	$	29	$	(743,727)	$	4,253,637

The Company elected to exclude accrued interest receivable ("AIR") from the amortized cost basis of debt securities disclosed throughout this footnote. For AFS debt securities, AIR totaled $9.0 million for both December 31, 2024 and 2023. For HTM debt securities, AIR totaled $8.6 million and $8.7 million as of December 31, 2024 and 2023, respectively.

The table below presents an analysis of the contractual maturities of the Company's investment securities as of December 31, 2024. Debt securities issued by government agencies (such as Small Business Administration securities), collateralized mortgage obligations, and mortgage-backed securities are disclosed separately, as these investment securities may prepay prior to their scheduled contractual maturity dates.

(dollars in thousands)	Amortized Cost	Fair Value
Available-for-Sale:		
Due in One Year or Less	$ 43,387	$ 42,757
Due After One Year Through Five Years	709,471	687,128
Due After Five Years Through Ten Years	183,649	157,502
	936,507	887,387
Debt Securities Issued by Government Agencies	98,821	98,683
Collateralized Mortgage Obligations:		
Residential - Government Agencies or Sponsored Enterprises	1,050,299	935,220
Commercial - Government Agencies or Sponsored Enterprises	306,696	283,474
Total Collateralized Mortgage Obligations	1,356,995	1,218,694
Mortgage-Backed Securities:		
Residential - Government Agencies or Sponsored Enterprises	555,092	484,764
Total Mortgage-Backed Securities	555,092	484,764
Total	$ 2,947,415	$ 2,689,528
Held-to-Maturity:		
Due in One Year or Less	$ 7,500	$ 7,272
Due After One Year Through Five Years	74,815	67,951
Due After Five Years Through Ten Years	60,043	50,052
	142,358	125,275
Collateralized Mortgage Obligations:		
Residential - Government Agencies or Sponsored Enterprises	2,185,210	1,808,064
Commercial - Government Agencies or Sponsored Enterprises	416,389	324,178
Total Collateralized Mortgage Obligations	2,601,599	2,132,242
Mortgage-Backed Securities:		
Residential - Government Agencies or Sponsored Enterprises	1,864,591	1,555,535
Commercial - Government Agencies or Sponsored Enterprises	9,995	7,830
Total Mortgage-Backed Securities	1,874,586	1,563,365
Total	$ 4,618,543	$ 3,820,882

Investment securities with carrying values of $7.2 billion and $7.1 billion as of December 31, 2024 and 2023, respectively, were pledged to secure deposits of governmental entities, securities sold under agreements to repurchase, support the Company's borrowing capacity with the FRB, and secure derivative transactions.

The table below presents the gains and losses from the sales of investment securities for the years ended December 31, 2024, 2023 and 2022.

(dollars in thousands)	2024	2023	2022
Gross Gains on Sales of Investment Securities	$ —	$ 146	$ 1
Gross Losses on Sales of Investment Securities	(7,507)	(11,601)	(6,112)
Net Losses on Sales of Investment Securities	$ (7,507)	$ (11,455)	$ (6,111)

The losses on sales of investment securities during the year ended December 31, 2023 included a $4.6 million realized loss from sales of various corporate and municipal bonds, a strategic decision made by the Company to reduce the size of its AFS portfolio. In addition, fees paid to the counterparties of the Company's prior Visa Class B share sale transactions, which are expensed as incurred, also contributed to the losses during the years ended December 31, 2024, 2023 and 2022.

The following table summarizes the Company's AFS debt securities in an unrealized loss position for which an allowance for credit losses has not been recorded, aggregated by major security type and length of time in a continuous unrealized loss position:

(dollars in thousands)	Less Than 12 Months		12 Months or Longer		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2024						
Available-for-Sale:						
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 38,854	$ (288)	$ 157,456	$ (7,897)	$ 196,310	$ (8,185)
Debt Securities Issued by States and Political Subdivisions	—	—	63,644	(9,349)	63,644	(9,349)
Debt Securities Issued by U.S. Government - Sponsored Enterprises	—	—	1,464	(41)	1,464	(41)
Debt Securities Issued by Corporations	24,892	(108)	546,407	(32,172)	571,299	(32,280)
Collateralized Mortgage Obligations:						
Residential - Government Agencies or Sponsored Enterprises	153,104	(275)	673,141	(115,126)	826,245	(115,401)
Commercial - Government Agencies or Sponsored Enterprises	92,485	(5)	128,430	(23,416)	220,915	(23,421)
Total Collateralized Mortgage Obligations	245,589	(280)	801,571	(138,542)	1,047,160	(138,822)
Mortgage-Backed Securities:						
Residential - Government Agencies or Sponsored Enterprises	135	—	480,189	(70,458)	480,324	(70,458)
Total Mortgage-Backed Securities	135	—	480,189	(70,458)	480,324	(70,458)
Total	$ 309,470	$ (676)	$ 2,050,731	$ (258,459)	$ 2,360,201	$ (259,135)
December 31, 2023						
Available-for-Sale:						
Debt Securities Issued by the U.S. Treasury and Government Agencies	$ 7,171	$ (16)	$ 155,341	$ (11,080)	$ 162,512	$ (11,096)
Debt Securities Issued by States and Political Subdivisions	237	(2)	63,509	(9,609)	63,746	(9,611)
Debt Securities Issued by U.S. Government - Sponsored Enterprises	—	—	1,476	(80)	1,476	(80)
Debt Securities Issued by Corporations	220,987	(4,013)	411,573	(44,430)	632,560	(48,443)
Collateralized Mortgage Obligations:						
Residential - Government Agencies or Sponsored Enterprises	9,624	(13)	763,476	(118,138)	773,100	(118,151)
Commercial - Government Agencies or Sponsored Enterprises	—	—	134,923	(22,592)	134,923	(22,592)
Total Collateralized Mortgage Obligations	9,624	(13)	898,399	(140,730)	908,023	(140,743)
Mortgage-Backed Securities:						
Residential - Government Agencies or Sponsored Enterprises	4	—	559,247	(75,810)	559,251	(75,810)
Total Mortgage-Backed Securities	4	—	559,247	(75,810)	559,251	(75,810)
Total	$ 238,023	$ (4,044)	$ 2,089,545	$ (281,739)	$ 2,327,568	$ (285,783)

The Company does not believe the AFS debt securities that were in an unrealized loss position as of December 31, 2024, which were comprised of 386 individual securities, represent a credit loss impairment. As of December 31, 2024 and 2023, total gross unrealized losses were attributable to changes in interest rates, relative to when the investment securities were purchased, and not due to the credit quality of the investment securities. Mortgage-backed securities issued by U.S. government agencies or U.S. government-sponsored enterprises carry the explicit and/or implicit guarantee of the U.S. government, are widely recognized as "risk free," and have a long history of zero credit loss. Debt securities issued by corporations are of high credit quality and the issuers continue to make timely principal and interest payments. The Company does not intend to sell the investment securities that were in an unrealized loss position and it is not more likely than not that the Company will be required to sell the investment securities before recovery of their amortized cost basis, which may be at maturity. As of December 31, 2024, the Company determined that the unrealized loss positions in AFS securities were not the result of credit losses, and management had the intent and ability to hold to recovery, therefore, an allowance for credit losses was not recorded.

Substantially all of the Company's HTM debt securities are issued by U.S. government agencies or U.S. government-sponsored enterprises. These securities carry the explicit and/or implicit guarantee of the U.S. government, are widely recognized as "risk free," and have a long history of zero credit loss. Therefore, the Company did not record an allowance for credit losses for these securities as of December 31, 2024.

Interest income from taxable and non-taxable investment securities for the years ended December 31, 2024, 2023 and 2022 were as follows:

(dollars in thousands)	Year Ended December 31,					
	2024		2023		2022	
Taxable	$	174,782	$	186,082	$	151,953
Non-Taxable		438		196		92
Total Interest Income from Investment Securities	$	175,220	$	186,278	$	152,045

Note 4. Loans and Leases and the Allowance for Credit Losses

Loans and Leases

The Company's loan and lease portfolio was comprised of the following as of December 31, 2024 and 2023:

(dollars in thousands)	December 31,			
	2024		2023	
Commercial				
Commercial Mortgage	$	4,020,622	$	3,749,016
Commercial and Industrial		1,705,133		1,664,068
Construction		308,898		304,463
Lease Financing		90,756		59,939
Total Commercial		6,125,409		5,777,486
Consumer				
Residential Mortgage		4,628,283		4,684,171
Home Equity		2,165,514		2,264,827
Automobile		764,146		837,830
Other		392,628		400,712
Total Consumer		7,950,571		8,187,540
Total Loans and Leases	$	14,075,980	$	13,965,026

The majority of the Company's lending activity is with customers located within the State of Hawai'i. A substantial portion of the Company's real estate loans are secured by real estate within Hawai'i.

The Company elected to exclude AIR from the amortized cost basis of loans and leases disclosed throughout this footnote. As of both December 31, 2024 and 2023, AIR for loans and leases totaled $48.4 million.

Allowance for Credit Losses (the "Allowance")

The following presents by portfolio segment, the activity in the Allowance for the years ended December 31, 2024, 2023 and 2022.

(dollars in thousands)		Commercial		Consumer		Total
For the Year Ended December 31, 2024						
Allowance for Credit Losses:						
Balance at Beginning of Period	$	74,074	$	72,329	$	146,403
Loans and Leases Charged-Off		(2,609)		(16,527)		(19,136)
Recoveries on Loans and Leases Previously Charged-Off		832		5,374		6,206
Net Loans and Leases Charged-Off		(1,777)		(11,153)		(12,930)
Provision for Credit Losses		11,603		3,452		15,055
Balance at End of Period	$	83,900	$	64,628	$	148,528
For the Year Ended December 31, 2023						
Allowance for Credit Losses:						
Balance at Beginning of Period	$	63,900	$	80,539	$	144,439
Loans and Leases Charged-Off		(987)		(13,980)		(14,967)
Recoveries on Loans and Leases Previously Charged-Off		350		6,799		7,149
Net Loans and Leases Charged-Off		(637)		(7,181)		(7,818)
Provision for Credit Losses		10,811		(1,029)		9,782
Balance at End of Period	$	74,074	$	72,329	$	146,403
For the Year Ended December 31, 2022						
Allowance for Credit Losses:						
Balance at Beginning of Period	$	64,950	$	92,871	$	157,821
Loans and Leases Charged-Off		(925)		(12,417)		(13,342)
Recoveries on Loans and Leases Previously Charged-Off		552		7,671		8,223
Net Loans and Leases Charged-Off		(373)		(4,746)		(5,119)
Provision for Credit Losses		(677)		(7,586)		(8,263)
Balance at End of Period	$	63,900	$	80,539	$	144,439

Credit Quality Indicators

The Company uses several credit quality indicators to manage credit risk in an ongoing manner. The Company uses an internal credit risk rating system that categorizes loans and leases into pass, special mention, or classified categories. Credit risk ratings are applied individually to those classes of loans and leases that have significant or unique credit characteristics that benefit from a case-by-case evaluation. These are typically loans and leases to businesses or individuals in the classes which comprise the commercial portfolio segment. Groups of loans and leases that are underwritten and structured using standardized criteria and characteristics are typically monitored and risk-rated collectively. These are typically loans and leases to individuals in the classes which comprise the consumer portfolio segment.

The following are the definitions of the Company's credit quality indicators:

Pass: Loans and leases in all classes within the commercial and consumer portfolio segments that are not adversely rated, are generally contractually current as to principal and interest, and are otherwise in compliance with the contractual terms of the loan or lease agreement. Residential mortgage loans that are past due 90 days or more as to principal or interest may be considered Pass if the current loan-to-value ratio is 60% or less. Home equity loans that are past due 90 days or more as to principal or interest may be considered Pass if: a) the home equity loan is in first lien position and the current loan-to-value ratio is 60% or less; or b) the first mortgage is with the Company and the current combined loan-to-value ratio is 60% or less.

Special Mention: Loans and leases in the classes within the commercial portfolio segment that have potential weaknesses that warrant management's close attention. If not addressed, these potential weaknesses may result in deterioration of the repayment prospects for the loan or lease. The Special Mention credit quality indicator is not used for the consumer portfolio segment.

Classified: Loans and leases in the classes within the commercial portfolio segment that have a well-defined weakness or weaknesses and are inadequately protected by the sound worth and paying capacity of the borrower or applicable collateral, if any. Classified loans and leases are also those in the classes within the consumer portfolio segment that are past due 90 days or more as to principal or interest (excluding residential mortgage and home equity loans which meet the criteria for being considered Pass).

For Pass rated credits in the commercial portfolio, most risk ratings are certified at a minimum annually. For Special Mention or Classified Credits in the commercial portfolio, risk ratings are reviewed for appropriateness on an ongoing basis, monthly, or at a minimum, quarterly. The following presents by credit quality indicator, loan class, and year of origination, the amortized cost basis of the Company's loans and leases as of December 31, 2024.

	Term Loans by Origination Year						Revolving Loans	Revolving Loans Converted to Term Loans	Total Loans and Leases
(dollars in thousands)	2024 [1]	2023	2022	2021	2020	Prior			
December 31, 2024									
Commercial									
Commercial Mortgage									
Pass	$ 401,415	$ 687,580	$ 1,091,627	$ 596,386	$ 405,244	$ 600,386	$ 48,655	$ -	$ 3,831,293
Special Mention	-	47,773	1,918	3,348	2,911	15,148	-	-	71,098
Classified	35,770	14,491	24,420	3,136	19,609	20,805	-	-	118,231
Total Commercial Mortgage	$ 437,185	$ 749,844	$ 1,117,965	$ 602,870	$ 427,764	$ 636,339	$ 48,655	$ -	$ 4,020,622
Gross Charge-Offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial and Industrial									
Pass	$ 356,831	$ 281,168	$ 236,802	$ 146,458	$ 135,158	$ 79,258	$ 375,135	$ 276	$ 1,611,086
Special Mention	467	-	-	-	-	-	38,587	-	39,054
Classified	325	15,614	3,483	4,831	6,590	6,427	17,716	7	54,993
Total Commercial and Industrial	$ 357,623	$ 296,782	$ 240,285	$ 151,289	$ 141,748	$ 85,685	$ 431,438	$ 283	$ 1,705,133
Gross Charge-Offs	362	282	-	1,438	128	399	-	-	2,609
Construction									
Pass	$ 89,334	$ 110,153	$ 87,006	$ 1,689	$ 1,279	$ -	$ 16,766	$ -	$ 306,227
Classified	-	-	2,671	-	-	-	-	-	2,671
Total Construction	$ 89,334	$ 110,153	$ 89,677	$ 1,689	$ 1,279	$ -	$ 16,766	$ -	$ 308,898
Gross Charge-Offs	-	-	-	-	-	-	-	-	-
Lease Financing									
Pass	$ 49,360	$ 8,174	$ 9,568	$ 9,751	$ 5,244	$ 7,602	$ -	$ -	$ 89,699
Classified	-	491	37	81	62	386	-	-	1,057
Total Lease Financing	$ 49,360	$ 8,665	$ 9,605	$ 9,832	$ 5,306	$ 7,988	$ -	$ -	$ 90,756
Gross Charge-Offs	-	-	-	-	-	-	-	-	-
Total Commercial	$ 481,935	$ 405,812	$ 348,228	$ 151,283	$ 156,046	$ 100,063	$ 391,901	$ 283	$ 6,125,409
Total Commercial Gross Charge-Offs	$ 362	$ 282	$ -	$ 1,438	$ 128	$ 399	$ -	$ -	$ 2,609
Consumer									
Residential Mortgage									
Pass	$ 268,330	$ 271,985	$ 751,920	$ 1,180,191	$ 919,280	$ 1,232,582	$ -	$ -	$ 4,624,288
Classified	-	-	858	474	735	1,928	-	-	3,995
Total Residential Mortgage	$ 268,330	$ 271,985	$ 752,778	$ 1,180,665	$ 920,015	$ 1,234,510	$ -	$ -	$ 4,628,283
Gross Charge-Offs	-	-	-	337	-	48	-	-	385
Home Equity									
Pass	$ -	$ -	$ -	$ -	$ -	$ 40	$ 2,105,833	$ 55,963	$ 2,161,836
Classified	-	-	-	-	-	-	3,092	586	3,678
Total Home Equity	$ -	$ -	$ -	$ -	$ -	$ 40	$ 2,108,925	$ 56,549	$ 2,165,514
Gross Charge-Offs	-	-	-	-	-	-	429	272	701
Automobile									
Pass	$ 210,145	$ 187,136	$ 210,207	$ 94,492	$ 34,614	$ 26,777	$ -	$ -	$ 763,371
Classified	90	191	224	154	57	59	-	-	775
Total Automobile	$ 210,235	$ 187,327	$ 210,431	$ 94,646	$ 34,671	$ 26,836	$ -	$ -	$ 764,146
Gross Charge-Offs	227	1,578	1,340	1,083	293	821	-	-	5,342
Other									
Pass	$ 133,093	$ 74,068	$ 96,376	$ 52,152	$ 5,149	$ 30,580	$ 533	$ -	$ 391,951
Classified	51	229	246	83	-	68	-	-	677
Total Other	$ 133,144	$ 74,297	$ 96,622	$ 52,235	$ 5,149	$ 30,648	$ 533	$ -	$ 392,628
Gross Charge-Offs	1,431	2,151	2,901	1,869	326	1,421	-	-	10,099
Total Consumer	$ 611,709	$ 533,609	$ 1,059,831	$ 1,327,546	$ 959,835	$ 1,292,034	$ 2,109,458	$ 56,549	$ 7,950,571
Total Consumer Gross Charge-Offs	$ 1,658	$ 3,729	$ 4,241	$ 3,289	$ 619	$ 2,290	$ 429	$ 272	$ 16,527
Total Loans and Leases	$ 1,093,644	$ 939,421	$ 1,408,059	$ 1,478,829	$ 1,115,881	$ 1,392,097	$ 2,501,359	$ 56,832	$ 14,075,980
Total Gross Charge-Offs	$ 2,020	$ 4,011	$ 4,241	$ 4,727	$ 747	$ 2,689	$ 429	$ 272	$ 19,136

[1] Loans reported as Special Mention or Classified in the 2024 column represent renewal of loans that originated in an earlier period.

During the year ended December 31, 2024, $12.7 million in revolving loans were converted to term loans.

The following presents by credit quality indicator, loan class, and year of origination, the amortized cost basis of the Company's loans and leases as of December 31, 2023.

(dollars in thousands)	**Term Loans by Origination Year**						**Revolving Loans**	**Revolving Loans Converted to Term Loans**	**Total Loans and Leases**
	2023 [1]	**2022**	**2021**	**2020**	**2019**	**Prior**			
December 31, 2023									
Commercial									
Commercial Mortgage									
Pass	$ 788,558	$ 1,043,472	$ 679,258	$ 432,896	$ 244,767	$ 419,225	$ 41,292	$ -	$ 3,649,468
Special Mention	30,356	18,636	-	3,875	-	9,153	-	-	62,020
Classified	5,829	155	3,724	13,112	535	14,173	-	-	37,528
Total Commercial Mortgage	$ 824,743	$ 1,062,263	$ 682,982	$ 449,883	$ 245,302	$ 442,551	$ 41,292	$ -	$ 3,749,016
Gross Charge-Offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial and Industrial									
Pass	$ 319,451	$ 294,142	$ 231,485	$ 157,745	$ 40,696	$ 77,789	$ 380,524	$ 450	$ 1,502,282
Special Mention	50,792	5,555	-	-	657	-	39,278	-	96,282
Classified	11,790	5,846	8,928	6,625	-	9,199	23,103	13	65,504
Total Commercial and Industrial	$ 382,033	$ 305,543	$ 240,413	$ 164,370	$ 41,353	$ 86,988	$ 442,905	$ 463	$ 1,664,068
Gross Charge-Offs	500	208	-	84	-	195	-	-	987
Construction									
Pass	$ 77,163	$ 149,183	$ 50,996	$ -	$ 16,009	$ -	$ 9,777	$ -	$ 303,128
Special Mention	-	-	-	1,335	-	-	-	-	1,335
Total Construction	$ 77,163	$ 149,183	$ 50,996	$ 1,335	$ 16,009	$ -	$ 9,777	$ -	$ 304,463
Gross Charge-Offs	-	-	-	-	-	-	-	-	-
Lease Financing									
Pass	$ 9,867	$ 13,409	$ 13,795	$ 8,493	$ 5,385	$ 7,650	$ -	$ -	$ 58,599
Classified	600	51	117	94	-	478	-	-	1,340
Total Lease Financing	$ 10,467	$ 13,460	$ 13,912	$ 8,587	$ 5,385	$ 8,128	$ -	$ -	$ 59,939
Total Commercial	$ 1,294,406	$ 1,530,449	$ 988,303	$ 624,175	$ 308,049	$ 537,667	$ 493,974	$ 463	$ 5,777,486
Total Commercial Gross Charge-Offs	$ 500	$ 208	$ -	$ 84	$ -	$ 195	$ -	$ -	$ 987
Consumer									
Residential Mortgage									
Pass	$ 297,532	$ 796,979	$ 1,249,917	$ 977,377	$ 303,098	$ 1,057,267	$ -	$ -	$ 4,682,170
Classified	-	-	426	-	-	1,575	-	-	2,001
Total Residential Mortgage	$ 297,532	$ 796,979	$ 1,250,343	$ 977,377	$ 303,098	$ 1,058,842	$ -	$ -	$ 4,684,171
Gross Charge-Offs	$ -	$ -	$ -	$ -	$ -	$ 6	$ -	$ -	$ 6
Home Equity									
Pass	$ -	$ -	$ -	$ -	$ -	$ 43	$ 2,215,970	$ 46,794	$ 2,262,807
Classified	-	-	-	-	-	-	1,229	791	2,020
Total Home Equity	$ -	$ -	$ -	$ -	$ -	$ 43	$ 2,217,199	$ 47,585	$ 2,264,827
Gross Charge-Offs	-	-	-	-	-	-	32	50	82
Automobile									
Pass	$ 250,380	$ 301,968	$ 149,915	$ 64,734	$ 46,396	$ 24,038	$ -	$ -	$ 837,431
Classified	84	108	11	46	72	78	-	-	399
Total Automobile	$ 250,464	$ 302,076	$ 149,926	$ 64,780	$ 46,468	$ 24,116	$ -	$ -	$ 837,830
Gross Charge-Offs	261	1,299	1,354	608	746	979	-	-	5,247
Other									
Pass	$ 102,563	$ 141,421	$ 92,312	$ 13,074	$ 16,897	$ 32,519	$ 1,277	$ -	$ 400,063
Classified	65	224	165	22	93	80	-	-	649
Total Other	$ 102,628	$ 141,645	$ 92,477	$ 13,096	$ 16,990	$ 32,599	$ 1,277	$ -	$ 400,712
Gross Charge-Offs	1,415	2,551	1,841	364	1,269	1,205	-	-	8,645
Total Consumer	$ 650,624	$ 1,240,700	$ 1,492,746	$ 1,055,253	$ 366,556	$ 1,115,600	$ 2,218,476	$ 47,585	$ 8,187,540
Total Consumer Gross Charge-Offs	$ 1,676	$ 3,850	$ 3,195	$ 972	$ 2,015	$ 2,190	$ 32	$ 50	$ 13,980
Total Loans and Leases	$ 1,945,030	$ 2,771,149	$ 2,481,049	$ 1,679,428	$ 674,605	$ 1,653,267	$ 2,712,450	$ 48,048	$ 13,965,026
Total Gross Charge-Offs	$ 2,176	$ 4,058	$ 3,195	$ 1,056	$ 2,015	$ 2,385	$ 32	$ 50	$ 14,967

[1] Loans reported as Special Mention or Classified in the 2023 column represent renewal of loans that originated in an earlier period.

During the year ended December 31, 2023, $13.2 million in revolving loans were converted to term loans.

Aging Analysis

Loans and leases are considered to be past due once becoming 30 days delinquent. For the consumer portfolio, this generally represents two missed monthly payments. The following presents by class, an aging analysis of the Company's loan and lease portfolio as of December 31, 2024 and 2023.

(dollars in thousands)	30 - 59 Days Past Due	60 - 89 Days Past Due	Past Due 90 Days or More	Non-Accrual	Total Past Due and Non-Accrual	Current	Total Loans and Leases	Non-Accrual Loans and Leases that are Current
December 31, 2024								
Commercial								
Commercial Mortgage	$ —	$ —	$ —	$ 2,450	$ 2,450	$ 4,018,172	$ 4,020,622	$ —
Commercial and Industrial	90	117	—	4,627	4,834	1,700,299	1,705,133	—
Construction	—	—	—	—	—	308,898	308,898	—
Lease Financing	—	—	—	—	—	90,756	90,756	—
Total Commercial	90	117	—	7,077	7,284	6,118,125	6,125,409	—
Consumer								
Residential Mortgage	5,184	4,174	3,984	5,052	18,394	4,609,889	4,628,283	424
Home Equity	6,109	2,753	2,845	4,514	16,221	2,149,293	2,165,514	1,438
Automobile	16,443	1,661	776	—	18,880	745,266	764,146	—
Other	2,565	1,076	677	—	4,318	388,310	392,628	—
Total Consumer	30,301	9,664	8,282	9,566	57,813	7,892,758	7,950,571	1,862
Total	$ 30,391	$ 9,781	$ 8,282	$ 16,643	$ 65,097	$ 14,010,883	$14,075,980	$ 1,862
December 31, 2023								
Commercial								
Commercial Mortgage	$ —	$ —	$ —	$ 2,884	$ 2,884	$ 3,746,132	$ 3,749,016	$ 2,884
Commercial and Industrial	6,748	514	—	39	7,301	1,656,767	1,664,068	36
Construction	—	—	—	—	—	304,463	304,463	—
Lease Financing	—	—	—	—	—	59,939	59,939	—
Total Commercial	6,748	514	—	2,923	10,185	5,767,301	5,777,486	2,920
Consumer								
Residential Mortgage	4,547	317	3,814	2,935	11,613	4,672,558	4,684,171	867
Home Equity	4,210	1,967	1,734	3,791	11,702	2,253,125	2,264,827	1,101
Automobile	13,242	1,478	399	—	15,119	822,711	837,830	—
Other	1,968	1,019	648	—	3,635	397,077	400,712	—
Total Consumer	23,967	4,781	6,595	6,726	42,069	8,145,471	8,187,540	1,968
Total	$ 30,715	$ 5,295	$ 6,595	$ 9,649	$ 52,254	$ 13,912,772	$13,965,026	$ 4,888

Non-Accrual Loans and Leases

The following presents the non-accrual loans and leases as of December 31, 2024 and 2023.

(dollars in thousands)	December 31, 2024			December 31, 2023		
	Non-Accrual Loans with a Related ACL	Non-Accrual Loans without a Related ACL	Total Non-Accrual Loans	Non-Accrual Loans with a Related ACL	Non-Accrual Loans without a Related ACL	Total Non-Accrual Loans
Commercial						
Commercial Mortgage	$ —	$ 2,450	$ 2,450	$ —	$ 2,884	$ 2,884
Commercial and Industrial	3,695	932	4,627	39	—	39
Total Commercial	3,695	3,382	7,077	39	2,884	2,923
Consumer						
Residential Mortgage	5,052	—	5,052	2,935	—	2,935
Home Equity	4,514	—	4,514	3,791	—	3,791
Total Consumer	9,566	—	9,566	6,726	—	6,726
Total	$ 13,261	$ 3,382	$ 16,643	$ 6,765	$ 2,884	$ 9,649

Payments received on non-accrual status are normally applied against the principal balance of the loan or lease. Payments may be recognized as income if full collection of principal and interest is reasonably assured.

Loan Modifications to Borrowers Experiencing Financial Difficulty

Modifications to borrowers experiencing financial difficulty may include interest rate reductions, principal or interest forgiveness, forbearances, term extensions, and other actions intended to minimize economic loss and to avoid foreclosure or repossession of collateral. The following illustrates the most common loan modifications by loan classes offered by the Company:

Loan Classes	Modification Types
Commercial:	Term extension, interest rate reductions, other-than-insignificant payment delay, or combination thereof. These modifications extend the term of the loan, lower the payment amount, or results in an other-than-insignificant payment delay during a defined period for the purpose of providing borrowers additional time to return to compliance with the original loan term.
Residential Mortgage/ Home Equity:	Forbearance period greater than six months. These modifications require reduced or no payments during the forbearance period for the purpose of providing borrowers additional time to return to compliance with the original loan term.
Residential Mortgage/ Home Equity:	Term extension and rate adjustment. These modifications extend the term of the loan and provides for an adjustment to the interest rate, which reduces the monthly payment requirement.
Automobile/ Direct Installment:	Term extension greater than three months. These modifications extend the term of the loan, which reduces the monthly payment requirement.

The following table presents the amortized cost basis of loan modifications made to borrowers experiencing financial difficulty during the year ended December 31, 2024 and 2023.

(dollars in thousands)	Term Extension	Interest Rate Reduction	Payment Delay and Term Extension[1]	Extension and Interest Rate Reduction	Payment Delay	Total	% of Total Class of Loans and Leases
For the Year Ended December 31, 2024							
Commercial							
Commercial Mortgage	$ 2,450	$ —	$ —	$ —	$ —	$ 2,450	0.06%
Commercial and Industrial	97	—	4,023	—	—	4,120	0.24%
Total Commercial	2,547	—	4,023	—	—	6,570	0.11%
Consumer							
Residential Mortgage	—	—	—	—	14,369	14,369	0.31%
Home Equity	—	—	—	—	1,070	1,070	0.05%
Automobile	14,492	—	774	—	—	15,266	2.00%
Other	1,827	—	56	—	—	1,883	0.48%
Total Consumer	16,319	—	830	—	15,439	32,588	0.41%
Total Loans and Leases	$ 18,866	$ —	$ 4,853	$ —	$ 15,439	$ 39,158	0.28%
For the Year Ended December 31, 2023							
Commercial							
Commercial Mortgage	$ —	$ 939	$ —	$ —	$ 3,976	$ 4,915	0.13%
Commercial and Industrial	105	—	5,509	—	1,615	7,229	0.44%
Total Commercial	105	939	5,509	—	5,591	12,144	0.21%
Consumer							
Residential Mortgage	131	—	—	—	—	131	0.00%
Home Equity	133	—	—	616	—	749	0.03%
Automobile	10,026	—	1,179	—	—	11,205	1.34%
Other	1,101	—	248	—	—	1,349	0.34%
Total Consumer	11,391	—	1,427	616	—	13,434	0.16%
Total Loans and Leases	$ 11,496	$ 939	$ 6,936	$ 616	$ 5,591	$ 25,578	0.18%

1. Includes forbearance plans.

The following table presents the financial effect of loan modifications made to borrowers experiencing financial difficulty during the year ended December 31, 2024 and 2023.

(dollars in thousands)	Weighted-Average Months of Term Extension	Weighted-Average Payment Deferral[1]		Weighted-Average Interest Rate Reduction
For the Year Ended December 31, 2024				
Commercial				
Commercial Mortgage	2	$	—	—
Commercial and Industrial	12		593	—
Consumer				
Residential Mortgage	—	$	12	—
Home Equity	—		14	—
Automobile	22		1	—
Other	21		—	—
For the Year Ended December 31, 2023				
Commercial				
Commercial Mortgage	—	$	39	2.50%
Commercial and Industrial	6		1,267	—
Consumer				
Residential Mortgage	58	$	5	—
Home Equity	107		—	2.88%
Automobile	21		1	—
Other	19		1	—

[1.] Includes forbearance plans.

The following table presents the loan modifications made to borrowers experiencing financial difficulty that defaulted during the years ended December 31, 2024 and 2023.

(dollars in thousands)	Term Extension		Payment Delay and Term Extension		Total	
For the Year Ended December 31, 2024						
Commercial						
Commercial Mortgage	$	—	$	32	$	32
Commercial and Industrial		2,450		—		2,450
Total Commercial		2,450		32		2,482
Consumer						
Automobile		597		38		635
Other		219		—		219
Total Consumer		816		38		854
Total Loans and Leases	$	3,266	$	70	$	3,336
For the Year Ended December 31, 2023						
Consumer						
Automobile	$	425	$	—	$	425
Other		132		—		132
Total Consumer		557		—		557
Total Loans and Leases	$	557	$	—	$	557

The following table presents the aging analysis of loan modifications made to borrowers experiencing financial difficulty as of December 31, 2024 and 2023.

(dollars in thousands)	Current		30 - 59 Days Past Due		60 - 89 Days Past Due		Past Due 90 Days or More		Non-Accrual		Total
For the Year Ended December 31, 2024											
Commercial											
Commercial Mortgage	$	4,120	$	—	$	—	$	—	$	—	4,120
Commercial and Industrial		—		—		—		—		2,450	2,450
Total Commercial		4,120		—		—		—		2,450	6,570
Consumer											
Residential Mortgage		14,369		—		—		—		—	14,369
Home Equity		1,070		—		—		—		—	1,070
Automobile		12,025		2,958		166		117		—	15,266
Other		1,648		90		96		49		—	1,883
Total Consumer		29,112		3,048		262		166		—	32,588
Total Loans and Leases	$	33,232	$	3,048	$	262	$	166	$	2,450	$ 39,158
For the Year Ended December 31, 2023											
Commercial											
Commercial Mortgage	$	4,915	$	—	$	—	$	—	$	—	4,915
Commercial and Industrial		7,142		87		—		—		—	$ 7,229
Total Commercial		12,057		87		—		—		—	12,144
Consumer											
Residential Mortgage		—		—		—		—		131	131
Home Equity		133		—		—		—		616	749
Automobile		8,884		2,027		158		136		—	11,205
Other		1,132		115		27		75		—	1,349
Total Consumer		10,149		2,142		185		211		747	13,434
Total Loans and Leases	$	22,206	$	2,229	$	185	$	211	$	747	$ 25,578

Foreclosure Proceedings

Consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure totaled $6.8 million and $4.9 million as of December 31, 2024 and 2023, respectively.

Note 5. Mortgage Servicing Rights

The Company's portfolio of residential mortgage loans serviced for third parties was $2.5 billion and $2.6 billion as of December 31, 2024 and 2023, respectively. Substantially all of these loans were originated by the Company and sold to third parties on a non-recourse basis with servicing rights retained. These retained servicing rights are recorded as a servicing asset and are initially recorded at fair value (see Note 21 *Fair Value of Assets and Liabilities* for more information). Changes to the balance of mortgage servicing rights are recorded in noninterest income under Mortgage Banking in the Company's consolidated statements of income.

The Company's mortgage servicing activities include collecting principal, interest, and escrow payments from borrowers; making tax and insurance payments on behalf of borrowers; monitoring delinquencies and executing foreclosure proceedings; and accounting for and remitting principal and interest payments to investors. Servicing income, including late and ancillary fees, was $5.5 million for the year ended December 31, 2024, $5.6 million for 2023 and $6.0 million for 2022. Servicing income is recorded in noninterest income under Mortgage Banking in the Company's consolidated statements of income. The Company's residential mortgage investor loan servicing portfolio is primarily comprised of fixed rate loans concentrated in Hawai'i.

For the years ended December 31, 2024, 2023 and 2022, the change in the fair value of the Company's mortgage servicing rights accounted for under the fair value measurement method was as follows:

(dollars in thousands)		2024		2023		2022
Balance at Beginning of Year	$	678	$	717	$	800
Changes in Fair Value Due to Payoffs		(31)		(39)		(83)
Balance at End of Year	$	647	$	678	$	717

For the years ended December 31, 2024, 2023 and 2022, the change in the carrying value of the Company's mortgage servicing rights accounted for under the amortization method was as follows:

(dollars in thousands)		2024		2023		2022
Balance at Beginning of Year	$	20,201	$	21,902	$	21,451
Servicing Rights that Resulted From Asset Transfers		466		528		1,217
Amortization		(2,115)		(2,229)		(2,595)
Valuation Allowance Recovery		—		—		1,829
Balance at End of Year	$	18,552	$	20,201	$	21,902
Valuation Allowance:						
Balance at Beginning of Year	$	—	$	—	$	(1,829)
Valuation Allowance Recovery		—		—		1,829
Balance at End of Year	$	—	$	—	$	—
Fair Value:						
Balance at Beginning of Year	$	26,173	$	27,323	$	21,451
Balance at End of Year	$	24,989	$	26,173	$	27,323

The key data and assumptions used in estimating the fair value of the Company's mortgage servicing rights as of December 31, 2024 and 2023 were as follows:

	December 31,	
	2024	2023
Weighted-Average Constant Prepayment Rate [1]	4.00%	4.06%
Weighted-Average Life (in years)	9.28	9.44
Weighted-Average Note Rate	3.74%	3.67%
Weighted-Average Discount Rate [2]	9.92%	9.48%

[1.] Represents annualized loan prepayment rate assumption.
[2.] Derived from multiple interest rate scenarios that incorporate a spread to a market yield curve and market volatilities.

A sensitivity analysis of the Company's fair value of mortgage servicing rights to changes in certain key assumptions as of December 31, 2024 and 2023 is presented in the following table.

		December 31,		
(dollars in thousands)		2024		2023
Constant Prepayment Rate				
Decrease in fair value from 25 basis points ("bps") adverse change	$	(306)	$	(326)
Decrease in fair value from 50 bps adverse change		(606)		(645)
Discount Rate				
Decrease in fair value from 25 bps adverse change		(282)		(303)
Decrease in fair value from 50 bps adverse change		(558)		(600)

This analysis generally cannot be extrapolated because the relationship of a change in one key assumption to the change in the fair value of the Company's mortgage servicing rights usually is not linear. Also, the effect of changing one key assumption without changing other assumptions is not realistic.

Note 6. Premises and Equipment

The components of the Company's premises and equipment as of December 31, 2024 and 2023 were as follows:

(dollars in thousands)		Cost		Accumulated Depreciation and Amortization		Net Book Value
December 31, 2024						
Premises	$	394,619	$	(250,169)	$	144,450
Equipment		128,949		(89,470)		39,479
Finance Leases		3,619		(3,068)		551
Total	$	527,187	$	(342,707)	$	184,480
December 31, 2023						
Premises	$	380,837	$	(240,471)	$	140,366
Equipment		139,631		(87,230)		52,401
Finance Leases		6,593		(4,505)		2,088
Total	$	527,061	$	(332,206)	$	194,855

Depreciation and amortization (including finance lease amortization) included in noninterest expense was $20.1 million, $21.3 million, and $21.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

There was no impairment of the Company's premises and equipment for the years ended December 31, 2024, 2023 and 2022.

Note 7. Other Assets

The components of the Company's other assets as of December 31, 2024 and 2023 were as follows:

(dollars in thousands)		December 31, 2024		2023
Low-Income Housing and Other Equity Investments	$	233,202	$	208,858
Deferred Tax Assets and Tax Receivable		172,499		183,691
Derivative Financial Instruments		161,473		95,069
Federal Home Loan Bank of Des Moines Stock		34,750		34,750
Federal Reserve Bank Stock		30,339		27,522
Prepaid Expenses		22,623		18,237
Deferred Compensation Plan Assets		18,155		13,448
Accounts Receivable		16,981		17,073
Foreclosed Real Estate		2,657		2,098
Other		44,279		40,810
Total Other Assets	$	736,958	$	641,556

Note 8. Deposits

Time Deposits

As of December 31, 2024 and 2023, the Company's total time deposits were $3.1 billion. As of December 31, 2024, the contractual maturities of these time deposits were as follows:

(dollars in thousands)		Amount
2025	$	2,896,318
2026		132,765
2027		15,986
2028		8,091
2029		3,771
Thereafter		2,644
Total	$	3,059,575

The amount of time deposits with balances over $250,000 was $1.9 billion and $2.1 billion as of December 31, 2024 and 2023, respectively. As of December 31, 2024, the contractual maturities of these time deposits were as follows:

(dollars in thousands)	Amount
Three Months or Less	$ 852,256
Over Three Months through Six Months	412,923
Over Six Months through Twelve Months	551,674
Over Twelve Months	103,248
Total	$ 1,920,101

Public Deposits

As of December 31, 2024 and 2023, deposits of governmental entities of $1.9 billion and $2.0 billion, respectively, required collateralization by acceptable investment securities of the Company.

Note 9. Securities Sold Under Agreements to Repurchase

Details of the Company's securities sold under agreements to repurchase as of December 31, 2024 and 2023 were as follows:

(dollars in thousands)	December 31, 2024 Amounts Outstanding	Weighted-Average Interest Rate	Weighted-Avg Maturity (in years)	December 31, 2023 Amounts Outstanding	Weighted-Average Interest Rate	Weighted-Avg Maturity (in years)
Securities Sold Under Agreements to Repurchase						
Private Institutions	$ 100,000	3.88%	3.9	$ 150,000	3.80%	5.2
Government Entities	—	—	—	490	1.55	0.9
Total	$ 100,000	3.88%	3.9	$ 150,490	3.79%	5.2

As of December 31, 2024, all of the Company's repurchase agreements were at fixed interest rates, with remaining terms ranging from 2027 to 2029. In May 2024, a private institution exercised their right to call on one repurchase agreement with a balance of $50.0 million, resulting in its termination. In November 2024, a repurchase agreement with a government entity matured, leaving an aggregate outstanding balance of $100.0 million to private institutions. Each of our repurchase agreements is accounted for as collateralized financing arrangements (i.e., a secured borrowing) and not as a sale and subsequent repurchases of securities.

The following table presents the remaining contractual maturities of the Company's repurchase agreements as of December 31, 2024 and 2023, disaggregated by the class of collateral pledged.

(dollars in thousands)	Remaining Contractual Maturity of Repurchase Agreements Up to 90 days	91-365 days	1-3 Years	After 3 Years	Total
December 31, 2024					
Class of Collateral Pledged:					
Mortgage-Backed Securities:					
Residential - U.S. Government-Sponsored Enterprises	$ —	$ —	$ 50,064	$ 49,936	$ 100,000
Total	$ —	$ —	$ 50,064	$ 49,936	$ 100,000
December 31, 2023					
Class of Collateral Pledged:					
Debt Securities Issued by States and Political Subdivisions	$ —	$ 490	$ —	$ —	$ 490
Mortgage-Backed Securities:					
Residential - U.S. Government-Sponsored Enterprises	—	—	—	150,000	150,000
Total	$ —	$ 490	$ —	$ 150,000	$ 150,490

Note 10. Other Debt

The Company's other debt as of December 31, 2024 and 2023 were as follows:

(dollars in thousands)	December 31,			
		2024		2023
Federal Home Loan Bank of Des Moines Advances	$	550,000	$	550,000
Finance Lease Obligations		8,274		10,190
Total	$	558,274	$	560,190

As of December 31, 2024, FHLB advances totaled $550.0 million with a weighted-average interest rate of 4.13% and maturity dates ranging from 2026 to 2028. As of December 31, 2024, the Company had an undrawn line of credit with the FHLB of $1.7 billion.

As of December 31, 2024, the Company had an undrawn line of credit with the FRB of $7.4 billion.

Finance lease obligations relate to office space at the Company's headquarters. The lease began in 1993 and has a 60 year term.

As of December 31, 2024, the annual maturities of the Company's other debt, exclusive of finance lease obligations, were expected to be as follows:

(dollars in thousands)		Amount
2025	$	—
2026		50,000
2027		400,000
2028		100,000
2029		—
Total	$	550,000

Note 11. Shareholders' Equity

Regulatory Capital

The table below sets forth the minimum required capital amounts and ratios for well capitalized institutions and the actual capital amounts and ratios for the Company and the Bank as of December 31, 2024 and 2023:

(dollars in thousands)	Well Capitalized Minimum Ratio	Company		Bank
As of December 31, 2024				
Common Shareholders' Equity		$ 1,322,774	$	1,540,431
Common Equity Tier 1 Capital		1,648,889		1,869,247
Tier 1 Capital		1,984,990		1,869,247
Total Capital		2,133,624		2,017,881
Common Equity Tier 1 Capital Ratio	6.5%	11.59%		13.16%
Tier 1 Capital Ratio	8.0%	13.95%		13.16%
Total Capital Ratio	10.0%	15.00%		14.20%
Tier 1 Leverage Ratio	5.0%	8.31%		7.83%
As of December 31, 2023				
Common Shareholders' Equity		$ 1,238,756	$	1,369,733
Common Equity Tier 1 Capital		1,611,645		1,754,222
Tier 1 Capital		1,787,132		1,754,222
Total Capital		1,935,532		1,902,622
Common Equity Tier 1 Capital Ratio	6.5%	11.33%		12.33%
Tier 1 Capital Ratio	8.0%	12.56%		12.33%
Total Capital Ratio	10.0%	13.60%		13.38%
Tier 1 Leverage Ratio	5.0%	7.51%		7.38%

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by regulators about the components of regulatory capital, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Common Equity Tier 1, Tier 1 and Total Capital. Common Equity Tier 1 Capital is common shareholders' equity, reduced by certain intangible assets, postretirement benefit liability adjustments, and unrealized gains and losses on investment securities. Tier 1 Capital consists of Common Equity Tier 1 Capital and additional tier 1 capital instruments meeting specified requirements. Total Capital is Tier 1 Capital plus an allowable amount of the reserve for credit losses. Risk-weighted assets are calculated by taking assets and credit equivalent amounts of off-balance-sheet items and assigning them to one of several broad risk categories. Four capital ratios are used to measure capital adequacy: Common Equity Tier 1 Capital divided by risk-weighted assets, as defined; Tier 1 Capital divided by risk-weighted assets; Total Capital divided by risk-weighted assets; and the Tier 1 Leverage ratio, which is Tier 1 Capital divided by quarterly adjusted average total assets.

In addition to the minimum risk-based capital requirements, all banks must hold additional capital, referred to as the capital conservation buffer (which is in the form of common equity) under the U.S. Basel III capital framework, to avoid being subject to limits on capital distributions and certain discretionary bonus payments to officers. The capital conservation buffer is a minimum of 2.5% of additional capital in addition to the minimum risk-based capital ratios.

As of December 31, 2024, the Company and the Bank were well capitalized as defined in the regulatory framework for prompt corrective action. The capital conservation buffer requirements do not currently result in any limitations on distributions or discretionary bonuses for the Company or the Bank. There were no conditions or events since December 31, 2024, that management believes have changed the Company or the Bank's capital classifications.

The Company elected to apply the modified transition provision related to the impact of the CECL accounting standard on regulatory capital, as provided by the U.S. banking agencies' March 2020 interim final rule that was finalized on September 30, 2020. Under the modified CECL transition provision, capital ratios were calculated using the regulatory capital rule that allows a five-year transition period related to the adoption of CECL, which was completed as of December 31, 2024.

Dividends

Dividends paid by the Parent are substantially funded from dividends received from the Bank. The Bank is subject to federal and state regulatory restrictions that limit cash dividends and loans to the Parent. These restrictions generally require advance approval from the Bank's regulator for payment of dividends in excess of the sum of net income for the current calendar year and the retained net income of the prior two calendar years.

Common Stock Repurchase Program

The Parent has a common stock repurchase program in which shares repurchased are held in treasury stock for reissuance in connection with share-based compensation plans and for general corporate purposes. For the year ended December 31, 2024, the Parent repurchased no shares of common stock under its share repurchase program. From the beginning of the stock repurchase program in July 2001 through December 31, 2024, the Parent repurchased a total of 58.2 million shares of common stock at an average cost of $41.24 per share and total cost of $2.4 billion. Remaining buyback authority was $126.0 million as of December 31, 2024. The actual amount and timing of future share repurchases, if any, will depend on market conditions, applicable SEC rules and various other factors.

Preferred Stock Issuance

The Company issued and sold 7,200,000 depositary shares, each representing a 1/40th ownership interest in a share of 4.375% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share (the "Series A Preferred Stock"). The Company issued a total of 180,000 shares of Series A Preferred Stock underlying the depositary shares. The Series A Preferred Stock has a liquidation preference of $1,000 per share. Net proceeds, after underwriting discounts and expenses, totaled $175.5 million. Dividends on the Series A Preferred Stock are not cumulative and will be paid when declared by the Parent's Board of Directors to the extent that the Company have legally available funds to pay dividends. If declared, dividends will accrue and be payable quarterly, in arrears, on the liquidation preference amount, on a non-cumulative basis, at a rate of 4.375% per annum. Holders of the Series A Preferred Stock will not have voting rights, except with respect to certain changes in the terms of the preferred stock, certain dividend non-payments and as otherwise required by applicable law. The Company may redeem the Series A Preferred Stock at its option, (i) in whole or in part, from time to time, on any dividend payment date on or after August 1, 2026 or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event, in either case at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends.

In June 2024, the Company issued and sold 6,600,000 depositary shares, each representing a 1/40th ownership interest in a share of 8.000% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share (the "Series B Preferred Stock"). The Company issued a total of 165,000 shares of Series B Preferred Stock underlying the depositary shares. The Series B Preferred Stock has a liquidation preference of $1,000 per share. Net proceeds, after underwriting discounts and expenses, totaled $160.6 million. Dividends on the Series B Preferred Stock are not cumulative and will be paid when declared by the Parent's Board of Directors to the extent that we have legally available funds to pay dividends. If declared, dividends will accrue and be payable quarterly, in arrears, on the liquidation preference amount, on a non-cumulative basis, at a rate of 8.000% per annum. Holders of the Series B Preferred Stock will not have voting rights, except with respect to certain changes in the terms of the preferred stock, certain dividend non-payments and as otherwise required by applicable law. The Company may redeem the Series B Preferred Stock at its option, (i) in whole or in part, from time to time, on any dividend payment date on or after August 1, 2029 or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event, in either case at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends.

Accumulated Other Comprehensive Income

The following table presents the components of other comprehensive income (loss), net of tax:

(dollars in thousands)	Before Tax		Tax Effect		Net of Tax	
Year Ended December 31, 2024						
Net Unrealized Gains on Investment Securities:						
Net Unrealized Gains Arising During the Period	$	47,860	$	12,683	$	35,177
Amounts Reclassified from Accumulated Other Comprehensive Income (Loss) that (Increase) Decrease Net Income:						
Amortization of Unrealized Holding Losses on Held-to-Maturity Securities		24,844		6,586		18,258
Net Unrealized Gains on Investment Securities		72,704		19,269		53,435
Defined Benefit Plans:						
Net Actuarial Losses Arising During the Period		(1,101)		(291)		(810)
Amortization of Net Actuarial Losses		1,163		308		855
Amortization of Prior Service Credit		(246)		(65)		(181)
Defined Benefit Plans, Net		(184)		(48)		(136)
Other Comprehensive Income	$	72,520	$	19,221	$	53,299
Year Ended December 31, 2023						
Net Unrealized Gains on Investment Securities:						
Net Unrealized Gains Arising During the Period	$	17,692	$	4,661	$	13,031
Amounts Reclassified from Accumulated Other Comprehensive Income (Loss) that (Increase) Decrease Net Income:						
Loss on Sale		4,582		1,237		3,345
Amortization of Unrealized Holding Losses on Held-to-Maturity Securities		26,909		7,133		19,776
Net Unrealized Gains on Investment Securities		49,183		13,031		36,152
Defined Benefit Plans:						
Net Actuarial Gains Arising During the Period		1,968		521		1,447
Amortization of Net Actuarial Losses		751		199		552
Amortization of Prior Service Credit		(246)		(65)		(181)
Defined Benefit Plans, Net		2,473		655		1,818
Other Comprehensive Income	$	51,656	$	13,686	$	37,970
Year Ended December 31, 2022						
Net Unrealized Losses on Investment Securities:						
Net Unrealized Losses Arising During the Period	$	(523,221)	$	(138,678)	$	(384,543)
Amounts Reclassified from Accumulated Other Comprehensive Income (Loss) that (Increase) Decrease Net Income:						
Amortization of Unrealized Holding Losses on Held-to-Maturity Securities		10,680		2,831		7,849
Net Unrealized Losses on Investment Securities		(512,541)		(135,847)		(376,694)
Defined Benefit Plans:						
Net Actuarial Gains Arising During the Period		9,525		2,525		7,000
Amortization of Net Actuarial Losses		2,175		576		1,599
Amortization of Prior Service Credit		(246)		(65)		(181)
Defined Benefit Plans, Net		11,454		3,036		8,418
Other Comprehensive Loss	$	(501,087)	$	(132,811)	$	(368,276)

The amortization of unrealized holding losses on HTM securities amounts relate to the amortization/accretion of unrealized losses related to the Company's reclassification of AFS investment securities to the HTM category. The unrealized losses will be amortized over the remaining life of the investment securities as an adjustment of yield.

The following table presents the changes in each component of accumulated other comprehensive income (loss), net of tax:

(dollars in thousands)	Investment Securities-Available-For-Sale		Investment Securities-Held-To-Maturity		Defined Benefit Plans		Accumulated Other Comprehensive Income (Loss)	
Year Ended December 31, 2024								
Balance at Beginning of Period	$	(224,407)	$	(149,021)	$	(23,260)	$	(396,688)
Other Comprehensive Income (Loss) Before Reclassifications		35,177		—		(810)		34,367
Amounts Reclassified from Accumulated Other Comprehensive Income (Loss)		—		18,258		674		18,932
Total Other Comprehensive Income (Loss)		35,177		18,258		(136)		53,299
Balance at End of Period	$	(189,230)	$	(130,763)	$	(23,396)	$	(343,389)
Year Ended December 31, 2023								
Balance at Beginning of Period	$	(240,783)	$	(168,797)	$	(25,078)	$	(434,658)
Other Comprehensive Income (Loss) Before Reclassifications		13,031		—		1,447		14,478
Amounts Reclassified from Accumulated Other Comprehensive Income (Loss)		3,345		19,776		371		23,492
Total Other Comprehensive Income (Loss)		16,376		19,776		1,818		37,970
Balance at End of Period	$	(224,407)	$	(149,021)	$	(23,260)	$	(396,688)
Year Ended December 31, 2022								
Balance at Beginning of Period	$	(32,940)	$	54	$	(33,496)	$	(66,382)
Other Comprehensive Income (Loss) Before Reclassifications		(384,543)		—		7,000		(377,543)
Unrealized Net Losses Related to the Transfer of Securities from Available-for-Sale to Held-to-Maturity		176,700		(176,700)		—		—
Amounts Reclassified from Accumulated Other Comprehensive Income (Loss)		—		7,849		1,418		9,267
Total Other Comprehensive Income (Loss)		(207,843)		(168,851)		8,418		(368,276)
Balance at End of Period	$	(240,783)	$	(168,797)	$	(25,078)	$	(434,658)

The following table presents the amounts reclassified out of each component of accumulated other comprehensive income (loss):

(dollars in thousands)	Amount Reclassified from Accumulated Other Comprehensive Income (Loss) [1] Year Ended December 31,						Affected Line Item in the Statement Where Net Income is Presented
		2024		2023		2022	
Amortization of Unrealized Holding Gains (Losses) on Investment Securities Held-to-Maturity	$	(24,844)	$	(26,909)	$	(10,680)	Interest Income
		6,586		7,133		2,831	Provision for Income Tax
		(18,258)		(19,776)		(7,849)	Net of Tax
Sales of Investment Securities Available-for-Sale		—		(4,582)		—	Investment Securities Gains (Losses), Net
		—		1,237		—	Provision for Income Tax
		—		(3,345)		—	Net of Tax
Amortization of Defined Benefit Plans Items							
Prior Service Credit [2]		246		246		246	
Net Actuarial Losses [2]		(1,163)		(751)		(2,175)	
		(917)		(505)		(1,929)	Total Before Tax
		243		134		511	Provision for Income Tax
		(674)		(371)		(1,418)	Net of Tax
Total Reclassifications for the Period	$	(18,932)	$	(23,492)	$	(9,267)	Net of Tax

[1.] Amounts in parentheses indicate reductions to net income.
[2.] These accumulated other comprehensive income (loss) components are included in the computation of net periodic benefit cost and are included in other noninterest expense in the consolidated statements of income.

Note 12. Earnings Per Common Share

Earnings per common share is computed using the two-class method. The following is a reconciliation of the weighted average number of common shares used in the calculation of basic and diluted earnings per share and antidilutive stock options and restricted stock outstanding for the years ended December 31, 2024, 2023 and 2022:

(dollars in thousands, except per share amounts)		2024		2023		2022
Numerator:						
Net Income Available to Common Shareholders	$	137,350	$	163,325	$	217,927
Denominator:						
Weighted Average Common Shares Outstanding - Basic		39,450,737		39,274,291		39,601,089
Dilutive Effect of Equity Based Awards		249,651		154,621		186,913
Weighted Average Common Shares Outstanding - Diluted		39,700,388		39,428,912		39,788,002
Earnings Per Common Share:						
Basic	$	3.48	$	4.16	$	5.50
Diluted	$	3.46	$	4.14	$	5.48
Antidilutive Stock Options and Restricted Stock Outstanding		32,667		199,217		—

Note 13. Business Segments

The Company's business segments are defined as Consumer Banking, Commercial Banking, and Treasury and Other. The Company's chief operating decision maker ("CODM") is the Chairman and Chief Executive Officer. The CODM uses income from operations to evaluate the performance of the overall business and to allocate resources to each of the segments.

The Company's internal management accounting process, which is not necessarily comparable with the process used by any other financial institution, uses various techniques to assign balance sheet and income statement amounts to the business segments, including allocations of income, expense, the provision for credit losses, and capital. This process is dynamic and requires certain allocations based on judgment and other subjective factors. Unlike financial accounting, there is no comprehensive authoritative guidance for management accounting that is equivalent to GAAP. Previously reported results have been reclassified to conform to the current reporting structure.

The net interest income of the business segments reflects the results of a funds transfer pricing process that matches assets and liabilities with similar interest rate sensitivity and maturity characteristics and reflects the allocation of net interest income related to the Company's overall asset and liability management activities on a proportionate basis. The basis for the allocation of net interest income is a function of the Company's assumptions that are subject to change based on changes in current interest rates and market conditions. Funds transfer pricing also serves to transfer interest rate risk to Treasury. However, the other business segments have some latitude to retain certain interest rate exposures related to customer pricing decisions within guidelines.

The provision for credit losses for the Consumer Banking and Commercial Banking business segments reflects the actual net charge-offs of those business segments. The amount of the consolidated provision for loan and lease losses is based on the CECL methodology that the Company used to estimate the consolidated Allowance. The residual provision for credit losses to arrive at the consolidated provision for credit losses is included in Treasury and Other.

Noninterest income and expense includes allocations from support units to business units. These allocations are based on actual usage where practicably calculated or by management's estimate of such usage.

The provision for income taxes is allocated to business segments using a 26% effective income tax rate. However, the provision for income taxes for the Leasing business unit (included in the Commercial Banking segment) and Auto Leasing portfolio and Pacific Century Life Insurance business unit (both included in the Consumer Banking segment) are assigned their actual effective income tax rates due to the unique relationship that income taxes have with their products. The residual income tax expense or benefit to arrive at the consolidated effective tax rate is included in Treasury and Other.

Consumer Banking

Consumer Banking offers a broad range of financial products and services, including loan and lease financing, deposit, and brokerage and insurance products; private banking and international client banking services; trust services; investment management; and institutional investment advisory services. Loan and lease products include residential mortgage loans, home equity lines of credit, automobile loans and leases, overdraft lines of credit, installment loans, small business loans and leases, and credit cards. Deposit products include checking, savings, and time deposit accounts. Brokerage and insurance offerings include equities, mutual funds, life insurance, and annuity products. Private banking (including international client banking) and Trust groups assist individuals and families in building and preserving their wealth by providing investment, credit, and trust services to high-net-worth individuals. The investment management group manages portfolios utilizing a variety of investment products and the institutional client services group offers investment advice to corporations, government entities, and foundations. Products and services from Consumer Banking are delivered to customers through 50 branch locations and 317 ATMs throughout Hawai'i and the West Pacific, and online and mobile banking services.

Commercial Banking

Commercial Banking offers products including commercial and industrial loans, commercial real estate loans, commercial lease financing, auto dealer financing, merchant services, deposit products and cash management services. Commercial lending and lease financing, deposit products, and cash management and merchant services are offered to middle-market and large companies in Hawai'i and the West Pacific. Commercial Banking also offers lease financing and deposit products to government entities in Hawai'i. Commercial real estate mortgages focus on investors, developers, and builders predominantly domiciled in Hawai'i. Commercial Banking includes international banking which services Japanese, Korean, and Chinese commercial businesses owned by a foreign individual or entity, a U.S. corporate subsidiary of a foreign owner, or businesses where management prefers to speak a foreign language.

Treasury and Other

Treasury consists of corporate asset and liability management activities, including interest rate risk management and a foreign currency exchange business. This segment's assets and liabilities (and related interest income and expense) consist of interest-bearing deposits, investment securities, federal funds sold and purchased, and short and long-term borrowings. The primary sources of noninterest income are from bank-owned life insurance, net gains from the sale of investment securities, and foreign exchange income related to customer-driven currency requests from merchants and island visitors. The net residual effect of the transfer pricing of assets and liabilities is included in Treasury and Other, along with the elimination of intercompany transactions.

Other organizational units (Technology, Operations, Marketing, Human Resources, Finance, Credit and Risk Management, and Corporate and Regulatory Administration) provide a wide-range of support to the Company's other income earning segments. Expenses incurred by these support units are charged to the business segments through an internal cost allocation process. The cost allocation is included in Other Noninterest Expense in the table below.

Selected business segment financial information as of and for the years ended December 31, 2024, 2023 and 2022 were as follows:

(dollars in thousands)		Consumer Banking		Commercial Banking		Treasury and Other		Consolidated Total
Year Ended December 31, 2024								
Net Interest Income (Expense)	$	391,137	$	206,450	$	(131,007)	$	466,580
Provision for (Recapture of) Credit Losses		11,969		913		(1,732)		11,150
Net Interest Income (Expense) After Provision for Credit Losses		379,168		205,537		(129,275)		455,430
Noninterest Income		134,568		28,768		9,193		172,529
Salaries and Benefits		81,477		20,436		130,651		232,564
Net Occupancy		27,551		1,816		12,717		42,084
Other Noninterest Expense		230,916		52,100		(127,556)		155,460
Noninterest Expense		339,944		74,352		15,812		430,108
Income (Loss) Before Income Taxes		173,792		159,953		(135,894)		197,851
Provision (Benefit) for Income Taxes		44,290		40,530		(36,963)		47,857
Net Income (Loss)	$	129,502	$	119,423	$	(98,931)	$	149,994
Total Assets as of December 31, 2024	$	8,288,997	$	6,145,162	$	9,166,955	$	23,601,114
Year Ended December 31, 2023 [1]								
Net Interest Income (Expense)	$	393,310	$	209,436	$	(105,721)	$	497,025
Provision for (Recapture of) Credit Losses		7,773		44		1,183		9,000
Net Interest Income (Expense) After Provision for Credit Losses		385,537		209,392		(106,904)		488,025
Noninterest Income		126,373		33,016		17,220		176,609
Salaries and Benefits		84,761		21,218		128,100		234,079
Net Occupancy		27,514		1,571		10,839		39,924
Other Noninterest Expense		228,061		54,697		(119,243)		163,515
Noninterest Expense		340,336		77,486		19,696		437,518
Income (Loss) Before Income Taxes		171,574		164,922		(109,380)		227,116
Provision (Benefit) for Income Taxes		44,141		41,109		(29,336)		55,914
Net Income (Loss)	$	127,433	$	123,813	$	(80,044)	$	171,202
Total Assets as of December 31, 2023	$	8,486,771	$	5,831,880	$	9,414,645	$	23,733,296
Year Ended December 31, 2022 [1]								
Net Interest Income	$	323,819	$	206,182	$	10,557	$	540,558
Provision for (Recapture of) Credit Losses		5,324		(205)		(12,919)		(7,800)
Net Interest Income After Provision for Credit Losses		318,495		206,387		23,476		548,358
Noninterest Income		126,336		25,937		5,268		157,541
Salaries and Benefits		83,378		18,177		133,715		235,270
Net Occupancy		27,386		1,334		10,721		39,441
Other Noninterest Expense		219,376		51,090		(129,912)		140,554
Noninterest Expense		330,140		70,601		14,524		415,265
Income Before Income Taxes		114,691		161,723		14,220		290,634
Provision (Benefit) for Income Taxes		28,999		39,844		(4,013)		64,830
Net Income	$	85,692	$	121,879	$	18,233	$	225,804
Total Assets as of December 31, 2022	$	8,521,178	$	5,522,916	$	9,562,783	$	23,606,877

[1.] Certain prior period information has been reclassified to conform to current presentation.

Note 14. Employee Benefits

The Company has defined contribution plans, defined benefit plans, and a postretirement benefit plan.

Defined Contribution Plans

The Bank of Hawaii Retirement Savings Plan (the "Savings Plan") has three Company contribution components in addition to employee contributions: 1) 401(k) matching, as described below; 2) a 3% fixed amount based on eligible compensation; and 3) a discretionary value-sharing contribution.

Under the 401(k) matching component, participating employees may contribute up to 50% of their eligible compensation (within federal limits) to the Savings Plan. The Company makes matching contributions on behalf of participants equal to $1.25 for each $1.00 contributed by participants, up to 2% of the participants' eligible compensation, and $0.50 for every $1.00 contributed by participants over 2%, up to 5% of the participants' eligible compensation. A 3% fixed contribution and a discretionary value-sharing contribution, that is linked to the Company's financial goals, are made regardless of whether the participating employee contributes to the Savings Plan and are invested in accordance with the participant's selection of investment options available under the Savings Plan. The Company also has a non-qualified savings plan which covers certain employees with compensation exceeding Internal Revenue Service ("IRS") limits on pay amounts in the allocation of the Savings Plan's benefits. Total expense for all components of the Company's defined contribution plans was $12.0 million for the year ended December 31, 2024 and $13.2 million for the years ended December 31, 2023 and 2022.

Defined Benefit Plans

The Company has two defined benefit plans (the "Pension Plans"). In 1995, the Company froze its non-contributory, qualified defined benefit retirement plan (the "Retirement Plan") and the excess retirement plan (the "Excess Plan"), which covered employees of the Company and participating subsidiaries who met certain eligibility requirements. Beginning January 1, 2001, the Pension Plans no longer provided for compensation increases in the determination of benefits. The projected benefit obligation is equal to the accumulated benefit obligation due to the frozen status of the Pension Plans.

The assets of the Retirement Plan primarily consist of equity and fixed income mutual funds.

The Excess Plan is a non-qualified excess retirement benefit plan which covers certain employees of the Company and participating subsidiaries with compensation exceeding IRS limits on pay amounts applicable to the Pension Plan's benefit formula. The Excess Plan has no plan assets. The Excess Plan's projected benefit obligation and accumulated benefit obligation were $2.4 million and $2.6 million for December 31, 2024 and 2023, respectively.

Postretirement Benefit Plan

The Company's postretirement benefit plan provides retirees hired before January 1, 2012, with medical and dental insurance coverage. For eligible participants that retired before 2008 and met certain age requirements, the Company and retiree share in the cost of providing postretirement benefits where both the employer and retiree pay a portion of the insurance premiums. Eligible participants who retired before 2008 who did not meet certain age requirements continued on the Company's benefit plans, but pay for their full insurance premiums. Participants who retired on or after January 1, 2008, who had medical or dental coverage under the Company's plans immediately before retirement and meet certain age and years of service requirements as of December 31, 2008, are also eligible to participate in the Company's benefit plans, but must pay for their full insurance premiums. Retirees age 65 and older are provided with a Medicare supplemental plan subsidy. Most employees of the Company who have met certain eligibility requirements are covered by this plan. Participants who retired on or after January 1, 2008, who met certain age and/or years of service requirements, are eligible for the Health Reimbursement Account ("HRA") program. The HRA program provides retirees with an initial credit based on years of service. Thereafter, an annual credit up to a maximum of $1,200 is provided into the HRA. The retiree may use the HRA for medical, vision, prescription drug and dental premiums, co-payments, and medically necessary health care expenses that are not covered by any medical or dental insurance program or flexible health spending account.

The plan provides access-only coverage for employees hired on or after January 1, 2012. These retirees continue on the medical and dental plan until age 65 paying the full premium. As of December 31, 2024 and 2023, the Company had no segregated assets to provide for postretirement benefits.

The following table provides a reconciliation of changes in benefit obligation and fair value of plan assets, as well as the funded status recognized in the Company's consolidated statements of condition for the Pension Plans and postretirement benefit plan for the years ended December 31, 2024 and 2023.

(dollars in thousands)	Pension Benefits				Postretirement Benefits			
		2024		2023		2024		2023
Benefit Obligation at Beginning of Year	$	78,568	$	84,454	$	23,314	$	21,929
Service Cost		—		—		438		376
Interest Cost		4,078		4,468		1,242		1,186
Purchase		—		(4,115)		—		—
Actuarial Losses (Gains)		(839)		1,070		270		1,496
Employer Benefits Paid [1]		(6,964)		(7,309)		(1,606)		(1,673)
Benefit Obligation at End of Year	$	74,843	$	78,568	$	23,658	$	23,314
Fair Value of Plan Assets at Beginning of Year	$	78,214	$	79,324	$	—	$	—
Actual Return on Plan Assets		3,029		9,846		—		—
Employer Contributions		462		468		1,606		1,673
Purchase		—		(4,115)		—		—
Employer Benefits Paid [1]		(6,964)		(7,309)		(1,606)		(1,673)
Fair Value of Plan Assets at End of Year	$	74,741	$	78,214	$	—	$	—
Funded Status at End of Year [2]	$	(102)	$	(354)	$	(23,658)	$	(23,314)

[1.] Participants' contributions relative to the postretirement benefit plan were offset against employer benefits paid in the table above. Participants' contributions for postretirement benefits were $0.8 million for the years ended December 31, 2024 and 2023.

[2.] Amounts are recognized in Retirement Benefits Payable in the consolidated statements of condition.

The changes in actuarial losses (gains) related to the Company's Pension Plans and postretirement benefit plans are mainly due to changes in discount rates for the years ended December 31, 2024 and 2023. For the year ended December 31, 2024, the change in discount rate resulted in a $1.3 million decrease to the Company's Pension Plans liability and a $0.5 million decrease to the Company's postretirement benefit plan liability. For the year ended December 31, 2023, the change in discount rate resulted in a $0.4 million increase to the Company's Pension Plans liability and a $0.2 million increase to the Company's postretirement benefit plan liability.

The following presents the amounts recognized in the Company's accumulated other comprehensive income for the Pension Plans and postretirement benefit plan as of December 31, 2024 and 2023.

(dollars in thousands)	Pension Benefits				Postretirement Benefits			
		2024		2023		2024		2023
Amounts Recognized in Accumulated Other Comprehensive Income (Loss), Net of Tax								
Net Actuarial Gains (Losses)	$	(28,033)	$	(28,512)	$	3,896	$	4,330
Net Prior Service Credit		—		—		741		922
Total Amounts Recognized in Accumulated Other Comprehensive Income (Loss), Net of Tax	$	(28,033)	$	(28,512)	$	4,637	$	5,252

Components of net periodic benefit cost for the Company's Pension Plans and the postretirement benefit plan are presented in the following table for the years ended December 31, 2024, 2023 and 2022.

(dollars in thousands)	Pension Benefits						Postretirement Benefits					
		2024		2023		2022		2024		2023		2022
Service Cost	$	—	$	—	$	—	$	438	$	376	$	584
Interest Cost		4,078		4,468		3,097		1,242		1,186		861
Expected Return on Plan Assets		(4,705)		(5,238)		(4,840)		—		—		—
Amortization of:												
Prior Service Credit [1]		—		—		—		(246)		(246)		(246)
Net Actuarial Losses (Gains) [1]		1,484		1,258		2,175		(321)		(507)		—
Net Periodic Benefit Cost	$	857	$	488	$	432	$	1,113	$	809	$	1,199

[1.] Represents reclassification adjustments from accumulated other comprehensive income during the period.

Assumptions used to determine the benefit obligations as of December 31, 2024 and 2023 for the Company's Pension Plans and postretirement benefit plan were as follows:

	Pension Benefits		Postretirement Benefits	
	2024	2023	2024	2023
Weighted Average Assumptions as of December 31:				
Discount Rate	5.67%	5.44%	5.74%	5.51%
Health Care Cost Trend Rate Assumed For Next Year	—	—	7.10%	6.90%
Ultimate Trend Rate	—	—	4.00%	4.00%
Year That the Rate Reaches the Ultimate Trend Rate	—	—	2046	2047

Assumptions used to determine the net periodic benefit cost for the Company's Pension Plans and postretirement benefit plan for the years ended December 31, 2024, 2023 and 2022 were as follows:

	Pension Benefits			Postretirement Benefits		
	2024	2023	2022	2024	2023	2022
Weighted Average Assumptions as of December 31:						
Discount Rate	5.44%	5.51%	2.89%	5.51%	5.58%	3.00%
Expected Long-Term Rate of Return on Plan Assets	6.00%	6.00%	5.25%	—	—	—
Health Care Cost Trend Rate	—	—	—	6.90%	6.20%	5.70%

A combination of factors is used by management in determining the expected long-term rate of return on plan assets. Historical return experience for major asset categories are evaluated and current market factors, such as inflation and interest rates, are considered in determining the expected long-term rate of return assumption.

The Company expects to contribute $0.4 million to the Pension Plans and $1.7 million to the postretirement benefit plan in 2025.

As of December 31, 2024, expected benefits to be paid in each of the next five years and in the aggregate for the five years thereafter were as follows:

(dollars in thousands)	Pension Benefits		Postretirement Benefits	
2025	$	7,207	$	1,701
2026		7,108		1,695
2027		7,001		1,759
2028		6,855		1,777
2029		6,708		1,829
Years 2030-2034		30,695		9,515

Retirement Plan Assets

The Company's overall investment strategy is to maintain an adequate level of funding to secure current and future retiree benefits. This objective is based on a long-term investment horizon to maintain cash reserves sufficient to pay pension benefits and expenses, achieve the highest long-term rate of return practicable without taking excessive risk and de-risk in an orderly fashion. The long-term investment objective is to achieve an overall annualized total return, gross of fees, in line with the blended benchmark index comprised of 80% MSCI ACWI IMI Index and 20% Custom Growth Fixed Income Benchmark.

Subject to liquidity requirements, the asset allocation targets are 80% public global equity securities and 20% growth fixed income securities with a 10% to 15% range permitted from the strategic targets.

The fair values of the Retirement Plan assets as of December 31, 2024 and 2023 by asset category were as follows:

	Fair Value Measurements as of December 31,			
(dollars in thousands)		2024		2023
Cash	$	857	$	6,214
Collective Investment Funds		73,884		72,000
Total Investments at Fair Value	$	**74,741**	$	**78,214**

The fair value of the collective investment fund is based on net asset value of units as a practical expedient, and therefore the asset is not classified in the fair value hierarchy.

Note 15. Share-Based Compensation

The Company has share-based compensation plans which allow grants of stock options, restricted stock, stock appreciation rights, and restricted stock units to its employees and non-employee directors. The Company's employee stock option plans are shareholder approved and administered by the Human Resources and Compensation Committee of the Board of Directors. Stock options provide grantees the option to purchase shares of the Parent's common stock at a specified exercise price and, generally, expire 10 years from the date of grant. Stock option grants include incentive and non-qualified stock options whose vesting may be subject to one or more criteria, including employment or achievement of Company performance measures. Stock option exercise prices were equal to the quoted market price of the Parent's common stock on the date of grant. Restricted stock provides grantees with rights to shares of common stock upon completion of one or more criteria, including service period, performance or other conditions as established by the Compensation Committee, such as vesting tied to the Company's financial performance relative to the peer group or achievement of an absolute financial performance target. During the restriction period, all shares are considered outstanding and dividends are paid on the restricted stock. Generally, restricted stock vests over periods ranging from one year to five years from the date of grant. Restricted stock and dividends may be forfeited if an employee terminates prior to vesting.

As of December 31, 2024, total shares authorized under the plans were 2.4 million shares, of which 1.4 million shares were available for future grants.

The Company recognizes compensation expense, measured as the fair value of the share-based award on the date of grant, on a straight-line basis over the requisite service period. Share-based compensation is recorded in the consolidated statements of income as a component of salaries and benefits for employees and as a component of other noninterest expense for non-employee directors, with a corresponding increase to capital surplus in shareholders' equity. For the years ended December 31, 2024, 2023 and 2022, compensation expense and the related income tax benefit recognized for stock options and restricted stock were as follows:

(dollars in thousands)	2024		2023		2022
Compensation Expense	$	14,444	$	15,656	$	16,066
Income Tax Benefit		3,832		4,153		4,262

Restricted Stock

As of December 31, 2024, unrecognized compensation expense related to unvested restricted stock was $18.6 million. The unrecognized compensation expense is expected to be recognized over a weighted average period of 2.04 years.

The following table presents the activity for restricted stock:

	Number of Shares		Weighted Average Grant Date Fair Value		Grant Date Fair Value of Restricted Stock that Vested During the Year (in thousands)
Unvested as of December 31, 2021	500,536	$	87.28		
Granted	192,030		85.80		
Vested	(138,823)		83.21	$	11,640
Forfeited	(13,074)		86.96		
Unvested as of December 31, 2022	540,669	$	87.81		
Granted	201,378		67.78		
Vested	(129,294)		86.47	$	9,190
Forfeited	(33,965)		85.13		
Unvested as of December 31, 2023	578,788	$	81.30		
Granted	236,992		63.57		
Vested	(210,125)		83.58	$	12,825
Forfeited	(5,240)		69.23		
Unvested as of December 31, 2024 [1]	600,415	$	73.61		

[1] As of December 31, 2024 and 2023, 106,072 shares and 109,863 shares, respectively, were unvested from service-based grants.

Stock Options

There were no stock options granted during the years ended December 31, 2024, 2023 and 2022. As of December 31, 2024 and 2023, all stock options were fully vested and exercised. The Company reissues treasury stock to satisfy stock option exercises.

The following summarizes certain stock option activity of the Company for the years ended December 31, 2024, 2023 and 2022:

(dollars in thousands)	2024		2023		2022
Intrinsic Value of Stock Options Exercised	$	—	$	—	$	679
Cash Received from Stock Options Exercised		—		—		786
Tax Benefits Realized from Stock Options Exercised		—		—		166

Note 16. Income Taxes

Provision for Income Taxes

The components of the Company's provision for income taxes for the years ended December 31, 2024, 2023 and 2022 were as follows:

(dollars in thousands)	2024		2023		2022
Current:					
Federal	$	56,974	$	59,084	$	59,855
State		3,103		8,035		7,688
Total Current		60,077		67,119		67,543
Deferred:					
Federal		(8,805)		(8,800)		(3,247)
State		(3,415)		(2,405)		534
Total Deferred		(12,220)		(11,205)		(2,713)
Provision for Income Taxes	$	47,857	$	55,914	$	64,830

The tax effects of fair value adjustments on AFS investment securities, the amortization of unrealized gains and losses related to investment securities transferred to HTM, and the minimum pension liability adjustment are recorded directly to consolidated shareholders' equity as a component of accumulated other comprehensive loss. The net tax charge recorded was $19.2 million and $13.7 million for the years ended December 31, 2024 and 2023, respectively, compared to a benefit of $132.7 million for the year ended December 31, 2022. Excess tax benefits related to share-based compensation are recorded as a reduction of the provision for income taxes.

95

Deferred Tax Assets and Liabilities

As of December 31, 2024 and 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

		December 31,		
(dollars in thousands)		**2024**		**2023**
Deferred Tax Assets:				
Allowance for Credit Losses	$	39,907	$	40,370
Minimum Pension Liability		8,439		8,390
Accrued Expenses		22,361		20,020
Operating Lease Right-of-Use Assets		23,538		25,102
Net Unrealized Losses on Investments Securities		115,416		134,685
Low Income Housing Investments		8,512		4,569
Other		29,279		27,756
Gross Deferred Tax Assets Before Valuation Allowance		247,452		260,892
Valuation Allowance		(9,740)		(6,728)
Gross Deferred Tax Assets After Valuation Allowance		237,712		254,164
Deferred Tax Liabilities:				
Accelerated Depreciation		(2,904)		(8,513)
Accrued Pension Cost		(11,270)		(11,270)
Lease Transactions		(20,234)		(22,571)
Operating Lease Liabilities		(21,251)		(22,826)
Other		(12,540)		(14,368)
Gross Deferred Tax Liabilities		(68,199)		(79,548)
Net Deferred Tax Assets	$	169,513	$	174,616

Both positive and negative evidence were considered by management in determining the need for a valuation allowance. Negative evidence included the uncertainty regarding the generation of capital gains in future years and restrictions on the ability to sell low-income housing investments during periods when carrybacks/carryforwards of capital losses are allowed. Positive evidence included capital gains in the carryback years. After considering all available evidence, management determined that a valuation allowance to offset deferred tax assets related to low-income housing investments that can only be used to offset capital gains was appropriate. Management determined that a valuation allowance was not required for the remaining deferred tax assets because it is more likely than not that these assets will be realized through future reversals of existing taxable temporary differences, and there will be sufficient future taxable income exclusive of reversing temporary differences. As of December 31, 2024 and 2023, the Company carried a valuation allowance of $9.7 million and $6.7 million, respectively, related to the deferred tax assets established in connection with the low-income housing investments.

Certain events covered by Internal Revenue Code Section 593(e) will trigger a recapture of base year reserves of acquired thrift institutions. The base year reserves of acquired thrift institutions would be recaptured if an entity ceases to qualify as a bank for federal income tax purposes. The base year reserves of thrift institutions also remain subject to income tax penalty provisions that, in general, require recapture upon certain stock redemptions of, and excess distributions to, shareholders. As of December 31, 2024, retained earnings included $18.2 million of base year reserves for which the deferred federal income tax liability of $4.8 million has not been recognized.

Effective Tax Rate

The following is a reconciliation of the statutory federal income tax rate to the Company's effective tax rate for the years ended December 31, 2024, 2023 and 2022:

(dollars in thousands)	2024		2023		2022	
	Amount	Percent	Amount	Percent	Amount	Percent
Statutory Federal Income Tax Expense and Rate	$ 41,549	21.00%	$ 47,694	21.00%	$ 61,033	21.00%
State Taxes, Net of Federal Income Tax Benefit	343	0.17	5,005	2.20	6,041	2.08
Tax credits						
Low-Income Housing Investments Amortization, Net of Tax Benefits	5,731	2.90	2,797	1.23	5,118	1.76
Investment Tax Credits	(1,041)	(0.53)	(845)	(0.37)	(822)	(0.28)
Changes in valuation allowances	2,237	1.13	263	0.12	(460)	(0.16)
Nontaxable or nondeductible items						
Nondeductible Compensation	2,306	1.17	1,801	0.79	1,161	0.40
Bank-Owned Life Insurance	(2,852)	(1.44)	(2,419)	(1.07)	(2,091)	(0.72)
Tax-Exempt Income	(1,779)	(0.90)	(1,138)	(0.50)	(568)	(0.20)
Other reconciling items						
Other	1,363	0.69	2,756	1.21	(4,582)	(1.58)
Income Tax Expense and Effective Tax Rate	$ 47,857	24.19%	$ 55,914	24.62%	$ 64,830	22.31%

Unrecognized Tax Benefits

The Company is required to record a liability, referred to as an unrecognized tax benefit ("UTB"), for the entire amount of benefit taken in a prior or future income tax return when the Company determines that a tax position has a less than 50% likelihood of being accepted by the taxing authority. The following presents a reconciliation of the Company's liability for UTBs for the years ended December 31, 2024, 2023 and 2022:

(dollars in thousands)		2024		2023		2022
Unrecognized Tax Benefits at Beginning of Year	$	3,737	$	3,696	$	4,015
Gross Increases, Related to Tax Positions Taken in a Prior Period		1,276		54		1
Gross Decreases, Related to Tax Positions Taken in a Prior Period		—		—		(26)
Gross Increases, Related to Current Period Tax Positions		540		27		226
Lapse of Statute of Limitations		(213)		(40)		(520)
Unrecognized Tax Benefits at End of Year	$	5,340	$	3,737	$	3,696

As of December 31, 2024 and 2023, $5.3 million and $3.7 million, respectively, in liabilities for UTBs were related to UTBs that if reversed would have an impact on the Company's effective tax rate.

The Company classifies interest and penalties, if any, related to the liability for UTBs as a component of the provision for income taxes. The recorded net tax expense for interest and penalties was $0.3 million for the year ended December 31, 2024. The recorded net tax benefit for interest and penalties was less than $0.1 million for the years ended December 31, 2023 and 2022. As of December 31, 2024 and 2023, the balance of the accrual for possible interest and penalties was $1.4 million and $1.1 million, respectively.

The federal tax returns for 2021 through 2023 remain subject to examination. The Company's State of Hawai'i income tax returns for 2017 and 2021 through 2023 remain subject to examination by the taxing authorities.

The following table presents cash paid for federal and state income taxes for the years ended December 31, 2024, 2023 and 2022.

(dollars in thousands)		2024		2023		2022
Cash Paid for Federal Income Taxes	$	21,650	$	42,500	$	42,700
Cash Paid for State Income Taxes		9,590		9,746		10,325
Total Cash Paid for Income Taxes	$	31,240	$	52,246	$	53,025

Note 17. Derivative Financial Instruments

The Company uses derivative instruments to manage its exposure to market risks, including interest rate risk, and to assist customers with their risk management objectives. The Company designates certain derivatives as hedging instruments in a qualifying hedge accounting relationship, while other derivatives serve as economic hedges that do not qualify for hedge accounting. The Company is party to master netting arrangements with its financial institution counterparties. See Note 19 *Balance Sheet Offsetting* for more information.

The Company enters into certain interest rate swap contracts that are matched to closed portfolios of fixed-rate residential mortgage loans and available-for-sale investments securities. These contracts have been designated as hedging instruments to hedge the risk of changes in the fair value of the underlying loans or investment securities due to changes in interest rates. The related contracts are structured so that the notional amounts reduce over time to generally match the expected amortization of the underlying loan or investment security.

During the year ended December 31, 2024, the Company terminated several interest rate swap agreements with a total notional value of $1.7 billion. These interest rate swap agreements were designated as fair value hedging instruments. The termination of the interest rate swaps resulted in a loss of $20.2 million, which was allocated to the assets of the respective closed portfolios and will be amortized to interest income over the contractual terms of those assets using the effective interest method. In 2024, the Company amortized $0.4 million of these losses to interest income.

The notional amounts and fair values of the Company's derivative financial instruments as of December 31, 2024 and 2023 were as follows:

(dollars in thousands)	December 31, 2024		December 31, 2023	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Derivatives designated as hedging instruments				
Interest Rate Swap Agreements [1]	$ 2,000,000	$ 2,738	$ 3,000,000	$ (48,672)
Derivatives not designated as hedging instruments				
Interest Rate Lock Commitments	1,534	34	5,899	148
Forward Commitments	3,517	6	8,583	(105)
Interest Rate Swap Agreements				
Receive Fixed/Pay Variable Swaps	2,123,665	(136,218)	2,067,624	(114,701)
Pay Fixed/Receive Variable Swaps	2,123,665	136,125	2,067,624	114,542
Foreign Exchange Contracts	1,302	(2)	745	—
Conversion Rate Swap Agreement [2]	96,466	NA	155,196	NA
Makewhole agreements [3]	65,763	NA	—	NA

[1] As of December 31, 2024, the amounts presented in the table above exclude forward starting swaps with a notional value of $300 million and a fair value of $4.7 million. These swaps are scheduled to begin between August 2025 and March 2026.
[2] The conversion rate swap agreements were valued at zero as further reductions to the conversion rate were not reasonably estimable.
[3] The makewhole agreements were valued at zero as the likelihood of a payment required to the buyer was not reasonably estimable.

The following table presents the Company's derivative financial instruments, their fair values, and their location in the consolidated statements of condition as of December 31, 2024 and 2023:

(dollars in thousands)	December 31, 2024		December 31, 2023	
	Asset Derivatives [1]	Liability Derivatives [1]	Asset Derivatives [1]	Liability Derivatives [1]
Interest Rate Swap Agreements				
Not designated as hedging instruments	$ 146,923	$ 147,016	$ 143,593	$ 143,752
Designated as hedging instruments	14,507	7,039	(48,672)	—
	161,430	154,055	94,921	143,752
Derivatives not designated as hedging instruments				
Interest Rate Lock Commitments	34	—	148	—
Forward Commitments	9	3	—	105
Foreign Exchange Contracts	—	2	—	—
Total Derivatives	$ 161,473	$ 154,060	$ 95,069	$ 143,857

[1] Asset derivatives are included in other assets and liability derivatives are included in other liabilities in the consolidated statements of condition. Derivatives are recognized on the Company's consolidated statements of condition at fair value.

The following table presents the Company's derivative financial instruments and the amount and location of the net gains or losses recognized in the consolidated statements of income for the years ended December 31, 2024, 2023 and 2022:

		Year Ended December 31,		
(dollars in thousands)	Location of Net Gains (Losses) Recognized in the Consolidated Statements of Income	2024	2023	2022
Derivatives designated as hedging instruments				
Recognized on Interest Rate Swap Agreements	Interest Income on Investment Securities Available-for-Sale	$ 17,679	$ (20,293)	$ —
Recognized on Hedged Item	Interest Income on Investment Securities Available-for-Sale	(17,903)	20,260	—
Net Cash Settlements	Interest Income on Investment Securities Available-for-Sale	8,772	3,682	—
Recognized on Interest Rate Swap Agreements	Interest and Fees on Loans and Leases	18,301	(28,379)	—
Recognized on Hedged Item	Interest and Fees on Loans and Leases	(18,296)	28,386	—
Net Cash Settlements	Interest and Fees on Loans and Leases	13,435	4,161	—
Derivatives not designated as hedging instruments				
Interest Rate Lock Commitments	Mortgage Banking	805	828	(915)
Forward Commitments	Mortgage Banking	210	—	2,348
Interest Rate Swap Agreements	Other Noninterest Income	64	(96)	44
Foreign Exchange Contracts	Other Noninterest Income	4,398	3,745	1,792
Conversion Rate Swap Agreement	Investment Securities Gains (Losses), Net	(2,390)	(1,598)	—
Total		$ 25,075	$ 10,696	$ 3,269

The following amounts were recorded on the consolidated statements of condition related to the cumulative basis adjustment for fair value hedges of derivative financial instruments designated as hedging instruments as of December 31, 2024 and 2023:

	Carrying Amount of the Hedged Assets		Cumulative Amount of Fair Value Hedging Adjustment Included In the Carrying Amount of the Hedged Assets	
Line Item in the Consolidated Statements of Condition (dollars in thousands)	2024	2023	2024	2023
Investment Securities, Available-for-Sale [1]	$ 999,594	$1,320,260	$ (406)	$ 20,260
Loans and Leases [2]	1,292,670	1,728,386	(7,330)	28,386

[1] These amounts were included in the fair value of closed portfolios of investment securities, available-for-sale used to designate hedging relationships in which the hedged item is the stated amount of assets in the closed portfolios anticipated to be outstanding for the designated hedge period. As of December 31, 2024 and 2023, the fair value of the closed portfolios used in these hedging relationships was $1.7 billion and $1.8 billion, respectively.

[2] These amounts were included in the amortized cost basis of closed portfolios of loans used to designate hedging relationships in which the hedged item is the stated amount of assets in the closed portfolios anticipated to be outstanding for the designated hedge period. As of December 31, 2024 and 2023, the amortized cost basis of the closed portfolios used in these hedging relationships was $3.0 billion and $3.2 billion, respectively.

Management has received authorization from the Bank's Board of Directors to use derivative financial instruments as an end-user in connection with the Bank's risk management activities and to accommodate the needs of the Bank's customers. As with any financial instrument, derivative financial instruments have inherent risks. Market risk is defined as the risk of adverse financial impact due to fluctuations in interest rates, foreign exchange rates, and equity prices. Market risks associated with derivative financial instruments are balanced with the expected returns to enhance earnings performance and shareholder value, while limiting the volatility of each. The Company uses various processes to monitor its overall market risk exposure, including earnings, valuation and price sensitivity analysis, and other methodologies.

Derivative financial instruments are also subject to credit and counterparty risk, which is defined as the risk of financial loss if a borrower or counterparty is either unable or unwilling to repay borrowings or settle transactions in accordance with the underlying contractual terms. Credit and counterparty risks associated with derivative financial instruments are similar to those relating to traditional financial instruments. The Company manages derivative credit and counterparty risk by evaluating the creditworthiness of each borrower or counterparty, adhering to the same credit approval process used for commercial lending activities.

The Company's free-standing derivative financial instruments are required to be carried at their fair value on the Company's consolidated statements of condition. These financial instruments have been limited to interest rate lock commitments ("IRLCs"), forward commitments, interest rate swap agreements, foreign exchange contracts, and conversion rate swap agreements.

Derivatives Not Designated as Hedging Instruments

Interest Rate Lock Commitments/Forward Commitments

The Company enters into IRLCs for residential mortgage loans which commit us to lend funds to a potential borrower at a specific interest rate and within a specified period of time. IRLCs that relate to the origination of mortgage loans that will be held for sale are considered derivative financial instruments under applicable accounting guidance. Outstanding IRLCs expose the Company to the risk that the price of the mortgage loans underlying the commitments may decline due to increases in mortgage interest rates from inception of the rate lock to the funding of the loan. To mitigate this risk, the Company utilizes forward commitments as economic hedges against the potential decreases in the values of the loans held for sale. IRLCs and forward commitments are free-standing derivatives which are carried at fair value with changes recorded in the mortgage banking component of noninterest income in the Company's consolidated statements of income.

Interest Rate Swap Agreements

The Company enters into swap agreements to facilitate the risk management strategies of a small number of commercial banking customers. The Company mitigates the interest rate risk of entering into these agreements by entering into equal and offsetting interest rate swap agreements with highly rated third party financial institutions. The interest rate swap agreements are free-standing derivatives and are recorded at fair value in the Company's consolidated statements of condition (asset positions are included in other assets and liability positions are included in other liabilities). Fair value changes are recorded in other noninterest income in the Company's consolidated statements of income. The Company is party to master netting arrangements with its financial institution counterparties; however, the Company does not offset assets and liabilities under these arrangements for financial statement presentation purposes. The master netting arrangements provide for a single net settlement of all swap agreements, as well as collateral, in the event of default on, or termination of, any one contract. Collateral, usually in the form of cash and marketable securities, is posted by the party (i.e., the Company or the financial institution counterparty) with net liability positions in accordance with contract thresholds. The Company had a net asset position with its financial institution counterparties totaling $136.1 million and $114.5 million as of December 31, 2024 and 2023, respectively. See Note 19 *Balance Sheet Offsetting* for more information on the interest rate swap agreements.

Foreign Exchange Contracts

The Company utilizes foreign exchange contracts to offset risks related to transactions executed on behalf of customers. The foreign exchange contracts are free-standing derivatives which are carried at fair value with changes included in other noninterest income in the Company's consolidated statements of income.

Conversion Rate Swap Agreements

As certain sales of Visa Class B restricted shares were completed, the Company entered into a conversion rate swap agreement with the buyer that requires payment to the buyer in the event Visa further reduces the conversion rate of Class B into Class A unrestricted common shares. In the event of Visa increasing the conversion rate, the buyer would be required to make payment to the Company. As of December 31, 2024 and 2023, the conversion rate swap agreements were valued at zero (i.e., no contingent liability recorded) as further reductions to the conversion rate were deemed not reasonably estimable by management. See Note 3 *Investment Securities* for more information

Makewhole Agreements

In May 2024, the Company entered into makewhole agreements with certain buyers of its Visa Class B restricted shares that reduces the payments that would be required pursuant to the conversion rate swap agreement described above, but would require payment to the buyer in the event Visa requires additional legal reserves to settle ongoing litigation. As of December 31, 2024, the makewhole agreements were valued at zero (i.e., no contingent liability recorded) as the likelihood of the Company being required to make a payment to the buyer is not reasonably estimable by management.

Derivatives Designated as Hedging Instruments

Fair Value Hedges

The Company is exposed to changes in the fair value of fixed-rate assets due to changes in benchmark interest rates. The Company entered into pay-fixed and receive-floating interest rate swaps to manage its exposure to changes in fair value of its AFS investment securities and fixed rate residential mortgage loans. These interest rate swaps are designated as fair value hedges using the portfolio layer method. The Company receives variable-rate interest payments in exchange for making fixed-rate payments over the lives of the contracts without exchanging the notional amounts. The fair value hedges are recorded as components of other assets and other liabilities in the Company's consolidated statements of condition. The gain or loss on these derivatives, as well as the offsetting loss or gain on the hedged items attributable to the hedged risk are recognized in interest income in the Company's consolidated statements of income.

Note 18. Affordable Housing Projects Tax Credit Partnerships

The Company makes equity investments in various limited partnerships or limited liability companies that sponsor affordable housing projects utilizing the Low Income Housing Tax Credit ("LIHTC") pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital, to facilitate the sale of affordable housing product offerings, and to assist in achieving goals associated with the Community Reinvestment Act. The primary activities of these entities include the identification, development, and operation of multi-family housing that is leased to qualifying residential tenants. Generally, these types of investments are funded through a combination of debt and equity.

The Company is a limited partner or non-managing member in each LIHTC limited partnership or limited liability company, respectively. Each of these entities is managed by an unrelated third-party general partner or managing member who exercises significant control over the affairs of the entity. The general partner or managing member has all the rights, powers and authority granted or permitted to be granted to a general partner of a limited partnership or managing member of a limited liability company. Duties entrusted to the general partner or managing member include, but are not limited to: investment in operating companies, company expenditures, investment of excess funds, borrowing funds, employment of agents, disposition of fund property, prepayment and refinancing of liabilities, votes and consents, contract authority, disbursement of funds, accounting methods, tax elections, bank accounts, insurance, litigation, cash reserve, and use of working capital reserve funds. Except for limited rights granted to the limited partner(s) or non-managing member(s) relating to the approval of certain transactions, the limited partner(s) and non-managing members may not participate in the operation, management, or control of the entity's business, transact any business in the entity's name or have any power to sign documents for or otherwise bind the entity. In addition, the general partner or managing member may only be removed by the limited partner(s) or managing member(s) in the event of a failure to comply with the terms of the agreement or negligence in performing its duties.

The general partner or managing member of each entity has both the power to direct the activities which most significantly affect the performance of each entity and the obligation to absorb losses or the right to receive benefits that could be significant to the entities. Therefore, the Company has determined that it is not the primary beneficiary of any LIHTC entity. The Company uses the effective yield method to account for its pre-2015 investments in these entities. Beginning January 1, 2015, any new investments that meet the requirements of the proportional amortization method are recognized using the proportional amortization method. The Company's net affordable housing tax credit investments and related unfunded commitments were $233.2 million and $208.9 million as of December 31, 2024 and 2023, respectively, and are included in other assets in the consolidated statements of condition.

Unfunded Commitments

As of December 31, 2024, the expected payments for unfunded affordable housing commitments were as follows:

(dollars in thousands)	Amount
2025	$ 47,000
2026	55,801
2027	1,782
2028	256
2029	222
Thereafter	13,907
Total Unfunded Commitments	**$ 118,968**

The following table presents tax credits and other tax benefits recognized and amortization expense related to affordable housing for the years ended December 31, 2024, 2023 and 2022.

(dollars in thousands)	2024	2023	2022
Effective Yield Method			
Tax Credits and Other Tax Benefits Recognized	$ 4,548	$ 5,830	$ 6,116
Amortization Expense in Provision for Income Taxes	4,477	5,331	5,185
Proportional Amortization Method			
Tax Credits and Other Tax Benefits Recognized	$ 27,255	$ 19,429	$ 15,174
Amortization Expense in Provision for Income Taxes	24,539	16,840	13,131

There were no impairment losses related to LIHTC investments for the years ended December 31, 2024, 2023 and 2022.

Note 19. Balance Sheet Offsetting

The Company enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, the Company may transfer legal control over the assets but still retain effective control through an agreement that both entitles and obligates the Company to repurchase the assets. As a result, these repurchase agreements are accounted for as collateralized financing arrangements (i.e., secured borrowings) and not as sales and subsequent repurchases of securities. The obligation to repurchase the securities is reflected as a liability in the Company's consolidated statements of condition, while the securities underlying the repurchase agreements remain in the respective investment securities asset accounts. As a result, there is no offsetting or netting of the investment securities assets with the repurchase agreement liabilities. In addition, as the Company does not enter into reverse repurchase agreements, there is no such offsetting to be done with the repurchase agreements.

The right of setoff for a repurchase agreement resembles a secured borrowing, whereby the collateral pledged by the Company would be used to settle the fair value of the repurchase agreement should the Company be in default (e.g., fail to make an interest payment to the counterparty). For private institution repurchase agreements, if the private institution counterparty were to default (e.g., declare bankruptcy), the Company could cancel the repurchase agreement (i.e., cease payment of principal and interest) and attempt collection on the amount of collateral value in excess of the repurchase agreement fair value. The collateral is held by a third party financial institution in the counterparty's custodial account. The counterparty has the right to sell or repledge the investment securities. For government entity repurchase agreements, the collateral is held by the Company in a segregated custodial account under a tri-party agreement. The Company is required by the counterparty to maintain adequate collateral levels. In the event the collateral fair value falls below stipulated levels, the Company will pledge additional securities. The Company closely monitors collateral levels to ensure adequate levels are maintained, while mitigating the potential risk of over-collateralization in the event of counterparty default.

The following table presents the assets and liabilities subject to an enforceable master netting arrangement, or repurchase agreements, as of December 31, 2024 and 2023. The Company has swap agreements with commercial banking customers that are

not subject to an enforceable master netting arrangement, and therefore, are excluded from this table. Interest rate swaps that are designated as fair value hedges between the Company and institutional counterparties are also excluded from this table.

	(i)	(ii)	(iii) = (i)-(ii)	(iv)		(v) = (iii)-(iv)
				Gross Amounts Not Offset in the Consolidated Statements of Condition		
(dollars in thousands)	Gross Amounts Recognized in the Statements of Condition	Gross Amounts Offset in the Statements of Condition	Net Amounts Presented in the Statements of Condition	Netting Adjustments per Master Netting Arrangements	Fair Value of Collateral Pledged / Received [1]	Net Amount
December 31, 2024						
Assets:						
Interest Rate Swap Agreements:						
Institutional Counterparties	$ 141,571	$ —	$ 141,571	$ 5,446	$ 136,125	$ —
Liabilities:						
Interest Rate Swap Agreements:						
Institutional Counterparties	5,446	—	5,446	5,446	—	—
Repurchase Agreements:						
Private Institutions	100,000	—	100,000	—	100,000	—
Total Repurchase Agreements	$ 100,000	$ —	$ 100,000	$ —	$ 100,000	$ —
December 31, 2023						
Assets:						
Interest Rate Swap Agreements:						
Institutional Counterparties	$ 129,147	$ —	$ 129,147	$ 129,147	$ —	$ —
Liabilities:						
Interest Rate Swap Agreements:						
Institutional Counterparties	14,605	—	14,605	14,605	—	—
Repurchase Agreements:						
Private Institutions	150,000	—	150,000	—	150,000	—
Government Entities	490	—	490	—	490	—
Total Repurchase Agreements	$ 150,490	$ —	$ 150,490	$ —	$ 150,490	$ —

1. The application of collateral cannot reduce the net amount below zero. Therefore, excess collateral is not reflected in this table. For interest rate swap agreements, the fair value of investment securities pledged was $62.0 million and $39.2 million as of December 31, 2024, and December 31, 2023, respectively. For repurchase agreements with private institutions, the fair value of investment securities pledged was $109.5 million and $167.3 million as of December 31, 2024, and December 31, 2023, respectively. For repurchase agreements with government entities, the fair value of investment securities pledged was $0.7 million as of December 31, 2023.

Note 20. Commitments and Contingencies

The Company's credit commitments as of December 31, 2024, were as follows:

(dollars in thousands)	December 31, 2024
Unfunded Commitments to Extend Credit	$ 3,128,272
Standby Letters of Credit	96,484
Commercial Letters of Credit	9,339
Total	$ 3,234,095

Unfunded Commitments to Extend Credit

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the terms or conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn, the total commitment amount does not necessarily represent future cash requirements.

Standby and Commercial Letters of Credit

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Standby letters of credit generally become payable upon the failure of the customer to perform according to the terms of the underlying contract with the third party, while commercial letters of credit are issued specifically to facilitate commerce and typically result in the commitment being drawn on when the underlying transaction is consummated between the customer and a third party. The contractual amount of these letters of credit represents the maximum potential future payments guaranteed by the Company. The Company has recourse against the customer for any amount it is required to pay to a third party under a standby letter of credit, and generally holds cash or deposits as collateral on those standby letters of credit for which collateral is deemed necessary. Assets valued at $73.5 million secured certain specifically identified standby letters of credit as of December 31, 2024. As of December 31, 2024, the standby and commercial letters of credit had remaining terms ranging from 1 to 15 months.

Contingencies

The Company is subject to various pending and threatened legal proceedings arising out of the normal course of business or operations. On at least a quarterly basis, the Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the most recent information available. On a case-by-case basis, reserves are established for those legal claims for which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. Based on information currently available, management believes that the eventual outcome of these claims against the Company will not be materially in excess of such amounts reserved by the Company. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters may result in a loss that materially exceeds the reserves established by the Company.

Note 21. Fair Value of Assets and Liabilities

Fair Value Hierarchy

The following is a description of the valuation methodologies and key inputs used to measure assets and liabilities recorded at fair value on a recurring basis. See Note 2 *Summary of Significant Accounting Policies* for more information on fair value measurements.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Investment Securities Available-for-Sale

Level 1 investment securities are comprised of debt securities issued by the U.S. Treasury, as quoted prices were available, unadjusted, for identical securities in active markets. Level 2 investment securities were primarily comprised of debt securities issued by the Small Business Administration, states and municipalities, corporations, as well as mortgage-backed securities and collateralized mortgage obligations issued by government agencies and government-sponsored enterprises. Fair values were estimated primarily by obtaining quoted prices for similar assets in active markets or through the use of pricing models. In cases where there may be limited or less transparent information provided by the Company's third party pricing service, fair value may be estimated by the use of secondary pricing services or through the use of non-binding third party broker quotes.

Loans Held for Sale

The fair value of the Company's residential mortgage loans held for sale was determined based on quoted prices for similar loans in active markets, and therefore, is classified as a Level 2 measurement.

Mortgage Servicing Rights

The Company estimates the fair value of mortgage servicing rights by using a discounted cash flow model to calculate the present value of estimated future net servicing income. The Company stratifies its mortgage servicing portfolio on the basis of loan type. The assumptions used in the discounted cash flow model are those that the Company believes market participants would use in estimating future net servicing income. Significant assumptions in the valuation of mortgage servicing rights include estimated loan repayment rates, the discount rate, servicing costs, and the timing of cash flows, among other factors. Mortgage servicing rights are classified as Level 3 measurements due to the use of significant unobservable inputs, as well as significant management judgment and estimation.

Other Assets

Other assets recorded at fair value on a recurring basis are primarily comprised of investments related to deferred compensation arrangements. Quoted prices for these investments, primarily in mutual funds, are available in active markets. Thus, the Company's investments related to deferred compensation arrangements are classified as Level 1 measurements in the fair value hierarchy.

Derivative Financial Instruments

Derivative financial instruments recorded at fair value on a recurring basis are comprised of IRLCs, forward commitments, interest rate swap agreements, foreign exchange contracts, and Visa Class B to Class A shares conversion rate swap and makewhole agreements. The fair values of IRLCs are calculated based on the value of the underlying loan held for sale, which in turn is based on quoted prices for similar loans in the secondary market. However, this value is adjusted by a factor which considers the likelihood that the loan in a locked position will ultimately close. This factor, the closing ratio, is derived from the Bank's internal data and is adjusted using significant management judgment. As such, IRLCs are classified as Level 3 measurements. Forward commitments are classified as Level 2 measurements as they are primarily based on quoted prices from the secondary market based on the settlement date of the contracts, interpolated or extrapolated, if necessary, to estimate a fair value as of the end of the reporting period.

The fair values of interest rate swap agreements are calculated using a discounted cash flow approach and utilize Level 2 observable inputs such as a market yield curve, effective date, maturity date, notional amount, and stated interest rate. The valuation methodology for interest rate swaps with financial institution counterparties (and the related customer interest rate swaps) is based on the SOFR. Thus, the fair values of interest rate swaps are classified as a Level 2 measurement. The fair values of foreign exchange contracts are calculated using the Bank's multi-currency accounting system which utilizes contract specific information such as currency, maturity date, contractual amount, and strike price, along with market data information such as the spot rates of specific currency and yield curves. Foreign exchange contracts are classified as Level 2 measurements because while they are valued using the Bank's multi-currency accounting system, significant management judgment or estimation is not required. The fair value of the Visa Class B restricted shares to Class A unrestricted common shares conversion rate swap agreements represent the amount owed by the Company to the buyer of the Visa Class B shares as a result of a reduction of the conversion ratio subsequent to the sales date. As of December 31, 2024 and 2023, the conversion rate swap agreements were valued at zero as reductions to the conversion ratio were neither probable nor reasonably estimable by management. The fair value of the makewhole agreements represent the amount owed by the Company to the buyer of the Visa Class B shares in the event Visa requires additional legal reserves to settle ongoing litigation. As of December 31, 2024, the makewhole agreements were valued at zero as the likelihood of the Company being required to make a payment to the buyer is not reasonably estimable by management. See Note 17 *Derivative Financial Instruments* for more information.

The Company is exposed to credit risk if borrowers or counterparties fail to perform. The Company seeks to minimize credit risk through credit approvals, limits, monitoring procedures, and collateral requirements. The Company generally enters into transactions with borrowers of high credit quality and counterparties that carry high quality credit ratings.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and 2023:

(dollars in thousands)	Quoted Prices In Active Markets for Identical Assets or Liabilities (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total	
December 31, 2024								
Assets:								
Investment Securities Available-for-Sale								
Debt Securities Issued by the U.S. Treasury and Government Agencies	$	150,389	$	98,683	$	—	$	249,072
Debt Securities Issued by States and Political Subdivisions		—		63,859		—		63,859
Debt Securities Issued by U.S. Government-Sponsored Enterprises		—		1,464		—		1,464
Debt Securities Issued by Corporations		—		671,675		—		671,675
Collateralized Mortgage Obligations Issued by								
Residential - Government Agencies or Sponsored Enterprises		—		935,220		—		935,220
Commercial - Government Agencies or Sponsored Enterprises		—		283,474		—		283,474
Total Collateralized Mortgage Obligations		—		1,218,694		—		1,218,694
Mortgage-Backed Securities:								
Residential - Government Agencies or Sponsored Enterprises		—		484,764		—		484,764
Total Investment Securities Available-for-Sale		150,389		2,539,139		—		2,689,528
Loans Held for Sale		—		2,150		—		2,150
Mortgage Servicing Rights		—		—		647		647
Other Assets		18,155		—		—		18,155
Derivatives [1]		—		161,439		34		161,473
Total Assets Measured at Fair Value on a Recurring Basis as of December 31, 2024	$	168,544	$	2,702,728	$	681	$	2,871,953
Liabilities:								
Derivatives [1]	$	—	$	154,060	$	—	$	154,060
Total Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2024	$	—	$	154,060	$	—	$	154,060
December 31, 2023								
Assets:								
Investment Securities Available-for-Sale								
Debt Securities Issued by the U.S. Treasury and Government Agencies	$	146,214	$	66,359	$	—	$	212,573
Debt Securities Issued by States and Political Subdivisions		—		63,806		—		63,806
Debt Securities Issued by U.S. Government-Sponsored Enterprises		—		1,476		—		1,476
Debt Securities Issued by Corporations		—		657,701		—		657,701
Collateralized Mortgage Obligations Issued by								
Residential - Government Agencies or Sponsored Enterprises		—		774,363		—		774,363
Commercial - Government Agencies or Sponsored Enterprises		—		134,923		—		134,923
Total Collateralized Mortgage Obligations		—		909,286		—		909,286
Mortgage-Backed Securities Issued by:								
Residential - Government Agencies or Sponsored Enterprises		—		564,091		—		564,091
Total Investment Securities Available-for-Sale		146,214		2,262,719		—		2,408,933
Loans Held for Sale		—		3,124		—		3,124
Mortgage Servicing Rights		—		—		678		678
Other Assets		13,448		—		—		13,448
Derivatives [1]		—		94,921		148		95,069
Total Assets Measured at Fair Value on a Recurring Basis as of December 31, 2023	$	159,662	$	2,360,764	$	826	$	2,521,252
Liabilities:								
Derivatives [1]	$	—	$	143,857	$	—	$	143,857
Total Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2023	$	—	$	143,857	$	—	$	143,857

[1.] The fair value of each class of derivatives is shown in Note 17 *Derivative Financial Instruments*.

For the years ended December 31, 2024 and 2023, the changes in Level 3 assets and liabilities measured at fair value on a recurring basis were as follows:

(dollars in thousands)	Mortgage Servicing Rights [1]		Net Derivative Assets and Liabilities [2]	
Year Ended December 31, 2024				
Balance as of January 1, 2024	$	678	$	148
Realized and Unrealized Net Gains (Losses):				
Included in Net Income		(31)		805
Transfers to Loans Held for Sale		—		(919)
Balance as of December 31, 2024	$	647	$	34
Total Unrealized Net Gains Included in Net Income				
Related to Assets Still Held as of December 31, 2024	$	—	$	805
Year Ended December 31, 2023				
Balance as of January 1, 2023	$	717	$	(122,072)
Transfer to Level 2 [3]		—		122,130
Realized and Unrealized Net Gains (Losses):				
Included in Net Income		(39)		828
Transfers to Loans Held for Sale		—		(738)
Balance as of December 31, 2023	$	678	$	148
Total Unrealized Net Gains Included in Net Income				
Related to Assets Still Held as of December 31, 2023	$	—	$	828

[1.] Realized and unrealized gains and losses related to mortgage servicing rights are reported as a component of Mortgage Banking in the Company's consolidated statements of income.

[2.] Realized and unrealized gains and losses related to IRLCs are reported as a component of Mortgage Banking in the Company's consolidated statements of income.

[3.] In 2023, the Company concluded that the impact of the credit factor adjustment, while still unobservable, is not significant to the fair value measurement of these instruments. As a result, the fair values of interest rate swaps were classified as a Level 2 measurement.

For Level 3 assets and liabilities measured at fair value on a recurring or nonrecurring basis as of December 31, 2024 and 2023, the significant unobservable inputs used in the fair value measurements were as follows:

(dollars in thousands)	Valuation Technique	Description	December 31, 2024			December 31, 2023		
			Range	Weighted Average[1]	Fair Value	Range	Weighted Average[1]	Fair Value
Mortgage Servicing Rights	Discounted Cash Flow	Constant Prepayment Rate	2.98% - 17.63%	4.00%	$ 25,636	2.98% - 21.18%	4.06%	$ 26,851
		Discount Rate	9.17% - 10.03%	9.92%		7.65% - 10.79%	9.48%	
Net Derivative Assets and Liabilities:								
Interest Rate Lock Commitments	Pricing Model	Closing Ratio	93.10% - 99.00%	94.17%	$ 34	83.50% - 99.00%	85.53%	$ 148

[1.] Unobservable inputs for mortgage servicing rights and interest rate lock commitments were weighted by the unpaid principal balance.

Significant increases (decreases) in any of these inputs in isolation could result in a significantly lower (higher) fair value measurement. Although the constant prepayment rate and the discount rate are not directly interrelated, they generally move in opposite directions of each other.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Company may be required periodically to measure certain assets and liabilities at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from the application of lower-of-cost-or-fair value accounting or impairment write-downs of individual assets. As of December 31, 2024 and 2023, there were no assets or liabilities with nonrecurring fair value adjustments. Additionally, there were no nonrecurring fair value adjustments during the year ended December 31, 2024 and 2023.

Fair Value Option

The following table reflects the difference between the aggregate fair value and the aggregate unpaid principal balance of the Company's residential mortgage loans held for sale as of December 31, 2024 and 2023.

(dollars in thousands)		Aggregate Fair Value		Aggregate Unpaid Principal		Aggregate Fair Value Less Aggregate Unpaid Principal
December 31, 2024						
Loans Held for Sale	$	2,150	$	2,109	$	41
December 31, 2023						
Loans Held for Sale	$	3,124	$	3,051	$	73

Changes in the estimated fair value of residential mortgage loans held for sale are reported as a component of Mortgage Banking in the Company's consolidated statements of income. For the years ended December 31, 2024 and 2023, the net gains or losses from the change in fair value of the Company's residential mortgage loans held for sale were not material.

Financial Instruments Not Recorded at Fair Value on a Recurring Basis

The following presents the carrying amount, fair value, and placement in the fair value hierarchy of the Company's financial instruments not recorded at fair value on a recurring basis as of December 31, 2024 and 2023. This table excludes financial instruments for which the carrying amount approximates fair value. For short-term financial assets such as cash and cash equivalents, the carrying amount is a reasonable estimate of fair value due to the relatively short time between the origination of the instrument and its expected realization. For non-marketable equity securities such as Federal Home Loan Bank of Des Moines and Federal Reserve Bank stock, the carrying amount is a reasonable estimate of fair value as these securities can only be redeemed or sold at their par value and only to the respective issuing government-supported institution or to another member institution. For financial liabilities such as noninterest-bearing demand, interest-bearing demand, and savings deposits, the carrying amount is a reasonable estimate of fair value due to these products having no stated maturity.

				Fair Value Measurements		
(dollars in thousands)	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	
December 31, 2024						
Financial Instruments – Assets						
Investment Securities Held-to-Maturity	$ 4,618,543	$ 3,820,882	$ 116,941	$ 3,703,941	$	—
Loans	13,777,756	12,908,626	—	—	12,908,626	
Financial Instruments – Liabilities						
Time Deposits	3,059,575	3,050,583	—	3,050,583	—	
Securities Sold Under Agreements to Repurchase	100,000	101,478	—	101,478	—	
Other Debt [1]	550,000	538,808	—	538,808	—	
December 31, 2023						
Financial Instruments – Assets						
Investment Securities Held-to-Maturity	$ 4,997,335	$ 4,253,637	$ 116,531	$ 4,137,106	$	—
Loans	13,698,701	12,872,260	—	—	12,872,260	
Financial Instruments – Liabilities						
Time Deposits	3,057,302	3,043,258	—	3,043,258	—	
Securities Sold Under Agreements to Repurchase	150,490	155,461	—	155,461	—	
Other Debt [1]	550,000	541,466	—	541,466	—	

[1.] Excludes finance lease obligations.

Note 22. Revenue from Contracts with Customers

The following presents noninterest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the years ended December 31, 2024, 2023 and 2022.

	Year Ended December 31,		
(dollars in thousands)	2024	2023	2022
Noninterest Income			
In-scope of Topic 606:			
Fees, Exchange, and Other Service Charges	$ 45,466	$ 44,887	$ 43,139
Trust and Asset Management	47,485	43,597	43,803
Service Charges on Deposit Accounts	13,676	13,244	12,975
Annuity and Insurance	5,368	4,672	3,710
Other	10,098	9,619	9,034
Noninterest Income (in-scope of Topic 606)	122,093	116,019	112,661
Noninterest Income (out-of-scope of Topic 606)	50,436	60,590	44,880
Total Noninterest Income	**$ 172,529**	**$ 176,609**	**$ 157,541**

Note 23. Leases

A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. Substantially all of the leases in which the Company is the lessee are comprised of real estate property for branches, ATM locations, and office space with terms extending through 2052. Substantially all of the Company's leases are classified as operating leases and therefore required to be recognized on the consolidated statements of condition as right-of-use ("ROU") assets and corresponding lease liabilities. The Company has one existing finance lease for a portion of the Company's principal offices with a lease term through 2052.

The following table represents the consolidated statements of condition classification of the Company's ROU assets and lease liabilities. The Company elected not to include short-term leases (i.e., leases with initial terms of twelve months or less), or equipment leases (deemed immaterial) on the consolidated statements of condition.

(dollars in thousands)		December 31, 2024	December 31, 2023
Lease Right-of-Use Assets	**Classification**		
Operating Lease Right-of-Use Assets	Operating Lease Right-of-Use Assets	$ 80,165	$ 86,110
Finance Lease Right-of-Use Assets	Premises and Equipment, Net	551	2,088
Total Lease Right-of-Use Assets		$ 80,716	$ 88,198
Lease Liabilities			
Operating Lease Liabilities	Operating Lease Liabilities	$ 88,794	$ 94,693
Finance Lease Liabilities	Other Debt	8,274	10,190
Total Lease Liabilities		$ 97,068	$ 104,883

The calculated amount of the ROU assets and lease liabilities in the table above are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments. The Company's lease agreements often include one or more options to renew at the Company's discretion. If at lease inception, the Company considers the exercising of a renewal option to be reasonably certain, the Company will include the extended term in the calculation of the ROU asset and lease liability. Regarding the discount rate, Topic 842 requires the use of the rate implicit in the lease whenever this rate is readily determinable. As this rate is rarely determinable, the Company utilizes its incremental borrowing rate at lease inception, on a collateralized basis, over a similar term. For operating leases existing prior to January 1, 2019, the rate for the remaining lease term as of January 1, 2019, was used. For the Company's only finance lease, the Company utilized its incremental borrowing rate at lease inception.

	December 31, 2024	December 31, 2023
Weighted-Average Remaining Lease Term		
Operating Leases	13.8 years	14.7 years
Finance Leases	28.0 years	29.0 years
Weighted-Average Discount Rate		
Operating Leases	3.62%	3.59%
Finance Leases	7.04%	7.04%

The following table represents lease costs and other lease information. As the Company elected, for all classes of underlying assets, not to separate lease and non-lease components and instead to account for them as a single lease component, the variable lease cost primarily represents variable payments such as common area maintenance and utilities. Variable lease cost also includes payments for ATM location leases in which payments are based on a percentage of ATM transactions (i.e., ATM surcharge fees), rather than a fixed amount.

(dollars in thousands)		2024		2023		2022
Lease Costs						
Operating Lease Cost	$	11,469	$	11,667	$	11,843
Variable Lease Cost		3,808		3,497		3,305
Short-Term Lease Cost		478		226		328
Interest on Lease Liabilities [1]		671		721		728
Amortization of Right-of-Use Assets		55		72		72
Revaluation of lease liability		(330)		—		—
Sublease Income		(6,105)		(7,201)		(7,147)
Net Lease Costs	$	10,046	$	8,982	$	9,129
Other Information						
Cash Paid for Amounts Included in the Measurement of Lease Liabilities:						
Operating Cash Flows for Operating Leases	$	12,368	$	11,561	$	11,502
Operating Cash Flows for Finance Leases		671		721		728
Financing Cash Flows for Finance Leases		105		104		97
Non-Cash Operating Activities:						
Right-of-Use Assets Obtained in Exchange for New Operating Lease Liabilities		3,244		2,477		10,804

[1] Included in other debt interest expense in the Company's consolidated statements of income. All other lease costs in this table are included in net occupancy expense.

Future minimum payments for finance leases and operating leases with initial or remaining terms of one year or more as of December 31, 2024, were as follows:

(dollars in thousands)		Finance Leases		Operating Leases
2025	$	677	$	11,529
2026		677		10,458
2027		677		9,478
2028		677		8,865
2029		677		8,115
Thereafter		15,581		73,459
Total Future Minimum Lease Payments		18,966		121,904
Amounts Representing Interest		(10,692)		(33,110)
Present Value of Net Future Minimum Lease Payments	$	8,274	$	88,794

The Company, as lessor, leases and subleases certain properties to third party lessees. Rental income for these operating leases, which includes payments received for common area maintenance and utilities, were $9.1 million, $10.1 million, and $9.5 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Future minimum rental income under operating leases, including subleases, as of December 31, 2024, were as follows:

(dollars in thousands)		Minimum Rental Income
2025	$	4,916
2026		4,076
2027		2,899
2028		2,358
2029		881
Thereafter		2,168
Total	$	17,298

Note 24. Bank of Hawaii Corporation Financial Statements

Condensed financial statements of the Parent were as follows:

Condensed Statements of Comprehensive Income (Loss)

		Year Ended December 31,				
(dollars in thousands)		2024		2023		2022
Income						
Dividends from Bank of Hawai'i	$	128,000	$	137,000	$	182,000
Investment Securities Losses, Net		(1,507)		(1,394)		(1,195)
Other Income and Interest on Investment		3		6		6
Total Income		126,496		135,612		180,811
Noninterest Expense						
Intercompany Salaries and Services		1,140		1,140		1,121
Other Expenses		1,882		2,409		2,240
Total Noninterest Expense		3,022		3,549		3,361
Income Before Income Tax Benefit and Equity in Undistributed Income of Subsidiaries		123,474		132,063		177,450
Income Tax Benefit		2,787		1,882		2,036
Equity in Undistributed Income of Subsidiaries		23,733		37,257		46,318
Net Income	$	149,994	$	171,202	$	225,804
Comprehensive Income (Loss)	$	203,293	$	209,172	$	(142,472)

Condensed Statements of Condition

		December 31, 2024		December 31, 2023
(dollars in thousands)				
Assets				
Cash with Bank of Hawai'i	$	107,174	$	25,310
Investment Securities Held-to-Maturity		2,500		2,500
Goodwill		14,129		14,129
Other Assets		17,308		14,619
Equity in Net Assets of Subsidiaries		1,540,432		1,369,732
Total Assets	$	1,681,543	$	1,426,290
Liabilities				
Other Liabilities	$	13,769	$	12,048
Total Liabilities		13,769		12,048
Shareholders' Equity		1,667,774		1,414,242
Total Liabilities and Shareholders' Equity	$	1,681,543	$	1,426,290

Condensed Statements of Cash Flows

(dollars in thousands)		Year Ended December 31,					
		2024		**2023**		**2022**	
Operating Activities							
Net Income	$	149,994	$	171,202	$	225,804	
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:							
Share-Based Compensation		779		887		847	
Net Losses on Sales of Investment Securities		1,507		1,394		1,195	
Equity in Undistributed Income of Subsidiaries		(23,733)		(37,257)		(46,318)	
Net Change in Other Assets and Other Liabilities		(969)		(585)		1,138	
Net Cash Provided by Operating Activities		127,578		135,641		182,666	
Investing Activities							
Capital Contributions to the Bank of Hawai'i		(80,000)		—		—	
Expenses related to Sales of Investment Securities		(1,507)		(1,394)		(1,195)	
Net Cash Used in Investing Activities		(81,507)		(1,394)		(1,195)	
Financing Activities							
Proceeds from Issuance of Preferred Stock		160,614		—		—	
Proceeds from Issuance of Common Stock		5,438		5,878		6,797	
Repurchase of Common Stock		(5,302)		(14,290)		(55,063)	
Cash Dividends Paid Common Stock		(112,313)		(111,795)		(112,557)	
Cash Dividends Paid Preferred Stock		(12,644)		(7,877)		(7,877)	
Net Cash Provided by (Used in) Financing Activities		35,793		(128,084)		(168,700)	
Net Change in Cash and Cash Equivalents		81,864		6,163		12,771	
Cash and Cash Equivalents at Beginning of Period		25,310		19,147		6,376	
Cash and Cash Equivalents at End of Period	$	107,174	$	25,310	$	19,147	

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company's management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2024. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2024.

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. Internal control is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation of reliable published financial statements. Internal control over financial reporting includes self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Because of inherent limitations in any system of internal control, no matter how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the Company's internal control over financial reporting as of December 31, 2024. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company maintained effective internal control over financial reporting as of December 31, 2024.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024, has been audited by Ernst & Young LLP , located in Honolulu, Hawai'i, United States, the independent registered public accounting firm who also has audited the Company's Consolidated Financial Statements included in this Annual Report on Form 10-K. Ernst & Young LLP's attestation report on the Company's internal control over financial reporting appears on the following page and is incorporated by reference herein.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2024, that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Bank of Hawaii Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Bank of Hawaii Corporation and subsidiaries' internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Bank of Hawaii Corporation and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of condition of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 3, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Honolulu, Hawai'i
March 3, 2025

Item 9B. Other Information

During the fiscal quarter ended December 31, 2024, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) and/or any non-Rule 10b5-1 trading arrangement.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Certain information regarding the executive officers of the Parent is included in Part I, Item 1. "Information about our Executive Officers". Other information required by this Item is incorporated herein by reference to the Bank of Hawai'i Corporation Proxy Statement for the 2025 annual meeting of shareholders (the "Proxy Statement") to be filed with the SEC within 120 days after the end of the Company's fiscal year end to which this report relates.

The information required by Item 10 regarding directors is included under "Proposal 1: Election of Directors - Board of Directors" in the Proxy Statement and is incorporated herein by reference.

The information required by Item 10 regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 is included under "Executive Compensation - Compensation Discussion and Analysis - Other Matters" in the Proxy Statement and is incorporated herein by reference.

Additional information in response to this Item 10 is included under "Proposal 1: Election of Directors – Board Committees and Meetings," and, as it relates to a code of ethics within the meaning of Item 406 of Regulation S-K, under "Commitment to Effective Corporate Governance - Code of Business Conduct and Ethics" in the Proxy Statement and are incorporated herein by reference.

The Company has adopted an insider trading policy that governs the purchase, sale, and/or other transactions of our securities by our directors, officers, and employees of the Company and its subsidiaries, as well as other covered persons, which policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information required by this Item 11 is included under "Executive Compensation" "Executive Compensation – Compensation Discussion and Analysis," "Commitment to Effective Corporate Governance – Human Resources & Compensation Committee Interlocks and Insider Participation," "Proposal 1: Election of Directors – Director Compensation," and "Executive Compensation – Human Resources & Compensation Committee Report" in the Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 201(d) of Regulation S-K is included under "Equity Compensation Plan Information" in the Proxy Statement and is incorporated herein by reference.

Other information in response to this Item 12 is incorporated by reference to the section of the Proxy Statement entitled "Beneficial Ownership.".

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is included under "Certain Relationships and Related Transactions" and "Commitment to Effective Corporate Governance - Director Independence," respectively, in the Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this Item 14 is included under "Proposal 4: Ratification of the Re-Appointment of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for the 2025 Fiscal Year" in the Proxy Statement and is incorporated herein by reference.


Part IV


Item 15. Exhibits, Financial Statement Schedules

(a) Financial Statements and Schedules

The following Consolidated Financial Statements of Bank of Hawaii Corporation and Subsidiaries are included in Item 8 of this report:

Consolidated Statements of Condition – December 31, 2024 and 2023

Consolidated Statements of Income – Years ended December 31, 2024, 2023 and 2022

Consolidated Statements of Comprehensive Income (Loss) – Years ended December 31, 2024, 2023 and 2022

Consolidated Statements of Shareholders' Equity – Years ended December 31, 2024, 2023 and 2022

Consolidated Statements of Cash Flows – Years ended December 31, 2024, 2023 and 2022

Notes to Consolidated Financial Statements

All other schedules to the Consolidated Financial Statements stipulated by Article 9 of Regulation S-X and all other schedules to the financial statements of the registrant required by Article 5 of Regulation S-X are not required under the related instructions or are inapplicable and, therefore, have been omitted.

Exhibit Table

Exhibit Number	
3.1	Certificate of Incorporation of Bank of Hawaii Corporation (f/k/a Pacific Century Financial Corporation and Bancorp Hawaii, Inc.), as amended (incorporated by reference from Exhibit 3.1 to Bank of Hawaii Corporation's Annual Report on Form 10-K for its fiscal year ended December 31, 2005, as filed on February 28, 2006 (the "2005 10-K")).
3.2	Certificate of Amendment of Certificate of Incorporation of Bank of Hawaii Corporation (incorporated by reference from Exhibit 3.1 to Bank of Hawaii Corporation's Current Report on Form 8-K filed on April 30, 2008 (the "April 30, 2008 8-K")).
3.3	Amended and Restated By-Laws of Bank of Hawaii Corporation (as amended November 20, 2020) (incorporated by reference from Exhibit 3.2 to Bank of Hawaii Corporation's Current Report on Form 8-K filed on November 23, 2020).
3.4	Certificate of Designations of 4.375% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A (incorporated by reference to Exhibit 3.1 to Bank of Hawaii Corporation's Current Report on Form 8-K filed on June 15, 2021).
3.5	Certificate of Designations of 8.000% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B (incorporated by reference to Exhibit 3.1 to Bank of Hawaii Corporation's Current Report on Form 8-K filed on June 21, 2024).
4.1	Instruments defining the rights of holders of long-term debt of Bank of Hawaii Corporation and its consolidated subsidiaries are not filed as exhibits because the amount of debt authorized under any such instruments does not exceed 10% of the total assets of Bank of Hawaii Corporation and its consolidated subsidiaries. Bank of Hawaii Corporation agrees to furnish a copy of any such instrument to the Commission upon request.
4.2	Description of the Registrant's Securities
4.3	Deposit Agreement, dated June 15, 2021, by and among Bank of Hawaii Corporation, Computershare Inc. and Computershare Trust Company, N.A., jointly as depositary, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.1 to Bank of Hawaii Corporation's Current Report on Form 8-K filed with the SEC on June 15, 2021)
4.4	Form of Depository Receipt - Series A (included in Exhibit 4.3)
4.5	Deposit Agreement, dated June 21, 2024, by and among Bank of Hawaii Corporation, Computershare Inc. and Computershare Trust Company, N.A., jointly as depositary, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.1 to Bank of Hawaii Corporation's Current Report on Form 8-K filed with the SEC on June 21, 2024)
4.6	Form of Depository Receipt - Series B (included in Exhibit 4.5)
10.1	Bank of Hawaii Corporation's Executive Incentive Plan, as amended (incorporated by reference from Exhibit 10.2 to the 2005 10-K).*
10.2	Bank of Hawaii Corporation's Executive Base Salary Deferral Plan (incorporated by reference from Exhibit 10.1 to the Bank of Hawaii Corporation's Current Report on Form 8-K filed on December 22, 2005).*
10.3	Bank of Hawaii Corporation's Directors' Deferred Compensation Plan, as amended (incorporated by reference from Exhibit 10.7 to the 2005 10-K).*
10.4	Board Resolution for Amendment to the Restricted Stock and Option Awards under the Bank of Hawaii Corporation's Amended and Restated Director Stock Compensation Plan (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on July 28, 2008).*
10.5	Amendment 2010-1 to the Bank of Hawaii Corporation Executive Incentive Plan (incorporated by reference from Exhibit 10.1 to the Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on July 26, 2010).*
10.6	Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan –Share Appreciation Replacement Program - 2011 Nonqualified Stock Option Agreement (incorporated by reference from Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on November 22, 2011).*

10.7	Bank of Hawaii Corporation's 2014 Stock and Incentive Plan - Form of 2015 Restricted Stock Grant Agreement - (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 28, 2015).*
10.8	Bank of Hawaii Corporation's 2014 Stock and Incentive Plan - Form of 2015 Restricted Stock Unit Grant Agreement - (incorporated by reference from Exhibit 10.2 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 28, 2015).*
10.9	Bank of Hawaii Corporation's 2015 Director Stock Compensation Plan (incorporated by reference from Appendix A to Bank of Hawaii Corporation's Definitive Proxy Statement on Schedule 14A for the 2015 Annual Meeting of Shareholders filed on March 13, 2015).*
10.10	Bank of Hawaii Corporation's 2014 Stock and Incentive Plan - Form of 2016 Restricted Stock Grant Agreement (incorporated by reference from Exhibit 10.30 to the Bank of Hawaii Corporation's Annual Report on Form 10-K, as filed on February 29, 2016).*
10.11	Bank of Hawaii Corporation's 2014 Stock and Incentive Plan - Form of 2016 Restricted Stock Unit Grant Agreement (incorporated by reference from Exhibit 10.31 to the Bank of Hawaii Corporation's Annual Report on Form 10-K, as filed on February 29, 2016).*
10.12	Bank of Hawaii Corporation's 2004 Stock and Incentive Compensation Plan - Amendment of 2011 Nonqualified Stock Option Agreement (incorporated by reference from Exhibit 10.1 to the Bank of Hawaii Corporation's Quarterly Report on Form 10-Q, as filed on July 25, 2016).*
10.13	Amendment to Bank of Hawaii Corporation's 2014 Stock and Incentive Plan (incorporated by reference from Appendix A to Bank of Hawaii Corporation's Definitive Proxy Statement on Schedule 14A for the 2017 Annual Meeting of Shareholders, as filed on March 17, 2017).*
10.14	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2018 Restricted Stock Grant Agreement (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on February 26, 2018).*
10.15	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2019 Restricted Stock Grant Agreement (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on February 25, 2019).*
10.16	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2020 Restricted Stock Grant Agreement (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on February 24, 2020).*
10.17	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2020 Restricted Stock Grant Agreement (Service-Based)(incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on February 22, 2021).*
10.18	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2020 Restricted Stock Grant Agreement (Performance Based) (incorporated by reference from Exhibit 10.2 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on February 22, 2021).*
10.19	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2021 Special Retention Incentive Plan Restricted Stock Grant Agreement (Performance Based) (incorporated by reference from Exhibit 10.2 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on March 26, 2021).*
10.20	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2021 Supplemental Restricted Stock Grant Program Restricted Stock Grant Agreement (Performance Based) (incorporated by reference from Exhibit 10.3 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on March 26, 2021).*
10.21	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2022 Restricted Stock Grant Agreement (Performance Based) (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on January 21, 2022).*
10.22	Bank of Hawaii Corporation's 2014 Stock and Incentive Compensation Plan - Form of 2022 Restricted Stock Grant Agreement (Performance Based) (Select Executive Retention Program) (incorporated by reference from Exhibit 10.1 to Bank of Hawaii Corporation's Current Report on Form 8-K, as filed on February 18, 2022).*

10.23	Bank of Hawaii Corporation 2024 Stock and Incentive Plan (incorporated by reference from Appendix A to the Company's Definitive Proxy Statement on Schedule 14A for the 2024 Annual Meeting of Shareholders, as filed with the SEC on March 15, 2024).*
10.24	Bank of Hawaii Corporation's 2024 Stock and Incentive Plan - Form of 2024 Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 99.2 to the Company's Registration Statement on Form S-8 (SEC File No. 333-278972) filed on April 26, 2024).*
19.1	Bank of Hawaii Corporation Securities Trading Policy
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification on Chief Executive Officer Pursuant to Rule 13a-14(a) Under the Securities Exchange Act of 1934.
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) Under the Securities Exchange Act of 1934.
32	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Executive Compensation Clawback Policy (incorporated by reference to Exhibit 97 of the Company's Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 29, 2024).
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

Not Applicable.

**Signatures**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2025   Bank of Hawaii Corporation

By: /s/ Peter S. Ho
     Peter S. Ho
     Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on March 3, 2025 by the following persons on behalf of the registrant and in the capacities indicated.

/s/ Peter S. Ho	/s/ Dean Y. Shigemura
Peter S. Ho	Dean Y. Shigemura, Chief Financial Officer
Chairman of the Board and Chief Executive Officer	(Principal Financial Officer)
(Principal Executive Officer)	
/s/ Keith M. Asato	/s/ John C. Erickson
Keith M. Asato, Director Financial Reporting	John C. Erickson, Director
(Principal Accounting Officer)	
/s/ Joshua D. Feldman	/s/ Michelle E. Hulst
Joshua D. Feldman, Director	Michelle E. Hulst, Director
/s/ Kent T. Lucien	/s/ Elliot K. Mills
Kent T. Lucien, Director	Elliot K. Mills, Director
/s/ Alicia E. Moy	/s/ Victor K. Nichols
Alicia E. Moy, Director	Victor K. Nichols, Director
/s/ Dana M. Tokioka	/s/ Raymond P. Vara, Jr.
Dana M. Tokioka, Director	Raymond P. Vara, Jr., Director
/s/ Suzanne P. Vares-Lum	/s/ Robert W. Wo
Suzanne P. Vares-Lum, Director	Robert W. Wo, Director